Exhibit (d)

This description of FMS-WM and the Federal Republic is dated October 21, 2019 and appears as Exhibit (d) to the Annual Report on Form 18-K of FMS-WM for the fiscal year ended December 31, 2018.

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THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF FMS-WM. THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this description, references to “€,” “euro” or “EUR” are to the single European currency of the member states of the European Union participating in the euro and references to “U.S. dollars,” “$” or “USD” are to United States dollars. See “The Federal Republic of Germany—General—The European Union and European Integration” for a discussion of the introduction of the euro.

FMS-WM’s accounts are kept, and the economic data on the Federal Republic is expressed, in euro.

Any discrepancies in the tables included in this prospectus between the amounts and the totals thereof are due to rounding.

In this document, references to the “Federal Republic” and “Germany” are to the Federal Republic of Germany and references to the “Federal Government” are to the government of the Federal Republic of Germany. The term “FMS-WM” refers to FMS Wertmanagement.

RECENT DEVELOPMENTS

FMS WERTMANAGEMENT

Other Recent Developments

In March 2019, Mr. Stephan Winkelmeier, former Chief Executive Officer and Spokesman of the Executive Board, asked FMS-WM’s Supervisory Board to prematurely release him from his contract as of June 30, 2019. Furthermore, Frank Hellwig, former Chief Operating Officer of FMS-WM, informed the Supervisory Board earlier this year of his decision not to extend his contract upon its expiration on September 30, 2019.

Mr. Christoph Müller, who initially served as Chief Risk Officer and Chief Financial Officer of FMS-WM, has taken over as Chief Executive Officer and Spokesman of the Executive Board as of July 1, 2019. In addition, Ms. Carola Falkner was appointed as a new member of the Executive Board with effect from July 1, 2019.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects)(1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
2nd quarter 2018	0.4	2.1
3rd quarter 2018	-0.1	1.1
4th quarter 2018	0.2	0.6
1st quarter 2019	0.4	0.9
2nd quarter 2019	-0.1	0.4

(1)	Adjustment for seasonal and calendar effects according to the Census X-13-ARIMA method.

In the second quarter of 2019, Germany’s gross domestic product (“GDP”) decreased by 0.1% compared to the first quarter of 2019 after price, seasonal and calendar adjustments.

Compared to the first quarter of 2019, positive contributions to growth came mainly from domestic demand in the second quarter of 2019. Compared with the first quarter of 2019, both household final consumption expenditure (+0.1%) and government final consumption expenditure (+0.5%) increased in the second quarter of 2019. Capital formation also increased in the second quarter of 2019 compared to the first quarter of 2019, with fixed capital formation in machinery and equipment up 0.6% and in other fixed assets up by 1.0%. Exports recorded a stronger quarter-on-quarter decrease than imports.

In a year-on-year comparison, in price and calendar-adjusted terms, the German economy grew by 0.4% in the second quarter of 2019 compared to the second quarter of 2018, following increases of 0.9% in the first quarter of 2019 compared to the first quarter of 2018 and 0.6% in the fourth quarter of 2018 compared to the fourth quarter of 2017.

Source: Statistisches Bundesamt, Correction: Gross domestic product: detailed results for the 2nd quarter of 2019, press release of August 27, 2019 (https://www.destatis.de/EN/Press/2019/08/PE19_321_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
September 2018	0.2	1.9
October 2018	0.2	2.3
November 2018	-0.7	2.1
December 2018	0.0	1.6
January 2019	-0.8	1.4
February 2019	0.4	1.5
March 2019	0.4	1.3
April 2019	1.0	2.0
May 2019	0.2	1.4
June 2019	0.3	1.6
July 2019	0.5	1.7
August 2019	-0.2	1.4
September 2019	0.0	1.2

In September 2019, consumer prices in Germany increased by 1.2% compared to September 2018. Energy prices decreased by 1.1% compared to September 2018 and had a downward effect on the overall price development. Excluding energy prices, the inflation rate in September 2019 compared to September 2018 would have been 1.4%.

Compared to September 2018, food prices increased in September 2019 by 1.3%. Marked year-on-year price increases were recorded in September 2019 compared to September 2018 for meat and meat products (+4.6%) as well as fish, fish products and seadfood (+3.2%). In contrast, the prices for edible fats and oils decreased considerably (-13.4%) in the corresponding period.

The prices of goods overall increased by 0.6% in September 2019 compared to September 2018. In addition, year-on-year price increases were also recorded in September 2019 compared to September 2018 for other goods such as newspapers and periodicals (+5.1%), tobacco products (+4.3%) and new passenger cars (+2.4%). The prices of services overall increased by 1.8% in September 2019 compared to September 2018, with a major factor being the increase in net rents exclusive of heating expenses (+1.4%). Large price increases were observed for the maintenance and repair of vehicles (+5.0%), services of social facilities (+4.9%), air tickets (+4.3%), hairdresser services and other services for personal care (+3.2%) and for catering services (2.8%).

Compared to August 2019, the consumer price index remained unchanged in September 2019. Considerable month-on-month increases were recorded for clothing (+7.2%) and footwear (+2.7%). Due to the end of the summer holiday, there were seasonal price decreases for package holidays (-10.3%) and air tickets (-2.2%) in the same period.

Sources: Statistisches Bundesamt, Konjunkturindikatoren, Preisindizes im Überblick, Verbraucherpreisindex, Veränderungsraten zum Vorjahresmonat in % and Veränderungen zum Vormonat in % (https://www.destatis.de/DE/Themen/Wirtschaft/Konjunkturindikatoren/Preise/pre110.html); Statistisches Bundesamt, Consumer prices in September 2019: +1.2% on September 2018, press release of October 11, 2019 (https://www.destatis.de/EN/Press/2019/10/PE19_399_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
August 2018	3.4	3.4
September 2018	3.3	3.3
October 2018	3.2	3.3
November 2018	3.2	3.3
December 2018	3.1	3.3
January 2019	3.4	3.2
February 2019	3.2	3.2
March 2019	3.5	3.2
April 2019	3.2	3.2
May 2019	3.0	3.1
June 2019	3.0	3.1
July 2019	3.1	3.1
August 2019	3.2	3.1

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-13-JDemetra+ method.

Compared to August 2018, the number of employed persons increased in August 2019 by approximately 317,000 or 0.7%. Compared to July 2019, the number of employed persons increased in August 2019 by approximately 9,000 after adjustment for seasonal fluctuations.

In August 2019, the number of unemployed persons decreased by approximately 88,000 or 5.4% compared to August 2018. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in August 2019 stood at 1.33 million, which was a decrease of roughly 7,400 compared to July 2019. The adjusted unemployment rate was 3.1% in August 2019.

Sources: Statistisches Bundesamt, August 2019: number of persons in employment up 0.7% year on year, press release of September 30, 2019

(https://www.destatis.de/EN/Press/2019/09/PE19_384_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion)(1)
Item	January to August 2019	January to August 2018
Trade in goods, including supplementary trade items	158.3	152.5
Services	-16.6	-15.6
Primary income	54.8	50.4
Secondary income	-31.6	-27.8

Current account	164.9	159.6

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, Exports in August 2019: -3.9% on August 2018, press release of October 10, 2019 (https://www.destatis.de/EN/Press/2019/10/PE19_395_51.html).

FMS WERTMANAGEMENT

GENERAL

Overview

FMS-WM is a wind-up institution (Abwicklungsanstalt) organized as a public law entity (Anstalt öffentlichen Rechts) under public law of the Federal Republic with partial legal capacity pursuant to Section 8a para 1 of the German Financial Market Stabilization Fund Act (Finanzmarktstabilisierungsfondsgesetz, “FMStFG”). Partial legal capacity, under German administrative law, means that FMS-WM does not have the right to bring an administrative proceeding against the German Federal Agency for Financial Market Stabilization (Bundesanstalt für Finanzmarktstabilisierung, “FMSA”) under its charter. FMS-WM has, however, full power and legal capacity to contract with third parties and sue and be sued in court. FMS-WM is wholly owned by the German Financial Market Stabilization Fund (Finanzmarktstabilisierungsfonds), a special pool of assets (Sondervermögen) of the Federal Republic, which is abbreviated as “FMS” in German and referred to as “FMS (SoFFin)” (previously referred to as “SoFFin”) in this document. FMS-WM is charged with liquidating a portfolio of risk positions and non-strategic assets/businesses in an original amount of EUR 175.7 billion (nominal volume) that it assumed from Hypo Real Estate Holding AG and its subsidiaries and special purpose entities (referred to herein collectively as the “HRE Group”) on October 1, 2010. As of 2007, the HRE Group was one of the largest commercial property lenders, issuers of covered bonds and providers of public finance in Germany. It encountered severe financial difficulties in 2008/09 in the course of the global financial markets crisis. Given the systemic importance of the HRE Group and the resulting public interest in stabilizing the HRE Group, the Federal Republic initiated support measures for this credit institution, including the transfer of risk positions and non-strategic assets/businesses to FMS-WM.

FMS-WM pursues its objective of managing and unwinding its portfolio according to a strategic management framework known as the “wind-up plan” (Abwicklungsplan), which is updated and adapted on a regular basis. FMS-WM aims to maximize the value of its portfolio by managing and liquidating it in a value-preserving manner over an extended period of time. For any given part of the portfolio, the plan requires an assessment of whether FMS-WM should sell, hold, or restructure its holdings. As of December 31, 2018, FMS-WM had liquidated approximately EUR 108.8 billion (excluding foreign currency effects), including the wind-down of the portfolio extensions in 2016, 2017 and 2018 due to the acquisition of assets of DEPFA Bank plc (“Depfa”) with an aggregate nominal amount of EUR 5.8 billion, of its initial portfolio of EUR 175.7 billion. As described in more detail below, the acquisition of assets of Depfa in 2016, 2017 and 2018 are referred to herein as the “Portfolio Extensions.” For additional information on the Portfolio Extensions, see “Business and Operations—The Portfolio” and “Business and Operations—The Depfa Group.”

FMS-WM engages in funding activities, including the issuance of debt securities and/or obtaining financing from financial institutions, in order to refinance funding instruments associated with the portfolio it has assumed as they expire. FMS-WM will have to engage in refinancing activities on the capital markets until its portfolio has been liquidated. As of December 31, 2018, FMS-WM had subscribed capital of EUR 200,000, the total amount of which had been paid in.

FMS-WM’s obligations are backed by the full faith and credit of the Federal Republic. Pursuant to the FMStFG, FMS-WM’s obligations benefit from a statutory guarantee of FMS (SoFFin) and under FMS-WM’s charter, FMS (SoFFin) is obligated to cover all losses sustained by FMS-WM and to ensure that FMS-WM is able to pay all its liabilities at any time when due and in full. According to Section 5 of the FMStFG, the Federal Republic, in turn, is directly liable for all of FMS (SoFFin)’s obligations.

FMS-WM is governed by two corporate bodies: the Supervisory Board (Verwaltungsrat) and the Executive Board (Vorstand). The eight-member Supervisory Board is appointed by FMS (SoFFin) and is responsible for the composition and oversight of the Executive Board as well as for major strategic decisions of FMS-WM. The Executive Board has a minimum of two members (currently three) and is appointed by the Supervisory Board. It is responsible for representing FMS-WM externally and for managing its business.

FMS-WM is registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Munich under HRA 96076. Its registered office and business address is at Prinzregentenstrasse 56, 80538 Munich, Federal Republic of Germany. Its telephone number is +49 89 9547627-0. FMS-WM maintains a branch in Rome, Italy. The Italian branch was registered with the company register (Registro delle Imprese) of Rome on May 7, 2013 under registration number 12372371000. As of the date hereof, FMS-WM does not intend to open any additional branches.

Creation and Legal Status

FMS-WM’s creation and legal status are a direct result of the German Federal Government’s response to the global financial markets crisis. In October 2008, the German Federal Government enacted a comprehensive package of measures to support key German strategic financial institutions, most notably the HRE Group. This comprehensive package included the FMStFG, which provided for the implementation of FMS (SoFFin) and established FMSA, a federal agency under public law with legal personality (rechtsfähige Anstalt öffentlichen Rechts) supervised by the German Federal Ministry of Finance (Bundesfinanzministerium). Section 8a of the FMStFG grants FMSA the power to create wind-up institutions. The purpose of these institutions is to assume distressed and non-strategic assets from systemically important financial institutions and to eventually dispose of or liquidate the risk positions transferred to them.

As of 2007, the HRE Group was one of the largest commercial property lenders and providers of public finance in Germany. Most of the commercial property loans were refinanced by the issuance of covered bonds, making the HRE Group the leading German issuer of covered bonds. In the course of the liquidity crisis in September 2008, the HRE Group encountered financial difficulties primarily caused by the heavy debt burden held by one of its subsidiaries, Depfa. Depfa had borrowed short-term money to fund higher interest-bearing long-term positions in public sector finance on a large scale. When the interbank lending market collapsed in September 2008, Depfa faced substantial refinancing problems. Within a short period of time, the entire HRE Group faced solvency issues as well. Due to the HRE Group’s importance for the German financial system, the Federal Republic initiated various support measures, which led to FMS (SoFFin) becoming the sole owner of the HRE Group in October 2009. The government support measures also included the extension of liquidity guarantees by FMS (SoFFin) and the creation of FMS-WM as a wind-up institution under Section 8a of the FMStFG on July 8, 2010. Risk positions and non-strategic assets/businesses of the HRE Group were then transferred to FMS-WM on October 1, 2010.

FMS-WM is a public law institution with partial legal capacity (teilrechtsfähige Anstalt des öffentlichen Rechts) created pursuant to German administrative law. It is wholly owned by FMS (SoFFin) and is subject to the supervision and control of FMSA. FMS-WM may act in its own name, and may be subject to court proceedings. In order to achieve its mandate of unwinding the portfolio of risk positions and non-strategic assets/businesses assumed from the HRE Group, FMS-WM may engage in all kinds of banking and financial services transactions and all other transactions that directly or indirectly serve its purposes. FMS-WM is, however, neither a financial institution nor a financial services institution within the meaning of the German Banking Act (Kreditwesengesetz, “KWG”), nor a securities firm within the meaning of the German Securities Trading Act (Wertpapierhandelsgesetz, “WpHG”), nor an insurance company within the meaning of the German Insurance Supervision Act (Versicherungsaufsichtsgesetz, “VAG”) nor regulated as such. As a consequence, FMS-WM is prohibited from engaging in transactions that would require a license under the European Union Banking Directive (2006/48/EC) or the European Union Directive on markets for financial instruments (2004/39/EC). Nonetheless, pursuant to its charter and the FMStFG, FMS-WM is subject to certain provisions of the KWG and the WpHG. In particular, FMS-WM is subject to banking supervision by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) and must comply with the organizational obligations and restrictions on certain activities imposed by the KWG applicable to banks and financial institutions. FMS-WM is, however, exempted from the regulatory capital and liquidity requirements and the licensing requirements under the KWG. FMS-WM is also deemed to be a financial institution for purposes of the German Money Laundering Act (Geldwäschegesetz, “GwG”), and is therefore subject to the provisions thereof.

Relationship with the Federal Republic of Germany

The following chart provides an overview of the relationship between FMS-WM and the Federal Republic, including FMS (SoFFin), FMSA and the Federal Republic of Germany – Finance Agency (Bundesrepublik Deutschland – Finanzgentur GmbH), as of January 1, 2018 following completion of the reorganization of FMSA:

For information on certain changes to the supervision of FMSA and the administration of FMS (SoFFin) as a result of the completed reorganization of FMSA, see “—Reorganization of FMSA” below.

Relationship with FMS (SoFFin)

FMS (SoFFin)

FMS-WM is wholly owned by FMS (SoFFin), which is established by law and designated to fulfill specific tasks of the German Federal Government assigned to it under the FMStFG. As of January 1, 2018, FMS (SoFFin) is administered and managed by Federal Republic of Germany – Finance Agency (Bundesrepublik Deutschland – Finanzagentur GmbH) (see “—Reorganization of FMSA”). FMS (SoFFin) is a special pool of assets (Sondervermögen) of the Federal Republic. The term special pool of assets (Sondervermögen) designates legally dependent assets of the Federal Republic. Accordingly, the FMStFG provides that FMS (SoFFin) shall have no legal capacity, although in legal relations FMS (SoFFin) may act, sue and be sued in its own name. There shall be no attachment of, or other measures of compulsory execution against, FMS (SoFFin). Any debt incurred by FMS (SoFFin) is accounted for as direct debt of the Federal Republic. In addition, Section 5 of the FMStFG provides that the Federal Republic is directly liable for the obligations of FMS (SoFFin). FMS (SoFFin)’s obligations are thus effectively obligations of the Federal Republic. FMS-WM continues to be supervised by FMSA.

FMS (SoFFin)’s purpose is to stabilize the German financial sector by extending liquidity guarantees, providing equity capital, assuming risk positions, and setting up wind-up institutions. To this end, FMS (SoFFin) has been authorized by the German legislature under Section 6 of the FMStFG to extend liquidity guarantees in a total aggregate amount of up to EUR 400 billion. In addition, Section 9 of the FMStFG authorizes the German Federal Ministry of Finance to incur debt in a total aggregate amount of up to EUR 80 billion to cover the cost of measures taken by FMS (SoFFin) in connection with the provision of equity capital, the assumption of risk positions and the compensation of losses of wind-up institutions. Specifically, the authorization permits the German Federal Ministry of Finance to incur debt up to an amount of EUR 40 billion. Subject to the approval of the parliamentary control panel for financial market stabilization which is comprised of eleven members of the budget committee of the German Bundestag, this amount can be increased by up to another EUR 30 billion and, subject to the approval of the budget committee of the German Bundestag, by up to another EUR 10 billion. Any financing required by FMS (SoFFin) is obtained in the manner used by the Federal Republic to finance itself, i.e., through the issuance of debt instruments by the Federal Republic of Germany – Finance Agency (Bundesrepublik Deutschland – Finanzagentur GmbH). When the Federal Republic incurs debt for FMS (SoFFin) it results in an increase in the net borrowings and debt of the Federal Republic. Applications for stabilization measures extended by FMS (SoFFin) could initially be made only until the end of 2010. As a consequence of developments in the euro area, however, the German Federal Government subsequently re-opened the application period, which finally expired at the end of 2015. The timing of the expiration of FMS (SoFFin)’s mandate to accept new applications for support measures coincided with the assumption by the European Single Resolution Board at the beginning of 2016 of responsibility for resolving and restructuring non-viable systemically important banks.

Guarantee

With effect from January 1, 2014, Section 8a of the FMStFG, which deals with the establishment of wind-up institutions, was amended to provide that FMS (SoFFin) guarantees all existing and future obligations of FMS-WM with respect to moneys, debt securities and derivative transactions as well as obligations of third parties that are expressly guaranteed by FMS-WM, which FMS-WM has borrowed, issued, entered into or incurred or which have been transferred to FMS-WM during the time period for which FMS (SoFFin) is the sole obligor of the loss compensation obligation (alleiniger Verlustausgleichspflichtiger). For a description of FMS (SoFFin)’s loss compensation obligation, see “—Loss Compensation and Liquidity Support Obligations” below. Accordingly, under the guarantee, if FMS-WM fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by it when that payment is due and payable, FMS (SoFFin) will be liable for that payment as and when it becomes due and payable, provided that the security was issued during the time period for which FMS (SoFFin) was the sole obligor of the loss compensation obligation. FMS (SoFFin)’s obligation under the guarantee ranks equally, without any preference, with all of its other present and future unsecured and unsubordinated indebtedness. Holders of securities issued by FMS-WM may enforce this obligation directly against FMS (SoFFin) without first having to take legal action against FMS-WM. If FMS (SoFFin) fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by FMS-WM when that payment is due and payable under the guarantee, the Federal Republic will be liable for that payment as and when it becomes due and payable pursuant to Section 5 of the FMStFG, as described above. The guarantee and the Federal Republic’s direct liability for FMS (SoFFin)’s obligations pursuant to Section 5 of the FMStFG are strictly a matter of statutory law and are not evidenced by any contract or instrument. Potential claims based on the guarantee and on Section 5 of the FMStFG may be subject to defenses available to FMS-WM and FMS (SoFFin) with respect to the obligations covered.

Loss Compensation and Liquidity Support Obligations

Under FMS-WM’s charter, which was enacted pursuant to Section 8a of the FMStFG, FMS (SoFFin) is obligated to cover all losses sustained by FMS-WM and to ensure that FMS-WM is able to pay all its liabilities at all times when due and in full. As described above, pursuant to Section 5 of the FMStFG, the Federal Republic is directly liable for FMS (SoFFin)’s obligations. Accordingly, FMS (SoFFin)’s loss compensation and liquidity support obligations enable FMS-WM to pursue its operations and effectively mean that FMS-WM’s obligations, including the obligations to holders of debt securities issued by FMS-WM, are backed by the full faith and credit of the Federal Republic.

For the year ended December 31, 2018, FMS (SoFFin) recorded a loss of EUR 1,513.8 million (2017: profit of EUR 1,456.7 million). The annual result is primarily influenced by the valuation of shares in Commerzbank AG and certain interest expense. As of December 31, 2018, the total outstanding stabilization measures provided by FMS (SoFFin) amounted to EUR 14.6 billion, which related entirely to equity capital (December 31, 2017: EUR 14.6 billion).

Relationship with FMSA

FMS-WM operates under the supervision and control of the Federal Republic, which is exercised through FMSA. FMSA was established to manage FMS (SoFFin) and to implement and monitor the stabilization measures extended by FMS (SoFFin). FMSA has the power to create wind-up institutions under Section 8a of FMStFG. In the course of the reorganization (see “—Reorganization of

FMSA”), FMSA was integrated into the Federal Republic of Germany – Finance Agency (Bundesrepublik Deutschland – Finanzagentur GmbH) which, in turn, is under the supervision of the German Federal Ministry of Finance (Bundesfinanzministerium). This structure ensures that FMSA acts in the public interest. In particular, the German Federal Ministry of Finance supervises FMSA’s activities and nominates the members of FMSA’s management committee (Leitungsausschuss). Certain decision-making powers have been delegated to the management committee by the FMStFG. In particular, the management committee manages FMSA and supervises its employees.

FMSA appoints the members of FMS-WM’s Supervisory Board. The Supervisory Board members, in turn, appoint the members of FMS-WM’s Executive Board. Both the Supervisory Board and FMSA may dismiss a member of the Executive Board for good cause.

FMSA is responsible for the legal supervision of FMS-WM. In particular, FMSA has to approve and supervise FMS-WM’s implementation of the wind-up plan as well as any deviations from, or amendments to, the wind-up plan. FMSA may give instructions to FMS-WM’s Executive Board and Supervisory Board in order to ensure that FMS-WM complies with applicable law and the requirements of its charter. Comprehensive reporting obligations by FMS-WM ensure that FMSA has a solid basis for exercising its control and instruction rights.

In keeping with its supervisory role, FMSA action is required for the dissolution of FMS-WM. While there is no set maximum duration for FMS-WM’s existence, FMS-WM’s charter provides that FMS-WM shall exist only until the transferred risk positions and non-strategic assets/businesses have been liquidated in full, at which point it is obligated to notify FMSA. FMSA may initiate the final dissolution process for FMS-WM if it has no remaining liabilities or if FMS (SoFFin) has assumed any remaining liabilities. Any assets or profits remaining at the time of dissolution will be transferred to FMS (SoFFin).

Reorganization of FMSA

In December 2016, the German parliament passed a law for the reorganization of FMSA, under which Germany’s national resolution authority was integrated into the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) and FMSA was integrated into the Federal Republic of Germany – Finance Agency (Bundesrepublik Deutschland – Finanzagentur GmbH). The administration and management of FMS (SoFFin), for which FMSA was initially responsible, was assumed by the Federal Republic of Germany – Finance Agency while FMSA remains responsible for the German wind-up institutions FMS-WM and Erste Abwicklungsanstalt. The reorganization was completed with effect as of January 1, 2018.

Accordingly, the reorganization of FMSA entails certain changes in the supervision of FMSA and the administration of FMS (SoFFin). However, the legal relationship between FMS-WM and each of FMS (SoFFin) and FMSA, and therefore the Federal Republic, remains unchanged.

BUSINESS AND OPERATIONS

Introduction

FMS-WM is tasked with unwinding the portfolio of risk positions and non-strategic assets/businesses that it assumed on October 1, 2010 from the HRE Group in ways that maximize its value. As described in more detail under “—The Portfolio—Outsourced Portfolio Administration,” FMS-Wertmanagement Service GmbH (“FMS-SG”), a wholly owned subsidiary of FMS-WM, performs asset management services for FMS-WM. Plans to privatize FMS-SG were cancelled in May 2015.

FMS-WM’s activities are characterized by the following strategic goals:

•

Unwinding of the risk assets aimed at maximizing their value: FMS-WM aims to unwind the risk assets in a manner that maximizes their value, subject to defined wind-up and risk strategies that are adjusted on a continuous basis. The wind-up plan—which is the key strategic management tool of FMS-WM—serves as the basis for the implementation of its portfolio liquidation operations. Depending on the market situation and the asset category, the wind-up plan provides for the following strategies in connection with liquidating the portfolio assumed by FMS-WM:

–	Holding assets, which includes active management of loans and securities with a view to repaying outstanding amounts (e.g., where the risk/return profile is acceptable).

–	Selling assets to the extent it makes economic sense (e.g., to reduce positions with a higher risk profile and when market opportunities arise).

–

Restructuring, including workout, wind-up and reorganization measures, relating to both performing and non-performing financial instruments, particularly in the Infrastructure and Commercial Real Estate segments, with a view to maximizing the value of the liquidation measure related to the financial instrument (including by reducing risk).

•

Cost-effective servicing and management of the risk assets: The unwinding of the risk assets is carried out in part by FMS-WM itself and in part by FMS-SG as portfolio servicer. FMS-WM remains solely responsible for the unwinding aimed at maximizing value and the cost-effective servicing and management of the portfolio.

•

Cost-effective funding and separate market access for FMS-WM: FMS-WM seeks to ensure cost-effective funding for the purpose of carrying out its mandate. Given its backing by the full faith and credit of the Federal Republic, FMS-WM is able to realize funding cost advantages that are not available to the HRE Group.

In order to achieve its mandate of unwinding the portfolio of risk positions and non-strategic assets/businesses assumed from the HRE Group, FMS-WM may engage in all kinds of banking and financial services transactions and all other transactions that directly or indirectly serve its purposes. FMS-WM is, however, neither a credit institution nor a financial services institution within the meaning of the KWG, nor a financial service provider within the meaning of the WpHG, nor an insurance company within the meaning of the VAG. FMS-WM is also prohibited from engaging in transactions that would require a license under the European Union Banking Directive (2006/48/EC) or the European Union Directive on markets for financial instruments (2004/39/EC).

The Portfolio

FMS-WM assumed a portfolio of risk positions and non-strategic assets/businesses in an original amount of EUR 175.7 billion (nominal volume) from the HRE Group on October 1, 2010. As of December 31, 2018, FMS-WM had liquidated approximately EUR 108.8 billion (including the Portfolio Extensions, but excluding foreign currency effects) (December 31, 2017: EUR 100.2 billion) of its initial portfolio of EUR 175.7 billion, resulting in a nominal value of the aggregate portfolio of EUR 69.0 billion as of December 31, 2018.

As of December 31, 2018, FMS-WM’s portfolio (including the Portfolio Extensions) encompassed 1,693 individual exposures (December 31, 2017: 1,923) with 830 different counterparties (December 31, 2017: 915) and a significant amount of derivatives. The individual exposures are located in 45 countries and denominated in 13 currencies. Geographically, the greatest concentrations are in Italy, the United Kingdom, the United States, Spain, Canada and Germany. Less than half (42%) of the exposures in the portfolio are denominated in euro, approximately a third (33%) in U.S. dollars and approximately 20% in pounds sterling. The portfolio is highly complex and diverse and consists of a particularly high proportion of illiquid exposures with extremely long maturities. To the extent that a legal transfer of risk assets could not be effected as of October 1, 2010 (for example, due to outstanding consent requirements), economic ownership of such risk positions was transferred synthetically to FMS-WM (for example, through subparticipations or guarantees). FMS-WM is currently working on the physical and legal transfer of these risk positions that to date have only been transferred synthetically from the HRE Group to FMS-WM, and exposures relating to synthetically transferred receivables and derivatives still awaiting novation were significantly reduced in fiscal year 2018.

For purposes of risk management and the wind-up reports that FMS-WM submits to FMSA on a monthly basis in accordance with the wind-up plan, FMS-WM has classified the portfolio into four segments: Public Sector, Structured Products, Infrastructure and Commercial Real Estate. The segments in turn were broken down into 27 wind-up clusters as of December 31, 2018. The assets of all four segments include syndicated loans.

The Depfa Group

On December 19, 2014, FMS-WM acquired all shares in Depfa for a purchase price of EUR 320 million (excluding incidental acquisition expenses). In doing so, FMS-WM implemented the decision of May 13, 2014 by the Federal Government’s inter-ministerial steering committee, which, after considering all options, decided to unwind Depfa and its subsidiaries (“Depfa Group”) via FMS-WM. The Depfa Group is managed as an independent equity investment. FMS-WM appoints all three members of the Executive Board as non-executive members to Depfa’s board of directors. The Depfa Group’s portfolio consists mostly of positions with investment grade issuer ratings. In fiscal year 2015, FMS-WM was forced to write down the book value of its equity investment in the Depfa Group by EUR 83 million due to persistently low interest rates and higher expenses related to increased regulatory compliance obligations. Given the positive performance of the Depfa Group in fiscal years 2016 and 2017, and the resulting improvement in amounts budgeted for subsequent years, the equity investment no longer had to be considered impaired. Its book value was, therefore, revaluated up to its original cost of EUR 323 million at the end of fiscal year 2017. As of December 31, 2018, Depfa’s consolidated financial statements recognized total assets of EUR 15.4 billion, a decrease of 68% since the acquisition of Depfa Group in December 2014.

On January 19, 2016, FMS-WM announced its intention to buy back certain securities of the Depfa Group denominated in euros, Swiss francs, U.S. dollars and Canadian dollars with a total issue volume of around EUR 3.3 billion. In the context of this public tender offer, FMS-WM purchased EUR 2.6 billion securities, or approximately 79% of the outstanding nominal amount. In addition to this public tender offer, FMS-WM also regularly acquires other bonds and registered securities issued by the Depfa Group on the capital market, when and to the extent market conditions allow. In total, FMS-WM acquired Depfa liabilities with a nominal value of EUR 8.0 billion in fiscal years 2016 and 2017. With the aim of ensuring that the Depfa Group is wound up in a way that maximizes its value, the acquired Depfa liabilities were subsequently sold to the Depfa by way of asset liability management transactions. In return, FMS-WM purchased assets from Depfa’s cover pools.

On November 4, 2016, FMS-WM sold EUR 4.9 billion of the repurchased Depfa liabilities to Depfa and in return acquired assets from Depfa’s cover pools with a nominal volume of EUR 5.2 billion. In a second transaction on November 6, 2017, FMS-WM sold EUR 2.0 billion of the repurchased Depfa liabilities to Depfa and, again, acquired assets from Depfa’s cover pools with a nominal volume of EUR 2.0 billion in return. These two transactions, referred to herein as the “Portfolio Extensions 2016 and 2017,” complied with applicable regulatory and legal requirements and each individual security was transferred at market value. In total, 327 exposures were transferred from the Depfa Group to FMS-WM in the course of the two transactions. They consist primarily of receivables and securities attributable to the portfolio’s Public Sector and Structured Products segments. Receivables from borrowers in the United States account for almost 50% of the acquired exposures’ nominal volume.

In fiscal year 2018, FMS-WM again acquired additional debt instruments of the Depfa Group with a nominal volume of EUR 0.6 billion. As of December 31, 2018, FMS-WM held Depfa liabilities in the amount of EUR 1.2 billion. On November 15, 2018, FMS-WM completed the sale of a hybrid capital bond with a nominal value of around EUR 0.5 billion issued by DEPFA Funding IV LP, London (“DEPFA Funding IV”), which FMS-WM acquired in fiscal year 2015, to DEPFA Funding IV. In return, FMS-WM acquired assets with a nominal volume of EUR 0.5 billion from DEPFA ACS BANK DAC, Dublin (“DEPFA ACS”). This transaction is referred to herein as the “Portfolio Extension 2018,” and together with the Portfolio Extensions 2016 and 2017, the “Portfolio Extensions.” The repurchase of the hybrid capital bond did not have a significant impact on Depfa’s results of operations. At FMS-WM, on the other hand, this transaction made a positive contribution to earnings in the aggregate amount of EUR 144 million. In addition, the assets acquired by FMS-WM from the Depfa Group’s portfolio increase FMS-WM’s interest income. In fiscal year 2019, FMS-WM intends to sell the other hybrid capital bonds and Tier 2 instruments to the Depfa Group in order to reduce the current capital base and generate further positive contributions. In contrast to the first hybrid capital transaction, however, these transactions will be subject to approval by the Irish banking regulator.

Outsourced Portfolio Administration

Until September 30, 2013, the HRE Group served as an outside administrator of the portfolio transferred to FMS-WM. The work outsourced to the HRE Group pursuant to a cooperation agreement between FMS-WM and Deutsche Pfandbriefbank AG (“PBB”), the core credit institution of the HRE Group, included many of the administrative activities in connection with the portfolio assumed and, as of December 31, 2012, approximately 500 employees of the HRE Group were working for FMS-WM in connection with portfolio servicing at a cost of approximately EUR 21 million per month.

As the transfer of risk positions and non-strategic assets/businesses from the HRE Group to FMS-WM could be viewed as state aid, the transfer had to be approved by the European Commission. In this context, the Federal Republic committed to ensure that, after September 30, 2013, the HRE Group would provide neither asset management services nor refinancing services for FMS-WM and that, from an organizational point of view, those services can be assumed by third parties. Pursuant to this commitment, the cooperation agreement with PBB has been terminated with effect as of September 30, 2013.

Since October 1, 2013, FMS-SG, a service entity established by FMS-WM in April 2012, has been tasked with the full set of asset management services and operations services including collateral management, settlement functions and credit operations, while FMS-WM retains final decision-making powers and ultimate responsibility for the risk assets under management. The master agreement governing the outsourcing of business processes and services also grants FMS-WM extensive rights to obtain information and perform inspections, enabling it to monitor and control the servicing of the risk assets by FMS-SG. Further, IBM Deutschland GmbH has assumed the provision of comprehensive information technology services as of October 1, 2013, and additional third-party service providers perform regulatory reporting and financial administration functions.

FMS-WM’s Segments

As described above, FMS-WM’s portfolio is grouped into four segments: Public Sector, Structured Products, Infrastructure and Commercial Real Estate.

Portfolio data presented in the following include the additions from the Portfolio Extensions.

Public Sector

As of December 31, 2018, the Public Sector segment held assets with an aggregate nominal value of EUR 35.0 billion, accounting for approximately 51% of FMS-WM’s overall portfolio (December 31, 2017: EUR 40.6 billion). As of the same date, the portfolio in this segment encompassed 875 exposures (December 31, 2017: 966) with 394 counterparties (December 31, 2017: 421).

The borrowers and issuers of the securities held by the Public Sector segment are state and regional governments, municipalities, public law entities and semi-public companies. European Union member states account for the majority of the portfolio, with Italy representing 49% of the portfolio’s aggregate nominal value as of December 31, 2018. Approximately 71% of the Public Sector portfolio will not mature until after 2030. As of December 31, 2018, the nominal value of the Portfolio Extensions in the Public Sector segment amounted to EUR 2.5 billion.

FMS-WM is working to improve its position in the medium and long term. To that end, FMS-WM negotiates directly with the issuers of the bonds or the counterparties of hedging transactions with the aim of unwinding, simplifying or untangling complex coupon or derivatives structures.

The ratings breakdown of the Public Sector segment’s portfolio has remained stable relative to the volume unwound in fiscal year 2018, as presented in the following table, which is based on FMS-WM’s internal ratings categories (for information on the corresponding Standard & Poor’s ratings categories, see footnotes to the table).

BREAKDOWN OF PUBLIC SECTOR PORTFOLIO BY RATINGS CATEGORY

	December 31, 2017	December 31, 2018
	(unaudited)
	(in € billion)
IR 1–7(1)	16.4	14.9
IR 8–10(2)	21.5	18.5
IR 11–13(3)	2.5	1.5
IR 14–22(4)	0.0	0.1
IR 23–27(5)	—	—
IR 28–30(6)	0.0	0.0

Total	40.6	35.0

(1)	Corresponds to S&P’s ratings categories AAA to A-.

(2)	Corresponds to S&P’s ratings categories BBB+ to BBB-.
(3)	Corresponds to S&P’s ratings categories BB+ to BB-.
(4)	Corresponds to S&P’s ratings categories B+ to B-.
(5)	Corresponds to S&P’s ratings categories CCC+ to CCC-.
(6)	Corresponds to S&P’s ratings category D.

Structured Products

As of December 31, 2018, the Structured Products segment comprised assets with an aggregate nominal value of EUR 23.1 billion, accounting for 34% of FMS-WM’s overall portfolio (December 31, 2017: EUR 24.1 billion). As of the same date, the portfolio in this segment encompassed 444 exposures (December 31, 2017: 473) with 233 counterparties (December 31, 2017: 244). As of December 31, 2018, the nominal value of the Portfolio Extensions in the Structured Products segment amounted to EUR 3.3 billion.

The Structured Products segment includes practically all types of structured credit instruments from asset-backed securities (“ABS”), commercial and residential mortgage-backed securities (“CMBS” or “RMBS”) or collateralized debt obligations (“CDO”) to exotic interest, inflation and credit derivatives. More than a third of the structured securities in FMS-WM’s portfolio are based on government-guaranteed student loans in the United States.

Forced sales of the exposures may be possible only at substantial discounts, due to, among other reasons, changed market conditions, sharp cuts in external ratings and the poor quality of the assets that serve as collateral for these securities. A hold strategy often is the best option for preventing losses on sales because most structured products are highly illiquid securities, i.e., they are rarely traded in the market. The objective of the asset managers is to improve or, where possible, unwind complex structures that are disadvantageous from FMS-WM’s perspective.

Infrastructure

As of December 31, 2018, the Infrastructure segment comprised assets with an aggregate nominal value of EUR 9.5 billion, accounting for approximately 6% of FMS-WM’s overall portfolio (December 31, 2017: EUR 10.1 billion). As of the same date, the portfolio in this segment encompassed 279 exposures (December 31, 2017: 304) with 152 counterparties (December 31, 2017: 160). Syndicated loans make up 33% and securities 67% of the portfolio.

The exposures in the Infrastructure segment’s portfolio are spread across all five continents, with a focus on the United Kingdom, which makes up 14% of the portfolio’s aggregate nominal value as of December 31, 2018. These exposures encompass corporate loans and securities, project financing, acquisition funding and asset-based loans. The financed properties include regulated utilities (43%), social infrastructure (22%), toll roads (12%), airports and ports (7%), power/energy infrastructure (7%), non-road transportation infrastructure (6%) and environmental water/waste infrastructure (3%). In fiscal year 2018, the largest repayments related to loans for a French tunnel project, a project financing arrangement in the medical sector and an aircraft financing arrangement.

Most of the loans in this segment have very long maturities and were closed at margins that are substantially below current market levels because many borrowers were either government or government-sponsored entities or are structures to which the public sector is a party in some other way, for instance as the entity that procures products and services. Furthermore, it is difficult to sell or prematurely repay individual exposures or entire sub-portfolios because the assumptions that were made at the time of entering into the exposures in many of these projects with respect to the degree of utilization or occupancy have in the meantime turned out to be too optimistic.

In view of the complexity of the portfolio held by this segment, the segment’s activities focus on restructuring individual transactions to improve the chances of effecting a subsequent redemption, (partial) settlement by a third party or subsequent sale.

Commercial Real Estate

As of December 31, 2018, the Commercial Real Estate segment comprised assets with an aggregate nominal value of EUR 1.4 billion (December 31, 2017: EUR 2.0 billion), accounting for 2% of FMS-WM’s overall portfolio. As of the same date, the portfolio in this segment encompassed 95 exposures (December 31, 2017: 180) with 53 counterparties (December 31, 2017: 92).

The exposures in the Commercial Real Estate segment’s portfolio are concentrated primarily in the United Kingdom, the United States and Germany, which make up 35%, 26% and 19%, respectively, of the portfolio’s aggregate nominal value as of December 31, 2018. Loans secured by mortgages on commercial real estate account for the majority of the global portfolio managed by the Commercial Real Estate segment.

FMS-WM’s Commercial Real Estate segment is managed by FMS-WM’s Commercial Real Estate unit. The standard wind-up strategies of the segment are to “hold,” “restructure” and “sell.” The restructuring strategy approach is pursued when it becomes evident that a borrower cannot repay the loan upon maturity. The objective here is to stabilize the exposure and thus improve the outlook for later repayment or sale of the loan or collateral.

In some cases, FMS-WM carries out foreclosures to enforce claims. In very rare cases, rescue acquisitions are made in which FMS-WM takes over a financed property with the aim of selling it again as quickly as possible after further restructuring. The principle of maximizing value remains of the utmost importance in this case as well.

FMS-WM expects to be able to complete the sale of the remaining Commercial Real Estate segment’s financing arrangements, subject to a few exceptions, by the end of 2019/first quarter 2020.

Unwinding the Portfolio

The portfolio assumed by FMS-WM is managed and liquidated in accordance with its wind-up plan, which describes the wind-up measures FMS-WM intends to take and includes a timeline for liquidation measures relating to the risk positions and non-strategic assets/businesses. The wind-up plan is proposed by FMS-WM’s Executive Board and adopted by the Supervisory Board. In accordance with its charter, FMS-WM submits monthly reports to FMSA, which include information on the process of recovery and liquidation under the wind-up plan. In its supervisory capacity, FMSA has the right to request changes to the wind-up plan and approves and supervises FMS-WM’s implementation of the wind-up plan as well as any deviations from, or amendments to, the wind-up plan. FMS-WM monitors prevailing market conditions on an ongoing basis to determine whether the wind-up plan needs to be adapted.

The wind-up plan has been designed with a view to ensuring that FMS-WM at all times has sufficient liquidity to cover its three-month liquidity requirements under stress scenario assumptions over the entire wind-up period, independently of FMS (SoFFin)’s duty to provide liquidity to FMS-WM and to offset losses incurred by it. It also provides that, in principle, FMS-WM may not engage in new business with the exception of refinancing and hedging transactions and selected new business that reduces portfolio risks in a cost efficient manner (e.g., prolongations as well as selective restructuring measures).

The process of selling individual assets follows detailed, fixed instructions. For instance, a sale has to be based on offers from several bidders and deviations from this process are only permitted under special circumstances. The sales process aims to ensure verification and documentation that bids reflect market prices.

In addition to actively reducing the portfolio volume, an important goal for the successful management of the portfolio is the improvement of the quality of the portfolio’s structure, which FMS-WM strives to achieve by restructuring loan exposures, securities holdings and derivative positions. In this way, FMS-WM substantially improved the medium to long-term prospects for the realization of numerous exposures in fiscal year 2018, for example through intensive negotiations with borrowers, consortium members and issuers. Such successfully implemented restructuring measures have the effect of reducing the portfolio’s complexity and risk.

The unwinding of FMS-WM’s portfolio in fiscal year 2018 reflected the wind-up of the portfolio transferred from the HRE Group to FMS-WM in 2010, the Portfolio Extensions, as well as the wind-up of the latter by the balance sheet date. In connection with the Portfolio Extensions, FMS-WM has acquired risk positions with an aggregate nominal volume of EUR 7.7 billion. As of December 31, 2018, FMS-WM’s aggregate portfolio stood at EUR 69.0 billion (December 31, 2017: EUR 76.8 billion). This corresponds to a wind-up of EUR 108.8 billion (excluding foreign currency effects), or 61.0%, since October 1, 2010.

Taking into account the Portfolio Extension 2018, in fiscal year 2018 the portfolio was reduced (before foreign currency effects) by EUR 8.6 billion (2017: EUR 8.1 billion) which was slightly negatively impacted by foreign currency effects of EUR +0.8 billion (2017: EUR –4.0 billion). The Portfolio Extension 2018 is allocated to the Structured Products segment.

Excluding the effects of the Portfolio Extension 2018, portfolio wind-up (before foreign currency effects) in fiscal year 2018 was EUR 9.1 billion (based on exchange rates as of December 31, 2017) (2017: EUR 10.0 billion). The reduction of EUR 7.0 billion forecast in the outlook for fiscal year 2018 was therefore exceeded, even taking into account the extension of the portfolio. The portfolio reduction in excess of the unwinding forecast is attributable in particular to sales in the Public Sector and Structured Products segments.

The following table shows the portfolio development in fiscal year 2018 (taking into account the Portfolio Extensions) and the reconciliation of the nominal value of the portfolio excluding derivatives from the transfer date (October 1, 2010) to total assets as of December 31, 2017 and 2018 (translated at exchange rates as of December 31, 2017 and 2018, respectively):

	As of December 31,
	2017	2018
	(€ in billions)
Wind-up portfolio commitment as of October 1, 2010	175.7	175.7
– Portfolio wind-up	–100.2	–108.8
+ Currency effects	+1.3	+2.1
relating to the portfolio wind-up	+1.6	+2.2
relating to the Portfolio Extension	–0.3	–0.1

Wind-up portfolio commitment	76.8	69.0
– Undrawn credit lines and guarantees	–0.3	–0.2
+ Portfolio of own debt instruments(1)	+17.7	+16.7
+ Other receivables including portions thereof(2)	+63.1	+59.2

Total assets	157.3	144.7

(1)	Nominal value before accrued interest.
(2)	Mainly contains the cash collateral for derivatives, amortized cost of derivatives taken over, receivables from liquidity facilities used, current credit balances and accrued interest.

Based on nominal values broken down by segment and taking the Portfolio Extensions into account, the portfolio was reduced as follows from October 1, 2010 to December 31, 2018 (translated at exchange rates as of December 31, 2018):

	October 1, 2010	Portfolio wind-up	Currency effects	December 31, 2018
	(€ in billions)
Public Sector	86.6	–51.5	–0.1	35.0
Structured Products	43.9	–23.3	+2.5	23.1
Infrastructure	18.0	–8.1	–0.4	9.5
Commercial Real Estate	27.2	–25.9	+0.1	1.4

Total	175.7	–108.8	+2.1	69.0

The following tables shows Portfolio Development based on nominal values broken down by segments for the year ended and as of December 31, 2018 (translated at exchange rates as of December 31, 2018):

Segment/nominal 2018 fiscal year	Portfolio development	Currency effects	December 31, 2018
	(€ in billions)
Public Sector	–5.6	+0.0	35.0
Structured Products	–1.8	+0.8	23.1
Infrastructure	–0.5	–0.1	9.5
Commercial Real Estate	–0.7	+0.1	1.4

Total	–8.6	+0.8	69.0

The following table shows the remaining maturities of the assets broken down by segments as of December 31, 2018:

	Until 2019	2020	2021–2030	2031–2040	After 2040	Total
	(€ in billions)
Public Sector	1.4	1.2	7.6	17.7	7.0	35.0
Structured Products	0.3	0.4	7.6	8.8	6.1	23.1
Infrastructure	0.1	0.0	1.5	2.5	5.4	9.5
Commercial Real Estate	0.9	0.0	0.4	0.1	—	1.4

Total(1)	2.7	1.7	17.1	29.0	18.6	69.0

(1)	Figures may not add up due to rounding.

Exposure to Troubled Sovereigns and Concentration Risks

The portfolio of FMS-WM contains several significant concentration risks, including those in sovereign debt exposures, which are vulnerable to macroeconomic or systemic risks and can cause significant losses in FMS-WM’s portfolio. In particular, there are significant concentrations in the portfolio related to Italy and Spain (together with Portugal, Greece and Ireland, the “peripheral euro area countries”), especially in the Public Sector segment. As of December 31, 2018, Italy comprised an important part of FMS-WM’s exposures at default (“EaD”), accounting for EUR 22.3 billion in bonds and loans, representing approximately 27% of FMS-WM’s total EaD (December 31, 2017: EUR 26.0 billion). For more information on the breakdown of FMS-WM’s credit portfolio by countries and regions, see “—Risk Report—Credit Risk—Risk Position—Breakdown of Credit Portfolio by Countries and Regions.”

The following table shows a breakdown of FMS-WM’s EaD by sector for bonds, loans and customer and credit derivatives concerning Italy, Spain, Portugal, Cyprus and Ireland, including information on related microhedges, as of December 31, 2018:

	Exposure at Default – Bonds & Loans per Sector					Microhedges(2)
Country(1)	Gross sovereign	Other public borrowers	Financial institutions	Non-financial corporations	Total EaD per country	Additional (negative) MtM of Microhedges
	(€ in billions)
Italy	19.3	2.2	0.2	1.2	22.9	6.6
Spain	0.9	1.6	0.2	0.7	3.4	0.5
Portugal	0.3	0.0	0.0	0.4	0.8	0.1
Cyprus	0.0	0.0	0.0	0.0	0.0	0.0
Ireland	0.0	0.1	0.0	0.1	0.2	0.0

Total(3)	20.5	4.0	0.3	2.4	27.3	7.2

(1)	The allocation is based on the country of the economic risk (e.g., location of the collateral), which may be different from the legal domicile of the debtor/issuer in individual cases.
(2)

The EaD definition applied by FMS-WM already accounts for negative mark-to-market (“MtM”) values of microhedges as of the date of the asset transfer from the HRE Group in October 2010. In order to avoid redundancies, only the current negative mark-to-market values of microhedge instruments to the extent that they exceed their October 2010 values are included in this table.

(3)	Figures may not add up due to rounding.

Treasury

FMS-WM engages in funding activities, including the issuing of debt securities and/or obtaining financing from financial institutions, in order to refinance funding instruments associated with the assumed portfolio as they expire. FMS-WM will have to engage in refinancing activities until its portfolio has been liquidated. FMS-WM monitors its financing needs and liquidity requirements by means of a liquidity management system similar to the ones used by financial institutions. FMS-WM seeks to ensure that it has sufficient liquidity to cover its three-month liquidity requirements under stress scenario assumptions at all times.

The Group Treasury unit’s core tasks are funding and liquidity management as well as the management of interest rate and foreign exchange risks. In addition, FMS-WM’s Group Treasury unit is responsible for improving FMS-WM’s funding structure on an ongoing basis with the aim of generating positive contributions to FMS-WM’s earnings.

Funding management’s main task is to raise long-term funds in the international capital markets. Maturities typically range from one to ten years, with the majority of bonds having a tenor of three to five years. In fiscal year 2018, FMS-WM successfully raised EUR 5.7 billion via the capital markets. In this context, the share of funding with an initial maturity of more than one year, as of December 31, 2018, accounted for approximately 54% of the aggregate funding volume. As of December 31, 2018, FMS-WM reported a total outstanding capital market funding of approximately EUR 57.7 billion with an average remaining maturity of around 2.0 years.

FMS-WM’s bonds are being offered in a broad range of formats, including benchmark format, non-benchmark public format and private placements as well as in different currencies, primarily the euro, pound sterling and U.S. dollar, in order to fund the wind-up portfolio at matching currencies. Since the Federal Republic of Germany – Finance Agency (Bundesrepublik Deutschland – Finanzagentur GmbH) is to provide the longer term euro funding of FMS-WM from 2019 onwards, there were no euro-denominated capital market issues in fiscal year 2018. The focus of FMS-WM’s issuance activities in fiscal year 2018 was on the U.S. dollar and pound sterling and also included obtaining U.S. dollar funding on the U.S. capital market through its issuance program in global format established in the United States. FMS-WM successfully raised a total of USD 1.5 billion through one U.S. dollar benchmark issued with a maturity of five years.

As part of its short-term liquidity management, FMS-WM utilizes instruments with maturities of up to one year. In fiscal year 2018, FMS-WM’s issuing activity under its existing money market programs, namely the European Commercial Paper/Certificates of Deposit Program (“ECP/CD Program”) and the U.S. Asset-Backed Commercial Paper Program (“U.S. ABCP Program”), further contributed to a stable and sustainable funding structure for FMS-WM. As of December 31, 2018, the ECP/CD Program had a volume of EUR 29.4 billion (December 31, 2017: EUR 26.2 billion), and the U.S. ABCP Program had a volume of EUR 9.5 billion (December 31, 2017: EUR 9.3 billion).

Interest rate and foreign exchange risks are managed in a centralized fashion on an income-oriented basis guided by a risk aversion policy within the limit system. The aim is to minimize the fluctuations in the fair value and profit/loss due to market risks. To this end, the Group Treasury unit enters into hedging transactions for individual exposures (micro hedges) or at the portfolio level (macro hedges).

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth FMS-WM’s actual capitalization and indebtedness as of December 31, 2018:

As of December 31, 2018
(audited)
(in € millions)
Debt
Short-term debt	766
Securitized liabilities	102,185
Loans and advances to bank and loans and advances to customers (not payable on demand)	22,989
Other borrowings and other liabilities	17,255
Equity
Total equity	1,515

Total capitalization	144,710

ECONOMIC CONDITIONS AND MARKET DEVELOPMENTS

The following sections contain an overview of economic conditions and market developments, which affected the value of FMS-WM’s portfolio and its business in general in 2018.

Macroeconomic Developments

At the beginning of 2018, the global economy was expanding at only a modest pace. On a national level, however, this development varied considerably. The United Kingdom and Japan suffered from diminishing construction investments and weaker private consumption. In contrast, gross domestic product (GDP) in the euro zone and the United States experienced stronger real-term growth, albeit at a slower pace than at the end of 2017. This trend continued in the second and third quarter of 2018. Global industrial production and private consumption remained the key drivers of global growth. On the other hand, political developments such as the United Kingdom’s planned withdrawal from the EU, the formation of a new government in Italy, Italy’s budget dispute with the EU, and the trade war between the United States and China all caused uncertainty in the financial markets.

Economic growth in the euro zone steadily weakened during 2018 to 1.6% in the third quarter of 2018, well below the corresponding period in the previous year (2.8%). By comparison, the positive trend in the development of the unemployment rate continued during 2018, with the rate falling to 7.9% in November 2018 (November 2017: 8.7%). Economic growth in Germany slowed during 2018 to 1.1% in the third quarter of 2018 (corresponding period in previous year: 2.6%). This trend was replicated in Italy, where economic growth reached just 0.7% in the third quarter of 2018, well below the corresponding period in the previous year (1.7%). Inflation in the euro zone increased to 2.2% by October 2018 before falling to 1.6% in December 2018, in particular due to lower energy prices. In June 2018, the Governing Council of the European Central Bank (“ECB Governing Council”) decided to decrease its monthly bond purchases to EUR 15 billion between October and December 2018 and to end its bond purchase program at the end of 2018. Principal payments are to be reinvested over an indefinite period of time. The European Central Bank (“ECB”) is not expected to increase interest rates before the end of 2019.

Economic growth in the United Kingdom slowed slightly, with growth reaching between 1.3% and 1.5% in the first three quarters of 2018 compared to between 1.6% and 2.0% in the corresponding period of 2017. Inflation fell from 3.0% in December 2017 to 2.1% in December 2018. The unemployment rate fell during the year to 4.0% in November 2018, its lowest level since spring 1975.

In the United States, economic growth increased over the course of the year due to stronger consumer spending, investments and public sector consumption reaching 3.0% in the third quarter of 2018, double the rate for the prior-year period. Inflation rose to 2.9% by the middle of 2018 before falling to 1.9% by the end of 2018, primarily due to base effects (energy). The U.S. Federal Reserve continued to normalize its monetary policy and increased the federal funds rate by 25 basis points at a time in March, June, September and December 2018 to 2.5%. In December 2018, the U.S. Federal Reserve confirmed that it would begin reducing its balance sheet and would no longer reinvest part of the principal of maturing bonds.

Commercial Real Estate

Developments in the real estate markets in which FMS-WM’s real estate collateral is located remained largely positive in 2018. The favorable domestic market environment was used to successfully continue with the unwinding of exposures. Geographically speaking, the remaining portfolio continues to be focused on German, UK and U.S. financing, as well as properties in Eastern Europe.

The German real estate market continued to experience high transaction volume. After recording transaction volumes well in excess of EUR 50 billion for the last three successive years, the market reached a new all-time high of EUR 60 billion in 2018. Investment turnover across all asset classes remained at a high level. In 2018, investors once again preferred German office properties, followed by logistics and retail properties.

Despite the uncertainty caused by EU withdrawal negotiations and low economic growth in the United Kingdom, demand for real estate and real estate loans remained relatively stable in 2018 compared to the previous year.

Investors also continued to show interest in new investments in the United States real estate market during 2018. The office market in New York, where the majority of financed properties in the United States are located, continued to be considered stable.

In the first three quarters of 2018, investment volumes in central and eastern European countries totaled EUR 9 billion, increasing by EUR 1.2 billion or 15.4% compared to the corresponding period in 2017.

Infrastructure Markets

In 2018, 2,454 infrastructure transactions with a total volume of USD 322 billion were completed. The largest share was attributable to Europe with 859 transactions and an aggregate volume of USD 152 billion, followed by North America with 801 transactions and an aggregate volume of USD 78 billion. Both global transactions and aggregate volume declined compared to 2017 (2,529 transactions with an aggregate volume of EUR 337 billion). The flow of capital into the market created price pressure that made it difficult for many investors to find attractive investment opportunities. As in previous years, renewable energy remained the most active sector.

Public Sector

Events in the global capital markets were influenced by a fundamentally robust yet slightly slowing global economy and persistently supportive monetary policy from key central banks on the one hand and volatile political developments on the other.

Uncertainty in the markets over the past year was primarily caused by political developments. In particular, the new Italian government’s lengthy and escalating budget dispute and negotiations concerning the United Kingdom’s withdrawal from the EU had European markets in a stranglehold. In contrast, the reduction and eventual cessation of bond purchases at the end of 2018 announced by the ECB Governing Council did not have any major impact on the global financial markets. German government bonds benefited from existing uncertainties during 2018. The yield on ten-year German government bonds fell steadily during 2018, amounting to around 0.2% at the end of 2018.

In contrast, spreads on Italian government bonds came under considerable pressure compared to German government bonds, in particular following the Italian parliamentary elections and the surprising formation of a new government in May 2018. As a result, spreads on ten-year government bonds widened from around 160 basis points at the beginning of 2018 to more than 330 basis points during 2018. The agreement on the Italian budget for 2019 with the EU enabled spreads to recover to 250 basis points by the end of 2018. While spreads on ten-year government bonds in Portugal and Spain initially correlated with the widening of Italian spreads, they narrowed considerably during 2018 to close the year near or below their level at the start of the year. Spreads on ten-year Spanish government bonds closed 2018 at 117 basis points (+3 basis points year-on-year) while those of Portuguese government bonds ended the year at 148 basis points (–6 basis points year on year). Spreads on ten-year French government bonds closed 2018 at 45 basis points (+10 basis points year on year).

The open-ended nature of Brexit negotiations also added to the uncertainty. While this caused yields on British 10-year government bonds to be highly volatile during 2018, they ended the year at practically the same level as they began, at around 130 basis points. In the United States, yields rose significantly at the short end of the curve during 2018 due to the recovery in key interest rates. Yields on ten-year government bonds rose from 2.5% in January 2018 to around 2.7% in April 2018, before climbing to 3.3% in November 2018 amid moderate volatility. The subsequent deterioration of the economic outlook and declining inflation then caused yields to fall back to 2.7% by the end of the year.

Structured Products

U.S. Municipals

Investors in U.S. municipal bonds observed volatile risk premiums in 2018 that by the year-end returned to the same level as at the beginning of 2018. The credit quality of U.S. municipal bonds remained good in 2018. Investment grade ratings continued to dominate this market.

Only slight increases in risk premiums were evident in the exposures in California, Illinois and New Jersey relevant to FMS-WM in this subsegment. Risk premiums in Illinois remained under increased pressure due to the underfunded pension system.

With an actual new issue volume of USD 339 billion, the expected new issue volume for 2018 of over USD 400 billion was not reached. New issue activity in 2018 was significantly below the ten-year average.

Asset-Backed Securities

In 2018, risk premiums on European ABS increased, resulting in lower prices in the market. The overall issue volume was in line with expectations at EUR 97 billion.

At the end of 2018, the new issue volume in the U.S. securitization markets fell slightly to around USD 1.7 trillion, compared to USD 1.8 trillion in 2017. Around USD 230 billion of pure ABS structures were placed in 2018, slightly above the previous year’s level of USD 223 billion.

After the stabilization of liquidity in the FFELP ABS market (the U.S. Federal Family Education Loan Program), risk premiums only increased slightly by around 20 basis points during 2018, particularly in the case of shorter maturities, in response to the criteria changes made by ratings agency Moody’s in 2017.

FINANCIAL REPORT – ASSET POSITION, FINANCIAL POSITION AND RESULTS OF OPERATIONS

Asset Position

The asset transfer from HRE Group as of October 1, 2010 continued to have a major impact on the asset position of FMS-WM as of December 31, 2018. FMS-WM took over assets, liabilities, provisions, accrued and deferred items, derivative financial instruments as well as other executory contracts from the transferring legal entities for accounting purposes as of October 1, 2010. Since then, FMS-WM’s asset position has also been significantly affected by the shares in Depfa acquired in the course of winding up the Depfa Group, the hybrid capital bonds acquired, the extensions to the portfolio, the purchases of Depfa liabilities and the drawdowns on the liquidity facilities extended to Depfa.

In fiscal year 2018, the unwinding of the portfolio, the market-value driven decrease in cash collateral provided for derivatives, the lower volume of own issues repurchased and the increase in the cash reserve were the main factors influencing FMS-WM’s asset position.

Taking contingent liabilities and other obligations into account, FMS-WM posted a transaction volume of EUR 149.0 billion as of December 31, 2018 (December 31, 2017: EUR 162.4 billion). The table below provides an overview of the amount and composition of the transaction volume of FMS-WM as of December 31, 2017 and 2018:

	As of December 31,(1)
	2017	2018
	(€ in millions)
Assets
Cash reserve	3,798	4,869
Loans and advances to banks	41,458	36,028
Loans and advances to customers	13,108	13,300
Debt instruments	89,730	82,078
Shares and other non-fixed-income securities	697	386
Other long-term equity investments	0	0
Shares in affiliated companies	491	493
Intangible and tangible fixed assets	2	1
Other assets	520	890
Prepaid expenses	7,484	6,665

Total assets	157,288	144,710

	As of December 31,
	2017	2018
	(€ in millions)
Equity and liabilities
Liabilities to banks	16,026	10,028
Liabilities to customers	12,889	13,727
Securitized liabilities	107,719	102,185
Other liabilities	821	403
Deferred income	17,915	16,387
Provisions	518	465
Equity	1,400	1,515

Total equity and liabilities	157,288	144,710
Contingent liabilities	1,184	768
Other obligations	3,890	3,526

Transaction volume	162,362	149,004

(1)	Figures may not add up due to rounding.

The decrease in total assets as of December 31, 2018 compared to the previous year is primarily due to the unwinding of the portfolio (nominal value: EUR 9.1 billion), the market-value driven decrease in cash collateral provided for derivatives (EUR 4.3 billion) and the reduction in own issues repurchased (EUR 1.0 billion). An increase in the cash reserve (EUR 1.1 billion), however, had an opposite effect.

The description of the following balance sheet items includes any pro rata interest.

Receivables

As of December 31, 2018, loans and advances to banks comprised cash collateral provided for derivatives of EUR 29.8 billion (December 31, 2017: EUR 35.7 billion), drawdowns on liquidity facilities extended to Depfa of EUR 2.9 billion (December 31, 2017: EUR 3.1 billion) and Depfa liabilities acquired at a cost of EUR 1.2 billion (December 31, 2017: EUR 0.5 billion). Some of the decrease in cash collateral for derivatives is attributable to derivatives clearing with Eurex Clearing AG, Eschborn (Eurex Clearing AG). Loans and advances to customers show a corresponding increase.

Loans and advances to customers were impacted to a significant extent by the unwinding of the portfolio (reduction in nominal value of EUR 1.9 billion). In addition, as of December 31, 2018, the item for the first time included receivables from cash collateral provided for derivatives as a result of the implementation of derivatives clearing at Eurex Clearing AG via clearing member the Federal Republic of Germany, represented by the Federal Republic of Germany – Finance Agency (Bundesrepublik Deutschland – Finanzagentur GmbH), in the amount of EUR 1.6 billion.

Securities Holdings

Securities holdings in an amount of EUR 82.1 billion were recognized as debt instruments as of December 31, 2018, compared to an amount of EUR 89.7 billion as of December 31, 2017. As of December 31, 2018, the own debt instruments bought back in the amount of EUR 16.7 billion (December 31, 2017: EUR 17.7 billion) are allocated to the liquidity reserve and partly pledged as collateral. The additional holdings of securities relate solely to marketable debt instruments, which are classified as fixed assets (financial assets). They include Depfa liabilities acquired at a cost of EUR 64 million. The securities holdings are largely hedged against interest rate and currency risk by means of derivatives.

In contrast, the unwinding of a nominal EUR 7.2 billion of the portfolio and a decrease in own debt instruments repurchased of EUR 1.0 billion reduced securities holdings. This decrease was partly offset, however, by currency effects of EUR 0.8 billion and the Portfolio Extension 2018 with a nominal value of EUR 0.5 billion.

Shares and Other Non-Fixed-Income Securities

Effective May 26, 2015, FMS-WM acquired hybrid capital bonds of the Depfa Group with a nominal value of around EUR 1,125 million at a price of EUR 675 million (excluding incidental acquisition expenses).

In fiscal year 2018, FMS-WM sold hybrid capital bonds with a nominal value of EUR 0.5 billion issued by DEPFA Funding IV to this entity. Taking incidental acquisition expenses into account, the book value of these bonds as of December 31, 2018 was EUR 386 million (December 31, 2017: EUR 697 million).

Shares in Affiliated Companies and Other Long-Term Equity Investments

As of December 31, 2018, a book value of EUR 493 million was recognized for shares in affiliated companies and other long-term equity investments (December 31, 2017: EUR 491 million). The increase in fiscal year 2018 compared to the previous year was mainly due to currency effects. Of the book value of EUR 493 million, shares in Depfa accounted for EUR 323 million (December 31, 2017: EUR 323 million).

Liabilities

Issuing bonds, raising funds through the ECP/CD Program and engaging in repos in accordance with FMS-WM’s funding strategy had a significant impact on the following balance sheet items: (i) liabilities to banks, (ii) liabilities to customers and (iii) securitized liabilities.

FMS-WM recognized liabilities to banks of EUR 10.0 billion as of December 31, 2018 (December 31, 2017: EUR 16.0 billion). As of December 31, 2018, this item primarily included liabilities from repo transactions (as seller) with a nominal value of EUR 8.1 billion (December 31, 2017: EUR 9.2 billion). The decline as of December 31, 2018 was due mainly to the repayment of a banking group’s demand deposit, which was still included in the item in the amount of EUR 4.3 billion as of December 31, 2017.

As of December 31, 2018, liabilities to customers totaled EUR 13.7 billion (December 31, 2017: EUR 12.9 billion) and mainly included liabilities from securities repurchase agreements (as seller) with a nominal volume of EUR 9.5 billion (December 31, 2017: EUR 9.2 billion) as well as time deposits of EUR 2.2 billion (December 31, 2017: EUR 1.5 billion). In addition, FMS-WM recognized securitized liabilities of EUR 102.2 billion as of December 31, 2018 (December 31, 2017: EUR 107.7 billion). The holdings of debt instruments issued by FMS-WM, including pro rata interest, as of December 31, 2018 amounted to EUR 72.9 billion (December 31, 2017: EUR 81.4 billion). As of December 31, 2018, this item also included EUR 29.3 billion (December 31, 2017: EUR 26.2 billion) of other securitized liabilities made up of commercial paper from the ECP/CD Program launched in fiscal year 2011.

Prepaid Expenses and Deferred Income

Prepaid expenses in the total amount of EUR 6.7 billion as of December 31, 2018 (December 31, 2017: EUR 7.5 billion) included EUR 4.9 billion of derivatives costs that had not yet been amortized (December 31, 2017: EUR 5.8 billion). The item also includes as-yet unamortized payments made by FMS-WM to acquire interest rate derivatives in connection with the wind-up task related to the Depfa Group.

This line item continues to include prepaid expenses accrued from the lending business of EUR 1.7 billion (December 31, 2017: EUR 1.7 billion), consisting primarily of payments made by FMS-WM in 2010 for hedge adjustments of the hedged items (receivables) taken over from the HRE Group companies. Prepaid expenses were also recognized in the context of the Portfolio Extensions and in connection with the acquisition of Depfa liabilities.

Deferred income of EUR 16.4 billion as of December 31, 2018 (December 31, 2017: EUR 17.9 billion) included EUR 16.3 billion (December 31, 2017: EUR 17.7 billion) of payments not yet amortized, received in connection with the derivatives (which were mainly taken over as of October 1, 2010) from the transferring HRE Group companies. The item also contains unamortized payments received by FMS-WM in fiscal years 2016 and 2017 for the acquisition of interest rate derivatives in connection with the wind-up task related to the Depfa Group.

Equity and Loss Compensation Claim

The capital base of FMS-WM is structured as follows:

HRE and PBB each made an equity contribution of EUR 1 million to FMS-WM in connection with the spin-off pursuant to Section 8a (1) and (8) of the FMStFG in conjunction with Sections 123 (2) No. 1 and 131 of the German Reorganization and Transformation Act (Umwandlungsgesetz).

As in fiscal year 2017, no loss compensation claim was recognized against FMS (SoFFin) in fiscal year 2018. For a description of FMS (SoFFin)’s loss compensation obligation, see “General—Relationship with the Federal Republic of Germany—Relationship with FMS (SoFFin)—Loss Compensation and Liquidity Support Obligations.”

FMS-WM recognized net retained profits of EUR 115 million as of December 31, 2018 (2017: EUR 359 million).

Net retained profits from fiscal year 2017 in the amount of EUR 359 million were transferred to retained earnings by a resolution dated April 4, 2018. Retained earnings as of December 31, 2018 totaled EUR 1,398 million.

Below-the-Line Items on the Balance Sheet

As of December 31, 2018, contingent liabilities consisted predominantly of obligations under credit default swaps under which FMS-WM is the guarantor. In addition, there were guarantees for certain assets being held by companies of the former HRE Group that could not be transferred to FMS-WM.

Other obligations as of December 31, 2018 mainly included undrawn liquidity facilities, of which EUR 2.5 billion was extended to Depfa. In addition, there was a remaining irrevocable loan commitment of EUR 1.0 billion in respect of PBB, which decreased by EUR 0.2 billion compared to December 31, 2017, as scheduled.

Financial Position

Capital Structure

Securitized liabilities totaling EUR 102.2 billion were recognized as of December 31, 2018 in connection with debt securities issued by FMS-WM and the ECP/CD Program (December 31, 2017: EUR 107.7 billion). As of December 31, 2018, FMS-WM had issued EUR 72.9 billion of its own debt instruments including pro rata interest (December 31, 2017: EUR 81.4 billion); of this amount, EUR 16.7 billion (December 31, 2017: EUR 17.7 billion) including pro rata interest had been bought back and reported as an asset in the balance sheet under the “debt instruments” item.

Issuing Activity and Funding

In fiscal year 2018, FMS-WM met its targets for its funding and investor relations strategy. The overriding aim is to ensure the solvency of FMS-WM at all times. This is accomplished by utilizing a broadly diversified funding structure, characterized by a wide range of products and a highly diversified, international investor base.

In the money market, the product range includes the following instruments:

•	ECP/CD Program;

•	U.S. ABCP Program (through an issuance vehicle in the United States);

•	Repos (bilateral, tri-party and transactions with EUREX Clearing AG); and

•	Deposits from institutional investors.

The money market funding had an average remaining maturity of approximately 3.1 months as of December 31, 2018 and consisted mainly of euro, pound sterling and U.S. dollar. Money market funding is obtained at both fixed and variable rates of interest.

Capital market funding is based on strategic benchmark issues, publicly offered issues and private placements. These three instruments primarily differ in issuance volume and marketing processes. However, FMS-WM still does not issue structured products. Besides issuances in euros, foreign currency issuances are predominantly denominated in U.S. dollars and pounds sterling.

The total 2018 issuance volume of all capital market instruments amounted to an equivalent of EUR 5.7 billion. The focus of the issuance activities in fiscal year 2018 was on the U.S. dollar and pound sterling. As a result, this financial performance indicator in 2018 met the volume of capital market issues of EUR 5 billion to EUR 7 billion that had been forecasted for fiscal year 2018.

The average maturity of the capital market instruments issued in 2018 was approximately 4.2 years, placed in various issue formats each with a volume of up to USD 1.5 billion and GBP 0.5 billion. At least one benchmark bond each was issued in U.S. dollars and pounds sterling.

The capital market funding in place as of December 31, 2018 shows the following maturity structure:

As of December 31, 2018
(unaudited)
(equivalent value in € millions)
Up to one year	20,780
More than one year and up to five years	34,589
More than five years	2,291

Total	57,660

The movements in the maturity structure are the result of preparations to raise longer-term funding in euros through the Federal Republic of Germany – Finance Agency (Bundesrepublik Deutschland – Finanzagentur GmbH) as of fiscal year 2019. Starting in 2019, Federal Republic of Germany – Finance Agency provides the longer term euro funding of FMS-WM. FMS-WM will continue to raise long-term foreign currency funding, in particular pound sterling and U.S. dollars, and short-term money market funding itself.

If capital market funding is obtained at a fixed rate of interest, it is usually hedged by way of appropriate interest rate hedges as part of general interest rate management.

FMS-WM plans to keep the share of long-term capital market financing in its overall funding volume stable at a minimum of 50% (currently: 54%).

Liquidity

FMS-WM had sufficient liquidity at all times in fiscal year 2018, and in the future expects to continue to have access to the money and capital markets, allowing maturing capital market funding to be substituted by new capital market issuances at any time, to the extent this funding cannot be supplied by inflows of funds from the unwinding of the portfolio.

Capital Expenditures

In fiscal year 2018, FMS-WM acquired further Depfa liabilities with a nominal value of EUR 0.6 billion. As of December 31, 2018, FMS-WM held Depfa liabilities with a nominal value of EUR 1.2 billion.

Off-balance-Sheet Obligations

Some of the outsourced services (including those provided by FMS-SG, IBM Deutschland GmbH, DATAGROUP Financial IT Services GmbH (formerly ikb Data GmbH) and others) are subject to long-term agreements, giving rise to other financial obligations on the part of FMS-WM. These agreements have fixed and variable performance components. A contractual volume of over EUR 100 million per year, of which an average of around 65% is attributable to FMS-SG, is expected for fiscal years 2019 through 2021.

For information on further off-balance-sheet obligations, see “Financial Statements and Report of the Independent Auditors—Notes to the Balance Sheet—Equity and Liabilities—Contingent Liabilities.”

Results of Operations

The results of operations were mainly influenced by current income and expenses generated from the portfolio and related valuation determinations. At EUR 210 million (2017: EUR 577 million), the balance of current income and expenses (net interest and net commission income, net income from profit transfer agreements and current income from other long-term equity investments and shares in affiliated companies, less general and administrative expenses and depreciation/amortization of intangible and tangible fixed assets) was positive in fiscal year 2018. However, at EUR –105 million (2017: EUR –202 million), the balance from the risk provisions and net income from investments items that were affected by valuation determinations and sales results was negative in fiscal year 2018. This includes a gain of EUR 144 million on the disposal of the DEPFA Funding IV hybrid capital bond.

In fiscal year 2018, FMS-WM posted a positive result of EUR 114 million (2017: EUR 429 million) from ordinary activities (after deducting the balance of other operating income and expenses). Taking into account the tax income of EUR 1 million (2017: tax expense of EUR 70 million), net income for fiscal year 2018 was EUR 115 million (2017: EUR 359 million).

The table below provides an overview of the structure of the result from ordinary activities based on the items of the income statement:

INCOME STATEMENT

	January 1 – December 31, 2017	January 1 – December 31, 2018
	(audited) (€ in millions)
Net interest income	520	348
Current income from other long-term equity investments and shares in affiliated companies	193	0
Income from profit pooling, profit transfer or partial profit transfer agreements	5	3
Net commission income	13	4
Net other operating income (expenses)	54	9
General and administrative expenses	–153	–144
Depreciation, amortization and write-downs of intangible and tangible fixed assets	–1	–1
Net write-downs or reversals of valuation allowances on receivables and certain securities, and additions to loan loss provisions	–159	310
Net write-downs or reversals of and valuation allowances on shares in affiliated companies, other long-term equity investments and securities classified as fixed assets	–43	–415
Results from ordinary activities	429	114
Taxes on income (including other taxes)	–70	1
Net income for the year	359	115
Retained profits (accumulated losses) brought forward	—	—

Net retained profits	359	115

Net Interest Income

Net interest income in fiscal year 2018 amounted to EUR 348 million (2017: EUR 520 million). The decrease compared to fiscal year 2017 is partly due to the decline in one-off effects in an amount of EUR 32 million (2017: EUR 154 million) in connection with compensation payments received for contractual adjustments of existing credit support annexes in derivatives.

As expected, excluding the aforementioned one-off effects, a year-on-year decline in net interest income from current operations was recorded in fiscal year 2018, which was mainly attributable to the reduction in the portfolio volume resulting from the portfolio wind-up.

Current Income from Other Long-Term Equity Investments and Shares in Affiliated Companies

In fiscal year 2017, current income from other long-term equity investments resulted mainly from a payment from retained earnings made by an affiliated company, which did not occur in fiscal year 2018.

Income from Profit Pooling, Profit Transfer or Partial Profit Transfer Agreements

In fiscal year 2018, FMS-WM generated net income for the year of EUR 2.5 million from the existing profit transfer agreement with FMS-SG (2017: EUR 4.8 million).

Net Commission Income

Net commission income in fiscal year 2018 in an amount of EUR 4 million (2017: EUR 13 million) primarily comprised commission income from the lending and derivatives business. The reduction in net commission income is due to the unwinding of the portfolio and a year-on-year reduction in the volume of credit derivatives. Commission expenses mainly included premium payments from the issuing business, which fell compared to fiscal year 2017 due to the decrease in capital market funding.

Net Other Operating Income (Expenses)

Net other operating income and expenses of EUR 9 million in fiscal year 2018 (2017: EUR 54 million) primarily resulted from net income from asset management and effects of currency translation. The figure for fiscal year 2017 mainly resulted from currency translation, the reversal of provisions and expenses related to asset management.

General and Administrative Expenses

In fiscal year 2018, general and administrative expenses decreased by EUR 9 million, or 5.9%, to EUR 144 million (2017: EUR 153 million). Administrative expenses in fiscal year 2018 primarily comprised expenses incurred in the context of service outsourcing (servicing of the portfolio assets, administrative and back office activities, information technology (“IT”) services and accounting services).

Including all active service providers, expenses for servicing the portfolio totaled EUR 100 million in the fiscal year 2018 (2017: EUR 108 million), which is EUR 8 million, or 7.4%, below the comparable expenses in fiscal year 2017.

Personnel expenses for the staff of FMS-WM amounted to EUR 19 million in fiscal year 2018 (2017: EUR 20 million).

The development of general and administrative expenses serves as a financial performance indicator for FMS-WM with regard to the strategic goal of cost-effective servicing and management. As mentioned above, general and administrative declined both as a whole and in terms of personnel expenses and expenses for the servicing of the portfolio. This means that the earlier forecast that administrative costs would decline slightly as a result of the ongoing portfolio reduction was fulfilled.

Depreciation, Amortization and Write-Downs of Intangible and Tangible Fixed Assets

As in fiscal year 2017, depreciation and amortization of intangible and tangible fixed assets remained at EUR 1 million in fiscal year 2018.

Risk Provisions and Net Income from Securities

Net income from risk provisions in accordance with Section 340f (3) of the German Commercial Code (Handelsgesetzbuch, “HGB”) and net income from investments in accordance with Section 340c (2) of the HGB amounted to EUR –105 million in fiscal year 2018 (2017: EUR –202 million) and, therefore, impacted net income for the year to a lesser extent than in fiscal year 2017. Income from reversals of valuation measures to cover acute and latent risks from the lending business was set against expenses from unwinding exposures and measures to reduce the complexity of parts of the portfolio. In addition, net income from investments included a gain of EUR 144 million relating to the sale of the hybrid capital bond issued by DEPFA Funding IV.

Overall Appraisal

Overall, business developed positively for FMS-WM in fiscal year 2018. The favorable conditions in many market segments were used to accelerate the unwinding of the portfolio. Excluding the effects of the Portfolio Extension 2018, the wind-up of the original portfolio and the Portfolio Extensions (before foreign currency effects) in fiscal year 2018 was EUR 9.1 billion based on exchange rates as of December 31, 2017. Including the addition resulting from the Portfolio Extension 2018, the portfolio was unwound by a net EUR 8.6 billion. The wind-up amount of approximately EUR 7.0 billion planned in the outlook for fiscal year 2018 was therefore exceeded, even when taking into account the Portfolio Extension 2018.

FMS-WM acquired additional Depfa liabilities with a nominal value of EUR 0.6 billion in fiscal year 2018. As of December 31, 2018, FMS-WM held Depfa liabilities with a nominal value of EUR 1.2 billion. Furthermore, in fiscal year 2018, carried out the Portfolio Extension 2018, which included the sale of a hybrid capital bond with a nominal value of EUR 0.5 billion issued by DEPFA Funding IV (acquired by FMS-WM in fiscal year 2015) to DEPFA Funding IV. In return, FMS-WM acquired assets with a nominal volume of EUR 0.5 billion from DEPFA ACS.

Results of operations therefore also confirmed the statement made in the outlook for fiscal year 2018, which had expected FMS-WM to break even or generate a slightly positive result. As a result, current income from the portfolio exceeded expenses from current operations by EUR 210 million (2017: EUR 577 million). The year-on-year decline is mainly due to one-off income from the distribution paid by an affiliated company in fiscal year 2017 and the anticipated decrease in one-off effects of compensation payments received in connection with credit support annexes to derivatives. In addition, risk provisions and net income from investments – both items influenced by valuations – showed a negative balance of EUR –105 million in the fiscal year 2018 (2017: EUR –202 million). FMS-WM recognized net income for the fiscal year of EUR 115 million for the fiscal year 2018 (2017: EUR 359 million).

FMS-WM had sufficient liquidity at all times in fiscal year 2018. As regards issuance activities at FMS-WM, the total issuance volume across all capital market instruments came to EUR 5.7 billion in fiscal year 2018 and thus met the issuance volume of EUR 5 billion to EUR 7 billion forecast in the outlook for fiscal year 2018.

RISK REPORT

The risk report has been prepared in accordance with the requirements of the HGB (Handelsgesetzbuch) applicable to large corporations and the supplementary provisions applicable to banks.

The disclosures in the risk report take all risk positions into account, to the extent that FMS-WM has beneficial ownership thereof and bears the value at risk. This also encompasses synthetic transfers of risk positions and receivables of FMS-WM’s subsidiaries whereby FMS-WM has assumed all default risks, directly or indirectly resulting from these subsidiaries’ funding activities. Apart from risk positions, the risk report covers properties that were taken over in connection with the disposal of collateral. In addition, the risk report describes exposures where the risks were not transferred directly for a variety of reasons but instead by means of guarantees, for instance. These disclosures do not distinguish between on-balance-sheet transactions (such as receivables and securities) and off-balance-sheet transactions (such as guarantees, loan commitments and derivatives). All risks are presented net of risk mitigation measures.

Following the takeover of the Depfa Group on December 19, 2014, FMS-WM holds the Depfa Group’s risk positions in an amount equal to the Depfa Group’s book value, the Depfa Group’s hybrid capital bonds acquired by FMS-WM, the intragroup receivable reported separately from the Depfa Group’s wind-up portfolio and the receivables relating to the Depfa Group’s wind-up portfolio. Given that FMS-WM is under no obligation to assume the Depfa Group’s losses, the risk positions of the Depfa Group are not reported on in FMS-WM’s risk report.

Basics of Risk Management

FMS-WM’s risk management is based on FMS-WM’s wind-up plan and risk strategy, and it is documented in FMS-WM’s Risk Manual. The key risk management functions and instruments were further refined in fiscal year 2018. Aside from the sets of tools used to steer and monitor risk, this also includes reviewing and adjusting, as necessary, approaches to management, limit setting and reporting, given the special nature of FMS-WM.

FMS-WM’s risk strategy takes into account the requirements of Section 25a (1) of the KWG, Article 2 (4) of its charter and the relevant rules and regulations of the German Minimum Requirements for Risk Management (“MaRisk”), which specify the requirements of Section 25a of the KWG. MaRisk provides a framework for risk management at financial institutions. Furthermore, it refines the requirements placed on a business organization for outsourced activities and processes requiring financial institutions to take adequate measures to ensure that outsourcing does not result in an undue increase in risk. MaRisk provides for the establishment of appropriate internal governance structures. Within the meaning of MaRisk, risk management includes the determination of appropriate strategies, as well as the establishment of appropriate internal surveillance procedures. The internal surveillance procedures comprise the internal control system and internal audit.

In particular, the internal control system has to cover:

•	rules regarding the organizational and operational structure; and

•	processes for identifying, assessing, treating, monitoring and communicating risks.

In addition, MaRisk contains specific requirements for the organization and management of counterparty default risks (credit risks), market risks, liquidity risks and operational risks.

Although FMS-WM is neither a financial institution nor a financial services institution within the meaning of the KWG, due to similarities of FMS-WM’s operations with such institutions, FMS-WM’s risk strategy complies with all relevant rules, regulations and standards applicable to banks and/or financial institutions to the extent advisable, required or stipulated in its charter. Prior to FMS-WM’s creation, extensive preliminary talks were conducted between FMS-WM and FMSA, its legal regulator, concerning the extent to which MaRisk rules and regulations would apply to FMS-WM.

The risk strategy defines long-term, general and consistent frameworks and principles for FMS-WM’s risk management to the extent that this is advisable and required in substantive terms. It provides the basis for managing and controlling different types of risks and fixes fundamental risk targets that govern all business decisions. Changes in rules, regulations and standards applicable to banks and/or financial institutions are reviewed for applicability to FMS-WM and complied with, to the extent deemed advisable or required.

The current risk strategy is derived from FMS-WM’s objective as set out in its charter and from the wind-up plan, which describes FMS-WM’s business strategy and risk tolerance. The efficiency and operational feasibility of all risk-steering activities and the cost-effectiveness of funding constitute additional requirements for reducing risk. The risk strategy, including individual strategies for the five relevant risk categories of credit risk, market price risk, liquidity risk, operational risk and other risks, is outlined in established written policies and procedures.

Because the capital adequacy requirements of the KWG do not apply to FMS-WM, the absence of any obligation to prepare an internal capital adequacy assessment process to manage its business based on economic capital pursuant to MaRisk standards results in reduced requirements on FMS-WM’s reporting system compared to other financial institutions. In particular, FMS-WM’s approach to risk management is designed to avoid seeking recourse from FMS (SoFFin) under the latter’s obligation to compensate losses.

The wind-up plan and the risk strategy—including the underlying assumptions—are reviewed on a regular basis (at least annually) and updated as necessary. Deviations from the plan that are identified in the wind-up report may also require further updates.

Organizational Structure of Risk Management

Responsibility for risk management rests with the Executive Board of FMS-WM, in particular the Chief Risk Officer/Chief Financial Officer. The chart below shows the organizational structure of risk management:

Supervisory Board / Risk Committee of the Supervisory Board

The Supervisory Board monitors the Executive Board within the meaning of FMS-WM’s charter and has delegated risk-relevant topics to the Risk Committee of the Supervisory Board. As far as loan and asset management are concerned, the Risk Committee of the Supervisory Board serves as the latter’s decision-making body tasked with making related decisions on a case-by-case basis that are particularly relevant to risk, have major effects on FMS-WM’s success or are of strategic significance. It reviews and approves transactions, measures, strategies and targets related to individual exposures in connection with unwinding the portfolio and monitors relevant loan decisions. All members delegated for this purpose by the Supervisory Board are entitled to vote.

Committees

The following committees, which meet regularly and can be convened at short notice, have been established at FMS-WM to support and advise the Executive Board as well as to make certain decisions:

•

The Risk Committee is the corporate body for operational lending decisions at the management level of FMS-WM; it makes loan decisions on individual loans for all asset classes that fall within its scope. It is also tasked with making decisions on measures related to individual exposures and to propose transactions, strategies and objectives with regard to portfolio wind-up and to monitor relevant portfolio decisions. The Risk Committee usually meets once every two weeks.

•

The Portfolio Steering Committee is a strategic management and information committee at the Executive Board level that meets once a month and whose duties include preparing decisions on adjustments to the wind-up plan and making decisions on methodological changes in risk controlling and concerning overall risk steering.

•

The Asset Liability Committee (“ALCO”), which meets once a month, serves as the Executive Board’s key body tasked with information gathering, monitoring and management activities in connection with strategic decisions on issues related to the structure of the balance sheet, liquidity and market risk positions, funding and hedging strategies, limits as well as methodological requirements for market and liquidity risks.

Units

The units described below are mainly responsible for risk management at FMS-WM.

The Risk Controlling department within the Risk Controlling & Quantitative Analytics unit is responsible for carrying out all risk controlling activities in accordance with MaRisk for all risk types. This includes identification, analysis, assessment, monitoring and reporting of all risks. In addition, the Quantitative Analytics department reviews the adequacy of the models used to determine credit risk and model-based market price valuation. The Finance, Controlling & Portfolio Steering unit is responsible for updating FMS-WM’s wind-up plan on an annual basis. The monthly wind-up report represents the centralized reporting system for all risk types.

Credit risk management is one of the main tasks performed by FMS-WM and the responsibility of the Asset Management unit. The main tasks of the asset management units entail monitoring borrower and issuer risks and making decisions on loans and securities at both the individual and the portfolio level. This is where the decisions of the committees on whether or not to hold risk positions to maturity or sell or restructure them are prepared and carried out.

The Asset Management unit comprises three departments, the responsibilities of which are defined on the basis of the relevant segments or product groups:

•	The Infrastructure, Commercial Real Estate & Credit Office department primarily manages infrastructure financing and real estate loans.

•	The Public Sector, Financial Institutions & Structured Products department handles both public-sector securities and structured products.

•	The Rome Branch department is responsible for FMS-WM’s Italian branch, which manages loans to Italian Public Sector, Commercial Real Estate or Infrastructure borrowers.

The Group Treasury unit is responsible for operational management of market risk, especially interest rate and foreign exchange risk, as well as the funding strategy and the associated tactical and strategic liquidity management. The unit also advises the asset management departments and conducts derivative-specific analyses.

The IT, Sourcing & Operations unit comprises the following three departments with corresponding responsibilities:

•

IT Steering & Project Planning: managing IT risk, monitoring and managing the contractually compliant provision of outsourced IT services, establishing appropriate guidelines and processes, and monitoring the IT project portfolio;

•	Sourcing & Servicer Steering: service provider management and managing outsourcing risks;

•	Operations Management: managing operational back-office processes and the associated risks.

Moreover, each individual department at FMS-WM must also manage the operational risks falling within the scope of its respective responsibility. For example, ensuring adequate rules of representation and carrying out measures to prevent losses are decentralized responsibilities.

In fiscal year 2018, the Group Internal Audit unit in the Chief Risk Officer/Chief Financial Officer division performed risk-based and process-independent audits relating to the efficacy and adequacy of risk management at FMS-WM and on behalf of FMS-SG. In addition, Group Internal Audit examines processes and matters implemented throughout the Group and complements the activities of the Depfa Group’s internal audit departments.

Process Organization of Risk Management

Risk management at FMS-WM encompasses the

•	identification;

•	analysis/assessment;

•	steering; and

•	monitoring/reporting

of risks.

The material types of risks associated with the business model of FMS-WM are:

•	credit risks;

•	market risks;

•	liquidity risks;

•	operational risks; and

•	other risks.

A regular risk inventory is conducted to identify and review risks classified as material. Due to the size and complexity of the portfolio transferred, credit risk in the form of borrower and issuer risk is the most important type of risk to which FMS-WM is exposed. In addition, FMS-WM is subject to considerable operational risk as a result of the extensive outsourcing of processes and considerable equity risk since the takeover of the Depfa Group. Because FMS (SoFFin) is obligated to compensate any losses, none of the risk types constitute a going-concern risk for FMS-WM.

Risk management also entails limiting, monitoring and actively steering the following risks in particular: credit risk in the form of counterparty risk, market risk and liquidity risk. In addition to risk type-specific stress tests, integrated (cross-risk type) stress scenarios are run and reported on a quarterly basis. Borrower and issuer risks are monitored and managed as part of the wind-up strategies for specific wind-up clusters within the segments. Credit risk in the form of counterparty risk, market risk, liquidity risk, operational risk and other risks are managed at the portfolio level.

FMS-WM is fully liable for managing and monitoring each individual risk type. FMS-WM has outsourced significant operating duties and activities to FMS-SG by way of a framework agreement. The scope of services provided is set out in detailed service level agreements.

Moreover, a framework agreement was signed to outsource key areas of IT operations to IBM Deutschland GmbH and DATAGROUP Financial IT Services GmbH. Extensive service level agreements are intended to safeguard day-to-day IT system functionality and to provide for future adaptability of the systems to meet the special needs of FMS-WM through change requests.

Credit Risk

Definition

The credit risk of FMS-WM mainly comprises borrower and issuer risk, counterparty risk as well as country risk.

•

Borrower and issuer risk comprises the risk that a contracting party, or a reference entity in the case of credit derivatives, does not fulfill the payment obligations resulting from loan agreements or securities issues in full or in a timely manner or that a credit event defined in derivative contracts occurs. Borrower and issuer risk is further classified as follows.

–

Default risk: The risk that a borrower cannot fulfill payment obligations in full or on time, or that a defined credit event occurs, and that FMS-WM suffers a financial disadvantage as a result. In many cases, FMS-WM is in possession of marketable collateral. Recoveries from the liquidation of collateral can partly mitigate the default losses, but they are also subject to uncertainties.

–

Migration risk: The risk that a borrower’s or issuer’s creditworthiness might deteriorate over time. The deterioration in creditworthiness does not immediately result in direct losses but increases the risk of incurring such losses in the future. At the portfolio level, such deterioration in creditworthiness is reflected in the rating profile. Irrespective of the required or actual treatment for accounting purposes, the deterioration of a rating profile is usually associated with declining market values.

•

Counterparty risk: The risk that a contracting party’s default makes it impossible to fully collect unrealized profits from derivatives and executory contracts. Counterparty risk is further classified as follows:

–

Replacement risk: The risk that, in the event of a derivative counterparty defaulting, the affected contract must be replaced at conditions that are less favorable than the ones applicable when the contract was initially entered into.

–	Settlement risk: The risk that FMS-WM delivers an asset that it has sold to a counterparty or makes a payment but does not receive the stipulated monetary consideration or asset, as the case may be.

–

Credit valuation adjustment (“CVA”): The risk that a counterparty’s creditworthiness might deteriorate, thereby reducing the positive fair value. CVA risks relate almost exclusively to customer derivatives. Derivatives may only be entered into to hedge risks if there is a credit support annex (“CSA”).

•

Country risk comprises borrower or counterparty risks arising from the dependence of the contracting party on the actions of the relevant foreign states or political or economic developments. In particular, this includes the risk that a debtor cannot service its liabilities due to any of the following:

–	the government or central bank of the debtor’s country cannot or will not make available the foreign currency required for such repayment;

–	the government or central bank of the debtor’s country prohibits such repayment (transfer risk); or

–	the currency of the debtor’s country can no longer be converted due to a serious deterioration of the country’s economic or political situation (conversion risk).

Collective country risk provisions are recognized for borrowers in countries with discernible country risks.

Risk Strategy

FMS-WM’s credit risk strategy includes minimizing losses by holding assets to maturity or unwinding them in a way that maximizes its value to the extent possible. As a rule, taking on new lending business or acquiring securities for purposes other than hedging risks is not stipulated in the wind-up plan. In accordance with FMS-WM’s business strategy, selective new business is only permitted in individual cases for the cost-efficient reduction of risks from existing positions or equity investments.

Risk Identification

A catalogue of early warning indicators, which is coordinated with FMS-SG, is used to continuously monitor loan exposures in order to ensure early identification of problem assets. The latter are then classified into Facilities in Focus, Watchlist, Restructuring and Workout—in that order—if certain indications are present. Exposures are subject to increasingly intensified monitoring—in that order—to ensure that risks are detected and steps aimed at reducing risk can be initiated as soon as possible.

The guidelines agreed with FMS-SG for credit processes determine the requisite steps for performing risk reviews and risk assessments as part of regular monitoring. Early warning indicators as well as credit processes are reviewed on a regular basis but at least annually by FMS-SG and coordinated with the responsible units within FMS-WM.

Risk Analysis and Assessment

Credit risk is measured using internal models that calculate the probability of default (“PD”), expected amount of the receivable at the time of default (EaD), and the potential loss given default (“LGD”). The models for determining these parameters are reviewed annually by FMS-WM.

The expected loss (“EL”) is calculated for a one-year horizon based on one-year PD, EaD and LGD. The EL is calculated on an individual transaction level and subsequently aggregated at segment and portfolio level.

In addition, the cumulative EL for a longer planning horizon and over the entire term of the positions in the portfolio is calculated as a risk reference value to be used in managing the portfolio. Stress tests are conducted at both the portfolio and segment levels, and the unexpected loss is quantified with the help of a credit portfolio model. In sensitivity analyses and both historical and hypothetical scenario analyses, stress situations are modeled for the key risk parameters PD and LGD, and their effects are measured on the cumulative EL.

Risk Steering

The credit portfolio management units and departments listed in section “—Organizational Structure of Risk Management” are responsible for steering credit risks. Restructuring and selling receivables are the two most important measures that are available to FMS-WM for steering borrower and issuer risks. Monitoring limits are set for borrower and issuer risks, and their utilization is measured and reported daily. The limits are reviewed regularly and as needed.

In managing the portfolio, FMS-WM generally bases its decisions on the long-term value of an exposure (intrinsic value) in order to decouple decision-making from short-term fluctuations in market value. Changes in market value, however, are considered in internal credit rating analyses as they can provide timely and independent indications of creditworthiness. Additional analyses regarding borrower and issuer risk and potential write-down requirements are also performed in the event of material market value changes.

Counterparty risks are managed by means of limits and application of the “gross future exposure” approach, which takes into account not only current market values and collateral received or granted, but also the potential future changes of derivatives’ market values. Both replacement and settlement risks are managed by FMS-WM. As a rule, transactions entailing counterparty risks may not be made without a sufficient borrower-specific limit. The extent to which the limit has been utilized must be verified before any new transaction takes place (pre-deal limit check). All transactions are applied to the given borrower-specific limits immediately.

Limiting and managing counterparty risks distinguishes between two customer groups:

•

Counterparty risks involving customers in the portfolio: The transferred exposures also encompass derivatives with customers in the portfolio. These derivatives are generally not collateralized. Increases in exposures are possible only in exceptional cases, for example with the aim of stabilizing the overall exposure. Therefore, limiting these risks is not an activity performed for management purposes but solely for monitoring purposes, i.e. it is intended to help the Risk Controlling department identify implausible increases in exposure. On a regular or ad hoc basis, the Risk Controlling department has the portfolio service provider adjust these limits. It becomes necessary to adjust limits in particular as transactions mature or in response to changes in market conditions.

•

Counterparty risks involving capital market partners: The Group Treasury unit enters into money market transactions, derivatives and repos to manage the risk and liquidity positions of FMS-WM. Managing these business activities requires limits that give the unit enough flexibility while enabling the Risk Controlling department to carry out its monitoring duties. The activities of the Group Treasury unit are restricted to a defined pool of counterparties (white list), are typically collateralized and are subject to an independent limit monitoring and escalation process by the Risk Controlling department.

Country risks are measured and reported quarterly. Country risk provisions are recognized as generalized specific loan loss provisions.

Risk Monitoring and Reporting

Pursuant to the current wind-up plan, borrower and issuer risks are primarily monitored at portfolio level but also at the level of individual exposures, if necessary, described in the wind-up report that is to be prepared monthly primarily for presentation to the Executive Board. Furthermore, a detailed credit risk and stress test report prepared for the Executive Board on a quarterly basis evaluates credit risk-specific as well as integrated stress test scenarios. This report is also presented to the Portfolio Steering Committee.

At the level of individual exposures, FMS-SG monitors credit risk using approved processes. The migration of the ratings of the largest exposures is reported to the Executive Board in the wind-up report. In addition, FMS-SG reports monthly on the development of the watchlist and problem assets to the responsible asset managers at FMS-WM. Based on the data delivered and their own analyses, the asset managers monitor the individual exposures for their segments with regard to the decisions required in the interest of economic value maximization.

Counterparty limits and their utilization at transaction level are also recorded in the daily counterparty risk report, monitored and reported to the Executive Board as well as to the Group Treasury unit. An escalation process ensures timely reaction and communication to the Executive Board if limits are exceeded.

Risk Position

FMS-WM’s credit portfolio is managed through the Commercial Real Estate, Public Sector, Structured Products and Infrastructure segments. An EaD is determined for all portfolio segments based on uniform specifications. The EaD shows the potential amount of the claim against the borrower irrespective of the latter’s credit rating and any risk provisions already set up in that connection. Besides the current drawdown, the EaD also takes into account the pro rata interest payments in relation to which a borrower may default before an exposure is defined as having defaulted (maximum 90 days) as well as those loan commitments on which a borrower will still be able to draw in the future despite a significant deterioration in creditworthiness. The EaD of derivatives is defined as the sum of the current market value (after accounting for collateral) and the prescribed regulatory add-ons, which constitute a cushion for possible future market value increases.

The EL, as an additional important short-term parameter for managing the credit portfolio, is determined for the entire portfolio for a period of one year. The only risk positions exempted from the determination of the EL are those for which a specific loss provision was already recognized or which have an internal rating of 29 or 30.

The disclosures below correspond to the presentation of internal risk reporting in the wind-up report.

Breakdown of the EaD and the EL of the Credit Portfolio

The following is a breakdown of the EaD and the EL of the credit portfolio (including customer derivatives and credit default swaps (CDS)) by segment:

	Commercial Real Estate		Public Sector		Structured Products		Infrastructure		Total (excluding hedge derivatives)		Hedge Derivatives (incl. collateral deposited with banks)
	December 31,
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	(in € billion)
EaD	1.5	2.2	44.3	51.0	24.3	25.4	13.7	14.5	83.8	93.1	2.5	2.8
EL	0.01	0.01	0.03	0.04	0.01	0.01	0.03	0.04	0.08	0.10	0.00	0.00

As of December 31, 2018, the EaD of the risk positions excluding hedge derivatives was EUR 83.8 billion. This also includes assets with an EaD of EUR 0.5 billion that were acquired as part of the Portfolio Extension 2018. These assets are allocated to the Structured Products segment.

Compared to December 31, 2017, the EaD of the wind-up portfolio declined by EUR 9.3 billion, or 10%, including currency effects, despite the Portfolio Extension of EUR 0.5 billion described above.

Besides currency effects, this decline is essentially the result of scheduled and unscheduled repayments as well as sales of government bonds.

While the EaD of the portfolio (excluding hedge derivatives) declined by 10% year-on-year, the one-year EL declined by approximately 20% on the previous year to EUR 0.08 billion as of December 31, 2018. In relation to the EUR 82.6 billion of EaD from loans and advances for which specific loan loss provisions had not yet been recognized (internal rating classes 1 to 28) as of December 31, 2017, this corresponds to a one-year EL rate of 0.10%. In addition to repayments, the decrease in the EL of approximately EUR 0.02 billion is mainly attributable to sales.

Counterparty risk from hedge derivatives amounted to an EaD of EUR 2.5 billion as of December 31, 2018, down EUR 0.3 billion compared to fiscal year 2017. The decline is attributable to, among other things, the gradual use of derivative clearing via Eurex Clearing AG. The one-year EL from hedge derivatives remained at the same level as for fiscal year 2017 at EUR 1 million.

The portfolio does not include the shares in affiliated companies whose risks are reflected in equity risk, and receivables from PBB. As of December 31, 2018, the excluded amounts included:

•	Receivables of FMS-WM from subsidiaries (Depfa) arising from subordinated loans with an EaD of EUR 0.4 billion;

•

Receivables from hybrid capital bonds (DEPFA Funding II LP, London, and DEPFA Funding III LP, London) with a nominal value of EUR 0.6 billion, which were issued by Depfa in 2003 and 2005 and acquired in May 2015 by FMS-WM from the holders at a price discount of approximately 40% of the nominal value;

•	Irrevocable loan commitments in an amount of EUR 1.0 billion with respect to PBB as part of the agreed “substitute cover solution” (Ersatzdeckungslösung);

•	Liquidity facilities extended to Depfa for

–	an unsecured maximum facility in an amount of USD 0.7 billion which can be drawn down in stages. As of December 31, 2018, an amount of USD 0.3 billion was drawn down under this facility;

–	an unsecured maximum facility EUR 0.5 billion, of which an amount of EUR 0.2 billion was drawn down as of December 31, 2018;

–	a secured facility of EUR 4.2 billion, of which an amount of EUR 2.4 billion was drawn down as of December 31, 2018;

•	Purchased Depfa liabilities with an EaD of EUR 1.7 billion.

Breakdown of Credit Portfolio by Currencies

The following is a breakdown of the EaD of the credit portfolio by currency:(1)

	Commercial Real Estate		Public Sector		Structured Products		Infrastructure		Total
	December 31,
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	(EaD in € billion)
EUR	0.5	1.1	30.9	36.9	2.9	3.0	1.2	1.4	35.5	42.4
USD	0.5	0.5	2.5	2.8	20.5	21.3	0.5	0.6	24.0	25.2
GBP	0.5	0.5	9.3	9.5	0.3	0.4	9.9	10.2	20.0	20.6
Other currencies	0.0	0.1	1.6	1.8	0.6	0.7	2.1	2.3	4.3	4.9

Total	1.5	2.2	44.3	51.0	24.3	25.4	13.7	14.5	83.8	93.1

(1)	Excluding hedge derivatives with an EaD of EUR 2.5 billion.

Changes in exchange rates compared to December 31, 2017 had the overall effect of increasing FMS-WM’s EaD by EUR 0.9 billion, the main reason being the appreciation of the U.S. dollar (4.5%), which primarily affected the Public Sector and Structured Products segments.

Breakdown of Credit Portfolio by Internal Rating Classes

The following is a breakdown of the credit portfolio by internal rating classes:(1)

	Commercial Real Estate		Public Sector		Structured Products		Infrastructure		Total
	December 31,
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	(EaD in € billion)
iR 1 – 7	0.0	0.0	19.2	21.2	16.8	17.5	1.1	1.0	37.1	39.7
iR 8 – 10	0.0	0.0	23.2	26.8	6.6	6.7	9.3	8.4	39.1	41.9
iR 11 – 13	0.0	0.2	1.7	2.9	0.8	0.9	2.7	4.3	5.2	8.3
iR 14 – 22	0.6	0.6	0.1	0.0	0.0	0.0	0.4	0.6	1.1	1.2
iR 23 – 27	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.1
iR 28 – 30	0.9	1.4	0.1	0.1	0.1	0.3	0.2	0.1	1.3	1.9

Total	1.5	2.2	44.3	51.0	24.3	25.4	13.7	14.5	83.8	93.1

(1)	Excluding hedge derivatives with an EaD of EUR 2.5 billion.

In fiscal year 2018, the breakdown of the portfolio into rating groups remained almost unchanged compared to fiscal year 2017, with the exception of the Infrastructure segment. Two exposures in this segment were upgraded by one rating class each (from IR 11 to IR 10), which explains the shift from the IR 11 to 13 ratings group (EUR 2.7 billion, 2017: EUR 4.3 billion) to the IR 8 to 10 ratings group (EUR 9.3 billion, 2017: EUR 8.4 billion). Overall, the percentage of investment grade financing (IR 10 and better) in fiscal year 2018 was up on the previous year from 88% to 91%. Financing with an investment grade rating was down by 7% at the end of 2018 due to sales and repayments, while non-investment grade financing (between IR 11 and 27) was down by 34% and non-investment grade financing from IR 28 and worse was reduced by 32%.

Within the portfolio, the internal ratings of financing with an EaD of EUR 2.9 billion improved year on year, mainly in the Infrastructure segment, while financing in this segment with an EaD of EUR 1.9 billion was downgraded. Financing with an EaD of EUR 1.2 billion – primarily government bonds and municipal receivables in the Public Sector segment – was upgraded compared to fiscal year 2017.

Breakdown of Credit Portfolio by Countries and Regions

The following is a breakdown of the credit portfolio by countries and regions:(1)

	Commercial Real Estate		Public Sector		Structured Products		Infrastructure		Total
	December 31,
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	(EaD in € billion)
PIIGS(2)	0.0	0.1	25.4	30.1	1.2	1.6	0.7	0.7	27.3	32.5
Of which Italy	0.0	0.1	21.9	25.5	0.7	0.9	0.4	0.4	23.0	26.9
Of which Spain	0.0	0.0	2.6	3.1	0.5	0.7	0.2	0.2	3.3	4.0
Of which Ireland	0.0	0.0	0.1	0.1	0.0	0.0	0.1	0.1	0.2	0.2
Of which Portugal	0.0	0.0	0.8	1.4	0.0	0.0	0.0	0.0	0.8	1.4
United Kingdom	0.5	0.5	8.7	8.8	4.5	4.2	9.8	10.1	23.5	23.6
Germany	0.3	0.8	0.6	0.6	1.4	1.0	0.1	0.1	2.4	2.5
Rest of Europe	0.3	0.4	8.1	9.8	0.0	0.1	0.3	0.5	8.7	10.8
USA	0.4	0.4	0.0	0.0	15.3	16.3	0.5	0.3	16.2	17.0
Japan	0.0	0.0	0.2	0.2	0.0	0.0	0.0	0.0	0.2	0.2
Asia (excl. Japan)	0.0	0.0	0.2	0.5	0.0	0.0	0.2	0.2	0.4	0.7
Rest of world	0.0	0.0	1.1	1.0	1.9	2.2	2.1	2.6	5.1	5.8

Total	1.5	2.2	44.3	51.0	24.3	25.4	13.7	14.5	83.8	93.1

(1)	Excluding hedge derivatives with an EaD of EUR 2.5 billion.
(2)	There is no exposure as regards Greece.

Allocation by country of the economic risk.

The percentage of European borrowers as of December 31, 2018, remained virtually unchanged at 74% (December 31, 2017: 75%). As of December 31, 2018, the largest shares of the portfolio were attributable to the United Kingdom at 28% (December 31, 2017: 25%), Italy at 27% (December 31, 2017: 28%) and the United States at 19% (December 31, 2017: 18%) of the portfolio volume.

The Commercial Real Estate segment primarily consists of property financing in the United Kingdom (EaD of EUR 0.5 billion; December 31, 2017: EUR 0.5 billion), United States (EaD of EUR 0.4 billion; December 31, 2017: EUR 0.4 billion) and Germany (EaD of EUR 0.3 billion; December 31, 2017: EUR 0.8 billion). The largest exposures in the “Rest of Europe” category comprised loans with EaD of EUR 0.3 billion, including financing in markets such as Ukraine and Hungary each accounting for financing with an EaD of around EUR 0.1 billion.

As of December 31, 2018, the Public Sector segment comprised securities and loans with an EaD of EUR 44.3 billion (December 31, 2017: EUR 51.0 billion). Significant receivables concerned borrowers in Italy (EUR 21.9 billion) and in the United Kingdom (EUR 8.7 billion). The “Rest of Europe” region accounted for financing with an EaD of EUR 8.1 billion (December 31, 2017: EUR 9.8 billion), including government bonds and loans in the Netherlands at EUR 2.2 billion (December 31, 2017: EUR 2.4 billion), France at EUR 1.9 billion (December 31, 2017: EUR 2.0 billion), Belgium at EUR 1.4 billion (December 31, 2017: EUR 1.4 billion), Poland at EUR 0.8 billion (December 31, 2017: EUR 1.6 billion) and Switzerland at EUR 0.6 billion (December 31, 2017: EUR 0.6 billion).

The Structured Products segment had a total EaD of EUR 24.3 billion as of December 31, 2018 (December 31, 2017: EUR 25.4 billion). Of this amount EUR 15.3 billion, or 63%, was attributable to the United States (December 31, 2017: EUR 16.3 billion), with EUR 8.5 billion comprising FFELP (Federal Family Education Loan Program) student loan securities (December 31, 2017: EUR 9.3 billion) and EUR 5.5 billion being accounted for by securitized receivables from municipal borrowers (December 31, 2017: EUR 5.6 billion).

Furthermore, there were material risk positions totaling EUR 4.5 billion with respect to the United Kingdom (December 31, 2017: EUR 4.2 billion), EUR 1.8 billion with respect to Canada (December 31, 2017: EUR 2.2 billion), EUR 1.4 billion with respect to Germany (including the Portfolio Extension 2018) (December 31, 2017: EUR 1.0 billion) and EUR 0.7 billion with respect to Italy (December 31, 2017: EUR 0.9 billion).

In the Infrastructure segment, EUR 9.8 billion, or approximately two-thirds, of the EaD was attributable to the United Kingdom (December 31, 2017: EUR 10.1 billion). Other regions with large infrastructure financings were Canada at EUR 1.3 billion (December 31, 2017: EUR 1.5 billion).

Breakdown of Credit Portfolio by Remaining Maturities

The following is a breakdown of the credit portfolio by remaining maturities:(1)

	Commercial Real Estate		Public Sector		Structured Products		Infrastructure		Total
	December 31,
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	(EaD in € billion)
Due	0.3	0.8	0.0	0.0	0.0	0.0	0.0	0.0	0.3	0.8
Up to 1 year	0.7	0.2	1.5	0.8	0.3	0.6	0.0	0.1	2.5	1.7
1 to 5 years	0.1	0.7	4.9	6.2	2.9	2.5	0.6	0.6	8.5	10.0
5 to 10 years	0.3	0.4	4.8	7.2	4.3	4.7	0.8	0.9	10.2	13.2
10 to 20 years	0.1	0.1	17.2	20.1	9.9	10.3	2.4	2.5	29.6	33.0
20 to 30 years	0.0	0.0	9.2	9.1	6.3	5.9	4.0	4.0	19.5	19.0
More than 30 years	0.0	0.0	6.7	7.6	0.6	1.4	5.9	6.4	13.2	15.4

Total	1.5	2.2	44.3	51.0	24.3	25.4	13.7	14.5	83.8	93.1

(1)	Excluding hedge derivatives with an EaD of EUR 2.5 billion.

Remaining maturities in years (time at which the next adjustment of terms will be made).

As of December 31, 2018, the remaining maturities of receivables differed greatly depending on the segment. The receivables held in the Commercial Real Estate portfolio were primarily due in less than five years. EUR 0.3 billion, or 20%, of the receivables related to called loans, while other receivables with an EaD of EUR 0.7 billion will become due in fiscal year 2019.

In contrast, over two-thirds of financings in the Infrastructure segment as of December 31, 2018 had a remaining term of more than 20 years. Infrastructure financing with an EaD of EUR 5.9 billion had a remaining term of more than 30 years. This related mainly to inflation-indexed bonds issued by utility companies in the United Kingdom, which were instruments whose EaD was expected to increase over time.

As of December 31, 2018, EUR 15.9 billion (36%) and EUR 6.9 billion (28%) in receivables from borrowers in the Public Sector and Structured Products segments, respectively, were scheduled to mature from 2039 onwards. The increase in the remaining terms of 20 to 30 years results from the 2048 maturities (0.8 billion each), which were previously listed as having remaining terms of more than 30 years.

Watchlist and Problem Assets

	Commercial Real Estate		Public Sector		Structured Products		Infrastructure		Total
	December 31,
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
	(EaD in € billion)
Watchlist assets	0.0	0.0	0.3	1.2	0.3	0.4	0.6	0.4	1.2	2.0
Problem Assets	0.9	1.4	0.2	0.3	0.2	0.3	0.2	0.2	1.5	2.2
Restructuring assets	0.7	1.0	0.2	0.3	0.2	0.3	0.1	0.1	1.2	1.7
Workout assets	0.2	0.4	0.0	0.0	0.0	0.0	0.1	0.1	0.3	0.5

Total	0.9	1.4	0.5	1.5	0.5	0.7	0.8	0.6	2.7	4.2

Risk positions are classified as “Watchlist Assets” if the payment is delayed for more than 60 days or if another specified criterion triggers intensified monitoring of the given risk position.

The “Restructuring Assets” category contains exposures for which specific loan loss provisions were recognized as well as exposures that have defaulted according to the Basel III criteria (e.g., payment past due for more than 90 days).

“Workout Assets” comprise risk positions where a restructuring seems unfeasible, where legal action has been initiated and where a risk provision has been recognized.

“Restructuring Assets” and “Workout Assets” are combined in the “Problem Assets” category.

The decline in watchlist and problem assets exposures by EUR 1.5 billion, or 36%, is mainly due to repayments and sales in the Commercial Real Estate and Public Sector segments. Only around 3% of the portfolio exposure is managed as watchlist or problem assets in non-performing loan management and is, therefore, monitored more closely.

The early warning system is designed to identify and closely monitor borrowers of FMS-WM whose credit or collateral quality might deteriorate. Non-performing risk positions where payment arrears exceed 90 days are assigned to non-performing loan management (i.e., Restructuring, Workout). This involves testing for impairment at regular intervals and upon occurrence of certain predefined events (trigger events) to determine the need for write-downs. If this is the case, a proposal for specific loan loss provisions is prepared and submitted for approval to the relevant committee of FMS-WM.

The amount of the general loan loss provisions is determined by considering the PD and the LGD.

Major Challenges from Counterparty Default Risks

FMS-WM has assumed major risks by taking over the portfolio effective October 1, 2010 and the Portfolio Extensions. These risks can lead to further recourse to FMS (SoFFin)’s loss compensation obligations and therefore to additional burdens on Germany’s federal budget. The most important of these risks are as follows:

•

Portfolio concentration: The EL of a credit portfolio shows the expected value of the credit losses occurring within a specific forecast horizon as a result of the default risks to which the portfolio is exposed. However, actual portfolio losses can be smaller or considerably larger. The greater the concentrations in the portfolio, the greater the danger that actual losses will differ significantly from the average EL. FMS-WM’s portfolio shows high concentrations, particularly vis-à-vis in relation to Italy and the United Kingdom.

•

Long maturities: Around 87% of the risk positions have a remaining maturity of more than five years, and 74% will not be due for more than ten years. A total of 16% have a remaining maturity of over 30 years, and many of these are inflation-indexed securities for which the exposure is expected to grow significantly over time.

•

Risks of hedging transactions: FMS-WM’s risk strategy stipulates broad hedging of the credit portfolio against market risks, such as interest rate risk and foreign exchange risk. In the event of default of the underlying credit risk positions, substantial additional losses can arise from the termination of the associated market risk hedging transactions.

•

Restructuring risks: In many cases, FMS-WM has taken over syndicated loans; occasionally, it holds junior positions making it difficult to control or influence the structure. This in turn may trigger restructuring risks.

•

Financing structures: The financial and economic crisis has fundamentally changed the credit and capital markets. A significant number of FMS-WM’s risk positions comprise exposures that were liquid at one time but have turned out to be illiquid since the crisis. To make matters worse, in some market segments overall positive earnings contributions for FMS-WM are hardly realistic anymore, even in view of the currently favorable funding options, because the credit margins agreed at the time of entry into the agreement no longer correspond to today’s expectations of default for the risk positions.

If one or more of the aforementioned risks should materialize, this may have a significant impact on the risk provisions to be recognized under commercial law. As a rule, FMS-WM recognizes specific loan loss provisions only on exposures that are either already non-performing or where full repayment at maturity is no longer expected from today’s vantage point. The adequate amount of the specific loan loss provisions for risk positions where FMS-WM expects to liquidate the provided collateral is determined by discounting the expected proceeds from collateral disposal using a risk-free interest rate. While general loan loss provisions are recognized for potential default risks based on the EL for a one-year forecast horizon, country risk provisions are recognized as generalized specific loan loss provisions for selected countries to address transfer and conversion risks.

Market Risks

Definition

Any impairment of the value of the risk positions due to changed market conditions and market price factors gives rise to market risks. The following types of market risks are particularly relevant to FMS-WM:

•	Interest rate risk: This risk concerns the change in the present value of risk positions due to changes in the respective market interest rates.

•	Foreign exchange risk: This risk results from a change in foreign exchange rates and indicates how the given change will affect the value in euros of a foreign exchange exposure.

•	Credit spread risk: This risk concerns the change in the present value in the event of changes in the underlying credit default swap or credit spread curve.

•	Other market risks primarily include:

–

Basis risk: Basis risk, such as foreign exchange basis risk or interest rate basis risk, can arise when transactions are financed with mismatches in currencies and/or terms and when reference interest rates for variable-rate transactions differ.

–

Inflation risk: Inflation risk describes the change in the present value of products whose interest or principal payments are linked to certain national or regional consumer price indices (inflation rates).

According to the current risk profile, the key market risk factors relevant for FMS-WM’s risk management are interest rate risk and foreign exchange risk.

As in the past, FMS-WM is not exposed to equity and commodity risks. Market liquidity risk is not considered material as fire sales at unacceptable prices can be largely ruled out as a result of the funding opportunities available to FMS-WM and of the obligation of FMS (SoFFin) to provide FMS-WM with liquidity in a crisis situation.

Risk Strategy

Market risks may not be entered into purely to seek a profit, but instead only with the aim of unwinding existing risk positions or preventing new risk positions from arising. This limits possible fluctuations in portfolio value.

The objective of the market risk strategy is to minimize the fluctuations in the fair value and profit/loss of the asset portfolio induced by market risk factors. The accounting and the income statement according to the standards of the HGB are relevant in this context. The ratio of the expenditure required for hedging purposes to the realizable benefits must be commercially reasonable. The goal is to unwind the existing risk positions and avoid new ones.

To support the wind-up strategy and if requested by asset management, hedging derivatives can be unwound at any point in time regardless of the sale of the risk position in order to increase the flexibility of planned restructuring and wind-up activities. In a way identical to that used for the rest of the portfolio, the interest rate risks of the risk exposures from approved wind-up strategies are identified, measured, limited strictly and separately, and reported daily as a separate item. The approved wind-up strategies are monitored by the responsible asset managers and reported regularly (at least quarterly) to the Executive Board.

For all activities of Group Treasury, the principle applies that Group Treasury has discretion to act within predetermined limits. Its market units are responsible for the operational management of open positions; the Risk Controlling department is responsible for monitoring, and the ALCO is in charge of setting limits and establishing principles in connection with risk steering.

Risk Identification

Market risks exist because of the structure of the portfolio, particularly in the form of interest rate and foreign exchange risks. The risks arising from changes in credit spreads are monitored in current reporting, but due to the wind-up task they are not limited. Recognition of all third-party securities using the moderate lower-of-cost-or-market principle prevents an increase in credit spreads from having a direct impact on profit or loss as long as an impairment is not permanent and FMS-WM holds the given securities to maturity.

FMS-SG’s daily data deliveries as well as both the information available in the IT systems along with current market data serve as the basis for identifying the market risks.

Risk Analysis and Assessment

Interest rate risks are measured using sensitivity analyses, i.e., the effects of a shift in interest rate curves by one basis point, at the net present value of the relevant risk positions. Separate analyses by maturity ranges enable FMS-WM to perform more extensive analyses of interest rate risks besides their sensitivity to a parallel shift, e.g., when the curve turns. In addition to the detailed analysis by maturity range, separate assessments by currency are performed to take into account that every currency has a different interest rate curve. In measuring interest rate risk, FMS-WM takes into account neither the margin components of cash flows nor credit spreads when discounting.

With the aim of reducing fluctuations in parameters relevant to income, FMS-WM’s on-balance-sheet foreign currency position is determined, analyzed and controlled on a monthly basis. In addition, foreign exchange risks are analyzed based on sensitivities via a change in the net present value in case of changes in exchange rates by 1% relative to the euro.

Credit spread risks are discounted based on the current credit spreads. The parameter used in this case is the change in the net present value for credit spread changes by one basis point.

Suitable quarterly stress tests based on hypothetical but plausible and historic interest rate, foreign exchange and credit spread scenarios complement risk measurement and analysis based on sensitivities. These stress scenarios encompass, among others, scenarios similar to those proposed by the Deutsche Bundesbank. Apart from these scenarios arising from changes in each type of market risk, FMS-WM also analyzes the extent of the change in the net present value of the portfolio if extreme historical or hypothetical market shifts were to occur for all types of market risk.

Risk Steering

The Group Treasury unit opens risk positions only to a limited extent and subject to the existing limits for purposes of risk steering. This is particularly necessary for short-term liquidity management, which can expose FMS-WM to short-term interest rate risks, for example. In addition, the management of interest rate and foreign exchange risks may give rise to a limited amount of open risk positions subject to the existing limits. For reasons of efficiency, risk positions are not effectively hedged unless they reach certain transaction volumes in order to avoid price surcharges in the case of smaller transaction volumes or short-term market distortions. In steering market risks, write-downs are appropriately recognized for risk positions.

The asset management units and the Group Treasury unit may only utilize approved financial instruments for hedging the risk positions.

Interest rate risks are managed using a limit system for interest rate sensitivities per currency and maturity range, including an escalation process for limit breaches. For interest rate risks from risk positions for which hedging derivatives were unwound pursuant to a wind-up strategy at a point in time regardless of whether the risk position has been sold, separate limits are determined on submission of the wind-up strategy for the relevant portfolio. The Risk Controlling department monitors these strict limits within the approved range. Reviews of the wind-up strategies are conducted at least quarterly and include the management of interest rate risks. The Group Treasury unit is tasked with the management of interest rate risks in accordance with the stipulations from the wind-up strategies.

The approach to managing the foreign currency position is based on managing the on-balance-sheet foreign exchange position calculated monthly such that the effects of fluctuations from changes in foreign exchange rates on income are as low as possible. To this end, specific limits are defined per primary currency along with a limit for secondary currencies and an escalation process. The limits are monitored monthly based on the previous month’s on-balance-sheet foreign currency position as well as postings of foreign exchange transactions that are relevant to the balance sheet and have occurred in the interim. Foreign exchange sensitivities are additionally calculated and monitored on a daily basis. Significant changes trigger a root cause analysis in order to ensure that any foreign exchange position relevant to the balance sheet can be hedged in a timely manner if necessary.

The risks from changes in credit spreads are not limited, since FMS-WM’s general task is to unwind the portfolio in a way that maximizes its value. These risks are managed by the asset management units as part of portfolio wind-up.

Risk Monitoring and Reporting

Market risks may not exceed sensitivity limits in the daily risk management process. Limits are monitored based on the daily market risk report that is prepared by FMS-SG and analyzed by FMS-WM’s Risk Controlling department. The report, which also includes the credit spread sensitivities, is made available to both the Executive Board and the Group Treasury unit on a daily basis. The defined review and escalation process applies whenever limits are exceeded. In case the approved limits for exposures from wind-up strategies are exceeded, the measures defined for this event by the adopted strategies would be triggered.

Additionally, the monthly ALCO report to the members of ALCO and the monthly wind-up report to the Executive Board discuss market risks in varying levels of detail. The Supervisory Board is also informed about market risks on a quarterly basis via the wind-up report.

Risk Position

The main factors affecting interest rate sensitivities are exposures in assets and liabilities with fixed interest rates where the interest rate risks are hedged largely through interest rate derivatives. As determined based on the method applied, the portfolio’s interest rate sensitivity as of December 31, 2018 was EUR 0.42 million (December 31, 2017: EUR 0.39 million). This means that, if the interest rate curves of all currencies simultaneously were to rise by one basis point, the present value of the portfolio would increase by EUR 0.42 million. Material interest rate sensitivity exposures as of December 31, 2018 concerned the euro in an amount of EUR 0.37 million (December 31, 2017: EUR 0.36 million). The change in interest rate sensitivity is largely due to positions in the short-term maturity range. The positions from approved wind-up strategies entail additional risks of EUR 0.10 million as of December 31, 2018 (December 31, 2017: no additional risks).

On all trading days in fiscal year 2018, interest rate sensitivity lay within a bandwidth of EUR 0.31 million to EUR 0.92 million. The interest rate sensitivity of exposures from agreed wind-up strategies ranged from zero to EUR 0.10 million.

Given the stress scenarios defined for interest rate risks, a parallel decrease in all interest rate curves by 200 basis points would have the greatest negative impact on the present value in an amount of EUR –90 million as of December 31, 2018 (December 31, 2017: EUR –109 million). The change in the impact of this scenario results from the change in interest rate exposures.

Foreign exchange risks are managed based on the balance sheet position and the derivative hedging positions subject to compliance with the fixed limits. The open foreign exchange position as of December 31, 2018 amounted to EUR 1.9 million for all currencies (December 31, 2017: EUR 1 million). The foreign exchange position shown in the balance sheet is closed to an extent that enables compliance with the approved limits. Stress scenarios are calculated comparable to the foreign exchange sensitivities that are determined on a daily basis. Given the defined foreign exchange stress scenarios, an increase by 15% in the value of the euro against all other currencies would have the greatest negative impact on the net present value in an amount of EUR –32 million (December 31, 2017: EUR –24 million).

Since interest rate exposure in the portfolio is largely closed, any future changes in interest rate curves will only minimally influence the value of FMS-WM’s portfolio.

Inflation risks—as an aspect of market risks—are still deemed to be minor. Most of them are hedged. Inflation sensitivities are low and remain relatively constant.

Liquidity Risks

Definitions

FMS-WM distinguishes between tactical and strategic liquidity risks:

•

Tactical liquidity risk: The risk of not being able to generate sufficient cash on short notice such that present or future payment obligations may not be fulfilled at all or not in full when due under the contract.

•

Strategic liquidity risk: The risk of only being able to implement the necessary measures described in the funding strategy in the market at greater expense. For instance, an unexpected rise in funding costs might result from general market distortions or idiosyncratic events.

Risk Strategy

The liquidity risk strategy aims to ensure that FMS-WM is solvent at all times, even under stress conditions. To ensure that this is the case, FMS-WM holds highly liquid, ECB-eligible assets in the form of own and third-party bonds, which, indirectly through securities repurchase agreements, represent a sufficient liquidity reserve, and also limits daily cash outflows to no more than EUR 2 billion. Furthermore, an average remaining maturity of at least 90 days is targeted for money market instruments. The average remaining maturity of all money market instruments could fall below these 90 days in the course of long-term refinancing in euro. Due to the long-term refinancing in euro through the Federal Republic of Germany – Finance Agency (Bundesrepublik Deutschland – Finanzagentur GmbH), the average remaining maturities of all refinancing instruments was already extended in 2019.

In addition, FMS-WM diversifies its funding in terms of the investor base, maturities (money and capital market), product range (secured and unsecured products and programs), markets (e.g., countries) and currencies. FMS-WM has established broad access to foreign currency funding (in particular in USD and GBP) and is able to tap liquid foreign exchange rate markets (spot and derivative foreign exchange rates) at all times.

When obtaining liquidity, FMS-WM aims to ensure that its credit rating is not adversely affected. Within this framework, FMS-WM aims to optimize its liquidity costs.

Risk Identification

To identify the tactical liquidity risk, the liquidity maturity profile is:

•	analyzed for each maturity range based on different scenarios and then compared to the liquidity cushion; and

•	analyzed by product group and compared to the internal control limits imposed by Group Treasury unit.

Strategic liquidity risks are identified by means of an analysis of the expected funding costs based on the long-term funding structure and the expected cash outflows in accordance with the assumptions under both the wind-up plan and the funding plan.

Risk Analysis and Assessment

Analyzing the tactical liquidity risk requires determining the liquidity position by means of the maturity profile of all assets and liabilities (gap profile), which is based on the 24-month forecast for three components:

•	Contractual cash inflows and outflows including nostro account balances;

•	Assumptions with respect to:

–	extensions of available assets;

–	drawdowns from credit lines granted;

–	availability of the funding instruments; and

–	liquidity effect of market scenarios (including interest rate, foreign exchange and credit spread scenarios);

–	certain prolongation probabilities / scenarios included; and

•	Liquidity reserve encompassing liquid, free securities eligible for ECB funding purposes.

In terms of assumptions, FMS-WM analyses two scenarios in its daily risk report with a methodology that reflects the special situation of FMS-WM. Both scenarios include the normal case as the basic assumption and a global financial market crisis as the stress scenario.

Monthly back-testing enables regular reviews of the adequacy of the assumptions in the scenarios. During this process, the projected liquidity position is compared with the actual liquidity position. The assumptions for the normal case and the stress scenario remained the same as in fiscal year 2017.

Strategic liquidity risk is determined by analyzing the deviation of the actual funding volume from the funding plan, the deviation of the funding costs from the funding plan as well as funding concentrations. Building on this, an analysis of the effects of an increase in FMS-WM’s own funding cost rate on net interest income is conducted on a quarterly basis.

Risk Steering

Tactical liquidity is managed by Liability Management in the Group Treasury unit, which is responsible for ensuring the availability of short-term liquidity at any time. Secured and unsecured money market instruments are available to this end based on an approved product catalogue.

Strategic liquidity is also ensured by Asset Liability Management in the Group Treasury unit. Group Treasury prepares the long-term funding strategy and the funding plan derived from such strategy. The funding plan is implemented by using direct access to the capital markets via issues with maturities of more than one year.

For the purpose of limiting liquidity risk, the scenario that would significantly affect FMS-WM, given its funding structure, was selected out of the defined stress scenarios. The global financial market crisis scenario and a minimum survival period of 90 days were fixed as the limit based on the experience of recent years. Within this period, the liquidity position must be positive even under the premises of the defined scenario such that FMS-WM remains solvent at all times by realizing its liquidity reserve.

The liquidity contingency plan fixes the actions that must be taken in the event of a liquidity shortfall.

Risk Monitoring and Reporting

FMS-WM’s liquidity profile is monitored daily and reported to both the Executive Board and the Group Treasury unit. The Risk Controlling department monitors compliance with the limit on a daily basis. The following escalation process is carried out in case of limit breaches:

•	First: the Group Treasury unit verifies the limit breach and gives its view of the expected duration of the breach and the actions required to cure it.

•	Second: the Risk Controlling department comments on these measures and monitors their implementation.

•	Third: the Executive Board is notified immediately of the limit breach.

As long as the limit breach has not been remedied, the Executive Board and the Group Treasury unit are kept informed daily of the degree to which agreed-upon steps have been implemented. The ALCO is also informed of the limit breach as part of the regular reporting.

In addition, the liquidity position is reported monthly to the Executive Board and quarterly to the Supervisory Board as part of the wind-up report.

Risk Position

In fiscal year 2018, FMS-WM’s funding strategy was validated in the money and capital markets by a stable and broadly diversified investor base.

FMS-WM’s issuing activity under the existing money market programs, namely the ECP/CD Program and the U.S. ABCP Program through its U.S. vehicle, Kells Funding LLC, further contributed to a stable and sustainable funding structure for FMS-WM in fiscal year 2018. The average remaining maturity of money market instruments was kept constant, according to plan.

FMS-WM has been a regular and reliable issuer on international capital markets since 2011. As a result, capital market issues in U.S. dollar and pound sterling equivalent to EUR 5.7 billion in fiscal year 2018. Since the Federal Republic of Germany – Finance Agency (Bundesrepublik Deutschland – Finanzagentur GmbH) is to provide the longer term euro funding of FMS-WM from 2019 onwards, there were no euro-denominated capital market issues in fiscal year 2018.

As of December 31, 2018, FMS-WM’s positive liquidity cushion was EUR 11.8 billion based on the assumptions of the stress scenario, global financial market crisis, and pursuant to the defined minimum survival period of 90 days (December 31, 2017: EUR 10.9 billion).

Operational Risks

Definitions

Operational risks include all risks that can arise from the inadequacy or failure of internal processes, employees, systems, or due to external events. The following operational risks are of particular relevance for FMS-WM:

•

Outsourcing risk: The risk of potential losses from the outsourcing of institute-specific activities and processes to third parties. Aside from the default of the service providers, this also includes the risk that services contracted for are not provided at all or not in the stipulated quality or within the stipulated time.

•

Project risk: The risk that FMS-WM cannot fulfill key functions and meet planned goals for department-related and/or IT projects, or fulfill or meet these adequately, owing to unsuccessful or late implementation, or implementation at higher than anticipated project costs.

•

IT risk: Denotes all risks to FMS-WM’s asset position and results of operations as a result of shortcomings related to IT management and IT steering, respectively, the availability, confidentiality, integrity and authenticity of data, the internal control system of the IT organization, the IT strategy, IT guidelines and IT aspects of the rules of procedure or the use of information technology.

•

Legal risk: Denotes the risk of losses arising from the deliberate and inadvertent breach of applicable legal (including contractual) provisions, from the unenforceability of contractual claims and from legal disputes generally.

Risk Strategy

The main objective is generally to prevent and reduce these risks and specifically in relation to:

•	Outsourcing risk to ensure excellent performance by service providers and therefore operating stability as well as to guarantee profitable asset management;

•	Project risk to achieve the project objective on schedule and within the budgeted project costs;

•	IT risk to ensure a risk- and earnings-oriented approach to IT management addressing the proper functioning of IT, the stability of the applications used and the data contained in the applications;

•	Legal risk to involve the Legal & Compliance department of FMS-WM at an early stage.

Risk Identification

Operational risks at FMS-WM and FMS-SG are identified through annual operational risk self-assessments, the documentation of operational risk events and possibly resulting losses, and the key risk indicators as early warning indicators required to be captured on a regular basis.

Given the substantial significance of the outsourcing risk, FMS-WM has set up a competence team in the Sourcing & Service Steering department that is dedicated to managing and monitoring outsourcing risk. The relevant departments/units participate in identifying risks concerning the outsourced activities and processes.

Project risks are identified in a two-step process by which risks are reported and recorded by the relevant project manager. On certain projects, a risk database is used to perform a full risk identification exercise.

IT risk is identified by means such as error logs in the event of the unavailability of or interruptions to IT systems. The internal control system and the defined IT controls are also used in the process.

Legal risks due to changes in the existing legal environment are identified by the departments on the basis of a tool that receives information from the Association of German Public Banks (Bundesverband Öffentlicher Banken Deutschlands).

Risk Analysis and Assessment

Operational risks at FMS-WM and at FMS-SG are analyzed and assessed as follows:

•	ex post, via the recording of relevant operational (loss) events in the common event/loss database within the common computerized operational risk workflow tool;

•

ex ante, via the results of the standardized operational risk self-assessments conducted each year, which includes estimating the probability of occurrence and potential losses in the common computerized operational risk workflow tool; and

•	by analyzing early warning indicators.

The Sourcing & Servicer Steering department analyzes and assesses outsourcing risk as part of the risk analyses in conjunction with the affected departments/units and with Group Internal Audit and Risk Controlling departments. In this context, the first step is to classify the outsourced activities according to materiality using a structured questionnaire with risk assessments.

Additional risk analyses and assessments are carried out for material outsourcing activities. These risk analyses are updated as necessary but at least once a year. If material risks are identified, the affected department is required to document the risk immediately in the operational risk self-assessment. Non-material risks are recorded in the course of the annual operational risk self-assessment.

The risk with respect to relevant projects is analyzed and assessed based on evaluations of the project risk’s probability of occurring and its potential impact using defined scales. Combining the two parameters yields an overall assessment that entails classifying each individual project risk into a risk matrix. Based on specific combinations, risks are classified as low, high or critical. The analysis and evaluation of the risks is the responsibility of the project manager, who determines the criticality of the risks depending on their degree of influence on the major goals of the project.

IT risks are identified using methods such as searching a catalogue of risk types to determine permanent and ad-hoc risks arising from the operation of IT applications. In the event of the unavailability of or interruptions to IT systems, error logs are also analyzed and incorporated into the overall IT risk situation. IT risks are analyzed, assessed and consolidated on a regular or ad hoc basis by the IT-retained organization within FMS-SG that is responsible for tasks such as controlling IT outsourcing.

The legal risks of a transaction are analyzed and assessed by staff brought in from the Legal & Group Compliance unit, if necessary with the involvement of external law firms. General legal risks arising from changes in the legal environment are analyzed and assessed by the unit responsible for the relevant requirements.

Risk Steering

For potential operational risks classified as critical in the operational risk self-assessment, action plans and measures must be agreed and implemented that serve to reduce the loss amount and/or the probability of occurrence. The measures are documented in the common computerized operational risk workflow tool. These risks are managed by FMS-SG or by the relevant department of FMS-WM in accordance with assigned responsibilities. A contingency plan has been defined for all business-critical processes as an operational risk mitigation measure within FMS-WM. The new-product process (NPP) serves to lower risks arising in connection with operating new products for example.

Outsourcing risk is steered by agreeing qualitative performance indicators and by requesting regular assessment of the end products from the recipients of these deliverables. The assessments factor in timeliness and quality, and are documented in service management software. The quality of performance is ensured by regular communication with the service provider and through measures that are coordinated with them and monitored by FMS-WM. Escalation processes that start with the responsible staff member and end with the Executive Board have been defined for performance of the measures.

Project risks are managed by project managers using suitable risk-reducing measures, which are presented to the project steering committee for information purposes. The implementation and effectiveness of these measures is monitored. Significant risks arising from IT projects are consolidated and reported to the Executive Board via quarterly IT risk management reporting. In case of significant non-IT projects, regular reports that also take project risks into account are submitted to the Executive Board.

FMS-WM uses clearly defined governance structures and processes to manage legal risks. FMS-WM’s close cooperation with FMS-SG and supervisory bodies/regulators makes it possible to identify potential future risks early on and avoid them before they arise. External specialists are used as necessary in connection with legal matters.

In cooperation with the Legal & Group Compliance unit of FMS-SG, the Legal department in FMS-WM’s Legal & Group Compliance unit controls and monitors legal risks that may arise for FMS-WM in its dealings with third parties.

In particular, FMS-WM counteracts the risk of internal and external fraud based on an internal control system (“ICS”) and an Internal Audit unit and ongoing measures to safeguard employees’ risk awareness and the sense for vigilance.

Risk Monitoring and Reporting

Operational risks that concern services are monitored directly by FMS-SG. Operational risks and losses incurred by FMS-SG or by FMS-WM are reported to the Executive Board in the monthly wind-up report and to the Supervisory Board once every quarter. The results of the operational risk self-assessment (“ORSA”) are reported to the Executive Board and the Supervisory Board either in a separate ORSA report or in an annual operational risk report, which also covers the operational events and loss events that occurred and the key risk indicators.

FMS-SG publishes a quarterly report on relevant key risk indicators agreed with FMS-WM’s Risk Controlling department; this report addresses potential operational risks at FMS-WM, FMS-SG and potential operational outsourcing risks of FMS-WM and is presented to the Executive Board once a year as part of operational risk reporting.

The reports described above provide the Executive Board of FMS-WM with a comprehensive overview of operational risks, both at FMS-SG and at FMS-WM.

Monitoring outsourcing risk is the responsibility of the Sourcing & Servicer Steering department. The performance of outsourcing partners is reported in a monthly wind-up report and in a detailed service provider management report provided to the Executive Board.

Project risks are reported in regular project meetings, steering boards and/or to the Executive Board of FMS-WM depending on the scope of the project in question. These reports also cover changes in the project risk situation as well as the status of implementation and effectiveness of mitigation measures.

In parallel, regular checks are performed on IT processes and workflows. In doing so, measures to mitigate IT risks are implemented and any shortcomings identified are documented and remedied.

The relevant decision makers are informed if significant legal risks emerge or threaten to emerge in relation to individual transactions. Legal and regulatory changes as well as changes in general case law are monitored by the individual departments.

Risk Position

The expected losses in FMS-WM and FMS-SG estimated in the operational risk self-assessment are largely unchanged compared to fiscal year 2017.

In fiscal year 2018, an EL of EUR 13.2 million (2017: EUR 13.3 million) was estimated for FMS-WM and FMS-SG in the context of the annual operational risk self-assessment. IT risks were analyzed in more detail due to new regulatory requirements. This led to an increase in the EL, although the unwinding of the portfolio had an offsetting effect. As in fiscal year 2017, no material individual risk was identified.

Out of the total of all identified operational risks, 96% had an EL of less than EUR 0.1 million, while 4% amounted to between EUR 0.1 million and EUR 0.5 million.

Other Risks

In addition to the credit risk, market risk, liquidity risk and operational risk described above, the following risk types are also material to FMS-WM.

Equity Risk

Equity risk arises at FMS-WM especially from the investment in the Depfa and FMS-SG.

Including the hybrid capital bonds acquired in May 2015, the book value of the Depfa Group’s equity instruments held by FMS-WM amounted to EUR 709 million as of December 31, 2018 (December 31, 2017: EUR 1,020 million). FMS-WM regularly conducts impairment testing of the book value of the investment using a discounted cash flow model, which is based on the Depfa Group’s current business plan. Assuming a one-year forecast horizon and a confidence level of 99.95%, the Depfa Group estimated in the group-wide analysis of its risk-bearing capacity, which includes all the Depfa Group risk positions, that its capital requirement for covering unexpected losses stood at EUR 0.1 billion as of December 31, 2018 (December 31, 2017: EUR 0.2 billion).

Assuming that the unexpected losses calculated in the analysis of the risk-bearing capacity were to immediately affect cash flow and were incurred in addition to the business developments projected in the discounted cash flow valuation model, this results in an equity risk (possible reduction in the company’s value) of EUR 0.1 billion as of December 31, 2018 (December 31, 2017: EUR 0.2 billion).

The Risk Controlling department at FMS-WM receives the monthly wind-down report of the Depfa Group, which is the primary tool for monitoring and managing changes in various risk types affecting the Depfa Group. Suspicious or implausible developments and ad hoc queries regarding the Depfa Group’s risk positions can be tracked using the daily market liquidity and counterparty risk reports as well as other reports prepared at different intervals.

For major parts of the wind-down report of the Depfa Group, triggers have been defined which, if exceeded, require a report to be made to the head of Risk Controlling & Quantitative Analytics outlining the event that occurred, including the measures already taken by the Depfa Group.

Major operational risk events and identified material operational risks are similarly reported on an ad hoc basis to the Risk Controlling department at FMS-WM in line with the limits stipulated for FMS-WM. The Risk Controlling department informs the head of Risk Controlling & Quantitative Analytics accordingly. In addition, according to a framework agreement in place between FMS-WM and Depfa Group certain material business transactions require the approval of FMS-WM.

The risks arising from FMS-SG continue to be measured and managed by way of direct documentation of the operational risk in the uniform management processes for operational risk applicable to both FMS-WM and FMS-SG.

Tax Risk

Tax risk assessed on a qualitative basis results from potential changes in tax legislation, from potential changes in tax jurisdiction and from interpretations in the application of tax laws by FMS-WM that potentially differ from those of the tax authorities. Adequate processes are in place at FMS-WM for the analysis and management of tax risks. It turns to external advisers as necessary in connection with tax matters.

Regulatory Risk

Regulatory risk, which is also assessed on a qualitative basis, is the risk that lawmakers or regulatory authorities will change the existing legal framework, with the change entailing a negative impact on FMS-WM. Among other things, a data service distributed by the Association of German Public Banks is used to identify regulations relevant to FMS-WM. Group Compliance department monitors the implementation of necessary measures and reports to the Executive Board at regular intervals.

Assessment of the Overall Risk Exposure and Outlook

The largest risks to which FMS-WM is exposed are credit risk, operational risk, in particular outsourcing risk, and the equity risk resulting from the takeover of the Depfa Group.

FMS-WM’s credit risks arise from the portfolio transferred to FMS-WM from the HRE Group and from the Portfolio Extensions. With the exception of a few cases related to forced extensions, restructurings and rescue acquisitions subject to strict limits, FMS-WM, according to its business strategy, will not engage in any new business that entails additional credit risks.

The portfolio of FMS-WM comprises financing, with some positions having very long maturities. Furthermore, the portfolio also carries high concentration risks which are expected to intensify further over time due to the varying speed with which the portfolio will be unwound through scheduled and unscheduled principal repayment or sales. Portfolio concentrations are monitored as part of the determination of credit risk but can only be managed to a limited extent due to the wind-up the portfolio. This is done implicitly by incorporating them into the control logic (including unexpected loss) and explicitly by developing wind-up strategies and making decisions on individual assets. The greater the concentrations in the portfolio, the greater the danger that actual losses will differ significantly from the average losses expected at the overall portfolio level. Defaults in large positions in the portfolio could therefore put significant downward pressure on financial results. In keeping with its wind-up strategy, which seeks to maximize the assets’ value, FMS-WM intends to incrementally reduce the credit risks pursuant to the guidance in the wind-up plan.

The sale of risk exposures in fiscal year 2018 focused on public-sector financing, in particular Italian, Polish and Portuguese government bonds.

FMS-WM recognizes risk provisions for at-risk and impaired risk positions by recognizing specific loan loss provisions for loans or by writing down securities. In addition general loan loss provisions are recognized for potential default risks in the portfolio. If necessary, country risk provisions are recognized for country risks.

Market and counterparty risks are subject to stringent limits and extensive monitoring. Changes in the interest rate risk, foreign exchange risk and counterparty risk to be monitored arise in particular from funding and hedging activities. In the case of certain sales strategies, hedging instruments can be unwound at a point in time unrelated to the sale of a position. The resulting open market risk positions are monitored, subjected to limits and reported separately. Regular reports are issued on the progress of the wind-up strategies. If necessary, when market conditions or the prospects of implementing the individual strategy change, the positions are hedged again.

Besides managing the portfolio, activities in fiscal year 2018 focused again on the winding up of the Depfa Group. To this end, FMS-WM acquired further Depfa liabilities, which it plans to sell to Depfa Group in 2019. In fiscal year 2018, the DEPFA Funding IV hybrid capital bond was sold to its issuer, DEPFA Funding IV, at market value. In return, FMS-WM acquired Depfa Group assets also at market value.

Winding up the portfolio and the Depfa Group in a way that maximizes value will continue to be the focus in fiscal year 2019.

INTERNAL CONTROL / RISK MANAGEMENT SYSTEM RELEVANT TO THE FINANCIAL REPORTING PROCESS (ICS/RMS)

The ICS and the risk management system relevant to the financial reporting process and focused on business-critical processes of FMS-WM serve to ensure compliance particularly with financial reporting standards and requirements and the reliability of its accounting.

Responsibility for the general ICS rests with the central ICS entity in the IT, Sourcing & Operations unit, which is part of the Chief Operating Officer division.

Accounting (Finance & Tax department) is assigned to the Chief Risk Officer/Chief Financial Officer division and managed by the head of the Finance, Controlling & Portfolio Steering unit.

FMS-WM has outsourced material aspects of its accounting, with its subsidiary – FMS-SG – essentially handling asset management, general ledger and subledger accounting including financial accounting, master data management, payment transaction handling, regulatory reports and annual financial statement preparation.

In addition to services directly related to accounting, IT services were also outsourced; these are also relevant to the ICS.

IT services are monitored by the IT Steering & Project Planning department in the IT, Sourcing & Operations unit.

The IT service providers are also subject to the ICS at FMS-WM pursuant to contractual provisions.

FMS-WM’s departments manage and supervise these services by applying the criteria defined in service level agreements. FMS-WM’s employees in the Finance & Tax department manage outsourced activities related more specifically to accounting.

In addition to its responsibilities for monitoring and managing outsourced services, FMS-WM is also the ultimate authority for the following methods and decisions related to the financial reporting process:

•	Making decisions on recognition, measurement and disclosure options; and

•	Preparing certain booking instructions, e.g. for valuation measures and the recognition of taxes.

An interdepartmental new-product process (NPP) ensures the correct mapping of products and product enhancements that do not yet exist.

The basic task of FMS-WM’s ICS is to fulfill the following material principles:

•	Safeguarding the effectiveness and efficiency of operations;

•	Propriety and reliability of internal and external accounting; and

•	Compliance with legal requirements relevant to FMS-WM.

Based on the target levels of customary market standards (COSO framework), the principal objectives for the ICS at FMS-WM were specified as follows:

•	Increase transparency and reliability of management-related information for effective and efficient management;

•	Protect business assets by reducing the potential for fraud;

•	Increase process reliability and/or reduce the likelihood of errors in the processes;

•	Create the possibility to be able to point out opportunities and undesirable developments more quickly; and

•	Ensure compliance with internal and external regulations.

The planning and design of operational control procedures for the ICS takes into account FMS-WM’s internal business policy objectives and principles. To this end, individual control objectives that are derived from the overall objectives are defined for the planned control procedures. These accounting-related control objectives affect the statements and disclosures in the annual financial statements as to completeness, recognition, accuracy, measurement, rights and obligations, presentation and compliance with the accrual basis of accounting.

Overall responsibility for FMS-WM’s ICS lies with the Executive Board.

The central ICS entity ensures that the ICS framework is firmly integrated in the units of FMS-WM and its service providers. It handles the centralized management of the ICS database, the coordination of the annual standard ICS procedure, and the consolidation of the ICS control confirmation into a high-level ICS report. To ensure the effectiveness of FMS-WM’s ICS, the ICS framework is regularly reviewed for compliance with legal provisions and industry standards, and updated as appropriate.

The relevant unit heads are responsible for identifying the controls required, implementing an appropriate control system in conjunction with the risks relevant to bookkeeping and accounting and business-critical risks, and monitoring performance of the controls. The identified control owner is responsible for defining and performing the relevant ICS controls.

Process-independent audits are also utilized by the Internal Audit unit to assess the effectiveness and suitability of FMS-WM’s ICS.

As part of the annual ICS control process carried out by the central ICS entity, the existing controls are validated in the context of group-wide service performance processes. This validation is based on interviews with the relevant unit heads and control owners, and takes into account the results of the annual operational risk self-assessment conducted by the Risk Controlling department as well as the findings of internal and external audits.

For fiscal year 2018, the establishment of the ICS and proper performance of the controls were confirmed in an ICS control attestation by the relevant unit heads at FMS-WM and the department heads and managing directors of FMS-SG.

The control system applicable to outsourced parts of IT services was approved by a report prepared pursuant to International Standard on Assurance Engagements No. 3402. Furthermore, FMS-WM performed additional IT controls relating to the IT services as needed.

MANAGEMENT AND EMPLOYEES

Supervisory Board

FMSA appointed the first Supervisory Board (Verwaltungsrat) concurrently with the creation of FMS-WM in July 2010. No particular professional qualifications are required apart from experience and expertise in economics and finance. Persons who have been convicted or are being prosecuted for a felony or property offense are precluded from serving, as are those who have been involved in insolvency proceedings or have otherwise declared bankruptcy. Since October 1, 2015, the Supervisory Board has been comprised of eight members. Members of the Supervisory Board are generally appointed for three-year terms. Reappointments are permitted.

The following table sets forth the names and functions of the current members of FMS-WM’s Supervisory Board, the date of their appointment and their principal occupations outside of FMS-WM as of October 21, 2019.

Name	Date of appointment	Principal occupation
Jan Bettink (Chairman since January 27, 2014)	January 6, 2014	Former Chief Executive Officer of Berlin Hyp AG and Former President of the Association of German Pfandbrief Banks
Dr. Jutta Dönges (Deputy Chairman since January 23, 2017)	February 16, 2016	Managing Director of Bundesrepublik Deutschland Finanzagentur GmbH (Federal Republic of Germany – Finance Agency)
Rita Geyermann (Deputy Chairman since January 23, 2017)	August 20, 2010	First Vice President, Head of Asset Management at KfW Bankengruppe
Dr. Axel Berger	June 17, 2014	Auditor and tax adviser
Dr. Tammo Diemer	July 1, 2015	Managing Director of Bundesrepublik Deutschland – Finanzagentur GmbH (Federal Republic of Germany – Finance Agency)
Birgit Dietl-Benzin	October 1, 2015	Chief Risk Officer, Member of the Board UBS Europe SE
Michaela Maria Eder von Grafenstein	October 1, 2015	Member of the Executive Committee and Head of Business Unit Real Assets of the Aquila Group
Ingo Mandt	January 6, 2017	Former Executive Officer at Landesbank Baden-Wuerttemberg

Employees of FMSA regularly take part in Supervisory Board meetings in their role as non-voting representatives of the legal regulatory body (FMSA) and as statutory agents of the owner (FMS (SoFFin)).

Overall, the Supervisory Board is charged with the oversight and management of the Executive Board (Vorstand) in particular and FMS-WM overall, including functions outsourced to the portfolio servicer. It is also responsible for deciding on the wind-up plan, resolutions concerning deviations from the wind-up plan, the annual wind-up report, appointing and removing members of the Executive Board, enacting rules of procedure for the Executive Board, appointing the auditor and adopting the final accounts. The Supervisory Board provides ongoing advice to the Executive Board on matters of particular strategic significance, and it may reserve decision-making for itself on a case-by-case basis.

In addition to its collective decision-making process, the Supervisory Board has also constituted specialized committees from its members, notably the Supervisory Board Risk Committee and the Supervisory Board Audit Committee. The Supervisory Board Risk Committee is tasked with making particularly important lending decisions on a case-by-case basis for loan applications received and voted upon by the Executive Board. In general, the Supervisory Board Risk Committee considers all cases that are particularly relevant to risk (as determined by the risk management process described in “Risk Report—Organizational Structure of Risk Management”), have major effects on profit or loss, or possess major strategic significance.

The Supervisory Board Audit Committee is tasked with providing the necessary information for and conducting the review of the annual financial statement and audit.

Subordinate to the Supervisory Board is the Executive Board and the rest of the operational management of FMS-WM.

Executive Board

The Executive Board manages the business of FMS-WM and represents it in and out of court.

The members of FMS-WM’s Executive Board (Vorstand) are appointed by the Supervisory Board. FMS-WM’s Executive Board currently has three members who are appointed for renewable terms, with each term being limited to a maximum of four years. Members of the Executive Board may be removed by either the Supervisory Board or FMSA for good cause, such as a violation of the felony and bankruptcy provisions in FMS-WM’s charter or for gross violation of their duties.

FMS-WM’s charter requires Executive Board members to exercise prudent, diligent, and sound business judgment and makes them jointly and severally liable for any losses resulting from a breach of that duty. The Executive Board is charged with the business management and legal representation of FMS-WM. It may make legally binding decisions jointly, or it may give power of attorney to one or more persons who may act in concert with each other or, in the case of one person, with another Executive Board Member.

Members of the Executive Board

FMS-WM’s Executive Board currently has two members: Christoph Müller and Carola Falkner.

In March 2019, Mr. Stephan Winkelmeier, former Chief Executive Officer and Spokesman of the Executive Board, asked FMS-WM’s Supervisory Board to prematurely release him from his contract as of June 30, 2019. Furthermore, Frank Hellwig, former Chief Operating Officer of FMS-WM, informed the Supervisory Board earlier this year of his decision not to extend his contract upon its expiration on September 30, 2019. Mr. Christoph Müller, who initially served as Chief Risk Officer and Chief Financial Officer of FMS-WM, has taken over as Chief Executive Officer and Spokesman of the Executive Board as of July 1, 2019. In addition, Ms. Carola Falkner was appointed as a new member of the Executive Board with effect from July 1, 2019.

Short biographies of the current Executive Board members are set forth below:

Christoph Müller

Mr. Christoph Müller (former head of FMS-WM’s Risk Controlling, Finance & Portfolio Steering unit) was appointed effective September 1, 2017. Mr. Müller, who initially served as Chief Risk Officer and Chief Financial Officer of FMS-WM, has taken over as Chief Executive Officer and Spokesman of the Executive Board as of July 1, 2019. In his capacity, he heads the following four units: Finance, Controlling & Portfolio Steering; Risk Controlling & Quantitative Analytics; IT, Sourcing & Operations; and Human Resources, Communications & Committees.

After graduating in business administration, Mr. Müller started his career as a credit analyst for regional banks in Germany. From 2001 until 2004, Mr. Müller worked for three years in the Credit Portfolio Management group at UBS AG in Zurich. Before joining FMS-WM in 2010, Mr. Müller worked for seven years at Credit Suisse in Zurich, where he was responsible for credit risk measurement and credit portfolio management.

Carola Falkner

Ms. Carola Falkner (former head of FMS-WM’s Asset Management unit) was appointed effective July 1, 2019. Ms. Falkner heads the Group Treasury, Asset Management, Legal & Group Compliance and Group Internal Audit units.

After graduating from law school, Ms. Falkner began her career in the field of restructuring and reorganization at Commerzbank AG in 1999. From 2005 and 2011, Ms. Falkner worked for Hudson Advisors Germany, where she was responsible for the wind-up of the non-performing loan portfolios. Since May 2011, Ms. Falkner has held several positions at FMS-WM, including Head of Commercial Real Estate.

Executive Board Committees

The Executive Board has formed several specialized committees to carry out various operational and strategic roles. These include the Executive Board’s Risk Committee, the Portfolio Steering Committee, and the ALCO.

The Risk Committee is the corporate body that makes lending decisions in operational terms at the management level of FMS-WM. All members of the Executive Board and FMS-WM’s Head of Risk Controlling, Finance & Portfolio Steering (if absent, their deputies) have the right to vote subject to applicable substitution rules. The Executive Board’s Risk Committee makes loan decisions that must be made at the management level because they are relevant to FMS-WM’s exposure to risk.

The Portfolio Steering Committee is primarily responsible for adjustments of the wind-up plan subject to approval by the Supervisory Board and FMSA; recognition of specific and general provisions; adjustments of methods (for all risk types); and strategic decisions with respect to segments (e.g., geographic regions, asset classes, etc.); and general risk management. All members of the Executive Board and FMS-WM’s Head of Risk Controlling, Finance & Portfolio Steering (if absent, their deputies) have the right to vote.

The ALCO serves as the Executive Board’s key body tasked with information gathering, monitoring and management activities in connection with strategic decisions related to the structure of FMS-WM’s balance sheet and related liquidity and market risks. All members of the Executive Board and FMS-WM’s Head of Risk Controlling, Finance & Portfolio Steering (if absent, their deputies) have the right to vote subject to applicable substitution rules. ALCO’s main tasks include monitoring the performance of FMS-WM and the structure of its balance sheet with respect to the wind-up plan, discussing its liquidity and market risk exposures (which includes adopting the requisite funding and hedging strategies) as well as fixing the relevant standards and guidelines for management of liquidity and market risks.

Employees

Recruiting highly qualified employees was an immediate priority for the Human Resources department of FMS-WM following the launch of operations in October 2010. By the end of 2010, all second-tier management had been filled. As of December 31, 2018, FMS-WM had filled 112 out of a target 120 positions (December 31, 2017: 121 out of a target of 129). The target number is dynamically adjusted to the requirements of asset management and refinancing efforts. Since the fourth quarter of 2012, open positions have, with few exceptions, been filled only temporarily in accordance with the plan to reduce the workforce in subsequent years following the successful establishment of FMS-WM’s target structure and to unwind the portfolio.

A staff council (Personalrat) comprising five members was established at FMS-WM in the third quarter of fiscal year 2016. As of the date hereof, the staff council (Personalrat) comprises four members.

INDEPENDENT AUDITORS

The financial statements as of and for the year ended December 31, 2018, including the balance sheet, statement of profit and loss, cash flow statement, statement of changes in equity and the notes to the financial statements have been audited by PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Bernhard-Wicki-Straße 8, 80636 Munich, Germany (“PwC”), a member of the German Chamber of Public Accountants (Wirtschaftsprüferkammer), as stated in their auditor’s reports, and are included in reliance upon their report.

The auditor’s report (Bestätigungsvermerk) has been issued in accordance with Section 322 of the HGB on the annual financial statements and the management report (Lagebericht) of FMS-WM as of and for the fiscal year ended December 31, 2018. The management report is neither included nor incorporated by reference in this Annual Report on Form 18-K.

FINANCIAL STATEMENTS AND REPORT OF THE INDEPENDENT AUDITORS

ANNUAL FINANCIAL STATEMENTS

BALANCE SHEET FOR THE FISCAL YEAR ENDED 31 DECEMBER 2018

of FMS Wertmanagement

Assets				in € thousand	in € thousand	31.12.2018 in € thousand	31.12.2017 in € thousand
1.	Cash reserve
	a)	Balances with central banks			4,868,986		3,798,082
		Of which: with Deutsche Bundesbank € 4,868,986 thousand (previous year: € 3,798,082 thousand)

						4,868,986	3,798,082
2.	Loans and advances to banks
	a)	Payable on demand			29,886,255		35,710,100
	b)	Other loans and advances			6,141,739		5,747,799

						36,027,994	41,457,899
3.	Loans and advances to customers					13,299,903	13,108,237
	Of which: secured by mortgages € 473,690 thousand (previous year: € 639,253 thousand) Public-sector loans € 5,122,579 thousand (previous year: € 5,807,319 thousand)
4.	Debt instruments
	a)	Bonds and notes
		aa)	Public-sector issuers	30,599,861			35,917,530
			Of which: eligible as collateral for Deutsche Bundesbank advances € 20,481,026 thousand (previous year: € 25,030,292 thousand)
		ab)	Other issuers	34,790,143			36,098,064

			Of which: eligible as collateral for Deutsche Bundesbank advances € 4,550,136 thousand (previous year: € 4,768,025 thousand)		65,390,004		72,015,594
	b)	Own debt instruments			16,688,222		17,714,825

		Principal amount € 16,685,434 thousand (previous year: € 17,712,245 thousand)				82,078,226	89,730,419
5.	Shares and other non-fixed-income securities					385,676	696,760
6.	Other long-term equity investments					3	3
	Of which: in banks € 0 thousand (previous year: € 0 thousand) in financial services institutions € 0 thousand (previous year: € 0 thousand)
7.	Shares in affiliated companies					493,169	491,159
	Of which: in banks € 323,274 thousand (previous year: € 323,274 thousand) in financial services institutions € 50,000 thousand (previous year: € 50,000 thousand)
8.	Intangible fixed assets
	purchased concessions, industrial and similar rights and assets, and licences in such rights and assets					775	1,231
9.	Tangible fixed assets					274	375
10.	Other assets					889,789	520,315
11.	Prepaid expenses					6,665,427	7,483,848
Total assets						144,710,222	157,288,328

Equity and liabilities		in € thousand	31.12.2018 in € thousand	31.12.2017 in € thousand
1.	Liabilities to banks
	a) Payable on demand	618,130		5,243,849
	b) With agreed maturity or notice period	9,410,075		10,781,690

			10,028,205	16,025,539
2.	Liabilities to customers
	Other liabilities
	a) Payable on demand	148,339		388,411
	b) With agreed maturity or notice period	13,578,774		12,500,709

			13,727,113	12,889,120
3.	Securitised liabilities
	a) Debt instruments issued	72,889,352		81,436,340
	b) Other securitised liabilities	29,295,767		26,282,411
	Of which: Commercial paper: € 29,295,767 thousand (previous year: € 26,282,411 thousand)
			102,185,119	107,718,751
4.	Other liabilities		402,684	820,825
5.	Deferred income		16,387,134	17,915,529
6.	Provisions
	a) Provision for taxes	27,808		18,363
	b) Other provisions	436,940		499,781

			464,748	518,144
7.	Equity
	a) Subscribed capital	200		200
	b) Capital reserves	1,800		1,800
	c) Retained earnings
	Other retained earnings	1,398,420		1,039,281
	d) Net retained profits	114,799		359,139

			1,515,219	1,400,420
Total equity and liabilities			144,710,222	157,288,328
1.	Contingent liabilities
	Contingent liabilities from guarantees and indemnity agreements		768,101	1,183,562
2.	Other obligations
	Irrevocable loan commitments		3,525,523	3,889,789

INCOME STATEMENT

of FMS Wertmanagement for the period from 1 January until 31 December 2018

Income statement				in € thousand	in € thousand	01.01. – 31.12.2018 in € thousand	01.01. – 31.12.2017 in € thousand
1.	Interest income from
	a)	Lending and money market transactions		4,514,923			4,661,062
		Of which: negative interest deducted: € 658,111 thousand (previous year: € 486,047 thousand)
	b)	Fixed-income securities and registered government debt		2,006,964			2,157,291

					6,521,887		6,818,353
2.	Interest expenses

		Of which: positive interest deducted € 635,441 thousand (previous year: € 463,958 thousand)			–6,174,103		–6,298,458
						347,784	519,895
3.	Current income from
	a)	Other long-term equity investments			0		1,191
	b)	Shares in affiliated companies			0		191,886
						0	193,077
4.	Income from profit pooling, profit transfer or partial profit transfer agreements					2,460	4,757
5.	Commission income				16,088		32,823
6.	Commission expenses				–11,783		–20,041

						4,305	12,782
7.	Other operating income					14,754	69,252
8.	General and administrative expenses
	a)	Personnel expenses
		aa)	Wages and salaries	–17,264			–18,325
		ab)	Social security, post-employment and other employee benefit costs	–1,698			–1,865

			Of which: in respect of post-employment benefits € 150 thousand (previous year: € 243 thousand)		–18,962		–20,190
	b)	Other administrative expenses			–124,932		–132,846

						–143,894	–153,036
9.	Depreciation, amortisation and write-downs of intangible and tangible fixed assets					–574	–897
10.	Other operating expenses					–5,500	–14,688
11.	Write-downs of and valuation allowances on receivables and certain securities, and additions to loan loss provisions				0		–158,623
12.	Income from reversals of write-downs of receivables and certain securities and from the reversal of loan loss provisions				310,205		0

						310,205	–158,623
13.	Write-downs of and valuation allowances on shares in affiliated companies, other long-term equity investments and securities classified as fixed assets				–415,422		–43,256
14.	Income from reversals of write-downs of shares in affiliated companies, other long-term equity investments and securities classified as fixed assets				0		0

						–415,422	–43,256
15.	Result from ordinary activities					114,118	429,263
16.	Taxes on income					682	–70,124
17.	Other taxes not included in “10. Other operating expenses”					–1	0
18.	Net income for the year					114,799	359,139
19.	Net retained profits					114,799	359,139

CASH FLOW STATEMENT

of FMS Wertmanagement for the period from 1 January until 31 December 2018

Cash flow statement			01.01. – 31.12.2018 in € thousand	01.01. – 31.12.2017 in € thousand
1.		Net income / loss for the period	114,799	359,139
		Non-cash items included in net income / loss for the period and reconciliation to cash flow from operating activities
2.	+ / –	Depreciation, amortisation and write-downs and valuation allowances on receivables and items of fixed assets / reversals of such write-downs and valuation allowances	182,087	285,847
3.	+ / –	Increase / decrease in provisions	–66,974	–102,785
4.	+ / –	Other non-cash expenses / income	832,975	–2,017,813
5.	– / +	Gain / loss on disposal of fixed assets	–2	–1
6.	– / +	Other adjustments (net)	–2,460	–197,834
7.	– / +	Increase / decrease in loans and advances to banks	5,710,164	1,133,019
8.	– / +	Increase / decrease in loans and advances to customers	–137,071	769,153
9.	– / +	Increase / decrease in securities	7,094,121	7,556,795
10.	– / +	Increase / decrease in other assets relating to operating activities	534,481	–2,172,900
11.	+ / –	Increase / decrease in liabilities to banks	–5,954,166	–7,968,573
12.	+ / –	Increase / decrease in liabilities to customers	398,532	–3,830,224
13.	+ / –	Increase / decrease in securitised liabilities	–5,777,974	1,783,959
14.	+ / –	Increase / decrease in other liabilities relating to operating activities	–1,987,288	2,219,998
15.	+ / –	Interest expense / interest income	–347,784	–519,895
16.	+ / –	Income tax expense / income	–682	70,124
17.	+	Interest and dividend payments received	6,521,887	7,011,430
18.	–	Interest paid	–6,174,103	–6,298,458
19.	– / +	Income taxes paid	–51,406	–103,772
20.	=	Cash flows from operating activities	889,136	–2,022,791
21.	+	Proceeds from disposal of long-term financial assets	311,085	338,246
22.	+	Proceeds from disposal of tangible fixed assets	2	4
23.	–	Payments to acquire tangible fixed assets	–18	–113
24.	–	Payments to acquire intangible fixed assets	0	–33
25.	=	Cash flows from investing activities	311,069	338,104
26.	=	Cash flows from financing activities	0	0
27.		Net change in cash funds	1,200,205	–1,684,687
28.	+ / –	Effect on cash funds due to exchange rate movements and remeasurements	–437	–3,364
29.	+	Cash funds at beginning of period	3,842,925	5,530,976
30.	=	Cash funds at end of period	5,042,693	3,842,925

The cash flow statement was prepared using the indirect method in accordance with DRS 21. The cash funds reported comprise demand deposits with banks that are payable on demand and do not serve as collateral for financial derivatives, as well as balances with Deutsche Bundesbank.

STATEMENT OF CHANGES IN EQUITY

Statement of changes in equity for the period from 1 January until 31 December 2018

	Balance at 01.01.2018 in € thousand	Appropriation of net income / loss in € thousand	Net income for the year in € thousand	Balance at 31.12.2018 in € thousand
Subscribed capital	200	0	0	200
Capital reserves	1,800	0	0	1,800
Other retained earnings	1,039,281	359,139	0	1,398,420
Net retained profits	359,139	–359,139	114,799	114,799
Equity as defined by German commercial law	1,400,420	0	114,799	1,515,219

Net retained profits from fiscal year 2017 were transferred to retained earnings by decision of the Supervisory Board of FMS Wertmanagement AöR dated 4 April 2018.

STATEMENT OF CHANGES IN EQUITY

Statement of changes in equity for the period from 1 January until 31 December 2017

	Balance at 01.01.2017 in € thousand	Appropriation of net income / loss in € thousand	Net income for the year in € thousand	Balance at 31.12.2017 in € thousand
Subscribed capital	200	0	0	200
Capital reserves	1,800	0	0	1,800
Other retained earnings	725,961	313,320	0	1,039,281
Net retained profits	313,320	–313,320	359,139	359,139
Equity as defined by German commercial law	1,041,281	0	359,139	1,400,420

NOTES

GENERAL INFORMATION

Legal framework

FMS Wertmanagement AöR, Munich (FMS-WM), was founded on 8 July 2010 and recorded in the Commercial Register of the Munich Local Court under number HRA 96076 on 13 September 2010. FMS-WM is domiciled in Munich.

Under agreements dated 29 and 30 September 2010, a portfolio with a nominal value of EUR 175.7 billion, excluding derivatives, was transferred to FMS-WM effective 1 October 2010.

FMS-WM is an organisationally and financially independent winding-up institution under public law with partial legal capacity that may engage in legal transactions in its own name, sue and be sued in court. It is regulated and supervised by the Federal Agency for Financial Market Stabilisation, Frankfurt am Main (FMSA), and the Federal Financial Supervisory Authority, Bonn and Frankfurt am Main (BaFin).

In 2012, FMS-WM established its own service entity, FMS Wertmanagement Service GmbH, Unterschleißheim (FMS-SG), which assumed responsibility for portfolio servicing and the provision of all material services associated with it effective 1 October 2013. FMS-WM retains final decision-making powers and ultimate responsibility for the risk assets under management. The master agreement governing the outsourcing of business processes and services also grants FMS-WM extensive rights to obtain information and perform inspections, enabling the latter to monitor and control the servicing of the risk assets by FMS-SG. FMS-SG operated from three sites in fiscal year 2018 (Unterschleißheim, Dublin and New York).

In addition, IBM Deutschland GmbH, Ehningen (IBM Deutschland) and DATAGROUP Financial IT Services GmbH, Düsseldorf (DG FIS), were engaged to provide essential IT services.

DEPFA BANK plc

Effective 19 December 2014, FMS-WM acquired all shares in DEPFA BANK plc, Dublin (DEPFA BANK plc). With this action, FMS-WM implemented the decision of 13 May 2014 by the inter-ministerial steering committee, which, after considering all options, decided to wind up DEPFA BANK plc and its subsidiaries via FMS-WM.

Accounting principles

These annual financial statements of FMS-WM were prepared in accordance with Section 8a (1) sentence 10 in conjunction with Section 3a (4) of the German Law Establishing a Financial Market Stabilisation Fund (Gesetz zur Errichtung eines Finanzmarktstabilisierungs-fonds – FMStFG) and the supplementary provisions of its Charter pursuant to the provisions of the Handelsgesetzbuch – HGB for large corporations, the supplementary provisions of the HGB for credit institutions and financial services institutions as well as the requirements of the Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungs-institute – RechKredV.

Since FMS-WM is a capital market oriented organisation as defined by Section 264d HGB, it has expanded its annual financial statements to include a statement of changes in equity and a cash flow statement in accordance with Section 264 (1) Sentence 2 HGB. A management report has also been prepared.

Accounting policies

Assets, liabilities as well as prepaid expenses and deferred income are recognised in accordance with Section 246ff. HGB. Assets, liabilities and executory contracts are measured based on the principles of Section 252 ff. HGB in conjunction with Section 340 ff. HGB. Pursuant to Section 2 (1) RechKredV, FMS-WM used Form 1 to structure the balance sheet and Form 3 (vertical presentation format) for the income statement.

FMS-WM took over assets, provisions, liabilities, prepaid expenses and deferred income as well as derivatives effective as at 1 October 2010 for accounting purposes. The transfer of assets is recognised in line with general principles; with respect of the assets taken over as part of the spin-off for absorption (Section 123 (2) No. 1 UmwG) recognition is based on Section 24 UmwG. FMS-WM made use of the option in Section 24 UmwG, which provides for a continuation of the transferring entity’s book values.

Those book values were used if the assets were transferred to FMS-WM under so-called “concentration agreements”. If the transferor prepares its accounting pursuant to the International Financial Reporting Standards (IFRSs), the IFRS book value corresponds to FMS-WM’s acquisition cost. The IFRS book value contains hedge adjustments for loans, advances and securities that were reported in micro valuation units; the hedge adjustments related to securities are reported under the item, Debt instruments, and those for loans under prepaid expenses and deferred income. The hedge adjustments for loans or securities are generally contrasted by the market value of the hedging derivatives transferred. The payments that FMS-WM has received or made for the hedging derivatives are shown under prepaid expenses and deferred income. The hedge adjustments and the recognised items for accrued payments related to derivatives are amortised regularly over the remaining terms to maturity of the corresponding transactions. Expenses and income from such amortisation are reported under interest expense or interest income. Both amortisation and current premium payments related to credit default swap (CDS) exposures are reported under the items, Commission income or Commission expenses.

The fact that the transferring entity’s book value represents the transfer price was to be taken into account as part of the acquisition process. Consequently, the write-downs recognised by the transferring entity were to be taken into account in the determination of the transfer price. The transfer price in turn represented FMS-WM’s acquisition costs.

Loans and advances to banks and loans and advances to customers are generally carried at their nominal value less risk provision as specific and general loan loss provisions. Differences between the nominal value and the cost, which are similar in nature to interest, are accounted for in prepaid expenses and deferred income and recognised in profit or loss under net interest income on a pro-rata basis over the term of the receivable. The proportionate interest calculated at the reporting date is recognised together with the underlying receivable.

On the basis of proposals by the portfolio servicer, analyses by other expert third parties and analyses by FMS-WM itself, specific loan loss provisions and other provisions are recognised for individual risks that have arisen in the lending business. Expected future proceeds from the realisation of collateral were discounted over the realisation period as necessary using a market interest rate with matching maturities.

Latent risks in the lending and securities business are covered by general loan loss provisions set up in line with the requirements of the IDW statement BFA 1/1990 on the recognition of general loan loss provisions. They are calculated based on the expected loss determined by the portfolio servicer, which is modelled for the case in question using several parameters: probability of default, amount of exposure in the event of a default and expected recovery rate in the event of a default.

Collective country valuation allowances are also recognised for loans to borrowers in countries with discernible country risks. They are recognised in accordance with the methods required under German tax law. The countries to be included and the amount of the valuation allowances are determined on the basis of external country ratings that reflect current and expected economic data as well as the overall political situation in the countries in question.

Debt instruments, excluding own issues bought back, are allocated to fixed assets (financial assets) because they are continuously used for operations. These are measured at amortised cost in accordance with Section 253 (1) and (3) HGB. If FMS-WM believes that the assets are permanently impaired, impairment losses are charged in accordance with Section 340e (1) Sentence 1 in conjunction with Sentence 2 HGB. The existence of permanent impairment is determined in the case in question on the basis of information supplied by the portfolio servicer, commissioned expert third parties and through FMS-WM own investigations. The test of whether there is permanent impairment is generally conducted similar to the test for impairment of loan receivables, except that market values representing an additional trigger in the test for impairment of wind-up clusters with a high percentage of securities traded on liquid markets are to be taken into account.

Investment securities that are not permanently impaired are included in the measurement base for calculating the general loan loss provision.

When the reasons for permanent impairment no longer apply, write-ups are charged in accordance with Section 253 (5) Sentence 1 HGB up to a maximum of the amortised cost.

Own debt instruments bought back are allocated to current assets (liquidity reserve). They are measured in accordance with the strict lower-of-cost-or-market principle in accordance with Section 253 (4) HGB.

The fair values of securities and derivatives are determined either based on external rate sources (e. g. via stock exchanges or other providers such as Reuters) or based on market value derived from internal measurement models (mark to model). Fair values of securities are largely determined on the basis of securities prices obtained from external sources. Derivatives are largely measured using specific measurement models, whereby the counterparty risk in the case of unsecured OTC derivatives is taken into account when determining any provisions for expected losses for hedge inefficiencies or for stand-alone derivatives. In the case of provisions for hedge inefficiencies and stand-alone derivatives, the estimation techniques used to determine any excess obligation (standard measurement models such as the discounted cash flow method) factor in market data relevant to the measurement (in particular yield curves and exchange rates) as at the reporting date, the counterparties’ potential probability of default and any collateral.

In the measurement of secured derivatives, future cash flows are discounted on the basis of OIS swap curves.

Securities holdings are measured based on the following measurement hierarchy, which is oriented above all on the availability of plausible external market data:

•	If an (indicative) market price (rate) is available for a liquid market, it is used.

•	If a market price is not available or the market is not sufficiently liquid, the measurement is converted to a proxy measurement based on the available market prices for similar securities.

•	If an appropriate proxy security cannot be identified, the measurement is carried out using the benchmark spreads or estimated spreads determined by the portfolio servicer’s experts.

•	Securities not measured based on market prices, proxies, or spreads (e. g. structured inflation-linked bonds) are measured based on financial mathematical models.

The parameters for internal valuation models (e. g. interest rate curves, volatilities, spreads) are mostly derived from external sources and reviewed by Risk Controlling as to their plausibility and accuracy.

The models used for measuring structured derivatives are initially calibrated on the basis of market data, with the subsequent valuation being based on the resulting model parameters.

Differences that stem from the reporting of securities classified as fixed assets above their fair value based on application of the moderate lower-of-cost-or-market principle are shown separately in the notes.

FMS-WM holds positions in asset-backed securities. These structured financial instruments are not required to be separated; they are carried as a uniform asset and in compliance with IDW RS HFA 22.

Securities repurchase agreements are reported in accordance with the provisions of Section 340b HGB. The securities sold under genuine repurchase agreements are still reported in the balance sheet of FMS-WM. Depending on the transferee, the obligation to repurchase securities sold under repo agreements is presented under the balance sheet item, Liabilities to banks, or the balance sheet item, Liabilities to customers. If securities repurchase agreements were entered into (as buyer) to place excess liquidity on the money market, the resulting receivables are recognised under the balance sheet item, Loans and advances to banks, or the balance sheet item, Loans and advances to customers, depending on the transferor. The specific securities are not presented in FMS-WM’s balance sheet due to the lack of beneficial ownership.

The Shares and other non-fixed-income securities balance sheet item as at 31 December 2018 exclusively contains the hybrid capital bonds acquired in 2015 of DEPFA Funding II LP, London and DEPFA Funding III LP, London. These hybrid capital bonds are recognised at cost. Like fixed assets, all shares in this balance sheet item are measured in accordance with the moderate lower-of-cost-or-market principle.

Shares in affiliated companies and other long-term equity investments are recognised at cost. If impairment is expected to be permanent, write-downs to the lower fair value are recognised.

Tangible fixed assets are recognised at cost less depreciation. The useful life is determined based on the expected wear and tear of the tangible fixed assets.

Intangible assets are recognised at cost less amortisation. The useful life is determined based on factors expected to limit the longevity of the intangible assets.

For the sake of simplicity and in compliance with the tax regulations, assets costing EUR 250.00 or less before VAT are written down in full in the year of acquisition. Assets costing between EUR 250.00 and EUR 1,000.00 before VAT are presented in an omnibus account that is written down over five fiscal years using the straight-line method.

Deferred tax assets and deferred tax liabilities are initially calculated as at 31 December 2018 on temporary differences between the book values of the assets or liabilities and their tax base and measured based on a tax rate of 29.56%. The combined income tax rate comprises corporate income tax, trade tax and the solidarity surcharge. In a general overview, FMS-WM’s deferred tax assets exceed its deferred tax liabilities. The surplus of deferred tax assets at 31 December 2018 mainly stems from temporary differences with respect to loans and advances to banks, loans and advances to customers, debt instruments, as well as provisions for expected losses. Tax loss carryforwards also exist. As in the previous year, FMS-WMS does not make use of the option to recognise the surplus in the balance sheet in accordance with Section 274 (1) Sentence 2 HGB.

Based on the existing control and profit-and-loss transfer agreement dated 16 October 2012, there is a consolidated VAT, corporate income tax and trade tax group with FMS-SG. Consequently, the German tax obligations of FMS-SG are disclosed in FMS-WM’s annual financial statements.

Prepaid expenses include:

•	Expenditures prior to the reporting date where these concern expenses in a certain period of time after the reporting date.

•	Deferrals (discounts) in connection with the issuing business.

•	Deferrals in connection with derivative products. This primarily concerns payments made by FMS-WM for entering into derivatives (positive market values).

•	Accruals of positive differences between the nominal value of receivables and the cost, which are similar in nature to interest.

As a rule, prepaid expenses are amortised on a pro rata basis. To the extent that prepaid expenses were recognised for payments made in connection with the takeover of derivatives and there are serious doubts regarding the derivatives’ validity or the recoverability of the payments from these derivatives, these components of prepaid expenses are derecognised through profit or loss.

Liabilities are carried at their settlement amount. Differences between the issue amount and the settlement amount of the liabilities are posted to deferred income or prepaid expenses and reversed through profit and loss on a pro rata basis.

Provisions for uncertain liabilities and provisions for expected losses from executory contracts are recognised at the settlement amount dictated by prudent business judgement. Provisions with a remaining maturity of more than one year are generally discounted in accordance with Section 253 (2) HGB using the average market interest rate of the past seven fiscal years corresponding to their remaining maturity. The applicable interest rates are published by the Bundesbank. Provisions for expected losses from executory contracts (derivatives) were recognised in the amount of the existing excess of expected obligations over expected benefits. Financial mathematical valuation models are applied to determine the excess obligation especially with regard to derivatives that have a complex structure.

Regardless of future developments, if a fixed excess obligation exists in the relevant market risk factors for a derivative, this is not recognised as a provision for expected losses but instead in other liabilities.

Deferred income includes:

•	Proceeds received prior to the reporting date where these concern income in a certain period of time after the reporting date.

•	Deferrals (premiums) in connection with the issuing business.

•	Deferrals in connection with derivative products. This primarily concerns payments received by FMS-WM for entering into derivatives (negative market values).

•	Deferrals in connection with the lending business (discounts on receivables).

Deferred income is generally amortised on a pro rata basis.

Derivative financial instruments are entered into to hedge interest rate risk in individual hedged items, to manage general interest rate risk and to hedge inflation, counterparty and currency risks.

•

Derivative financial instruments serving to hedge the market risks (basically interest rate risks) of individual hedged items are aggregated into micro valuation units along with the hedged items in accordance with Section 254 HGB.

•

Derivative financial instruments that are used to manage the general interest rate risk are aggregated into an offsetting item with the other transactions in the banking book (securities and loans) that are interest-based and regarded as non interest-induced as well as the financial instruments issued for funding purposes. Prevailing opinion holds that this is not a valuation unit under Section 254 HGB but an accounting practice.

•

Derivatives such as CDS are used to hedge counterparty risks. As a rule, these derivatives are not aggregated with other hedged items in valuation units and are measured in accordance with the general principles of commercial law (in accordance with IDW BFA 1).

•	Derivative financial instruments such as currency and cross currency interest rate swaps are used in connection with the management of foreign currency positions to close open risk positions.

Consistent with the specifications of risk management, documented hedging relationships are entered into at the transaction level (micro valuation units) to hedge market risks. FMS-WM recognises these hedging relationships using the net hedge presentation method (“Ein-frierungsmethode”) in accordance with Section 254 HGB. Where the offsetting changes in value resulting from the hedged risk (especially interest rate risk) are compensated, the changes in value in the hedged item or in the hedging instrument were not recognised. Where the offsetting changes in value resulting from the hedged risk of the hedged item and the hedging instrument are not compensated, the general accounting policies are used for this ineffective portion of the hedging relationship. The term of the hedged item is used as the time horizon. Hedged items may include acquired or issued securities, loan receivables or loan liabilities, and derivatives. In an existing excess obligation, the ineffective portion of the hedge’s hedged risk is recognised as an expense in accordance with the imparity principle pursuant to IDW RS HFA 35 through the recognition of a provision for expected losses. The ineffective portion is computed by comparing the change in value from the hedged risk of the hedged item with the change in value from the hedged risk of the hedging instrument. Excess obligations for unhedged risks are recognised in accordance with the imparity principle through the recognition of a provision for expected losses. Expenses from additions to provisions for expected losses are shown in the net revaluation gain / loss for the lending and securities business.

All hedging relationships were tested for effectiveness. The effectiveness of the hedges was examined primarily on the basis of linear regression or using the critical terms match method.

In addition, FMS-WM holds credit derivatives (e. g. CDS) where it is the guarantor. These credit derivatives are accounted for in accordance with IDW RS BFA 1.

In addition to the necessary and recognised provisions for expected losses for valuation units, the entire interest rate portfolio and / or banking book is evaluated for the existence of an excess obligation. All interest-based financial instruments (“Refinanzierungsverbund”) are included in this evaluation, including those that are designated as valuation units under Section 254 HGB. Additional provisions for expected losses for the excess obligation are only recognised in accordance with IDW RS BFA 3 if an excess obligation existed in this offsetting item. The loss compensation obligation of the Financial Market Stabilisation Fund (FMS or SoFFin) under Section 7 of FMS-WM’s Charter is included in the offsetting item.

Compensation payments received in connection with amendments to credit support annexes in place for derivatives are presented as deferred income and amortised on a pro rata basis. In the reporting period, amortisation had a positive one-off effect on net interest income amounting to EUR 32 million.

Contingent liabilities are disclosed below the line at their nominal amount after deduction of any risk provisions.

Foreign currency items in the balance sheet are translated into the reporting currency (euros) in accordance with the provisions of Section 256a HGB in conjunction with Section 340a (1) and Section 340h HGB and pursuant to the provisions of IDW RS BFA 4. FMS-WM translated its assets and liabilities at the average spot rate prevailing at 31 December 2018 using the respective reference exchange rate of the ECB. Expenses and income arising from the currency translation of on-balance sheet and off-balance sheet transactions denominated in foreign currencies with special coverage in the same currency are presented net in other operating expenses or other operating income. If excess assets result from the translation of off-balance sheet transactions denominated in foreign currencies within the context of special coverage according to Section 340h HGB, these are recognised in other assets. If excess liabilities arise in this way, they are reported as other liabilities. If forward exchange transactions serve to hedge interest-bearing items, the forward rate is split into its two elements (spot rate and swap rate) in order to account for them separately for the purpose of determining the result.

To the extent that derivative financial instruments feature the exchange of principal (swap agreements with an exchange of principal), payments received or payments yet to be made are recognised in other liabilities. Payments made or payments yet to be received are reported in other assets.

Expenses and income were translated into euros at the exchange rate on the transaction date. Expenses and income arising from the currency translation are presented net under other operating expenses or other operating income.

Interest income and interest expense for swaps entered into are presented gross, i. e. not netted, in the income statement.

Negative interest is shown in the income statement in accordance with the transaction underlying the agreement of negative interest: Negative interest contractually agreed for assets reduces interest income, whereas negative interest contractually agreed for liabilities reduces interest expense. For the negative interest thus deducted from interest income and interest expense, an “Of which” item was in each case added to Form 3 provided by the RechKredV and used for the presentation of the income statement (“Of which negative / positive interest deducted”).

FMS-WM avails itself of the option under Section 340f (3) HGB. Accordingly, income and expenses from the measurement of loans, advances and securities allocated to the liquidity reserve may be shown in a single item after offsetting against income and expenses from the measurement and disposal of such transactions. This also includes additions to or reversals of loan loss provisions.

FMS-WM avails itself of the option under Section 340c (2) HGB. Accordingly, expenses from write-downs on long-term equity investments, shares in affiliated companies and securities classified as fixed assets may be offset against the income from additions to such assets and shown in a single expense and income item. Under Section 340c HGB, the expenses and income from transactions involving such assets may also be included. FMS-WM also reports the profit / loss from the sale of securities as well as the profit / loss from the termination of related derivatives transactions in this item.

Significant transactions with DEPFA Group companies

In connection with the mandate received in May 2014 to unwind the DEPFA Group 1 in a way that maximises its value, FMS-WM again acquired additional debt instruments of the DEPFA Group (“DEPFA liabilities”) with a nominal volume of EUR 0.6 billion in fiscal year 2018. The DEPFA liabilities held by FMS-WM therefore amounted to EUR 1.2 billion as at 31 December 2018. Effective 15 November 2018, the hybrid capital bond of DEPFA Funding IV LP, London (DEPFA Funding IV) acquired in fiscal year 2015 was sold to DEPFA Funding IV with a nominal value of around EUR 0.5 billion. A gain of EUR 144 million was realised on the disposal. To refinance this transaction within the DEPFA Group, DEPFA ACS BANK DAC, Dublin (DEPFA ACS) sold assets (“portfolio extension” in fiscal year 2018) with a nominal volume of EUR 0.5 billion to FMS-WM.

1	DEPFA Group: DEPFA BANK plc and its indirect and direct subsidiaries

NOTES TO THE BALANCE SHEET

Assets

Cash reserve

The Cash reserve item shows a credit balance with Deutsche Bundesbank in the amount of EUR 4,869 million (31 December 2017: EUR 3,798 million).

Loans and advances to banks

	31.12.2018 in € million	31.12.2017 in € million
a) Payable on demand	29,886	35,710
b) Other loans and advances	6,142	5,748

Total	36,028	41,458

Of which: to affiliated companies	5,042	4,589
Of which: to other long-term equity investments	0	0

The decline in loans and advances payable on demand is mainly due to a decrease in cash collateral required to be provided for derivative positions. Some of the decrease is attributable to derivatives clearing with Eurex Clearing AG, Eschborn (Eurex Clearing AG). Loans and advances to customers show a corresponding increase.

The rise in other loans and advances is mainly due to the acquisition of additional DEPFA liabilities with a nominal value of EUR 657 million. This rise was partly offset by a EUR 238 million reduction in drawdowns on liquidity facilities by DEPFA BANK plc.

Loans and advances to affiliated companies include loans and advances under liquidity facilities drawn down by a nominal amount of EUR 2,897 million as at 31 December 2018, purchased DEPFA liabilities with a nominal value of EUR 1,166 million, a subordinated (TIER II) loan with a nominal volume of EUR 360 million, loans and advances in connection with cash collateral required to be provided for financial derivatives in the amount of EUR 481 million and interest accruals. Loans and advances to affiliated companies include EUR 3,830 million in loans and advances to DEPFA Bank plc and EUR 1,212 million in loans and advances to DEPFA ACS.

The remaining maturities of the other loans and advances to banks as at 31 December 2018 are as follows:

	31.12.2018 in € million	31.12.2017 in € million
Up to three months	3,497	2,864
More than three months and up to one year	818	1,676
More than one year and up to five years	205	70
More than five years	1,622	1,138

Total	6,142	5,748

The changes in loans and advances to banks with a maturity of up to one year are the result of the changes in DEPFA liquidity facilities. The rise in the reported amount of loans and advances to banks with a maturity of more than one year is attributable to the acquisition of DEPFA liabilities.

Loans and advances to customers

	31.12.2018 in € million	31.12.2017 in € million
Total	13,300	13,108
Of which: to affiliated companies	103	101
Of which: to other long-term equity investments	0	3

The rise in loans and advances to customers is due to an increase in cash collateral payable on demand that was required to be provided for derivative positions as a result of the implementation of derivatives clearing at Eurex Clearing AG (31 December 2018: EUR 1.6 billion; 31 December 2017: EUR 0.0 billion). This was counteracted by scheduled and unscheduled repayments as well as sales of loans in the portfolio to be unwound, mainly in the Public Sector and Commercial Real Estate segments.

The remaining maturities of the loans and advances to customers as at 31 December 2018 are as follows:

	31.12.2018 in € million	31.12.2017 in € million
Payable on demand	1,620	22
Up to three months	111	308
More than three months and up to one year	989	477
More than one year and up to five years	1,674	2,149
More than five years	8,906	10,152

Total	13,300	13,108

As previously, there are no loans and advances with indefinite maturity.

Debt instruments

The Debt instruments item in the balance sheet is broken down as follows:

	31.12.2018 in € million	31.12.2017 in € million
Book value	82,078	89,730
Of which: public-sector issuers	30,600	35,917
Of which: other issuers	34,790	36,098
Of which: own debt instruments	16,688	17,715

Marketable securities	82,078	89,730
Of which: listed	70,163	77,196
Of which: not listed	11,915	12,534

Securities sold under repurchase agreements	18,191	18,710
Securities due in the following year	7,157	7,629

Securities issued by affiliated companies	64	110

Of the marketable securities, securities with a book value of EUR 65,390 million (31 December 2017: EUR 72,015 million) are measured as fixed assets in accordance with the moderate lower-of-cost-or-market principle. Of the marketable securities, securities with a book value of EUR 64 million (31 December 2017: EUR 110 million) were issued by affiliated companies.

In addition, the marketable securities include own debt instruments with a book value of EUR 16,688 million (31 December 2017: EUR 17,715 million), including accrued interest, which are measured using the strict lower-of-cost-or-market principle because they are treated as current assets. The own debt instruments held by FMS-WM serve to manage liquidity and to provide collateral.

The decline in securities of public-sector and other issuers as well as own debt instruments in the reporting period is due to the sale, scheduled repayment and disposal of held-to-maturity securities. The decline was partly offset by currency effects that increase the item and the addition from the portfolio extension carried out in fiscal year 2018 with a nominal value of approximately EUR 500 million. The DEPFA liabilities held decreased by EUR 22 million (nominal value: EUR 18 million) year on year to EUR 64 million (nominal value: EUR 45 million) as at the reporting date.

The deferred write-downs on debt instruments total EUR 2,472 million based on their fair values as at 31 December 2018 (31 December 2017: EUR 1,551 million). Deferred write-downs of debt instruments are based on book values of EUR 31,361 million (31 December 2017: EUR 19,611 million) and fair values of EUR 28,890 million (31 December 2017: EUR 18,060 million) as at 31 December 2018. Where securities carry hidden losses as at the reporting date, FMS-WM assumes that, due to its mostly long-term wind-up strategy and the securities’ expected performance, their fair value will be temporarily less than their book value. Corresponding write-downs were taken if there were any doubts as to collectability.

The book values and the fair values of the securities contained in the banking book, broken down by issuer group, follow from the overview below. The figures include the book values, fair values and interest to be accrued.

	Of which: public-sector issuers	Other issuers
in € million		Of which: banks	Of which: other issuers	Total 31.12.2018	Total 31.12.2017
Book value	30,600	2,579	32,211	65,390	72,015
Fair value	30,784	2,678	37,244	70,706	80,471
Hidden reserves	1,815	165	5,808	7,788	10,007
Hidden losses (deferred write-downs)	1,631	66	775	2,472	1,551
Of which:
Hidden losses ABS				501	413
Of which:
Hidden losses PIIGS countries [1]				1,602	815
of which:
Portugal				30	26
Ireland				3	1
Italy				1,499	716
Spain				70	72

[1]	Issuer’s country of domicile

The hidden losses from ABS as at 31 December 2018 include EUR 110 million in losses attributable to risks related to the PIIGS countries (31 December 2017: EUR 98 million).

The hidden losses and reserves from debt instruments are also exposed in some cases to countervailing effects on derivatives (particularly interest-based derivatives). For more information, see the explanation under Derivative financial instruments.

Shares and other non-fixed-income securities

The Shares and other non-fixed-income securities item in the balance sheet is comprised as follows:

	31.12.2018 in € million	31.12.2017 in € million
Marketable securities	386	697
Of which: listed	0	0
Of which: not listed	386	697

The Shares and other non-fixed-income securities item in the balance sheet shows purchased hybrid capital bonds issued by DEPFA Group companies. The book value shown was EUR 386 million as at 31 December 2018 (31 December 2017: EUR 697 million). The nominal value was EUR 625 million (31 December 2017: EUR 1,125 million). During the fiscal year, FMS-WM sold the hybrid capital bonds issued by DEPFA Funding IV with a nominal value of around EUR 500 million to this entity.

Shares in affiliated companies and other long-term equity investments

None of the other long-term equity investments and shares in affiliated companies held by FMS-WM are marketable.

The Shares in affiliated companies item in the balance sheet is comprised as follows:

	31.12.2018 in € million	31.12.2017 in € million
Book value	493	491
Of which: shares in affiliated companies (banks)	323	323
Of which: shares in affiliated companies (financial services institutions)	50	50

Shares in affiliated companies (banks) relate to DEPFA BANK plc, whereas shares in affiliated companies (financial services institutions) relate to FMS-SG.

Intangible and tangible fixed assets, and financial assets

	Cost			Depreciation / amortization / write-downs				Book value
in € million	Balance 01.01. 2018	Additions 2018	Disposals 2018	Cumulative 01.01. 2018	Current year 2018	Disposals 2018	Cumulative 31.12. 2018	Balance 31.12. 2018	Balance 31.12. 2017
Intangible fixed assets	4.5	0.0	0.0	3.3	0.4	0.0	3.7	0.8	1.2
Tangible fixed assets	1.6	0.0	0.0	1.2	0.1	0.0	1.3	0.3	0.4
Shares in affiliated companies	491			2 [1]				493	491
Bonds and notes	72,015			6,625 [1]				65,390	72,015
Shares and other non-fixed-income securities	697			311 [1]				386	697

[1]	The option to combine items in accordance with Section 34 (3) RechKredV was used

The intangible assets as at 31 December 2018 solely concern software licenses purchased for consideration.

The tangible fixed assets as at 31 December 2018 solely comprise operating and office equipment.

Other assets

Other assets in the amount of EUR 890 million (31 December 2017: EUR 520 million) mainly include currency translation adjustments of EUR 690 million from off-balance sheet transactions denominated in foreign currencies (31 December 2017: EUR 369 million), which are recognised in the context of special coverage under Section 340h HGB. There are also tax assets in the amount of EUR 142 million (31 December 2017: EUR 74 million).

Prepaid expenses

Prepaid expenses are comprised of the following items:

	31.12.2018 in € million	31.12.2017 in € million
Unamortised cost of derivatives	4,903	5,784
Lending business (premium from receivables)	1,695	1,649
Issuing business / loans taken out	64	48
Other	3	3

Total	6,665	7,484

“Unamortised cost of derivatives” results, among other things, from payments made by FMS-WM for the market values of derivatives recognised by the transferors as at the transfer date in 2010. The item also contains unamortised payments made by FMS-WM to acquire interest rate derivatives in connection with the wind-up task related to the DEPFA Group. The decline in the reporting period is mainly attributable to derivatives being closed out and ongoing amortisation.

Prepaid expenses from lending business mainly include the deferred, unamortised payments that FMS-WM made for the hedge adjustments of the hedged items (loan receivables) that were transferred from HRE Group companies 1 in 2010. The increase in the reporting period relates to the acquisition of additional DEPFA liabilities, whereas ongoing amortisation had a partly offsetting effect.

Subordinated assets

The following items on the assets side of the balance sheet contain subordinated assets:

	31.12.2018 in € million	31.12.2017 in € million
Loans and advances to banks	360	360
Debt instruments	36	35
Shares and other non-fixed-income securities	386	697

Total	782	1,092

1	HRE Group: Hypo Real Estate Holding AG, Munich (HRE) and its direct and indirect, domestic and foreign subsidiaries and special purpose entities

Equity and Liabilities

Liabilities to banks

	31.12.2018 in € million	31.12.2017 in € million
a) Payable on demand	618	5,244
b) With agreed maturity or notice period	9,410	10,782

Total	10,028	16,026

Of which: to affiliated companies	191	212
Of which: to other long-term equity investments	0	0

Liabilities to banks payable on demand consist of cash collateral received for derivative positions, including interest accruals, of which EUR 84 million is due to the DEPFA Group (31 December 2017: EUR 925 million, of which EUR 80 million due to the DEPFA Group). As at 31 December 2017, the item also included a demand deposit of EUR 4,319 million.

Liabilities with an agreed maturity or notice period consist mainly of liabilities from repo transactions (as seller), including interest accruals, in the amount of EUR 8,095 million (31 December 2017: EUR 9,195 million). In addition, liabilities from interest accruals on derivatives amounted to EUR 1,209 million (31 December 2017: EUR 1,442 million).

The remaining maturities of the liabilities with agreed maturity or notice period as at 31 December 2018 are as follows:

	31.12.2018 in € million	31.12.2017 in € million
Up to three months	3,923	1,661
More than three months and up to one year	5,389	8,995
More than one year and up to five years	43	43
More than five years	55	83

Total	9,410	10,782

Liabilities to customers

	31.12.2018 in € million	31.12.2017 in € million
a) Payable on demand	148	388
b) With agreed maturity or notice period	13,579	12,501

Total	13,727	12,889

Of which: to affiliated companies	202	87
Of which: to other long-term equity investments	0	0

Liabilities payable on demand consist mainly of cash collateral received for derivative positions in the amount of EUR 148 million (31 December 2017: EUR 388 million).

Liabilities with an agreed maturity or notice period consist mainly of liabilities from repo transactions (as seller), including interest accruals, in the amount of EUR 9,501 million (31 December 2017: EUR 9,274 million). There are also term and time deposits, including interest accruals, in the amount of EUR 2,200 million (31 December 2017: EUR 1,536 million).

The remaining maturities of the liabilities with agreed maturity or notice period as at 31 December 2018 are as follows:

	31.12.2018 in € million	31.12.2017 in € million
Up to three months	9,155	10,253
More than three months and up to one year	2,776	626
More than one year and up to five years	192	180
More than five years	1,456	1,442

Total	13,579	12,501

Securitised liabilities

	31.12.2018 in € million	31.12.2017 in € million
a) Debt instruments issued	72,889	81,437
b) Other securitised liabilities	29,296	26,282

Total	102,185	107,719

Of which: to affiliated companies	2,050	2,050
Of which: to other long-term equity investments	0	0
Amounts due in the following year	55,551	46,298
Of which: Debt instruments issued	26,255	20,016

The securitised liabilities comprise EUR 72,889 million (31 December 2017: EUR 81,437 million) in debt instruments issued including accrued interest and EUR 29,296 million (31 December 2017 1: EUR 26,282 million) in issuing activities (European Commercial Paper) including accrued interest.

Of the debt instruments issued, repurchased own debt instruments including accrued interest amounted to EUR 16,688 million (31 December 2017: EUR 17,715 million).

1	As at 31 December 2017 incl. Certificates of Deposit in the amount of EUR 113 million

The remaining maturities of the other securitised liabilities as at 31 December 2018 are as follows:

	31.12.2018 in € million	31.12.2017 in € million
Up to three months	15,135	16,843
More than three months and up to one year	14,161	9,439
More than one year and up to five years	0	0
More than five years	0	0

Total	29,296	26,282

Other liabilities

Other liabilities mainly include currency translation adjustments of EUR 163 million from off-balance sheet transactions denominated in foreign currencies (31 December 2017: EUR 597 million), which are recognised in the context of special coverage under Section 340h HGB, and liabilities of EUR 213 million from derivatives (31 December 2017: EUR 201 million).

Deferred income

Deferred income is comprised of the following items:

	31.12.2018 in € million	31.12.2017 in € million
Unamortised payments received for derivatives	16,270	17,721
Issuing business / loans taken out	80	151
Lending business (discount on receivables)	30	37
Other	7	6

Total	16,387	17,915

The Unamortised payments received for derivatives item results, among other things, from payments received by FMS-WM for the market values of derivatives recognised by the transferors as at the transfer date in 2010. The item also contains unamortised payments received by FMS-WM to acquire interest rate derivatives in connection with the wind-up task related to the DEPFA Group. The decline in the reporting period is mainly attributable to derivatives being closed out and ongoing amortisation.

Deferred income from the lending business mainly includes deferred payments received by FMS-WM in 2010 for hedge adjustments of the hedged items (receivables) taken over from HRE Group companies. The decrease in the reporting period is attributable to ongoing amortisation.

Provisions

	31.12.2018 in € million	31.12.2017 in € million
Provision for taxes	28	18
Other provisions	437	500
of which provisions for expected losses	417	483

Total	465	518

Provisions for expected losses consist mainly of provisions for expected losses for stand-alone derivatives of EUR 187 million (31 December 2017: EUR 227 million) and for valuation unit ineffectiveness under Section 254 HGB of EUR 118 million (31 December 2017: EUR 136 million).

Equity

Please see the section entitled Statement of changes in equity for notes on the changes in and composition of equity.

Contingent liabilities

FMS-WM reports potential liabilities under guarantees in the amount of EUR 768 million (31 December 2017: EUR 1,184 million). This includes obligations arising from CDSs (with third parties as counterparties) in the amount of EUR 618 million after risk provisions and reported mainly as financial guarantees (31 December 2017: EUR 836 million), “transfers via guarantee” in the amount of EUR 43 million (31 December 2017: EUR 93 million) and guarantees extended to affiliated companies in the amount of EUR 50 million (31 December 2017: EUR 209 million).

In the case of the risk positions “transferred via guarantee”, the assets guaranteed continue to be accounted for by the transferring company. The guarantees are designed as abstract, directly enforceable, irrevocable and unconditional guarantees.

Other obligations

Irrevocable loan commitments of EUR 3,526 million (31 December 2017: EUR 3,890 million) include undrawn liquidity facilities in the amount of EUR 2,520 million (31 December 2017: EUR 2,644 million), of which EUR 2,465 million (31 December 2017: EUR 2,547 million) relates to DEPFA BANK plc.

In connection with the agreement on the “Ersatzdeckungslösung” (substitute cover solution), FMS-WM pledged to Deutsche Pfandbriefbank AG, Munich (pbb) to pay out up to EUR 2,995 million to pbb on request. According to the payment plan, this obligation decreased to EUR 972 million as at 31 December 2018 (31 December 2017: EUR 1,198 million). The “Ersatzdeckungslösung” (substitute cover solution) is included in the irrevocable loan commitments. A disbursement would equally give rise to a claim of FMS-WM against pbb. In this respect, FMS-WM is exposed to a default risk vis-à-vis the counterparty pbb.

Other financial obligations

Some of the outsourced services (inter alia FMS-SG, IBM Deutschland and DG FIS) are subject to long-term agreements, giving rise to other financial obligations on the part of FMS-WM. These agreements have fixed and variable performance components. A contractual volume of over EUR 100 million per year, of which an average of around 65% is attributable to FMS-SG, is expected for the next three years.

Assets pledged as collateral

Apart from the securities sold under repurchase agreements as at 31 December 2018 (see the description under debt instruments) in the amount of EUR 18,191 million (31 December 2017: EUR 18,710 million), there are no other assets pledged as collateral for liabilities or contingent liabilities of FMS-WM.

Loans and advances to banks include an amount of EUR 118 million (31 December 2017: EUR 107 million) that has been pledged to a customer as contractually agreed.

Derivative financial instruments

FMS-WM mainly holds OTC derivatives not held for trading. The market values of the derivatives are determined by means of standard measurement models based on the measurement parameters available in the market.

The table below shows the breakdown of FMS-WM’s interest-based and currency-based derivatives and the total return swaps:

	Nominal values

	Remaining maturities, 31.12.2018			Total	Total
in € million	< 1 year	1 – 5 years	> 5 years	31.12.2018	31.12.2017
Interest-based transactions	37,954	48,313	80,742	167,009	172,828
Total return swaps	0	0	4,278	4,278	4,041
Currency-based transactions	19,601	3,872	4,135	27,608	30,898
Of which: forward exchange transactions	16,105	0	0	16,105	17,161
Of which: cross currency swaps	3,496	3,872	4,135	11,503	13,737

Total	57,555	52,185	89,155	198,895	207,767

	Fair values
	31.12.2018		31.12.2017
in € million	Positive	Negative	Positive	Negative
Interest-based transactions	6,958	–41,772	7,906	–45,430
Total return swaps	1,126	–1,144	1,048	–1,191
Currency-based transactions	1,162	–605	949	–1,133
Of which: forward exchange transactions	296	–32	3	–327
Of which: cross currency swaps	866	–573	946	–806

Total	9,246	–43,521	9,903	–47,754

The book value of these derivatives reported in the prepaid expenses / deferred income item (net amount of the book values recognised in assets and liabilities) totalled EUR –11,359 million as at 31 December 2018 (31 December 2017: EUR –11,930 million). The net book value of these derivatives in the amount of EUR 354 million is reported in the Other assets / Other liabilities item (31 December 2017: EUR –371 million).

The table below shows the breakdown of FMS-WM’s credit derivatives:

	31.12.2018		31.12.2017
in € million	Nominal values	Fair values	Nominal values	Fair values
Secured party credit default swaps (CDS)	218	55	267	65
Guarantor credit default swaps (CDS)	662	–45	877	–33

Total	880	10	1,144	32

The table shows the credit derivatives vis-à-vis third parties, with the derivatives where FMS-WM is the guarantor being reported under contingent liabilities in the amount of EUR 618 million after risk provisions (31 December 2017: EUR 836 million). The book values of those derivatives are recognised in prepaid expenses and deferred income. As at 31 December 2018, the book values recognised as assets and liabilities netted to EUR –8 million (31 December 2017: EUR –6 million).

Valuation units

In accordance with Section 254 HGB, FMS-WM aggregates hedged items and hedging instruments into valuation units. FMS-WM utilises the net valuation unit presentation method to account for the valuation units. In particular, the hedged risk concerns the interest rate-induced risk of changes in value (interest rate risk).

Overall, this nominal value of these hedged items is comprised as follows:

Nominal values of the hedged items	31.12.2018 in € million	31.12.2017 in € million
Assets	41,690	46,535
Liabilities	50,380	56,021
Derivatives	9,685	9,662

Total	101,755	112,218

Furthermore, hedged items with a nominal value of EUR 4,308 million (31 December 2017: EUR 4,064 million) were combined with total return swaps pursuant to IDW RS BFA 1.

The following overviews contain the nominal values, broken down by their maturities, of assets, liabilities and derivatives that are designated as hedged items in valuation units as at 31 December 2018 and whose countervailing changes in value or cash flows can be expected to balance in the future.

Assets	31.12.2018 in € million	31.12.2017 in € million
Up to three months	131	228
More than three months and up to one year	1,264	763
More than one year and up to five years	4,534	5,391
More than five years	35,761	40,153

Assets	41,690	46,535

Liabilities	31.12.2018 in € million	31.12.2017 in € million
Up to three months	6,836	2,030
More than three months and up to one year	8,257	9,124
More than one year and up to five years	33,046	42,504
More than five years	2,241	2,363

Liabilities	50,380	56,021

Derivatives	31.12.2018 in € million	31.12.2017 in € million
Up to three months	193	7
More than three months and up to one year	105	139
More than one year and up to five years	2,536	2,708
More than five years	6,851	6,808

Derivatives	9,685	9,662

The net hedge presentation method does not require presentation of the positive and negative changes in value (expenses and income) of the hedged risk in a micro valuation unit. Were the gross hedge presentation method to be applied, cumulative expenses and income of EUR 23,396 million (31 December 2017: EUR 26,172 million) would arise on the basis of the current measurements.

The interest rate risk-related changes in the value of the hedged items and hedging instruments arising from valuation units with negative ineffectiveness (interest rate risk hedge) can be seen in the following overview:

31.12.2018 in € million	Negative change in value (absolute figure)	Positive change in value (absolute figure)
Hedged items	956	12,771
Hedging instruments	12,859	926

Total	13,815	13,697

Of which: not recognised	13,697	0
Of which: recognised as a provision for expected losses	118	0

Foreign-currency items

Total assets in foreign currencies are EUR 59,057 million (31 December 2017: EUR 62,156 million). Liabilities in foreign currencies at year-end are EUR 69,708 million (31 December 2017: EUR 74,412 million).

NOTES TO THE INCOME STATEMENT

Net interest income

	01.01. – 31.12.2018 in € million	01.01. – 31.12.2017 in € million
Interest income	6,522	6,818
Lending and money market transactions
Of which: negative interest deducted € 658 million (previous year: € 486 million)	4,515	4,661
Fixed income securities and registered government debt	2,007	2,157

Interest expenses	6,174	6,298
Lending and money market transactions
Of which: positive interest deducted € 635 million (previous year: € 464 million)	4,667	4,753
Securitised liabilities	734	740
Loans taken out	47	44
Other	726	761

Total	348	520

Net interest income declined by EUR 172 million to EUR 348 million in the fiscal year (previous year: EUR 520 million). Net interest income includes one-off effects in the amount of EUR 32 million (previous year: EUR 154 million) in connection with compensation payments received for contractual adjustments to existing credit support annexes for derivatives. The year-on-year decrease in net interest income adjusted for one-off effects is attributable to the reduced volume of the portfolio.

Interest income includes EUR 4,216 million (previous year: EUR 4,332 million) in interest from derivative financial instruments and EUR 658 million (previous year: EUR 486 million) in negative interest on assets (reduction of interest income). Derivative financial instruments account for EUR 4,628 million (previous year: EUR 4,757 million) and negative interest on liabilities for EUR 635 million (previous year: EUR 464 million) of interest expense (reduction of interest expense).

The Other item under interest expenses mainly includes amortisation of differences in cases where the cost of securities exceeds their nominal value.

As previously, Western Europe and the United States account for most of the interest income.

Current income from shares in affiliated companies and

other long-term equity investments

	01.01. – 31.12.2018 in € million	01.01. – 31.12.2017 in € million
Current income from
Other long-term equity investments	0	1
Shares in affiliated companies	0	192

Total	0	193

Current income from shares in affiliated companies in the previous year result exclusively from a payment made by Hypo Real Estate Capital Corp., New York.

Income from profit transfer

In the fiscal year, FMS-WM generated net income for the year of EUR 2.5 million from the existing profit transfer agreement with FMS-SG (previous year: EUR 4.8 million).

Net commission income

	01.01. – 31.12.2018 in € million	01.01. – 31.12.2017 in € million
Commission income	16	33
Derivatives business	10	17
Lending business	6	16
Commission expenses	12	20
Securities and issuing business	6	12
Derivatives business	5	7
Other	1	1

Total	4	13

The decline in net commission income is mainly due to the unwinding of the portfolio and the resulting decrease in commission income from the lending and derivatives business.

Commission income and expenses from derivatives business mainly include income and expenses from credit derivatives (CDS).

Other operating income and expenses

Other operating income of EUR 15 million (previous year: EUR 69 million) mainly includes income of EUR 4 million (previous year: EUR 0 million) from services provided by FMS-WM to affiliated companies, reversals of provisions of EUR 2 million (previous year: EUR 14 million) and income from foreign currency translation of EUR 2 million (previous year: EUR 48 million). Other operating expenses of EUR 6 million (previous year: EUR 15 million) mainly include portfolio-related costs and transaction costs.

General and administrative expenses

	01.01. –31.12.2018 in € million	01.01. –31.12.2017 in € million
Personnel expenses	19	20
Other administrative expenses	125	133

Total	144	153

Administrative expenses mainly result from expenses incurred in the context of service outsourcing (servicing of the portfolio assets, administrative and back office activities, IT services, and accounting services).

Personnel expenses for the staff employed by FMS-WM in fiscal year 2018 amount to EUR 19 million (previous year: EUR 20 million).

Including all service providers employed, expenses for servicing the portfolio decreased by EUR 8 million to EUR 100 million (previous year: EUR 108 million). The decline in expenses is mainly due to lower personnel, legal and consulting costs at FMS-SG as a result of the unwinding of the portfolio. Other administrative expenses again amounted to EUR 25 million in fiscal year 2018 (previous year: EUR 25 million).

Depreciation, amortisation and write-downs

of intangible and tangible fixed assets

Depreciation and amortisation of intangible and tangible fixed assets amounts to EUR 574 thousand (previous year: EUR 897 thousand).

Income from reversals of write-downs of receivables and

certain securities and from the reversal of loan loss provisions

The following income and expenses are reported in this item:

	01.01. – 31.12.2018 in € million	01.01. – 31.12.2017 in € million
Net revaluation gain / loss in the lending business	311	–159
Net revaluation gain / loss from securities classified as current assets	–1	0

Total	310	–159

This item shows a net revaluation gain of EUR 310 million for fiscal year 2018. This result is mainly due to the reversal of valuation measures to cover acute and latent credit risks.

Write-downs of and valuation allowances on shares in affiliated companies,

other long-term equity investments and securities classified as fixed assets

The following income and expenses were recognised in this item:

	01.01. –31.12.2018 in € million	01.01. –31.12.2017 in € million
Net revaluation gain / loss from securities	–78	–115
Net revaluation gain / loss from derivatives	49	53
Net gain / loss on sale of securities incl. net gain / loss from derivatives	–386	–64
Other income / expenses	0	83

Total	–415	–43

The net revaluation loss on securities resulted mainly from net additions to specific loan loss provisions, partly offset by net reversals of country risk provisions and general loan loss provisions.

The net revaluation gain on derivatives includes reversals of provisions for expected losses for stand-alone derivatives in the amount of EUR 33 million and for valuation unit ineffectiveness under Section 254 HGB in the amount of EUR 16 million.

The net gain /loss on sale of securities incl. net gain /loss from derivatives is due predominantly to expenses in connection with reducing the complexity of parts of the portfolio and scaling back concentrations of risk, mainly in relation to government bonds. A gain of EUR 144 million was realised on the disposal of the DEPFA Funding IV hybrid capital bond.

The other income in the previous year resulted from a write-up of the book value of the DEPFA BANK plc equity investment.

Taxes on income

Taxes on income are attributable to corporate income tax, the solidarity surcharge, trade tax and Italian income taxes. Of the income of EUR 682 thousand reported under this item in the fiscal year, EUR 546 thousand resulted from current tax expense for the Italian branch and EUR 1,228 thousand from tax income for previous years.

OTHER DISCLOSURES

Auditor’s fee

The auditor’s fee recognised during the fiscal year in the amount of EUR 1.9 million (previous year: EUR 2.5 million) is comprised as follows:

	01.01. –31.12.2018 in € million	01.01. – 31.12.2017 in € million
Audit services	1.8	2.3
Other assurance services	0.1	0.2
Tax advisory services	0.0	0.0
Other services	0.0	0.0

Total	1.9	2.5

Auditing services relate to the audit of these annual financial statements and the review of the half-yearly financial statements for the period ended 30 June 2018.

Other assurance services concern the preparation of comfort letters in connection with FMS-WM’s issuance activities.

Of the total expenses recognised in the reporting year, EUR 0.0 million (previous year: EUR 0.0 million) are related to the previous year (of this amount, EUR 0.0 million (previous year: EUR 0.0 million) concern auditing services).

Of the expenses recognised in the reporting year, EUR 29 thousand (previous year: EUR 0 thousand) concern tax advisory services.

Proposal for the appropriation of net income / loss

In accordance with Section 13 of the Charter, the Executive Board proposes to the Supervisory Board that the net income for fiscal year 2018 be allocated to retained earnings.

Shareholdings

The following overview shows the shareholdings of FMS-WM, each of which is based on the company’s most recent annual financial statements.

Shares in affiliated companies at 31 December 2018:

Name and registered office	Share in capital	Of which: indirectly	Equity in thousand		Result in thousand		Currency [12]
DEPFA ACS BANK DAC, Dublin	100.00%	100.00%	791,177	[3]	69,562	[4]	EUR
DEPFA BANK plc, Dublin	100.00%		590,992	[3]	–12,018	[4]	EUR
DEPFA Finance N.V., Amsterdam	100.00%	100.00%	8,468	[3]	–13,240	[4]	EUR
DEPFA Funding II LP, London	100.00%	100.00%	3,611	[3,8]	25,856	[4]	EUR
DEPFA Funding III LP, London	100.00%	100.00%	37,350	[3,9]	1,961	[4]	EUR
DEPFA Hold Six, Dublin	100.00%	100.00%	–1	[3]	0	[4]	USD
DEPFA Ireland Holding Ltd, Dublin	100.00%	100.00%	–6,972	[3]	–12	[2]	EUR
DEPFA Pfandbrief Bank International S.A., Luxembourg	100.00%	100.00%	84,900	[3]	–10,100	[4]	EUR
Flint Nominees Ltd., London	100.00%		52,346	[5]	115	[6]	GBP
FMS Wertmanagement Service GmbH, Unterschleißheim	100.00%		50,000	[1]	0	[2,7]	EUR
Hypo Property Investment (1992) Ltd., London	100.00%	100.00%	1	[5]	0	[6]	GBP
Hypo Property Investment Ltd., London	100.00%	100.00%	292	[5]	1	[6]	GBP
Hypo Property Services Ltd., London	100.00%	100.00%	116	[5]	0	[6]	GBP
Hypo Real Estate Capital Corp., New York	100.00%		52,174	[5]	23,843	[6]	USD
Upgrade 1 LLC, Wilmington / Delaware	100.00%	100.00%	813	[5]	13	[6]	USD
WH-Erste Grundstücks Verwaltungs GmbH, Munich	100.00%		59	[5]	–11	[6]	EUR
WH-Zweite Grundstücks Verwaltungs GmbH, Munich	100.00%	100.00%	33	[5]	–5	[6]	EUR
WH-Erste Grundstücks GmbH & Co. KG, Munich	93.98%		102,433	[5]	627	[6]	EUR
WH-Zweite Grundstücks GmbH & Co. KG, Munich [11]	100.00%	100.00%	61,205	[5]	–6	[6]	EUR

Other long-term equity investments at 31 December 2018:

Name and registered office	Share in capital	Of which: indirectly	Equity in thousand		Result in thousand		Currency
Inula Grundstücks Verwaltungsgesellschaft mbH & Co. KG, Grünwald 10	10.00%		26	[5]	19,316	[6]	EUR

1	31 December 2018
2	2018
3	31 December 2018, preliminary
4	2018, preliminary
5	31 December 2017
6	2017
7	After profit transfer
8	Not including EUR 402,902 thousand in quasi-equity bonds
9	Not including EUR 250,201 thousand in quasi-equity bonds
10	In liquidation
11	With effect from 11.02.2019, the entity merged with WH-Erste Grundstücks GmbH & Co KG by way of accrual.
12	Exchange rates at 31.12.2018: 1 EUR = 0.89453 GBP
1 EUR = 1.145 USD

Corporate bodies of FMS Wertmanagement

Members of the Executive Board

Stephan Winkelmeier, CEO, Spokesman of the Executive Board

Frank Hellwig, COO

Christoph Müller CRO / CFO

Members of the Supervisory Board

Jan Bettink

Chairman of the Supervisory Board

Bankkaufmann (training as a banker)

Dr. Jutta Dönges

Deputy Chairwoman of the Supervisory Board

Managing Director of Bundesrepublik Deutschland – Finanzagentur GmbH

Rita Geyermann

Deputy Chairwoman of the Supervisory Board

Director, Head of Asset Management at KfW Bankengruppe

Dr. Axel Berger

Auditor and tax adviser

Dr. Tammo Diemer

Managing Director of Bundesrepublik Deutschland – Finanzagentur GmbH

Birgit Dietl-Benzin

Chief Risk Officer, Member of the Management Board of UBS Europe SE

Michaela Maria Eder von Grafenstein

Member of the Executive Committee of the Aquila Group

Spokesperson of Kapitalverwaltungsgesellschaft Aquila Capital Investmentgesellschaft

Ingo Mandt

Bankkaufmann (training as a banker)

Loans to members of the corporate bodies

At the reporting date, there were no claims in respect of incumbent members of the corporate bodies arising from loans or advances.

Remuneration of the corporate bodies

The members of FMS-WM’s Executive Board were paid remuneration of EUR 1,336 thousand for fiscal year 2018 (previous year: EUR 1,371 thousand). They were also paid benefits in kind of EUR 40 thousand (previous year: EUR 34 thousand). In addition, a total of EUR 150 thousand (previous year: EUR 415 thousand) were expended in the reporting period for the pension plans applicable to the members of the Executive Board.

Total remuneration of EUR 180 thousand was paid to the members of FMS-WM’s Supervisory Board for 2018 (previous year: EUR 160 thousand).

Annual average number of employees

At 31 December 2018, FMS-WM had 112 employees (31 December 2017: 121). The average number of employees in fiscal year 2018 was:

	Women	Men	Total
Employees	38	75	113

Seats held by Executive Board members

In fiscal year 2018, the members of the Executive Board of FMS-WM held the following seats on a supervisory board or other supervisory bodies of large corporations in accordance with Section 340a (4) No. 1 HGB in conjunction with Section 267 (3) HGB.

Members of the Executive Board:

•	Stephan Winkelmeier:

Member of the Supervisory Board of Bayerische Landesbank, Munich.

Non-executive member of the Board of Directors of DEPFA BANK plc (Chairman), Dublin, (Group office held)

•	Frank Hellwig:

Non-executive member of the Board of Directors of DEPFA BANK plc, Dublin, and of DEPFA ACS BANK DAC, Dublin, (Group offices held)

•	Christoph Müller:

Non-executive member of the Board of Directors of DEPFA BANK plc, Dublin; DEPFA ACS BANK DAC, Dublin; and DEPFA Pfandbrief Bank International S.A., Luxembourg (Chairman), (Group offices held)

REPORT ON POST-BALANCE SHEET DATE EVENTS

There were no reportable events after the balance sheet date.

RESPONSIBILITY STATEMENT

IN ACCORDANCE WITH SECTION 264 (2) SENTENCE 3 HGB

AND SECTION 289 (1) SENTENCE 5 HGB

To the best of our knowledge, and in accordance with the applicable reporting principles, the annual financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of FMS-WM, and the management report includes a fair review of the development and performance of the business and the position of FMS-WM, together with a description of the material opportunities and risks associated with the expected development of FMS-WM.

Munich, 19 March 2019

FMS Wertmanagement

The Executive Board

Stephan Winkelmeier	Christoph Müller	Frank Hellwig

INDEPENDENT

AUDITOR’S REPORT

To FMS Wertmanagement AöR, Munich

REPORT ON THE AUDIT OF THE

ANNUAL FINANCIAL STATEMENTS AND

OF THE MANAGEMENT REPORT

Audit Opinions

We have audited the annual financial statements of FMS Wertmanagement AöR, Munich, which comprise the balance sheet as at 31 December 2018, the statement of profit and loss, cash flow statement and statement of changes in equity for the financial year from 1 January to 31 December 2018 and notes to the financial statements, including the presentation of the recognition and measurement policies. In addition, we have audited the management report of FMS Wertmanagement AöR for the financial year from 1 January to 31 December 2018.

In our opinion, on the basis of the knowledge obtained in the audit,

•

the accompanying annual financial statements comply, in all material respects, with the requirements of German commercial law and give a true and fair view of the assets, liabilities and financial position of the Company as at 31 December 2018 and of its financial performance for the financial year from 1 January to 31 December 2018 in compliance with German Legally Required Accounting Principles, and

•

the accompanying management report as a whole provides an appropriate view of the Company’s position. In all material respects, this management report is consistent with the annual financial statements, complies with German legal requirements and appropriately presents the opportunities and risks of future development.

Pursuant to § [Article] 322 Abs. [paragraph] 3 Satz [sentence] 1 HGB [Handelsgesetzbuch: German Commercial Code], we declare that our audit has not led to any reservations relating to the legal compliance of the annual financial statements and of the management report.

Basis for the Audit Opinions

We conducted our audit of the annual financial statements and of the management report in accordance with § 317 HGB and the EU Audit Regulation (No. 537/2014, referred to subsequently as “EU Audit Regulation”) in compliance with German Generally Accepted Standards for Financial Statement Audits promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Our responsibilities under those requirements and principles are further described in the “Auditor’s Responsibilities for the Audit of the Annual Financial Statements and of the Management Report” section of our auditor’s report. We are independent of the Company in accordance with the requirements of European law and German commercial and professional law, and we have fulfilled our other German professional responsibilities in accordance with these requirements. In addition, in accordance with Article 10 (2) point (f) of the EU Audit Regulation, we declare that we have not provided non-audit services prohibited under Article 5 (1) of the EU Audit Regulation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions on the annual financial statements and on the management report.

Key Audit Matters in the Audit of the Annual Financial Statements

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the annual financial statements for the financial year from 1 January to 31 December 2018. These matters were addressed in the context of our audit of the annual financial statements as a whole, and in forming our audit opinion thereon; we do not provide a separate audit opinion on these matters.

In our view, the matters of most significance in our audit were as follows:

➊	Adequacy of loan loss provisions in the customer lending business

➋	Model-based valuated financial instruments (securities and derivatives)

➌	Valuation of shares in DEPFA BANK plc

Our presentation of these key audit matters has been structured in each case as follows:

①	Matter and issue

②	Audit approach and findings

③	Reference to further information

Hereinafter we present the key audit matters:

➊	Adequacy of loan loss provisions in the customer lending business

①

The customer lending business of FMS-WM comprises loans and advances to customers, liabilities from guarantees and indemnity agreements as well as irrevocable loan commitments. In the annual financial statements of FMS-WM, receivables from customers amounting to € 13.3 billion, liabilities from guarantees and indemnity agreements amounting to € 0.8 billion and irrevocable loan commitments amounting to € 3.5 billion are reported. In the 2018 financial year, revenue of € 0.3 billion was recognized from the write-up of loans and advances and certain securities and from the reversal of provisions in the lending business. The assessment of provisions for losses on loans and advances to customers is determined in particular by the estimates of the legal representatives with regard to future loan defaults, the structure and quality of the loan portfolio and macroeconomic factors. The amount of the specific loan loss provisions on loans and advances to customers corresponds to the difference between the loan amounts still outstanding and the lower carrying amount on the balance sheet date. The amount of the provisions for contingent liabilities is based on the risk of utilization. Existing collateral is taken into account. For latent default risks, general loan loss provisions are booked based on the expected loss, which is determined based on statistical data. The loan loss provisions in the customer lending business are of great importance for the true and fair view of assets and liabilities and financial performance of FMS-WM on the one hand and on the other hand involve considerable scope of discretion for the legal representatives. In addition, the valuation parameters applied, which are subject to significant uncertainties, have a significant influence on the assessment of loan loss provisions. Against this background, this matter was of particular importance in the context of our audit.

②

As part of our audit, we first assessed the appropriateness of the design of the controls in the relevant internal control system of FMS-WM and tested the operating effectiveness of the controls. We have taken into account the business organization, the IT systems and the relevant valuation models. In addition, we assessed the valuation in the customer lending business, including the appropriateness of estimated values, on the basis of random samples of credit exposures. When selecting the credit exposures to be reviewed, we also considered off-balance sheet risk positions. Among other things, we reviewed the available documents of FMS-WM with regard to the economic circumstances and the recoverability of the corresponding collateral. In the case of property collateral for which FMS-WM has submitted valuations to us, we have obtained an understanding of the underlying source data, the valuation parameters applied and the assumptions made, have critically evaluated these and assessed whether they lie within a reasonable range. Furthermore, we have assessed the calculation methods applied by FMS-WM as well as the underlying assumptions and parameters in order to assess the risk provisions determined. On the basis of the audit procedures we performed, we satisfied ourselves overall of the appropriateness of the assumptions made by the legal representatives when reviewing the recoverability of the loan portfolio and of the appropriateness and effectiveness of the processes implemented by FMS-WM.

③	The information provided by FMS-WM on customer lending business is contained in the sections “Accounting policies” and “Notes to the balance sheet” of the Notes.

➋	Model-based valuated financial instruments (securities and derivatives)

①

For the purposes of accounting or presentation in the notes, FMS-WM determines the fair value for its financial instruments. If no active market or observable prices of comparable instruments are available, the fair value is determined using the own valuation models of FMS-WM. Bonds and other fixed-income securities amounted to € 82.1 billion at the balance sheet date. Of this amount, € 11.9 billion relates to unlisted bonds and other fixed-income securities for which no observable market prices are available and whose fair values are determined based on our own valuation models. At the balance sheet date, derivatives of € 199.8 billion (nominal value), € 9.3 billion (positive fair value) and € 43.6 billion (negative fair value) were held. These consist exclusively of unlisted OTC derivatives, the fair value of which is determined using the own valuation models of FMS-WM. The key parameters of the valuation models used by FMS-WM are based on estimates that involve uncertainties and scope of discretion. As a result, there are increased valuation uncertainties and valuation ranges for the fair values of these financial instruments. This applies in particular to complex financial instruments and the use of unobservable measurement parameters. Against this background and due to the potential effects of the existing valuation uncertainties on the annual financial statements, the determination of the fair value of model-valued securities and derivatives was of particular importance in the context of our audit.

②

As part of our audit, we analyzed in particular the model-valued securities and derivatives, with the focus on positions with increased valuation uncertainties. With the involvement of our internal valuation specialists, we assessed the adequacy of the valuation models used, the adequacy of the data supply procedures and the adequacy and operating effectiveness of the relevant controls of the internal control system of FMS-WM for the valuation of the securities and derivatives concerned. The scope of these controls is the independent verification of the price sources and valuation parameters used and the independent validation of the valuation models. In addition, we carried out an own, independent and risk-oriented revaluation for selected illiquid financial instruments as of the balance sheet date and compared the results with the values determined by FMS-WM. The fair values of securities and derivatives determined based on the valuation methods and assumptions applied by the legal representatives are within reasonable ranges in our opinion.

③

The information provided by FMS-WM on the model-based valuation of financial instruments (securities and derivatives) is contained in the sections “Accounting Policies” and “Notes to the Balance Sheet” of the Notes.

➌	Valuation of shares in DEPFA BANK plc

①

In the annual financial statements of FMS-WM, investments of € 493.2 million are shown under the balance sheet item “Shares in affiliated companies”, of which € 323.3 million are attributable to the shares in DEPFA BANK plc, Dublin. The valuation of shares in affiliated companies under German commercial law is based on the acquisition costs and the lower fair value. The fair value of the investment in DEPFA BANK plc is calculated using the discounted cash flow model as the present value of the expected future cash flows resulting from the operational planning prepared by the legal representatives. Expectations about future market developments and assumptions about the development of macroeconomic factors are also taken into account. Discounting is based on the individually determined cost of capital. Based on the values determined and further documentation, there was no need for any write-downs in the financial year. The result of this valuation depends largely on how the legal representatives estimate the future cash flows, as well as on the discount rates and growth rates used in each case. The valuation is therefore subject to significant uncertainties. Against this background and due to the high complexity of the valuation, this matter was of particular importance in the context of our audit.

②

As part of our audit, we have, among other things, reviewed the valuation methodologies used. In particular, we assessed whether the fair value of the investment in DEPFA BANK plc was properly determined using a discounted cash flow model in accordance with the relevant valuation standards. In doing so, we relied, among other things, on a comparison with general and industry-specific market expectations and on extensive explanations by the legal representatives on the key value drivers underlying the expected cash flows. With the knowledge that even relatively minor changes in the discount rate used can have a significant impact on the amount of the enterprise value determined in this way, we have intensively examined the parameters used to determine the discount rate used and comprehended the calculation. In our opinion, the valuation parameters and underlying valuation assumptions applied by the legal representatives, taking into account the available information, are generally suitable for carrying out a proper valuation of the investment in DEPFA BANK plc.

③

The information of FMS-WM on shares in affiliated companies is contained in the “Accounting and valuation methods” and the “Notes to the balance sheet” of the notes as well as in the explanations on investment risk in the management report.

Other Information

The executive directors are responsible for the other information. The other information comprises the annual report – excluding cross-references to external information – with the exception of the audited annual financial statements, the audited management report and our auditor’s report.

Our audit opinions on the annual financial statements and on the management report do not cover the other information, and consequently we do not express an audit opinion or any other form of assurance conclusion thereon.

In connection with our audit, our responsibility is to read the other information and, in so doing, to consider whether the other information

•	is materially inconsistent with the annual financial statements, with the management report or our knowledge obtained in the audit, or

•	otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Executive Directors and the Supervisory Board

for the Annual Financial Statements and the Management Report

The executive directors are responsible for the preparation of the annual financial statements that comply, in all material respects, with the requirements of German commercial law, and that the annual financial statements give a true and fair view of the assets, liabilities, financial position and financial performance of the Company in compliance with German Legally Required Accounting Principles. In addition, the executive directors are responsible for such internal control as they, in accordance with German Legally Required Accounting Principles, have determined necessary to enable the preparation of annual financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the annual financial statements, the executive directors are responsible for assessing the Company’s ability to continue as a going concern. They also have the responsibility for disclosing, as applicable, matters related to going concern. In addition, they are responsible for financial reporting based on the going concern basis of accounting, provided no actual or legal circumstances conflict therewith.

Furthermore, the executive directors are responsible for the preparation of the management report that as a whole provides an appropriate view of the Company’s position and is, in all material respects, consistent with the annual financial statements, complies with German legal requirements, and appropriately presents the opportunities and risks of future development. In addition, the executive directors are responsible for such arrangements and measures (systems) as they have considered necessary to enable the preparation of a management report that is in accordance with the applicable German legal requirements, and to be able to provide sufficient appropriate evidence for the assertions in the management report.

The supervisory board is responsible for overseeing the Company’s financial reporting process for the preparation of the annual financial statements and of the management report.

Auditor’s Responsibilities for the Audit of the

Annual Financial Statements and of the Management Report

Our objectives are to obtain reasonable assurance about whether the annual financial statements as a whole are free from material misstatement, whether due to fraud or error, and whether the management report as a whole provides an appropriate view of the Company’s position and, in all material respects, is consistent with the annual financial statements and the knowledge obtained in the audit, complies with the German legal requirements and appropriately presents the opportunities and risks of future development, as well as to issue an auditor’s report that includes our audit opinions on the annual financial statements and on the management report.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with § 317 HGB and the EU Audit Regulation and in compliance with German Generally Accepted Standards for Financial Statement Audits promulgated by the Institut der Wirtschaftsprüfer (IDW) will always detect a material misstatement. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual financial statements and this management report.

We exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the annual financial statements and of the management report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our audit opinions. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

•

Obtain an understanding of internal control relevant to the audit of the annual financial statements and of arrangements and measures (systems) relevant to the audit of the management report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an audit opinion on the effectiveness of these systems of the Company.

•	Evaluate the appropriateness of accounting policies used by the executive directors and the reasonableness of estimates made by the executive directors and related disclosures.

•

Conclude on the appropriateness of the executive directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in the auditor’s report to the related disclosures in the annual financial statements and in the management report or, if such disclosures are inadequate, to modify our respective audit opinions. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to be able to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the annual financial statements, including the disclosures, and whether the annual financial statements present the underlying transactions and events in a manner that the annual financial statements give a true and fair view of the assets, liabilities, financial position and financial performance of the Company in compliance with German Legally Required Accounting Principles.

•	Evaluate the consistency of the management report with the annual financial statements, its conformity with German law, and the view of the Company’s position it provides.

•

Perform audit procedures on the prospective information presented by the executive directors in the management report. On the basis of sufficient appropriate audit evidence we evaluate, in particular, the significant assumptions used by the executive directors as a basis for the prospective information, and evaluate the proper derivation of the prospective information from these assumptions. We do not express a separate audit opinion on the prospective information and on the assumptions used as a basis. There is a substantial unavoidable risk that future events will differ materially from the prospective information.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with the relevant independence requirements, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, the related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the annual financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter.

OTHER LEGAL AND REGULATORY REQUIREMENTS

Further Information pursuant to Article 10 of the EU Audit Regulation

We were elected as auditor by the supervisory board on 5 April 2018. We were engaged by the supervisory board on 21 June 2018. We have been the auditor of the FMS Wertmanagement AöR, Munich without interruption since the financial year 2018.

We declare that the audit opinions expressed in this auditor’s report are consistent with the additional report to the audit committee pursuant to Article 11 of the EU Audit Regulation (long-form audit report).

GERMAN PUBLIC AUDITOR RESPONSIBLE FOR THE ENGAGEMENT

The German Public Auditor responsible for the engagement is Stefan Palm.

Munich, 19 March 2019

PricewaterhouseCoopers GmbH

Wirtschaftsprüfungsgesellschaft

[Original German version signed by:]

Stefan Palm Wirtschaftsprüfer [German Public Auditor]	Axel Menge Wirtschaftsprüfer [German Public Auditor]

ANNEX A

SCHEDULE OF FUNDED DEBT OUTSTANDING AS OF DECEMBER 31, 2018

FMS-WM bearer bonds as of December 31, 2018 (excluding registered bonds)

Currency / ISIN	Number of Issues / coupon type	Maturity	Initial amount in currency of borrowing	Initial amount equivalent in Euro	Amount outstanding equivalent in Euro
EUR	40		40.285.000.000	40.285.000.000	43.285.000.000

XS1550202888	FIX	January 16, 2019	1,000,000,000	1,000,000,000	1,000,000,000
DE000A11QBV2	FLO	January 27, 2019	500,000,000	500,000,000	1,000,000,000
XS1556044763	FIX	February 18, 2019	1,000,000,000	1,000,000,000	1,000,000,000
DE000A12T523	FIX	February 26, 2019	500,000,000	500,000,000	1,000,000,000
DE000A11QBN9	FIX	March 14, 2019	500,000,000	500,000,000	1,000,000,000
DE000A11QBP4	FLO	March 20, 2019	2,000,000,000	2,000,000,000	2,000,000,000
XS1572433495	FIX	April 15, 2019	1,000,000,000	1,000,000,000	1,000,000,000
DE000A1MLVD8	FIX	September 5, 2019	3,000,000,000	3,000,000,000	3,000,000,000
DE000A2AAMF8	FIX	June 20, 2019	50,000,000	50,000,000	50,000,000
DE000A1X3FP7	FLO	July 1, 2019	2,050,000,000	2,050,000,000	2,050,000,000
DE000A1PGP76	FLO	October 24, 2019	100,000,000	100,000,000	100,000,000
DE000A1REUB8	FIX	January 15, 2020	2,500,000,000	2,500,000,000	2,500,000,000
XS1559786279	FIX	February 3, 2020	25,000,000	25,000,000	25,000,000
XS1566106404	FIX	February 17, 2020	1,000,000,000	1,000,000,000	1,000,000,000
XS1586942804	FIX	March 20, 2020	1,000,000,000	1,000,000,000	1,000,000,000
DE000A12T5X5	FIX	April 16, 2020	1,500,000,000	1,500,000,000	1,500,000,000
XS1669346485	FIX	May 22, 2020	1,000,000,000	1,000,000,000	1,000,000,000
DE000A2GSQK8	FLO	July 9, 2020	1,500,000,000	1,500,000,000	1,500,000,000
DE000A14J2X2	FLO	July 30, 2020	2,000,000,000	2,000,000,000	2,000,000,000
DE000A161KR3	FIX	September 15, 2020	150,000,000	150,000,000	150,000,000
DE000A2DAC39	FIX	September 18, 2020	1,500,000,000	1,500,000,000	1,500,000,000
DE000A161KW3	FLO	October 8, 2020	2,000,000,000	2,000,000,000	2,000,000,000
DE000A161K17	FIX	October 9, 2020	150,000,000	150,000,000	150,000,000
DE000A2AAMP7	FIX	October 20, 2020	1,500,000,000	1,500,000,000	1,500,000,000
DE000A2DACY4	FIX	November 13, 2020	1,500,000,000	1,500,000,000	1,500,000,000
DE000A2GSQN2	FLO	November 27, 2020	2,000,000,000	2,000,000,000	2,000,000,000
DE000A1H3DB2	FLO	January 20, 2021	100,000,000	100,000,000	100,000,000
DE000A2DAC88	FLO	January 22, 2021	2,000,000,000	2,000,000,000	2,000,000,000
DE000A1H3DE6	FLO	February 16, 2021	50,000,000	50,000,000	50,000,000
DE000A2GSQP7	FLO	February 26, 2021	2,000,000,000	2,000,000,000	2,000,000,000
DE000A1H3DQ0	FLO	April 6, 2021	500,000,000	500,000,000	500,000,000
DE000A1KRG61	FIX	May 17, 2021	10,000,000	10,000,000	10,000,000
DE000A1KQ961	FIX	June 17, 2021	1,000,000,000	1,000,000,000	1,000,000,000
DE000A161K82	FIX	June 7, 2021	1,500,000,000	1,500,000,000	1,500,000,000
DE000A1K0ET3	FLO	August 1, 2021	60,000,000	60,000,000	60,000,000
DE000A1K0SM8	FIX	September 8, 2021	1,500,000,000	1,500,000,000	3,000,000,000
DE000A1PGP84	FIX	September 15, 2021	10,000,000	10,000,000	10,000,000
DE000A1PGP92	FIX	August 15, 2020	10,000,000	10,000,000	10,000,000
DE000A1REUK9	FLO	November 15, 2022	20,000,000	20,000,000	20,000,000
DE000A14J2Q6	FIX	April 29, 2030	500,000,000	500,000,000	500,000,000
Total			40,285,000,000	40,285,000,000	43,285,000,000

Currency / ISIN	Number of Issues / Coupon Type	Maturity	Initial amount in currency of borrowing	Initial amount equivalent in Euro	Amount outstanding equivalent in Euro
USD	15		16,550,000,000	14,454,148,472	15,414,847,162

XS1369288052	FLO	February 11, 2019	1,000,000,000	873,362,445	873,362,445
XS1566192560	FLO	February 15, 2019	500,000,000	436,681,223	436,681,223
XS1576836321	FIX	March 7, 2019	1,000,000,000	873,362,445	873,362,445
XS1664635213	FIX	August 9, 2019	1,000,000,000	873,362,445	873,362,445
US30254WAK53	FIX	August 16, 2019	2,000,000,000	1,746,724,891	1,746,724,891
XS1278568420	FLO	August 21, 2019	500,000,000	436,681,223	567,685,590
XS1496753887	FLO	November 27, 2019	750,000,000	655,021,834	655,021,834
US30254WAL37	FIX	January 24, 2020	2,000,000,000	1,746,724,891	1,746,724,891
XS1762964028	FIX	February 3, 2020	500,000,000	436,681,223	873,362,445
US30254WAG42	FIX	March 17, 2020	1,500,000,000	1,310,043,668	1,310,043,668
XS1610895168	FIX	May 15, 2020	1,000,000,000	873,362,445	873,362,445
XS1299717543	FLO	October 1, 2020	300,000,000	262,008,734	655,021,834
US30254WAJ80	FIX	June 8, 2021	1,500,000,000	1,310,043,668	1,310,043,668
US30254WAM10	FIX	February 1, 2022	1,500,000,000	1,310,043,668	1,310,043,668
US30254WAN92	FIX	March 6, 2023	1,500,000,000	1,310,043,668	1,310,043,668
Total			16,550,000,000	14,454,148,472	15,414,847,162

Currency / ISIN	Number of Issues / Coupon Type	Maturity	Initial amount in currency of borrowing	Initial amount equivalent in Euro	Amount outstanding equivalent in Euro
GBP	14		7,120,000,000	7,959,487,105	13,157,747,644

XS1554460649	FIX	January 23, 2019	200,000,000	223,581,098	223,581,098
XS1342851331	FIX	March 8, 2019	1,000,000,000	1,117,905,492	1,397,381,865
DE000A2DAC47	FLO	April 18, 2019	1,050,000,000	1,173,800,767	1,173,800,767
DE000A2DAC62	FLO	June 7, 2019	600,000,000	670,743,295	670,743,295
DE000A2GSQH4	FLO	September 16, 2019	1,200,000,000	1,341,486,591	1,341,486,591
XS1171593020	FIX	December 13, 2019	300,000,000	335,371,648	1,397,381,865
XS1548389292	FIX	March 6, 2020	1,000,000,000	1,117,905,492	1,117,905,492
XS1522357471	FIX	May 14, 2021	250,000,000	279,476,373	1,397,381,865
XS1452619882	FIX	July 20, 2021	120,000,000	134,148,659	134,148,659
XS1859006493	FIX	July 23, 2021	100,000,000	111,790,549	111,790,549
XS1564458195	FIX	February 14, 2022	250,000,000	279,476,373	1,397,381,865
XS1747635859	FIX	September 7, 2022	500,000,000	558,952,746	1,397,381,865
XS1700386060	FIX	September 7, 2023	300,000,000	335,371,648	1,117,905,492
XS1875280387	FIX	March 7, 2025	250,000,000	279,476,373	279,476,373
Total			7,120,000,000	7,959,487,105	13,157,747,644

Currency / ISIN	Number of Issues / Coupon Type	Maturity	Initial amount in currency of borrowing	Initial amount equivalent in Euro	Amount outstanding equivalent in Euro
SEK	2		4,900,000,000	477,825,019	477,825,019

XS0803736510	FIX	March 12, 2019	3,500,000,000	341,303,585	341,303,585
XS0782368681	FIX	June 1, 2022	1,400,000,000	136,521,434	136,521,434
Total			4,900,000,000	477,825,019	477,825,019

Currency / ISIN	Number of Issues / Coupon Type	Maturity	Initial amount in currency of borrowing	Initial amount equivalent in Euro	Amount outstanding equivalent in Euro
AUD	1		300,000,000	184,956,843	184,956,843
AU3CB0229490	FIX	May 8, 2019	300,000,000	184,956,843	184,956,843

Currency / ISIN	Number of Issues / Coupon Type	Maturity	Initial amount in currency of borrowing	Initial amount equivalent in Euro	Amount outstanding equivalent in Euro
NOK	1		500,000,000	50,259,843	70,363,781

XS0644078486	FIX	July 5, 2021	500,000,000	50,259,843	70,363,781
Totals	73			63,411,677,282	72,590,740,448

THE FEDERAL REPUBLIC OF GERMANY

The following information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

GENERAL

Area, Location and Population

The Federal Republic is situated in central Europe and comprises an area of approximately 358,000 square kilometers (about 138,000 square miles). Its total population is estimated to have increased to 83.0 million at the end of 2018 compared to 82.8 million people at the end of 2017. The projected increase is again due to Germany’s expected immigration surplus, which is thought to have more than offset the birth deficit (i.e., the negative difference between births and deaths). Based on provisional results, the Federal Statistical Office estimates that net immigration was between 340,000 and 380,000 persons in 2018. The migration surplus declined for the third consecutive year after the extremely strong inflow of foreigners in 2015, falling to about the same level as in 2012. In 2016, approximately 16.7% of the total population was concentrated in metropolitan areas with more than 500,000 inhabitants; the largest of these areas were (in descending order) Berlin, Hamburg, Munich, Cologne and Frankfurt am Main.

Sources: Statistisches Bundesamt, Statistisches Jahrbuch 2018, Tables 1.1.2, 2.1.9 (https://www.destatis.de/DE/Themen/Querschnitt/Jahrbuch/statistisches-jahrbuch-2018-dl.pdf?__blob=publicationFile&v=5); Statistisches Bundesamt, Estimate for 2018: population increased to 83.0 million, press release of January 25, 2019 (https://www.destatis.de/EN/PressServices/Press/pr/2019/01/PE19_029_12411.html; German version: https://www.destatis.de/DE/PresseService/Presse/Pressemitteilungen/2019/01/PD19_029_12411.html).

The following table shows selected key demographic figures for the Federal Republic for the years stated.

POPULATION

	2017 (1)	2016 (1)	2015	2014	2013

	(number of persons)
Total population	82,792,351	82,521,653	82,175,684	81,197,537	80,767,463

Age distribution	(percent of total population)
Under 20	18.4	18.4	18.3	18.2	18.2
20-40	24.6	24.5	24.5	24.1	24.0
40-60	29.1	29.4	29.8	30.3	30.7
60-80	21.7	21.6	21.6	21.8	21.8
80 and more	6.2	6.0	5.8	5.6	5.4

Growth rate	(percent change on the previous year)
Total population	0.3	0.4	1.2	0.5	0.3
Under 20	0.2	1.0	2.2	0.5	-0.3
20-40	0.7	0.6	2.6	1.1	0.9
40-60	-0.8	-0.9	-0.4	-0.6	-0.5
60-80	0.5	0.4	0.4	0.7	1.2
80 and more	4.2	4.5	4.1	4.1	0.9

(1)

Due to methodological changes and further technical developments, the results for the 2017 and 2016 reporting years are only to a certain extent comparable with the previous years’ figures. The accuracy of the results for 2016 in particular is limited due to inconsistencies, among other things, in connection with the increased immigration and the resulting problems for the registration process under German reporting laws with respect to persons seeking protection.

Sources: Statistisches Bundesamt, Bevölkerung, Bevölkerungsstand, Bevölkerung nach Altersgruppen (ab 1950), Deutschland (https://www.destatis.de/DE/Themen/Gesellschaft-Umwelt/Bevoelkerung/Bevoelkerungsstand/Tabellen/liste-altersgruppen.html#fussnote-2-249808); Statistisches Bundesamt, Bevölkerung, Bevölkerungsstand, Bevölkerung nach Altersgruppen (ab 1950), Deutschland, Veränderungsraten zum Vorjahr in % (https://www.destatis.de/DE/Themen/Gesellschaft-Umwelt/Bevoelkerung/Bevoelkerungsstand/Tabellen/liste-altersgruppen.html#fussnote-2-249808).

Notwithstanding the population increase in recent years due to net immigration, the German population is poised for a decline due to the gradual aging of its population. These developments are expected to continue and intensify over the next several decades and may result in a downward pressure on Germany’s growth potential in the long term. According to estimates of the Federal Statistical Office, higher net immigration is expected to have only limited effects on long-term population trends and cannot reverse the trend towards increased population aging.

Sources: Statistisches Bundesamt, Bevölkerung Deutschlands bis 2060, 13. koordinierte Bevölkerungsvorausberechnung 2015 (https://www.destatis.de/DE/Themen/Gesellschaft-Umwelt/Bevoelkerung/Bevoelkerungsvorausberechnung/Publikationen/Downloads-Vorausberechnung/

bevoelkerung-deutschland-2060-presse-5124204159004.pdf?__blob=publicationFile&v=3); Statistisches Bundesamt, Currently high immigration cannot reverse population ageing, press release of January 20, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/01/PE16_021_12421.html).

Government

The Federal Republic is a federated republic whose constitution is codified in the Grundgesetz of 1949. The capital of the Federal Republic is Berlin. The Federal Republic consists of 16 federal states (Länder). The Länder have legislative sovereignty over matters not expressly reserved to the legislative, executive and judicial bodies of the Federal Republic.

The Grundgesetz provides for a Federal President (Bundespräsident), two Houses of Parliament (the Bundestag and the Bundesrat, which consists of representatives of the 16 Länder governments), a Chancellor (Bundeskanzler) and a Federal Constitutional Court (Bundesverfassungsgericht). The Chancellor heads the Federal Government (Bundesregierung), consisting of the Chancellor and the Federal Ministers. The Bundespräsident acts as head of state.

General elections for the Bundestag are generally held every four years on the basis of an electoral system of proportional representation. The last general election was held on September 24, 2017.

A political party is not entitled to party representation in the Bundestag unless it receives at least 5% of the votes cast or three direct mandates, awarded to the candidate with the most votes in a given electoral district, in a general election. The Chancellor is elected by and is responsible to the Bundestag.

Political Parties

The political parties currently represented in the Bundestag are the Christian Democratic Union (CDU) and its Bavarian sister party, the Christian Social Union (CSU), the Social Democratic Party (SPD), the Alternative for Germany (AfD), the Free Democratic Party (FDP), the Left-Wing Party (Die Linke, founded in 2007 by the merger of the Left-Wing Party of Democratic Socialism (Linkspartei.PDS) and the party Labor and Social Justice – The Election Alternative (WASG)) and the Greens (Bündnis 90/Die Grünen).

Since 1949, the Federal Republic has been governed by eight Chancellors over 19 electoral periods. After prolonged negotiations, the most recent general election, held in September 2017, resulted in a coalition between the Christian Democrats (CDU/CSU) and the Social Democratic Party (SPD). On March 14, 2018, the Bundestag re-elected Dr. Angela Merkel (CDU) Chancellor for the fourth time. Dr. Merkel has been serving as Chancellor since 2005. On October 20, 2018, however, she announced that her current term as Chancellor would be her last.

Sources: The Federal Returning Officer, Official final result of the 2017 Bundestag Election, press release of October 12, 2018 (https://www.bundeswahlleiter.de/en/info/presse/mitteilungen/bundestagswahl-2017/34_17_endgueltiges_ergebnis.html); Koalitionsvertrag zwischen CDU, CSU und SPD Ein neuer Aufbruch für Europa. Eine neue Dynamik für Deutschland. Ein neuer Zusammenhalt für unser Land, March 12, 2018 (https://www.bundeskanzlerin.de/Content/DE/_Anlagen/2018/03/2018-03-14-koalitionsvertrag.pdf?__blob=publicationFile&v=1). The Federal Chancellor, Angela Merkel re-elected Chancellor, news of March 14, 2018 (https://www.bundeskanzlerin.de/Content/EN/Artikel/2018/03_en/2018-03-14-wahl-im-bundestag_en.html); CDU, Angela Merkel verzichtet auf erneute Kandidatur für CDU-Vorsitz, press release of October 29, 2018 (https://www.cdu.de/artikel/angela-merkel-verzichtet-auf-erneute-kandidatur-fuer-cdu-vorsitz).

The following table shows the results of the five most recent general elections for the Bundestag.

ELECTION RESULTS TO THE GERMAN BUNDESTAG

	2017 Elections		2013 Elections		2009 Elections		2005 Elections		2002 Elections
	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats
CDU/CSU	33.0	246	41.5	311	33.8	239	35.2	226	38.5	248
SPD	20.5	153	25.7	193	23.0	146	34.2	222	38.5	251
AfD	12.6	94	4.7	—	—	—	—	—	—	—
FDP	10.7	80	4.8	—	14.6	93	9.8	61	7.4	47
Die Linke. (1)	9.2	69	8.6	64	11.9	76	8.7	54	4.0	2
Bündnis 90/Die Grünen	8.9	67	8.4	63	10.7	68	8.1	51	8.6	55
Others	5.0	—	6.2	—	6.0	—	3.9	—	3.0	—

Total		709		631		622		614		603

(1)	Results for the Party of Democratic Socialism (PDS) for all elections prior to 2005.

Sources: Der Bundeswahlleiter 2017 (https://www.bundeswahlleiter.de/bundestagswahlen/2017/ergebnisse/bund-99.html), Statistisches Bundesamt, Statistisches Jahrbuch 2016, Tables 10.1.1 and 10.1.2; Statistisches Bundesamt, Statistisches Jahrbuch 2011, Tables 4.3.1, 4.3.2 and 4.6.

International Organizations

In addition to the European Union (“EU”), the Federal Republic is a member of various major multilateral institutions, including the United Nations, the International Monetary Fund (“IMF”), the International Bank for Reconstruction and Development and the International Development Association, the Council of Europe, the Organization for Economic Cooperation and Development and the North Atlantic Treaty Organization. Furthermore, the Federal Republic is a signatory to the General Agreement on Tariffs and Trade and a member of the World Trade Organization (“WTO”). It is also a shareholder of, among others, the European Investment Bank, the European Bank for Reconstruction and Development, the Asian Infrastructure Investment Bank and the European Atomic Energy Community.

The European Union and European Integration

The Federal Republic was a founding member of the European Coal and Steel Community in 1951, which later developed into the EU. Since its foundation, the EU has grown from 6 to 28 member states, which include Austria, Belgium, Bulgaria, Croatia, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland, Portugal, Romania, the Slovak Republic, Slovenia, Spain, Sweden and the United Kingdom (“UK”) (together, the “Member States”). See “—Political Integration” below for more information on the UK’s decision to withdraw from the EU and the current status of the withdrawal process. According to provisional data, the aggregate population of the Member States was approximately 512 million as of January 1, 2018. The EU is still in the process of change. Formal membership negotiations are currently being conducted with Turkey, Montenegro and Serbia. North Macedonia (formerly “the former Yugoslav Republic of Macedonia”) and Albania have been granted candidate status. Bosnia and Herzegovina and Kosovo are potential candidates.

Sources: European Union, The history of the European Union (http://europa.eu/about-eu/eu-history/index_en.htm); European Union, The history of the European Union: 1945-1959 (https://europa.eu/european-union/about-eu/history/1945-1959_en); European Union, The history of the European Union: 2010-today (https://europa.eu/european-union/about-eu/history/2010-today_en); Statistical Office of the European Communities, Total population (http://epp.eurostat.ec.europa.eu/tgm/table.do? tab=table&language=en&pcode=tps00001&tableSelection=1&footnotes=yes&labeling=labels&plugin=1); European Commission, Enlargement, Countries, Check current status (http://ec.europa.eu/enlargement/countries/check-current-status/index_en.htm).

Political Integration

The EU’s three main institutions are the Council (representing the governments of the Member States), the Parliament (elected by and representing the citizens of the Member States) and the European Commission (the executive body of the EU). After several years of negotiations about institutional issues among the Member States in an intergovernmental conference, in which the European Commission and the Parliament were also involved, the Treaty of Lisbon entered into force on December 1, 2009. It amends and supplements the existing treaties underlying the EU and aims to provide the EU with the legal framework and tools necessary to meet future challenges and to respond to citizens’ demands. Among other matters, the treaty aims to make the EU more democratic and transparent by strengthening the role of the European Parliament and national parliaments, by offering more opportunities to citizens to provide input for policy proposals, by clearly categorizing competences between Member States and the EU and by explicitly recognizing the possibility for a Member State to withdraw from the EU. To reflect the EU’s enlargement and improve the effectiveness and efficiency of its decision-making, the treaty also streamlined and modernized EU institutions and simplified their working methods and voting rules.

Sources: European Commission, Europe in 12 lessons by Pascal Fontaine (https://publications.europa.eu/en/publication-detail/-/publication/a5ba73c6-3c6a-11e8-b5fe-01aa75ed71a1); Europa.eu, EU treaties: Treaty of Lisbon (http://europa.eu/european-union/law/treaties_en).

On June 23, 2016, the citizens of the UK voted to leave the EU, and on March 29, 2017, the UK notified the European Council accordingly. Under Article 50 of the Treaty on European Union, the EU treaties cease to apply to a withdrawing Member State from the date of entry into force of the agreement setting out the arrangements for the Member State’s withdrawal, or within two years of the notification of the withdrawal, which was March 29 , 2019 in the case at hand (“Article 50 Date”). The European Council may, in agreement with the Member State concerned, unanimously decide to extend the period beyond two years. After the negotiators from the EU and UK had reached an understanding on a draft withdrawal agreement, the European Council, meeting in an EU-27 format, endorsed the draft withdrawal agreement and approved the draft political declaration on future EU-UK relations on November 25, 2018. The draft withdrawal agreement contains the arrangements for an orderly exit of the UK from the EU. The European Council restated the Union’s determination to have as close as possible a partnership with the UK in the future in line with the political declaration.

On March 21, 2019, the European Council agreed to move the Article 50 Date to April 12, 2019 and, provided that the House of Commons would approve the proposed withdrawal agreement by March 29, 2019, to May 22, 2019. As this was not the case, the EU membership of the UK therefore threatened to cease without a withdrawal agreement on April 12, 2019. Following a request of the UK, the European Council accepted on April 10, 2019 a second extension of the Article 50 Date to allow for the ratification of the withdrawal agreement. The European Council concluded that the extension should last only as long as necessary and, in any event, no longer than October 31, 2019. If the withdrawal agreement is ratified by both parties before this date, the withdrawal will take place on the first day of the following month.

Sources: UK Government, Topic, EU referendum (https://www.gov.uk/government/topical-events/eu-referendum); Council of the EU, Consolidated versions of the Treaty on European Union and the Treaty on the Functioning of the European Union, Article 50, page 59-60 (http://data.consilium.europa.eu/doc/document/ST-6655-2008-REV-8/en/pdf); European Commission, Statement by the European Council (Art. 50) on the UK notification, press release, March 29, 2017 (http://www.consilium.europa.eu/en/press/press-releases/2017/03/29-euco-50-statement-uk-notification/); European Council, European Council (Art.50) conclusions, 25 November 2018, press release of November 25, 2018 (https://www.consilium.europa.eu/en/press/press-releases/2018/11/25/european-council-art-50-conclusions-25-november-2018/); European Council Meeting (Art. 50), March 21, 2019 (https://www.consilium.europa.eu/en/meetings/european-council/2019/03/21/art50/); Special European Council Meeting (Art. 50), April 10, 2019 (https://www.consilium.europa.eu/en/meetings/european-council/2019/04/10/).

Economic Integration

From its inception, the EU has had the fundamental objective, in line with its predecessors, of economic integration of its Member States. Culminating a long process, a single market that provides for the free movement of goods and services, persons and capital among the Member States was established as of January 1, 1993. The integration of the Member States’ economies and the completion of a single market are also promoted by a European competition policy, which aims at creating a level playing field for Member States’ companies, thereby promoting economic efficiency, and by a European consumer policy. In addition, various liberalization and harmonization measures are being implemented, for example in the telecommunication and energy sectors. In the financial sector, the single market has been fostered by providing for the free movement of capital and the freedom to perform banking services throughout the EU under the “single passport,” which enables financial institutions to provide financial services throughout the EU based on a single license obtained in one Member State. The EU promotes economic integration with regional aid, which is designed to focus development efforts on certain disadvantaged regions and sections of population of the EU. Another important policy area for the EU has been agriculture and fisheries.

The regulation laying down the multiannual financial framework (“MFF”) of the EU was formally adopted in December 2013. The MFF determines maximum amounts for commitment appropriations for the period from 2014 until 2020, which cover commitments made to spend funds over one or more years in certain expenditure categories. Additionally, the MFF defines annual maximum amounts for payment appropriations, which cover payments made to honor the legal commitments entered into during the current financial year and/or earlier financial years. The 2019 EU budget, which was adopted by the Council and the European Parliament in December 2018 and published in March 2019, amounts to EUR 165.8 billion in commitment appropriations and EUR 148.2 billion in payment appropriations. The entire EU budget represents approximately 1% of the EU gross national income.

The EU is responsible for trade matters with non-EU Member States. In the area of trade in goods, the EU even has exclusive power. Furthermore, the EU’s responsibilities also cover trade in services, the commercial aspects of intellectual property (such as patents), public procurement and foreign direct investment. In particular, the EU is responsible for negotiating and concluding international trade agreements as well as identifying trade barriers and unfair trade practices by trading partners and adopting appropriate countermeasures. Trade agreements are negotiated by the European Commission upon authorization of the Council. Once the European Commission completes negotiations, the Council and the European Parliament examine the final negotiated agreement and decide upon its approval. Trade agreements regulating areas of mixed responsibility between the EU and its Member States can only be fully concluded after ratification by all EU Member States.

Sources: European Commission, Europe in 12 lessons by Pascal Fontaine (https://publications.europa.eu/en/publication-detail/-/

publication/a5ba73c6-3c6a-11e8-b5fe-01aa75ed71a1); European Banking Authority, Topics, Passporting and supervision of branches (http://www.eba.europa.eu/regulation-and-policy/passporting-and-supervision-of-branches); European Council, Council adopts the multiannual financial framework 2014-2020, Press Release, December 2, 2013 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/139831.pdf); European Commission, Budget, Library, Documents: Annual Budget, 2019 (https://ec.europa.eu/info/about-european-commission/eu-budget/documents/

annual-budget/2019_en); EUR-Lex, Budget 2019, General budget, Total revenue (https://eur-lex.europa.eu/budget/data/General/2019/en/GenRev.pdf); European Commission, Business, Economy, Euro, Trade with non-EU countries, EU trade policy-making (http://ec.europa.eu/trade/policy/policy-making); Federal Ministry for Economic Affairs and Energy, Topics, Trade Policy, European Trade Policy (http://www.bmwi.de/Redaktion/EN/Dossier/trade-policy.html).

Monetary Integration

The Federal Republic is a signatory to and has ratified the Treaty on European Union of February 1992 (also known as the “Maastricht Treaty”). The Maastricht Treaty was the basis for the establishment of the European Economic and Monetary Union (“EMU”). The EMU led, in turn, to the adoption of irrevocable conversion rates between the euro and the national currencies of the initial participating Member States on December 31, 1998 and the introduction of the euro as the single European currency in the euro area on January 1, 1999. On January 1, 2002, banknotes and coins denominated in euro were introduced as legal tender to replace the national currencies in the twelve Member States forming the euro area at that time (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain). Slovenia, Malta, Cyprus, Slovakia, Estonia, Latvia and Lithuania subsequently joined the euro area.

The European Central Bank (“ECB”) was established on June 1, 1998, as part of the European System of Central Banks (“ESCB”). According to the Maastricht Treaty, the primary objective of the ESCB is to maintain price stability. Without prejudice to the objective of price stability, the ESCB supports the general economic policies of the EU. See “—Monetary and Financial System” for more information on the ECB and ESCB as well as on the European financial system. The Eurosystem, consisting of the ECB and the national central banks of those Member States whose currency is the euro (“Euro Area Member States”), assumed sole responsibility for the monetary policy in the euro area on January 1, 1999.

Sources: European Union, EU treaties, Treaty on European Union – Maastricht Treaty (https://europa.eu/european-union/law/treaties_en); European Central Bank, Economic and Monetary Union (EMU) (http://www.ecb.int/ecb/history/emu/html/index.en.html); European Central Bank, Use of the euro (https://www.ecb.europa.eu/euro/intro/html/index.en.html); European Central Bank, Monthly Bulletin, 10th Anniversary of the ECB (https://www.ecb.europa.eu/pub/pdf/other/10thanniversaryoftheecbmb200806en.pdf).

EU Economic Governance

The EU economic governance framework aims to detect, prevent and correct problematic economic trends such as excessive government deficits or public debt levels, which can stunt growth and put economies at risk. The framework consists of the following main components.

Stability and Growth Pact. To strengthen the monitoring and coordination of national fiscal and economic policies, the Member States established the Stability and Growth Pact (“SGP”) in 1997. The preventive arm of the SGP binds Member States to their commitments towards sound fiscal policies and coordination by setting country-specific, medium-term budgetary targets. These budget deficit (or surplus) targets are defined in structural terms by taking into consideration business cycle swings and filtering out the effect of one-off and temporary measures. The corrective arm of the SGP consists of the excessive deficit procedure (“EDP”). The EDP ensures the correction of excessive budget deficits (defined as a deficit in excess of 3% of gross domestic product (“GDP”)) or excessive public debt levels (defined as a debt ratio greater than 60% of GDP without an adequate diminishing trend). Countries that fail to respect the SGP’s preventive or corrective rules may ultimately face sanctions. For Euro Area Member States, these could take the form of warnings and financial sanctions including fines of up to 0.2% of GDP (if they fail to abide by either the preventive or the corrective rules). In addition, all Member States (except the United Kingdom) could face a suspension of commitments or payments from the EU’s structural and investment funds if they fail to abide by the corrective rules. Every April, Member States are required to lay out their fiscal plans for the next three years based on economic governance rules set forth in the SGP. In addition, to ensure the coordination of fiscal policies among Euro Area Member States, governments are required by European economic governance rules to submit their draft budgetary plans for the following year to the European Commission by October 15 of each year.

Sources: European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance (https://ec.europa.eu/info/

business-economy-euro/economic-and-fiscal-policy-coordination/eu-economic-governance-monitoring-prevention-correction_en); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance, Stability and Growth Pact ( https://ec.europa.eu/info/business-economy-euro

/economic-and-fiscal-policy-coordination/eu-economic-governance-monitoring-prevention-correction/stability-and-growth-pact_en); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance, Stability and Growth Pact, Stability and convergence programmes (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-economic-governance-monitoring-prevention-correction/

stability-and-growth-pact/stability-and-convergence-programmes_en); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance, Stability and Growth Pact, Annual draft budgetary plans (DBPs) of euro area countries

(https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-economic-governance-monitoring-prevention-correction/

stability-and-growth-pact/annual-draft-budgetary-plans-dbps-euro-area-countries_en).

Macroeconomic Imbalance Procedure. Established in 2011, the macroeconomic imbalance procedure (“MIP”) is a surveillance mechanism that aims to identify potential economic risks early on, prevent the emergence of harmful macroeconomic imbalances and correct any existing excessive imbalances. The preventive arm of the procedure relies on an early warning system that uses a scoreboard of indicators and in-depth country reviews. This preventive arm allows the European Commission and the Council to make preventive recommendations to the affected Member State at an early stage. In cases of a Member State with excessive macroeconomic imbalances, the corrective arm may open an excessive imbalance procedure, under which the Member State concerned will have to submit a corrective action plan and regular progress reports. The enforcement regime of the MIP consists of financial sanctions against Euro Area Member States, including fines of up to 0.1% of GDP if a Euro Area Member State repeatedly does not comply with its obligations. In the most recent surveillance cycle, thirteen Member States, including Germany, were subject to an in-depth review in the context of the MIP. Of these, ten were found to be experiencing macroeconomic imbalances, three excessive imbalances. According to the Commission’s assessment, Germany is experiencing macroeconomic imbalances, but these are not excessive. See “—The Economy—International Economic Relations—Germany’s Current Account Surplus and the Macroeconomic Imbalance Procedure.”

Sources: European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance, Macroeconomic imbalance procedure, Dealing with macroeconomic imbalances (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/

eu-economic-governance-monitoring-prevention-correction/macroeconomic-imbalance-procedure/dealing-macroeconomic-imbalances_en); European Commission, European Semester 2019: Winter Package explained, press release of February 27, 2019 (http://europa.eu/rapid/press-release_MEMO-19-1368_en.htm).

Treaty on Stability, Coordination and Governance in the EMU. The Treaty on Stability, Coordination and Governance in the EMU (“TSCG”), which was signed in March 2012 and entered into force on January 1, 2013, is intended to promote budgetary discipline in the participating Member States through a fiscal pact. The fiscal pact’s provisions are binding for Euro Area Member States, while the other participating Member States will only be bound if they adopt the euro, unless they declare their intention to be bound by certain provisions of the treaty at an earlier date. The TSCG requires the participating parties to ensure convergence towards the country-specific, medium-term budgetary objectives as defined in the SGP, with a lower limit of a structural deficit of 0.5% of GDP (or of 1% of GDP, if their debt-to-GDP ratio is well below 60%). In the event of a deviation from this requirement, an automatic correction mechanism will be triggered with escape clauses for exceptional circumstances. These budget rules were to be transposed into national law through provisions of “binding force and permanent character, preferably constitutional” one year after the entry into force of the treaty, i.e., by January 1, 2014 at the latest.

Sources: European Council, Fiscal compact signed: Strengthened fiscal discipline and convergence in the euro area, press release of March 2, 2012 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ec/128454.pdf); Deutsche Bundesbank, Glossary: Treaty on Stability, Coordination and Governance in the EMU (TSCG) (https://www.bundesbank.de/dynamic/action/en/homepage/glossary/729724/glossary?firstLetter=T&contentId=653696#panel-653696); European Commission, The EU’s economic governance explained, press release of November 26, 2015 (http://europa.eu/rapid/press-release_MEMO-15-6071_en.htm).

Response to the European Sovereign Debt Crisis

Temporary Financial Stability Mechanism. In May 2010, the European Union and Euro Area Member States established a temporary stability mechanism to safeguard the financial stability amid severe tensions in euro area sovereign debt markets, consisting of the European Financial Stabilisation Mechanism (“EFSM”) and the European Financial Stability Facility (“EFSF”). Through the EFSM the European Commission is allowed to borrow up to a total of EUR 60 billion on behalf of the EU under an implicit EU budget guarantee. The EFSF was created as a temporary institution and since July 1, 2013 no longer engages in new financing programs. As of April 2019, the EFSF had outstanding loans to Ireland, Portugal and Greece of approximately EUR 175 billion backed by effective guarantees extended by the Euro Area Member States totaling EUR 724 billion. The Federal Republic has committed guarantees of approximately EUR 211 billion to the EFSF in accordance with its share in the paid-up capital of the ECB, which amounts to approximately 29% of the total effective guarantees. The EFSF will be dissolved and liquidated when all financial assistance provided to Euro Area Member States and all funding instruments issued by the EFSF have been repaid in full.

Sources: European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU financial assistance, How is financial assistance given to EU countries? (http://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/ how-financial-assistance-given-eu-countries_en); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU financial assistance, Loan programmes, European Financial Stabilisation Mechanism (EFSM) (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/loan-programmes/european-financial-stabilisation-mechanism-efsm_en#support); European Financial Stability Facility, Publications, Investor Presentation (https://www.esm.europa.eu/sites/default/files/efsfesmnewinvestorpresentationapr2019v1.pdf).

European Stability Mechanism. Since October 2012, the European Stability Mechanism (“ESM”), which was established as an intergovernmental organization under public international law by the Euro Area Member States, has been assisting in preserving the financial stability of the EMU. As of July 1, 2013, it assumed the tasks fulfilled by the EFSF and the EFSM and is currently the primary support mechanism for Euro Area Member States experiencing or threatened by severe financing problems, if such assistance is deemed essential to safeguard financial stability in the euro area as a whole. The ESM issues bonds or other debt instruments on the financial markets to raise capital to provide assistance to Euro Area Member States. Unlike the EFSF, which is based upon guarantees by Euro Area Member States, the ESM has total subscribed capital of EUR 705 billion provided by Euro Area Member States, which provides it with a lending capacity of EUR 500 billion. EUR 81 billion of the ESM’s subscribed capital is in the form of paid-in capital with the balance of EUR 624 billion being callable capital. The contribution of each Euro Area Member State is based on the paid-in capital for the ECB. On this basis, the Federal Republic’s contribution amounts to approximately 27% of the aggregate contributions to the ESM. The Federal Republic contributed approximately EUR 22 billion of paid-in capital to the ESM.

Financial assistance from the ESM is activated upon a request from a Member State to the chairperson of the ESM’s board of governors and is provided subject to conditions appropriate to the instrument chosen. The initial instruments available to the ESM have been modeled upon those available to the EFSF and include the extension of loans to a Euro Area Member State in financial difficulties, interventions in the primary and secondary debt markets, action based on a precautionary program, and the extension of loans to governments, or since December 2014 directly to affected financial institutions, for the purposes of recapitalizing financial institutions. Each instrument is to be linked to a memorandum of understanding which sets forth the conditions for financial support that the Member State has negotiated with the European Commission in liaison with the ECB, as well as the monitoring and surveillance procedures established to ensure the Member State is progressing towards financial stability. In principle, decisions under the ESM are taken by mutual agreement. However, in the event that the European Commission and the ECB conclude that an urgent decision related to financial assistance is needed because the financial and economic sustainability of the euro area is threatened, the mutual agreement rule is replaced by a qualified majority of 85%. Given its voting rights of approximately 27%, the Federal Republic may veto any decision even under the emergency voting rule. As of April 2019, the ESM had loans outstanding to Spain, Cyprus and Greece of approximately EUR 90 billion.

Sources: European Stability Mechanism, History (https://www.esm.europa.eu/about-us/history); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU financial assistance, How is financial assistance given to EU countries? (http://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/how-financial-assistance-given-eu-countries_en); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU financial assistance, Loan programmes, ESM (http://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/loan-programmes/european-stability-mechanism-esm_en); European Stability Mechanism, Financial Assistance, Lending toolkit (https://www.esm.europa.eu/assistance/lending-toolkit); European Stability Mechanism, Frequently Asked Questions on the ESM (https://www.esm.europa.eu/sites/default/files/2014-07-28_faq_esm_archived.pdf); European Financial Stability Facility, Publications, Investor Presentation (https://www.esm.europa.eu/sites/default/files/efsfesmnewinvestorpresentationapr2019v1.pdf).

Financial Assistance to Euro Area Member States

Greece. From May 2010 to August 2018, Greece received financial support from Euro Area Member States and the IMF to cope with its financial difficulties and economic challenges. This support came in the form of economic adjustment programs, which included measures to support the Greek government’s efforts to address economic imbalances, tackle social challenges, and paved the way for sustainable economic growth and job creation. Under the first economic adjustment program, the Euro Area Member States agreed in May 2010 to provide Greece with stability support in the form of pooled bilateral loans of up to EUR 80 billion to be disbursed over the period May 2010 through June 2013, parallel to a loan facility provided by the IMF of up to EUR 30 billion. The Federal Republic committed to contribute up to approximately EUR 22.3 billion, which was to be extended by KfW on behalf of the Federal Republic. As of December 2011, a total amount of EUR 73 billion had been disbursed under the Greek Loan Facility, of which approximately EUR 53 billion were provided by Euro Area Member States and EUR 20 billion by the IMF.

Under the second economic adjustment program, which was approved by the Euro Area Member States in March 2012, the EFSF and the IMF committed the undisbursed amounts of the first program plus an additional EUR 130 billion in financial assistance for the years 2012 to 2014. Disbursements of financial assistance under the program were conditioned upon the observance of certain quantitative performance criteria and a positive evaluation of progress made on policy criteria. Following an extension by four months, the second program expired at the end of June 2015. The outstanding EFSF loan to Greece under the second program amounts to approximately EUR 130.9 billion.

In July 2015, the Greek government submitted a request to the ESM’s board of governors for further stability support. Following approval by the ESM’s board of governors, the European Commission signed a memorandum of understanding with Greece for a third economic adjustment program with a maximum financing volume of EUR 86 billion in the form of disbursements by the ESM. Such disbursements were contingent upon the Greek government’s progress in delivering on certain policy conditions set forth in the memorandum of understanding which aimed to enable the Greek economy to return to a sustainable growth path based on sound public finances, enhanced competitiveness, high employment and financial stability. On August 20, 2018, Greece successfully concluded the ESM financial assistance program without needing the maximum volume of financing available. The outstanding ESM loan to Greece amounts to EUR 59.9 billion. Greece remains subject to enhanced surveillance by the EU in accordance with a post-program framework adapted to Greece to support the continuation, completion, and delivery of reforms agreed under the program. As of the end of February 2019, Greece had already repaid SDR 20.1 billion of loans to the IMF. See “—Tables and Supplementary Information—Liabilities to International Financial Organizations” for a description of the concept of SDRs.

Sources: European Commission, Policies, Information and Services, Financial assistance to Greece (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/which-eu-countries-have-received-assistance/financial-assistance-greece_en); European Stability Mechanism, Financial Assistance, Greece (https://www.esm.europa.eu/assistance/greece); European Stability Mechanism, Greece successfully concludes ESM programme, press release of August 20, 2018 (https://www.esm.europa.eu/press-releases/greece-successfully-concludes-esm-programme); International Monetary Fund, Greece: Transactions with the Fund from May 01, 1984 to February 28, 2019 (https://www.imf.org/external/np/fin/tad/extrans1.aspx?memberkey1=360&startdate=1984-01-01&endDate=2019-02-28&tsvflag=Y).

Ireland. The first Euro Area Member State to receive support by the EFSM and EFSF was Ireland. The financial assistance, agreed upon in December 2010 and provided subject to compliance with an economic adjustment program, consisted of financial support in a total amount of EUR 85 billion, including EUR 22.5 billion financed through the EFSM, EUR 17.7 billion through the EFSF and EUR 22.5 billion through the IMF. The financial assistance program for Ireland expired as planned in December 2013. Ireland remains subject to post-program surveillance until at least 75% of EU’s financial assistance received has been repaid; this is not expected to occur until 2031. Ireland has already repaid the loans financed through the IMF in full.

Sources: European Commission, Policies, Information and Services, Financial Assistance in EU Member States, Ireland (http://ec.europa.eu/info/

business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/which-eu-countries-have-received-assistance/

financial-assistance-ireland_en); International Monetary Fund, Ireland: IMF Credit Outstanding as of February 28, 2019 (https://www.imf.org/external/np/fin/tad/exportal.aspx?memberKey1=470&date1key=2019-02-28&category=EXC).

Portugal. Following the Portuguese Republic’s application for support in early April 2011, euro area, EU and IMF financial assistance was provided for the 2011 to mid-2014 period on the basis of an economic adjustment program agreed between the Portuguese authorities and officials from the European Commission, the IMF and the ECB in May 2011. The total financial package amounted to EUR 78 billion, with EFSM, EFSF and IMF each contributing EUR 26 billion. The Portuguese government decided to exit its macroeconomic adjustment program without successor arrangement in June 2014. Portugal remains subject to post-program surveillance until at least 75% of the financial assistance received has been repaid; this is not expected to occur until 2026. Portugal has already repaid the loans financed through the IMF in full.

Sources: European Commission, Policies, Information and Services, Financial Assistance in EU Member States, Portugal (https://ec.europa.eu/info/

business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/which-eu-countries-have-received-assistance/

financial-assistance-portugal_en); International Monetary Fund, Portugal: Transactions with the Fund from May 01, 1984 to March 31, 2019 (http://www.imf.org/external/np/fin/tad/extrans1.aspx?memberKey1=810&endDate=2099%2D12%2D31&finposition_flag=YES).

Spain. In June 2012, the Spanish government requested financial assistance from the Euro Area Member States for the recapitalization of certain of its financial institutions. In July 2012, the finance ministers of the Euro Area Member States agreed to grant such financial assistance of up to EUR 100 billion, designed to cover the estimated shortfall in capital requirements along with an additional safety margin. The financial assistance was accompanied by policy conditionality focused on the banking sector. The assistance was initially financed by the EFSF and then transferred to the ESM (without applying seniority status). On December 31, 2013, the financial assistance program expired. The ESM disbursed a total of EUR 41.3 billion to the Spanish government for the recapitalization of the country’s banking sector. Spain remains subject to post-program surveillance until at least 75% of the financial assistance received has been repaid. As of the end of March 2019, Spain has already repaid EUR 17.6 billion, in part voluntarily.

Sources: European Commission, Policies, Information and Services, Financial Assistance in EU Member States, Spain (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/which-eu-countries-have-received-assistance/financial-assistance-spain_en); ESM, Financial Assistance, Spain (https://www.esm.europa.eu/assistance/spain); European Stability Mechanism, Spain successfully exits ESM financial assistance programme, press release of December 31, 2013 (https://www.esm.europa.eu/press-releases/spain-successfully-exits-esm-financial-assistance-programme).

Cyprus. The economic adjustment program for Cyprus was formally agreed in May 2013. The financial package was designed to cover financing needs of up to EUR 10 billion, with the ESM providing up to EUR 9 billion and the IMF contributing around EUR 1 billion. The program addressed Cyprus’s financial sector imbalances including an appropriate downsizing of the country’s financial sector, fiscal consolidation, structural reforms and privatization. The financial assistance program expired in March 2016 as planned. Approximately EUR 2.7 billion of the ESM financing package remained unutilized. Cyprus remains subject to post-program surveillance until at least 75% of the financial assistance received has been repaid, which is not expected before 2029.

Sources: European Commission, Policies, Information and Services, Financial Assistance in EU Member States, Cyprus (https://ec.europa.eu/info/

business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/which-eu-countries-have-received-assistance/

financial-assistance-cyprus_en); ESM, Financial Assistance, Cyprus (https://www.esm.europa.eu/assistance/cyprus); Eurogroup, Eurogroup Statement on Cyprus, press release of March 7, 2016 (http://www.consilium.europa.eu/de/press/press-releases/2016/03/07-eurogroup-statement-cyprus/).

Statistical Standards

Statistical Standard for the National Accounts

Since August 2014, the Federal Statistical Office calculates the German national accounts in accordance with the European System of National and Regional Accounts 2010 (“ESA 2010”) which, in turn, is based on the System of National Accounts (SNA 2008) of the United Nations. Recalculations have been conducted for all time series since 1991.

Statistical Standard for the Balance of Payments

Since July 2014, the methodological concept of the German balance of payments statistics follows the sixth edition of the Balance of Payments and International Investment Position Manual (“BPM6”), the revised standard of the IMF. The application of BPM6 is binding for Member States by virtue of a regulation adopted by the European Commission. Balance of payments data since 1991 have been recalculated in accordance with BPM6.

Source: Bundesbank, Changes in the methodology and classifications of the balance of payments and the international investment position, Monthly Report, June 2014 (https://www.bundesbank.de/resource/blob/622190/a6cfea65e258b014cd8edc85806b8c33/mL/2014-06-methodology-balance-of-payments-data.pdf).

Statistical Disclosure Standards of the International Monetary Fund

Since February 2015, the Federal Republic meets the Special Data Dissemination Standard Plus (“SDDS Plus”) of the IMF relating to coverage, periodicity and timeliness of economic data. The SDDS Plus was created in 2012 as an extension of the existing Special Data Dissemination Standard (“SDDS”). By providing comparable economic and financial data, it is designed to improve the transparency of the financial sector and its international interdependencies, and thus contributes to the identification of risks at an early stage. Although adherence by member countries to the SDDS Plus is voluntary, it carries a commitment requiring members to observe the standard and to provide certain information to the IMF about their practices in disseminating economic and financial data.

Source: Bundesbank, Statistics, IMF related Data, SDDS Plus (Special Data Dissemination Standard) (https://www.bundesbank.de/en/statistics/sets-of-indicators/

sdds-plus).

THE ECONOMY

Overview

Since 1945, the Federal Republic’s economic system has developed into a social market economy, combining the free initiative of the individual with progressive social principles. The Grundgesetz guarantees freedom of private enterprise and private property, provided that these basic rights are not exercised against the public good. The state mainly has a regulatory function in the market economy, setting the general framework of conditions within which market processes take place. State intervention in price setting is limited to a very small number of industries.

Key Economic Figures

The German economy is one of the world’s largest economies. In 2018, the GDP of Germany expressed at current prices was EUR 3,386.0 billion, compared to EUR 3,277.3 billion in 2017, which represents an increase of 3.3%. GDP adjusted for price effects rose by 1.4% compared to 2017, and exceeded the 1991 level by 45.9%. 1991 represents the first full year after German reunification on October 3, 1990. The growth in GDP since 1991 has been largely driven by productivity gains, as price-adjusted GDP per employee has risen by 26.2% since 1991. In calculating price-adjusted GDP, the Federal Statistical Office (Statistisches Bundesamt) uses a chain index based on the previous year’s prices. In 2018, GDP per capita at current prices was EUR 40,852 while GDP per employee at current prices was EUR 75,516.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2018 (March 2019), Table 2.1.4.

As in many advanced economies, the services sector of the Federal Republic has become the largest contributor to GDP (in terms of gross value added). In 2018, services accounted for 68.2% of gross value added, measured at current prices, compared to 61.9% in 1991. The two most important subsectors were “trade, transport, accommodation and food services,” accounting for 16.2% in 2018, compared to 16.2% in 1991, and “public services, education, health,” accounting for 18.2% of gross value added in 2018, compared to 15.9% in 1991. The production sector (excluding construction) generated 25.8% of gross value added compared to 30.9% in 1991. Construction contributed 5.3% to gross value added in 2017, compared to 6.0% in 1991, and agriculture, forestry and fishing accounted for 0.8% of gross value added in 2017, compared to 1.2% in 1991.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2018 (March 2019), Table 2.2.1.

In 2018, private final consumption expenditure totaled 52.5% of GDP in current prices, gross capital formation amounted to 20.8% and government final consumption expenditure equaled 19.6%. Exports and imports of goods and services accounted for 47.0% and 40.2% of GDP at current prices, respectively. The trade balance (according to national accounts) thus showed a surplus equal to 6.8% of GDP in 2018, which is lower than in the previous year (2017: 7.6% of GDP).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2018 (March 2019), Table 2.3.1.

In 2018, price-adjusted GDP rose by 1.4% compared to 2017. The GDP adjusted for both price and calendar effects, increased by 1.5% compared to 2017. Net exports had a slightly negative effect on economic growth in 2018 on a price-adjusted basis (growth contribution: -0.4 percentage points). Exports increased by 2.0% (2017: 4.6%), while imports rose by 3.3% (2017: 4.8%), all on a price-adjusted basis. Gross fixed capital formation in machinery and equipment increased in 2018 by 4.2%, compared to a 3.7% increase in 2017, in price-adjusted terms, while gross fixed capital formation in construction increased by 2.4% in price-adjusted terms. Final consumption expenditure of general government rose by 1.0% in 2018 on a price-adjusted basis, and final consumption expenditure of households rose by 1.0% on a price-adjusted basis compared to 2017.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2018 (March 2019), Tables 2.1.1, 2.3.2, 2.3.5 and 2.3.10.

The annual average rate of registered unemployment (as computed under the “national definition” of the Federal Employment Agency (Bundesagentur für Arbeit)) declined from 5.7% in 2017 to 5.2% in 2018. However, based on the internationally comparable method of calculation promulgated by the International Labour Organization (“ILO”), which is referred to as the “ILO definition,” the annual average unemployment rate decreased from 3.5% in 2017 to 3.2% in 2018. For an explanation of the differences between the national definition and the ILO definition, see “—Employment and Labor.” Inflation as measured by the percentage increase in the national consumer price index (“CPI”) increased to 1.8% in 2018, compared to 1.5% in 2017. Excluding energy prices, the index rose by 1.5%. General government gross debt stood at EUR 2,063.2 billion at year-end 2018, compared to EUR 2,115.4 billion at year-end 2017.

Sources: Bundesagentur für Arbeit, Monatsbericht Februar 2019, Table 6.1

(https://statistik.arbeitsagentur.de/Statistikdaten/Detail/201902/arbeitsmarktberichte/monatsbericht-monatsbericht/monatsbericht-d-0-201902-pdf.pdf) Statistisches Bundesamt, Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2018 (March 2019), Table 2.1.13; Statistisches Bundesamt, Fachserie 17, Reihe 7 (February 2019), Table 1.1 and 1.2; Deutsche Bundesbank, Time series BBK01.BJ9059: General government debt as defined in the Maastricht Treaty—Germany—overall (https://www.bundesbank.de/dynamic/action/en/statistics/time-series-databases/time-series-databases/745582/745582?listId=www_v27_web011_21a&tsId=BBK01.BJ9059).

The following table shows selected key economic figures for the Federal Republic for each of the years indicated.

KEY ECONOMIC FIGURES

	2018	2017	2016	2015	2014
	(EUR in billions, unless otherwise indicated)
GDP - at current prices	3,386.0	3,277.3	3,159.8	3,048.9	2,938.6
(change from previous year in %)	3.3	3.7	3.6	3.8	4.0
GDP - price-adjusted, chain-linked index (2010=100), not adjusted for calendar effects	115.3	113.7	111.3	108.8	107.0
(change from previous year in %)	1.4	2.2	2.2	1.7	2.2
GDP - price-adjusted, chain-linked index (2010=100), adjusted for calendar effects	115.4	113.8	111.1	108.7	107.1
(change from previous year in %)	1.5	2.5	2.2	1.5	2.2
Unemployment rate (ILO definition) (in %) (1)	3.2	3.5	3.9	4.3	4.7
Rate of inflation (year-to-year change in harmonized index of consumer prices (HICP) in %)	1.9	1.7	0.4	0.7	0.8
Balance of payments - current account	246.4	261.9	265.5	259.9	210.7
General government gross debt (2)	2,063.2	2,115.4	2,165.9	2,182.0	2,212.3

(1)	Unemployed persons, available and seeking work.
(2)	Definition according to Maastricht Treaty.

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2018 (February 2019), Tables 1.1 and 1.11; Statistisches Bundesamt, Preise, Verbraucherpreisindizes, Harmonisierter Verbraucherpreisindex, Jahresdurchschnitte, Veränderung zum Vorjahr (https://www.destatis.de/DE/Themen/Wirtschaft/Preise/Verbraucherpreisindex/Tabellen/Harmonisierter-Verbraucherpreisindex.html); Deutsche Bundesbank, Monatsbericht März 2017, Table XII.2; Deutsche Bundesbank, Time series BBK01.BJ9059: General government debt as defined in the Maastricht Treaty—Germany—overall (https://www.bundesbank.de/dynamic/action/en/statistics/time-series-databases/time-series-databases/745582/745582?listId=www_v27_web011_21a&tsId=BBK01.BJ9059).

Economic Outlook

In its forecast published in April 2019, the Federal Government projected that GDP in Germany will grow by 0.5% in 2019, with private consumption growing by 1.2% (all growth rates are expressed in price-adjusted terms). Exports and imports are expected to increase by 2.0% and 3.8%, respectively, on a price-adjusted basis compared to 2018. In price-adjusted terms, gross fixed capital formation in machinery and equipment is projected to increase by 2.0% and gross fixed capital formation in construction is forecast to increase by 2.7%. The Federal Government expects that domestic employment will increase by approximately 480,000 persons or 1.1% in 2019 compared to 2018, reaching a record level of 45.2 million persons in 2019. Registered unemployment (Arbeitslose) is expected to decrease by 145,000 persons compared to 2018 to 2.20 million persons in 2019 on average.

Source: Federal Ministry for Economic Affairs and Energy, Minister Altmaier: Slow period is over, but should serve as a warning: we need to keep improving the business environment, press release of April 17, 2019 (https://www.bmwi.de/Redaktion/EN/Pressemitteilungen/2019/20190417-altmaier-slow-period-is-over.html).

Economic Policy

General

The Federal Government continues the strategy of enhancing economic growth, while maintaining fiscal discipline. At the same time the aim is for the German economy to remain competitive and to strengthen its growth potential by way of increasing public investment and improving conditions for private investment, thus broadening the scope for a sustained boost to the long-term performance of the German economy. Current policy initiatives are outlined below in more detail.

Current Policy Initiatives

The Federal Government has continued the consolidation of public finances, fully adhering both to the requirements stipulated by the constitutional balanced budget rule (known as the “debt brake” (Schuldenbremse)), as well as to the European frameworks such as the SGP and the fiscal compact. For further details on the budget surveillance procedures, see “—General—The European Union and European Integration—EU Economic Governance.” In 2018, overall public sector finances were again positive, with net lending of general government at 1.7% of GDP. This means that the public sector achieved a surplus for the fifth year in succession. This trend is expected to continue in the years ahead. According to the present federal budget planning, no new borrowing will be required in the period between 2019 and 2022. The goal of cutting the debt-to-GDP ratio to less than 70% was attained by the end of 2016. The Federal Government’s projection assumes that the debt ratio will fall below the “Maastricht threshold” of 60% of GDP as early as 2019. For further information on the Federal Republic’s fiscal situation and prospects, see “—Public Finance—Germany’s General Government Deficit/Surplus and General Government Gross Debt” and “Public Finance—Fiscal Outlook.”

In late 2016, the Federal Government and the Länder agreed on key points for reforming the financial relations between the Federation and the Länder. The reform is aimed at creating a sustainable and equitable system of revenue sharing, to enable all levels of government to comply with the requirements of the national “debt brake.” The Federation will provide additional funding to the Länder from 2020 onwards, starting at approximately EUR 9.7 billion. This is expected to help the Länder to comply with the national “debt brake” and create room for additional public investment on the Länder and municipal levels. The new rules for revenue sharing, taking effect in 2020, will combine the current horizontal distribution of value added tax (“VAT”) revenue (with supplementary shares for Länder with lower revenues) with the current fiscal equalization between the Länder. From 2020 onwards, all fiscal equalization will be achieved through deductions from and supplements to the VAT revenue shares of the Länder. In addition, the reform provides for:

•

the creation of a federal infrastructure company for motorways and other federal highways, which will combine responsibilities of different levels of government. The aim is to reap the potential for efficiency gains in the planning, construction, maintenance, operation and financing of highways and thus to permit quicker and cheaper investment over the life cycle of highways;

•	the introduction of a single joint IT platform for administrative services of the Federation and the Länder;

•	the strengthening of the influence of the Federation on tax administration, in particular in the area of computer-based automation;

•	the strengthening of the Stability Council (Stabilitätsrat), a joint body of the Federation and the Länder; and

•	the introduction of inspection rights of the Federal Court of Auditors (Bundesrechnungshof) in the area of joint financing at the Länder level.

The Federal Government is focusing particularly on enhancing public sector investment. In total, federal fixed capital expenditure at current prices has risen by approximately 54% from 2013-2018, to EUR 38 billion in the 2018 federal budget. Public investment focuses on transport infrastructure, digital infrastructure, microelectronics, development of electromobility, support for energy efficiency measures for buildings, and the promotion of social housing. The Federal Government is also assisting the Länder and the municipalities by providing fiscal support, thus boosting the scope for municipalities and Länder to invest. For example, financially weak municipalities benefit from an additional EUR 7 billion provided by the Federal Government through the Municipal Investment Promotion Fund (Kommunalinvestitionsförderungsfonds).

In order to secure the long-term success of Germany’s economy in the digital age, the Federal Government has adopted the implementation strategy “Shaping Digitization” which formulates digital policy goals and combines priority digitization projects. The Federal Government regards digital infrastructure as a key strategic factor for the economy and aims to roll out comprehensive gigabit networks throughout Germany by 2025. In order to support gigabit networks expansion, particularly in rural areas, and to improve the digital infrastructure for schools, a special fund “Digital Infrastructure” was established. The fund was established with a basic endowment of EUR 2.4 billion and will in addition be financed by the proceeds resulting from the assignment of the 5G-spectrum.

As part of its high-tech strategy, the Federal Government provides incentives for research and development, particularly in the priority fields of digital economy and society, sustainable economic activity and energy, innovative working environment, healthy living, intelligent mobility, and civil security. The Federal Government has also improved the framework for private-sector investment, including by promoting venture capital and start-ups through various initiatives. To improve the general business environment, the Federal Government has cut red tape and has decreased compliance costs for companies.

The Federal Government intends to ensure that the German economy continues to grow in the coming years by continuing to improve conditions for growth in productivity, incomes, and employment. The government intends to achieve this by strengthening public investment in infrastructure, education and R&D, by ensuring that private and public investments complement each other, by strengthening businesses’ innovative capacity, and by further increasing efforts in the areas of skilled labor and qualifications. Because approximately 90% of investments in Germany are made by the private sector, the Federal Government aims to continue to improve conditions to boost investments by households and businesses.

In the field of labor taxation, there is a broad consensus that disposable incomes should be increased, particularly for families and low and middle income earners. In the field of corporate taxation, international developments are examined carefully. The Federal Government prefers targeted, growth-oriented relief, for example by providing tax incentives for R&D. The reduction of compliance costs and the removal of obstacles, particularly for small and medium-sized enterprises, remain crucial. The joint German-French initiative for an effective international minimum taxation aims to address the remaining issues of base erosion and profit shifting and intends to solve tax problems related to the digitalized economy to a large extent.

In order to ensure that as many workers as possible can benefit from the strong labor market and to secure adequate working conditions, the Federal Government has launched a number of policy measures. Since January 1, 2015, a general statutory gross minimum wage has been in place. Every two years, the minimum wage is assessed and, if appropriate, adjustments are proposed by a commission comprising representatives of the unions and of the employers’ associations in equal shares. On January 1, 2019, the minimum wage was raised from EUR 8.84 to EUR 9.19 per hour worked. On January 1, 2020, it will be raised further to EUR 9.35 per hour. The Federal Government has taken measures within a comprehensive concept to increase the chances of long-term unemployed persons regaining access to the regular labor market. It has amended the law on part-time and fixed-term contracts, complementing the entitlement to temporary part-time work with a right to return to one’s previous working hours. Under this law, the “on-call work” has also been regulated in favour of the employee, granting more adequate planning and income security.

In order to support workers to have the necessary skills to adapt to a changing world of work, the Federal Government strengthened continuous training counseling by the Federal Employment Agency and extended existing support instruments for continuous education to those workers whose professional activities are in risk of being replaced by new digital technologies or otherwise threatened by structural change. In the future, the subsidy will not only cover costs of continuing education, but also partly wages. These measures are part of the Qualification Opportunities Act (Qualifizierungschancengesetz) that entered into force on January 1, 2019.

The Federal Government is developing strategies to counteract the effects of demographic change on the business sector. The aim is to strengthen and activate the potential pool of skilled labor in the domestic economy and to make Germany more attractive for qualified professionals from other countries. Making family and working life more compatible not only contributes to equal opportunity, but also to activating additional skills for companies. Thus, the Federal Government has supported the Länder and local authorities with over EUR 6 billion during the past legislative term. The funds were invested in the expansion, operation and improvement of child day care, and in federal programs for language education. This legislative term, the efforts to expand all-day schools, childcare services and especially to increase the quality of childcare (Gute Kita-Gesetz) are being strengthened. The Federal Government is supporting the Länder and local authorities with over EUR 10 billion. In order to provide greater support to working patterns that fit in with other aspects of life, the legal framework for a more flexible transition from working life to retirement was improved by the Variable Pension Act (Flexirentengesetz).

Migration of refugees and asylum seekers to Germany was high in 2015 and 2016, amounting to 442,000 and 722,000 new asylum applicants respectively. It decreased to 198,000 in 2017 and 162,000 in 2018. Nevertheless, the integration of immigrants remains an important social and economic challenge. In 2017, the Federal Government took a number of new measures to promote the successful integration of immigrants into society and the labor market. Besides increasing the supply of high-quality language and integration courses, it has enacted regulations allowing for better monitoring of compliance of immigrants with such course measures. With regard to the integration of refugees into the labor market significant progress has been made. However, further integration into the labor market will take time as can be seen from past experience with refugees arriving in Germany.

Following the nuclear disaster which affected the Japanese nuclear power plant in Fukushima in March 2011, the Federal Government decided to accelerate the ongoing transition to a more sustainable energy set-up (Energiewende). Among other things, it passed legislation for the shutdown of all nuclear power stations in Germany by 2022 while rendering climate protection, energy efficiency and the growing use of renewable energy as key energy policy objectives. The Federal Government set a long-term target of achieving a 80% to 95% reduction in greenhouse gas emissions by 2050, compared to 1990 levels. To this end, the energy concept is intended to increase the production and use of renewable energy sources (“RES”), making them the primary source of the German energy supply, and to cut energy demand by 50% by 2050. The overarching principle for the future implementation of the energy reforms is the “energy policy triangle” of a secure, affordable and environmentally compatible energy supply.

The most important legislative instrument to promote the generation of electricity from RES remains the Renewable Energy Source Act (Erneuerbare Energien Gesetz; “EEG”), which has been in force since 2000. The amended EEG, in force since 2017, has placed the future expansion of RES on a cost-efficient basis by introducing technology-specific auctions for the determination of the remuneration of RES. The National Energy Efficiency Action Plan, which was adopted in December 2014, sets out the Federal Government’s efficiency strategy which is due to be revised and enhanced in the current legislative term. It aims to raise awareness of the economic viability of efficiency measures on a cross-sectoral basis and to put the conditions in place in order to make full use of the potential for efficiency improvements. Another important reform in 2016 concerned the electricity market (Strommarkt 2.0). RES are now the most important source of electricity in Germany, accounting for nearly 40% of gross electricity generation. In order to achieve the long-term goal of an almost CO2-free energy supply, greater efforts will be required to further reduce the total energy requirement across all sectors and to make the electricity system even more flexible.

In 2018, the Federal Government set a new target for the expansion of RES which are now due to deliver 65% of electricity consumption by 2030. The expansion of RES requires the modernization and significant expansion of the transmission grid. In June 2018, the Federal Government instructed a commission on “growth, structural change and employment” with representatives from various stakeholders to work out recommendations on a phase-out of all coal-based power generation. At the beginning of 2019, the commission submitted its report, which suggests 2038 as the respective end date and includes proposals for the structural development of coal regions. The Federal Government is currently examining the commission’s recommendations and has announced swift implementation of legislative measures on their basis. Besides these measures, sector coupling, which is the efficient use of renewable electricity for heating, transport and industry, is expected to make an important contribution to decarbonization.

For information on recent government measures to stabilize Germany’s financial system, see “—Monetary and Financial System—Financial System—German Financial System.” For information on government budgets, see “—Public Finance.” For information on the response to the European sovereign debt crisis, see “—General—The European Union and European Integration—Response to the European Sovereign Debt Crisis” and “General—The European Union and European Integration—EU Economic Governance.”

Sources: Bundesministerium für Wirtschaft und Energie, Annual Economic Report 2018 (https://www.bmwi.de/Redaktion/EN/Publikationen/jahreswirtschaftsbericht-2018.pdf?__blob=publicationFile&v=3); Bundesministerium für Wirtschaft und Energie, Jahreswirtschaftsbericht 2019 (https://www.bmwi.de/Redaktion/DE/Publikationen/Wirtschaft/jahreswirtschaftsbericht-2019.pdf?__blob=publicationFile&v=12); Statistisches Bundesamt, 2018: general government achieved record surplus of 58 billion euros, press release of February 22, 2019 (https://www.destatis.de/EN/PressServices/Press/pr/2019/02/PE19_065_813.html); Bundesministerium der Finanzen, Draft 2019 budget and financial plan to 2022: forwardlooking, fair and responsible, press release of July 6, 2018 (https://www.bundesfinanzministerium.de/Content/EN/Pressemitteilungen/2018/2018-07-27-2019-budget.html); Bundesministerium der Finanzen, Bundeshaushalt 2018, press release of June 28, 2017 (http://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2017/06/2017-06-28-PM20-bundeshaushalt-2018.html); Bundesministerium der Finanzen, Die Neuordnung der Bund-Länder-Finanzbeziehungen (https://www.bundesfinanzministerium.de/Monatsberichte/2017/08/Inhalte/Kapitel-3-Analysen/3-1-Neuordnung-Bund-Laender-Finanzbeziehungen.html) Bundesministerium der Finanzen, Entwicklung der öffentlichen Finanzen, February 2017 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Entwicklung_Oeffentliche_Finanzen/entwicklung-oeffentliche-finanzen.html); Federal Ministry of Education and Research, Wissenswertes zum DigitalPakt Schule (https://www.bmbf.de/de/wissenswertes-zum-digitalpakt-schule-6496.html); Bundesregierung, Ab 2017 beträgt der Mindestlohn 8,84 Euro (https://www.bundesregierung.de/Content/DE/Artikel/2016/10/2016-10-26-neuer-mindestlohn2017.html); Bundesamt für Migration und Flüchtlinge: Asylgeschäftsstatistik, Schlüsselzahlen Asyl 2018 (http://www.bamf.de/SharedDocs/Anlagen/DE/Publikationen/Flyer/flyer-schluesselzahlen-asyl-2018.pdf?__blob=publicationFile); Bundesministerium für Arbeit und Soziales, Verkündung der Zweiten Mindestlohnanpassungsverordnung (https://www.bmas.de/DE/Presse/Meldungen/2018/verkuendung-der-zweiten-mindestlohnanpassungsverordnung.html); Federal Office for Migration and Refugees (BAMF), Aktuelle Zahlen zu Asyl (02/2019) (http://www.bamf.de/SharedDocs/Anlagen/DE/Downloads/Infothek/Statistik/Asyl/aktuelle-zahlen-zu-asyl-februar-2019.pdf;jsessionid=F7EC6355FB47C51699E829556E767DA2.1_cid359?__blob=publicationFile); Bundesministerium für Arbeit und Soziales, Brückenteilzeit (https://www.bmas.de/DE/Schwerpunkte/Brueckenteilzeit/brueckenteilzeit-artikel.html) und Qualifizierungsoffensive am Arbeitsmarkt (https://www.bmas.de/DE/Schwerpunkte/Nationale-Weiterbildungsstrategie/qualifizierungsoffensive.html); Climate Action Plan 2050, Executive Summary (https://www.bmu.de/fileadmin/Daten_BMU/Download_PDF/Klimaschutz/klimaschutzplan_2050_kurzf_en_bf.pdf); German Environment Agency (UBA), Erneuerbare Energien in Zahlen (https://www.umweltbundesamt.de/themen/klima-energie/erneuerbare-energien/erneuerbare-energien-in-zahlen?sprungmarke=strom#textpart-1); Bundesministerium für Wirtschaft und Energie, Nationales Reformprogramm 2018 (https://www.bmwi.de/Redaktion/DE/Publikationen/Europa/nationales-reformprogramm-2018.pdf?__blob=publicationFile&v=4).

Gross Domestic Product

The following tables show the structure of the Federal Republic’s GDP at current prices by use and origin for each of the years indicated along with changes over the respective preceding period.

STRUCTURE OF GDP—USE

	2018	2017	2016	2015	2014	2018	2017	2016	2015
	(EUR in billions)					(change in %)
Domestic uses	3,156.8	3,029.5	2,912.3	2,804.7	2,735.1	4.2	4.0	3.8	2.5
Final private consumption	1,776.7	1,732.2	1,675.6	1,630,9	1,594.1	2.6	3.4	2.7	2.3
Final government consumption	662.2	638.9	615.5	587.4	564.0	3.6	3.8	4.8	4.2
Gross fixed capital formation	703.3	665.7	634.0	605.5	587.5	5.6	5.0	4.7	3.1
Machinery and equipment	225.7	215.2	206.5	201.2	191.7	4.9	4.2	2.6	5.0
Construction	350.5	326.6	307.1	290.7	289.7	7.3	6.4	5.6	0.4
Other products	127.1	123.9	120.4	113.6	106.2	2.6	2.9	6.0	6.9
Changes in inventories (1)	14.6	-7.2	-12.8	-19.1	-10.5	—	—	—	—
Net exports (1)	229.2	247.8	247.5	244.1	203.5	—	—	—	—

	2018	2017	2016	2015	2014	2018	2017	2016	2015
	(EUR in billions)					(change in %)
Exports	1,590.2	1,541.9	1,450.2	1,428.7	1,341.3	3.1	6.3	1.5	6.5
Imports	1,360.9	1,294,1	1,202.8	1,184.6	1,137.8	5.2	7.6	1.5	4.1

Gross domestic product	3,386.0	3,277.3	3,159.8	3,048.9	2,938.6	3.3	3.7	3.6	3.8

(1)	Percentage changes are not presented due to the potentially changing signs of these net positions.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2018 (February 2019), Tables 3.1 and 3.9.

STRUCTURE OF GDP—ORIGIN

	2018	2017	2016	2015	2014	2018	2017	2016	2015
	(EUR in billions)					(change in %)
Gross value added of all economic sectors	3,053.2	2,954.7	2,847.7	2,745.3	2,646.4	3.3	3.8	3.7	3.7
Agriculture, forestry and fishing	23.2	25.5	21.1	19.9	25.7	-9.0	21.0	5.8	-22.5
Production sector (excluding construction)	786.9	772.5	747.8	710.1	681.8	1.9	3.3	5.3	4.2
Construction	160.4	144.3	133.9	125.8	120.0	11.2	7.8	6.5	4.8
Trade, transport, accommodation and food services	496.0	478.4	456.2	440.4	417.9	3.7	4.9	3.6	5.4
Information and communication	143.9	137.2	133.2	128.8	125.2	4.9	3.0	3.4	2.9
Financial and insurance services	112.6	113.3	113.1	111.6	109.4	-0.6	0.2	1.3	2.0
Real estate activities	324.7	316.2	308.3	302.4	293.4	2.7	2.6	2.0	3.1
Business services	330.3	319.4	308.7	301.4	289.1	3.4	3.4	2.4	4.3
Public services, education, health	555.3	531.3	512.3	493.0	476.4	4.5	3.7	3.9	3.5
Other services	119.8	116.6	113.2	112.1	107.7	2.7	3.0	1.0	4.0
Taxes on products offset against subsidies on products	332.8	322.6	312.0	303.5	292.1	3.2	3.4	2.8	3.9

Gross domestic product	3,386.0	3,277.3	3,159.8	3,048.9	2,938.6	3.3	3.7	3.6	3.8

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2018 (February 2019), Tables 1.14 and 2.1.

Sectors of the Economy

Production Sector

Following German reunification in 1990, industry in the eastern Länder (i.e., the former German Democratic Republic), has undergone a restructuring process. Today, the German production sector is characterized by a balanced mix of small, medium and large enterprises, and is almost entirely privately owned. Measured by its share in value added, approximately 59% of the production sector is geographically concentrated in the western Länder of Bavaria, Baden-Württemberg and North Rhine-Westphalia. The main segments of the production sector relate to the manufacturing of motor vehicles, machinery and equipment, electrical and optical equipment, basic metals and fabricated metal products, as well as chemicals and chemical products. In 2018, the production sector’s aggregate contribution to gross value added at current prices was 25.8% (excluding construction) and 31.0% (including construction), respectively. Its price-adjusted gross value added (excluding construction) increased by 0.8% year-on-year in 2018, after increasing by 2.4% in 2017.

Sources: Volkswirtschaftliche Gesamtrechnungen der Länder, Reihe 1, Länderergebnisse Band 1 (February 2019), Table 2.3; Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2018 (February 2019), Tables 2.2.1 and 2.2.2. and 3.2.1.

OUTPUT IN THE PRODUCTION SECTOR (1)

(2015 = 100)

	2018	2017	2016	2015
Production sector, total	106.0	104.9	101.5	99.7
Industry (2)	106.1	104.7	101.1	99.7
of which:
Intermediate goods (3)	105.7	104.9	100.9	99.8
Capital goods (4)	106.1	105.0	101.3	99.7
Durable goods (5)	106.1	106.9	102.6	99.6
Nondurable goods (6)	107.1	103.0	101.0	99.8
Energy (7)	97.0	98.8	98.7	100.1
Construction (8)	109.7	108.7	105.3	99.6

(1)	Adjusted for working-day variations.
(2)	Manufacturing sector, unless assigned to the main grouping energy, plus mining and quarrying.
(3)	Including mining and quarrying except energy-producing goods.
(4)	Including manufacture of motor vehicles and components.
(5)	Consumption goods that have a long-term use, such as furniture.
(6)	Consumption goods that have a short-term use, such as food. Including printing and service activities related to printing.
(7)	Electricity, gas, steam and hot water supply, mining and quarrying of energy-producing materials, and especially manufacture of refined petroleum products.
(8)	Comprises the economic classifications “Site preparation” and “Building of complete constructions or parts thereof; civil engineering.”

Source: Deutsche Bundesbank, Monatsbericht März 2019, Table XI.2.

Services Sector

As in most other industrialized countries, the services sector, which comprises “trade, transport, accommodation and food services,” “information and communication,” “financial and insurance services,” “real estate activities,” “business services,” “public services, education, health” as well as “other services,” has expanded rapidly in recent years and is currently the largest contributor to gross value added. In 2018, the services sector’s aggregate contribution to gross value added at current prices was 68.2%, slightly exceeding the previous year’s level of 68.1%, compared to only 61.9% in 1991. Within the services sector, “public services, education, health” represented the largest subsector in terms of contribution to total gross value added at current prices, contributing 18.2% in 2018 after 18.0% in 2017.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2018 (March 2019), Tables 2.2.1. and 3.2.1.

Employment and Labor

As economic growth continued in 2018, labor market conditions improved further. In 2018, the average unemployment rate according to the national definition was 5.2%, compared to 5.7% in 2017. Under the ILO definition, the average unemployment rate was 3.2% in 2018 compared to 3.5% in 2017, having declined to the lowest level of unemployment since 1991. The number of persons resident in Germany who were either employed or self-employed in 2018 was 44.7 million, an increase of 1.3% compared to 2017.

Sources: Bundesagentur für Arbeit, Monatsbericht Februar 2019, Table 6.1 (https://statistik.arbeitsagentur.de/Statistikdaten/Detail/201902/arbeitsmarktberichte/monatsbericht-monatsbericht/monatsbericht-d-0-201902-pdf.pdf); Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2018 (March 2019), Table 2.1.13.

The following table presents data with respect to employment and unemployment for each of the years indicated. Persons who are participating in programs such as vocational training, job creation plans or early retirement, which are designed to reduce unemployment, are not included in the unemployment rates shown below, as they are not treated as unemployed.

EMPLOYMENT AND UNEMPLOYMENT

	2018	2017	2016	2015	2014
Employed (in thousands)–ILO definition	44,714	44,155	43,550	42,993	42,607
Unemployed (in thousands)–ILO definition (1)	1,471	1,621	1,774	1,950	2,090
Unemployment rate (in %)–ILO definition	3.2	3.5	3.9	4.3	4.7
Unemployed (in thousands)–national definition (2)	2,340	2,533	2,691	2,795	2,898
Unemployment rate (in %)–national definition (3)	5.2	5.7	6.1	6.4	6.7

(1)	Unemployed persons, available and seeking work.
(2)	Registered unemployed persons, available and seeking work (but including persons working up to 15 hours per week).
(3)	As a percentage of the total work force (excluding armed forces).

Sources: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Dezember und das Jahr 2018, Table 10.1; Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2018 (February 2019), Table 1.11.

The following table presents data with respect to the employment rate broken down by gender and age for 2017 and 2007.

EMPLOYMENT RATE—BREAKDOWN BY GENDER AND AGE

	Total		Men		Women
(Age in years)	2018	2008	2018	2008	2018	2008
	(Employed persons as a percentage of total population of same gender and age)
15 to 19	26.7	29.0	28.9	31.8	24.3	25.9
20 to 24	65.7	64.5	66.6	66.7	64.7	62.0
25 to 29	79.7	74.7	82.5	79.1	76.7	70.2
30 to 34	83.2	79.0	88.9	87.4	77.1	70.5
35 to 39	84.9	82.3	90.7	89.9	78.9	74.6
40 to 44	86.8	84.1	91.1	90.0	82.5	78.1
45 to 49	87.6	83.3	90.8	88.3	84.5	78.2
50 to 54	86.2	79.1	89.8	84.4	82.6	73.9
55 to 59	80.8	68.6	84.9	76.3	76.7	61.1
60 to 64	60.4	35.0	65.5	43.0	55.6	27.2
65 and older	7.4	3.8	10.2	5.6	5.2	2.5

Total (15 and older)	59.2	54.4	64.2	61.2	54.3	48.0

Source: Statistisches Bundesamt, Erwerbsbeteiligung, Erwerbstätige und Erwerbstätigenquote nach Geschlecht und Alter 2008 und 2018, Ergebnis des Mikrozensus (https://www.destatis.de/DE/Themen/Arbeit/Arbeitsmarkt/Erwerbstaetigkeit/Tabellen/erwerbstaetige-erwerbstaetigenquote.html).

The following table presents data with respect to the structure of employment by economic sector for 2018 and 2008.

STRUCTURE OF EMPLOYMENT—ECONOMIC SECTORS

	2018	2008
	(Percent of total)
Agriculture, forestry and fishing	1.4	1.6
Production sector (excluding construction)	18.6	19.6
of which: manufacturing	17.3	18.3
Construction	5.6	5.6
Trade, transport, accommodation and food services	22.7	23.2
Information and communication	2.9	3.0
Financial and insurance services	2.5	3.0
Real estate activities	1.1	1.2
Business services	13.6	12.2
Public services, education, health	24.8	23.4
Other services	6.7	7.2

Total (1)	100.0	100.0

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2018 (March 2019), Table 2.2.9.

The following table shows changes in the annual wage level per employee and unit labor costs per hour worked for each of the years indicated.

WAGE TRENDS AND LABOR COSTS

	2018	2017	2016	2015	2014
Gross wages and salaries per employee in EUR	35,229	34,145	33,309	32,524	31,641
Change from previous year in %	3.2	2.5	2.4	2.8	2.8
Unit labor costs per hour worked
Index (2010=100)	114.2	111.3	109.7	108.4	106.5
Change from previous year in %	2.6	1.5	1.2	1.8	1.1

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2018 (February 2019), Tables 2.17 and 2.20.

About one-sixth of the German work force consists of members of unions. The German Trade Union Federation (Deutscher Gewerkschaftsbund) serves as an umbrella organization for eight such unions. In 2018, approximately 6 million persons were members of a union under the umbrella of the Deutscher Gewerkschaftsbund, roughly unchanged since 2013, but considerably less compared to the 11.8 million members in 1991, the first full year after German reunification. One major reason contributing to the strong decline since 1991 is the significant fall in manufacturing employment in the eastern Länder after reunification.

Each member union typically covers employees of an entire industry, regardless of the precise type of work done by those employees (the “one union, one industry” principle). As a result, employers usually deal with only one negotiating partner on the labor side in each specific industry. The unions and employers of each specific industry enter into collective labor agreements (Tarifverträge) without government intervention. The collective labor agreements often apply to all employees of a given industry, regardless of whether or not a particular employee is a member of a union, so long as the employer is a member of the relevant association of employers, which is often the case. Despite their binding character, collective labor agreements in many cases contain opt-out clauses (Öffnungsklauseln) allowing for company-specific adjustments to be negotiated between the employer and the works council at the specific company. Moreover, there is a range of additional possibilities to deviate from these agreements. Many employers in the eastern Länder are not members of employers’ associations, which means that wages are individually negotiated, often resulting in wage levels that are lower than those provided for by the collective labor agreements.

Sources: Deutscher Gewerkschaftsbund, DGB-Mitgliederzahlen ab 2010 (http://www.dgb.de/uber-uns/dgb-heute/mitgliederzahlen/2010); Deutscher Gewerkschaftsbund, Mitgliederzahlen 1950-1993 (http://www.dgb.de/uber-uns/dgb-heute/mitgliederzahlen/1950-1993); European Trade Union Institute, National Industrial Relations, Countries, Germany, Trade Unions (http://www.worker-participation.eu/National-Industrial-Relations/Countries/Germany); Bundeszentrale für politische Bildung, Tarifautonomie (http://www.bpb.de/nachschlagen/lexika/handwoerterbuch-politisches-system/202193/tarifautonomie).

Social Security, Social Protection, and Social Policy

The comprehensive system of social security and protection in effect in the Federal Republic includes in particular health insurance, long-term care insurance, retirement and disability pensions, participation benefits and benefits for medical rehabilitation, protection against the effects of occupational accidents and diseases by means of the mandatory occupational accident insurance, unemployment benefits, family benefits, benefits and rehabilitation for persons with disabilities, allowances to orphans and to single persons with dependents, and the provision of general public assistance to persons in need. The majority of the German population is covered by mandatory statutory retirement pensions and health insurance. Hospitals and institutions caring for children and handicapped persons are operated by municipalities, churches, charitable institutions, and private providers.

Most of these social services are mainly funded through social security contributions from employers and employees, and a smaller part is funded through direct contributions by the Federal Republic, the Länder, municipalities and other public institutions, depending notably upon whether the respective social service is provided by an insurance-based system funded through contributions or a social-assistance-like program funded through taxes.

The Federal Republic’s statutory retirement insurance system operates on a pay-as-you-go basis, with contributions from current employers and employees funding payments to current retired persons. Generally, all employed and some self-employed and other persons are subject to mandatory insurance in the statutory retirement system. Certain persons, including employed members of particular professions (including some freelance professions) may apply for exemption, while others, as in the case of civil servants, are automatically exempted from mandatory participation in the statutory retirement pension insurance system. Instead, exempted persons have to contribute to professional or public pension schemes or, in the case of civil servants and similar groups, they will benefit from special pension schemes for civil servants. Furthermore, the Retirement Funds Act (Altersvermögensgesetz) aims to ensure the long-term viability of the statutory retirement pension insurance system by encouraging insured persons to also sign up for designated privately funded or corporate-funded pension schemes, for which certain bonus payments and tax incentives are provided, with a view to offsetting the expected decline of payments from the statutory retirement pension insurance.

Statutory health insurance coverage must remain available to all persons fulfilling the applicable eligibility criteria. Within the statutory health insurance system, insured persons may choose among a large number of statutory health insurance funds that have developed historically. Persons whose gross income exceeds certain thresholds as well as civil servants, self-employed persons and members of certain professions may opt out of the statutory system and choose private health insurance coverage, which, in case of opting-out, is obligatory as well. Contributions to the statutory health insurance system are based solely on the insured person’s income situation and are independent of the insured person’s gender, age and medical risk. By contrast, contributions towards private health insurance coverage are mainly calculated based on age, medical risk and the desired level of coverage.

In 2018, social security revenue, as shown in the national accounts, amounted to EUR 661.4 billion, and expenditure was EUR 646.4 billion. The social security budget thus incurred a surplus of EUR 14.9 billion in 2018, after a surplus of EUR 10.1 billion in 2017.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2018 (March 2019), Table 3.4.3.7.

In light of a changing population structure, the Federal Government has already implemented structural reforms of the statutory pension system in order to safeguard the sustainability of the social security system in the long term. In addition, Germany has implemented reforms of the statutory pension insurance which gradually raise the regular retirement age by two years to the age of 67 since 2012. For example, the 1964 birth cohort will reach the regular retirement age in 2031.

To increase the sustainability of the health care system, Germany has implemented several structural reform measures to strengthen competition among providers in order to improve the efficiency and quality of health care services.

Source: Bundesministerium der Gesundheit, Gesundheitsfonds (http://www.bmg.bund.de/themen/krankenversicherung/finanzierung/gesundheitsfonds.html); Bundesministerium für Arbeit und Soziales, Pensions from age 67 (http://www.bmas.de/EN/Our-Topics/Pensions/pensions-from-age-67.html).

International Economic Relations

International economic relations are of major importance to the German economy. In 2018, exports and imports of goods and services amounted to 47.0% and 40.2% of GDP at current prices, respectively. The Federal Republic supports the European Union in pursuing a liberal foreign trade policy aimed at dismantling tariffs and other barriers to trade. The responsibility for trade matters (particularly negotiating free trade agreements) in the EU rests with the European Commission. For further information on the EU’s responsibility for trade matters, see “—General—The European Union and European Integration— Economic Integration.”

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2018 (March 2019), Table 2.3.1.

Because the Federal Republic’s economy depends on exports, it is particularly vulnerable to trade barriers, such as protective tariffs. The Federal Government thus supports efforts to reduce trade barriers, such as the current negotiations within the framework of the WTO under the Doha Development Agenda. The Federal Government also supports the Comprehensive Economic and Trade Agreement (CETA), a trade agreement between the EU and Canada. This agreement was approved by the European Parliament in February 2017. On September 21, 2017, CETA entered into force provisionally, i.e. most of the agreement, with the exception of investment protection, investment market access for portfolio investment and the Investment Court System, is already in force. CETA will take full effect after ratification by all EU Member States. In December 2017, the EU finalized a free trade agreement with Japan (Economic Partnership Agreement), which is intended to remove the majority of duties and regulatory barriers.

Sources: Bundesministerium für Wirtschaft und Energie, WTO-Welthandelsrunde “Doha Development Agenda” (https://www.bmwi.de/Redaktion/DE/Artikel/Aussenwirtschaft/wto-doha.html); Bundesministerium für Wirtschaft und Energie, CETA – Das europäisch-kanadische Wirtschafts- und Handelsabkommen (http://www.bmwi.de/Redaktion/DE/Dossier/ceta.html); Bundesministerium für Wirtschaft und Energie, Europäisches Parlament stimmt CETA zu, press release of February 15, 2017 (http://www.bmwi.de/Redaktion/DE/Pressemitteilungen/2017/20170215-europaeisches-parlament-stimmt-ceta-zu.html); European Commission, CETA explained (http://ec.europa.eu/trade/policy/in-focus/ceta/ceta-explained/); European Commission, EU and Japan finalise Economic Partnership Agreement, press release of December 8, 2017 (http://trade.ec.europa.eu/doclib/press/index.cfm?id=1767&title=EU-and-Japan-finalise-Economic-Partnership-Agreement).

Balance of Payments

The Federal Republic typically achieves a surplus in the trading of goods. Traditionally, this surplus has been partially offset by deficits in other fields, such as services and secondary income. In 2018, the current account surplus totaled EUR 246.4 billion, compared to EUR 261.9 billion in 2017, a decrease of EUR 15.5 billion. Thus the current account surplus declined to 7.3% of nominal GDP.

Source: Deutsche Bundesbank, Monatsbericht März 2019, Table XII.2.

According to data prepared by the Deutsche Bundesbank, applying the annual averages of a broad monthly indicator of Germany’s price competitiveness compared to 56 trading partners based on consumer price indices, Germany’s price competitiveness has been relatively stable since 1999, fluctuating within a range of approximately 10% of the average indicator value in the period from 1999 to early 2019. In 2018, price competitiveness deteriorated by 2.3% compared to 2017, mainly due to the appreciation of the euro relative to several currencies, including the U.S. dollar, the British Pound, the Chinese yuan, the Danish krone, the Swedish krona, and the Norwegian krone. However, the influence of variations in the exchange rates should be viewed in light of the fact that the Euro Area Member States account for a major part of German exports (37.4% in 2018).

Since the introduction of the euro, the exchange rate against the U.S. dollar has shown high volatility. After appreciating by approximately 85% against the U.S. dollar between June 2001 and July 2008, the euro depreciated considerably relative to the U.S. dollar by approximately 23% between July 2008 and June 2010. After a number of fluctuations the euro started a prolonged depreciation in mid-2014. Over the course of the years 2015 and 2016, the euro remained relatively stable at an average level of USD 1.1 per euro. In 2017, the average value of the euro against the U.S. dollar was 2.1% higher than the 2016 average. In 2018, the euro appreciated by an additional 4.5% compared to its 2017 average. The average value of the euro against the U.S. dollar in February 2019 was 3.9% lower than the 2018 average.

Source: Deutsche Bundesbank, Monatsbericht März 2019, Tables XII.3, XII.10 and XII.12.

The following table shows the Federal Republic’s balance of payments for each of the years indicated.

BALANCE OF PAYMENTS (BALANCES)

	2018	2017	2016	2015	2014
	(EUR in millions)
Current account
Trade in goods (1)	221,675	253,111	252,581	248,394	219,629
Services (2)	-20,686	-21,938	-21,814	-19,242	-25,873
Primary income	91,666	80,276	75,590	69,262	57,858
Secondary income	-47,619	-49,554	-40,868	-38,494	-40,880

Total current account	245,035	261,894	265,489	259,920	210,735
Capital account (3)	1,858	-1,947	2,138	-48	2,936
Financial account
Net German investment abroad (increase: +)	352,485	376,599	401,354	276,422	308,446
Net foreign investment in Germany (increase: +)	123,637	93,652	141,635	42,018	68,329

Net financial account (net lending: + / net borrowing: -)	228,848	282,947	259,720	234,404	240,117
Net errors and omissions (4)	-18,045	23,000	-7,908	-25,467	26,446

(1)	Including supplementary trade items.
(2)	Including the freight and insurance costs of foreign trade.
(3)	Including net acquisition/disposal of non-produced non-financial assets.
(4)	Statistical errors and omissions, resulting from the difference between the balance on the financial account and the balances on the current account and the capital account.

Sources: Deutsche Bundesbank, Zahlungsbilanzstatistik, Stand vom 11.10.2019, Table I.1. Wichtige Posten der Zahlungsbilanz (https://www.bundesbank.de/resource/blob/649646/d4735d41ebbae935fd90cf748bea19d3/mL/b30607-data.pdf); Deutsche Bundesbank, Zahlungsbilanzstatistik, Stand vom 11.10.2019, Table I.9.a) Kapitalbilanz insgesamt (https://www.bundesbank.de/resource/blob/649858/d80d9e54d3d149e5bfadd8068bf89276/mL/b33637-data.pdf).

Balance of Trade

The following tables show information relating to foreign trade of the Federal Republic for each of the years indicated.

TRADE IN GOODS (1)

	2018	2017	2016	2015	2014
	(EUR in millions)
Exports of goods	1,292,686	1,256,279	1,178,628	1,166,594	1,106,923
Imports of goods	1,071,011	1,003,168	926,047	918,200	887,294

Trade balance	221,675	253,111	252,581	248,394	219,629

(1)	Including supplementary trade items.

Source: Deutsche Bundesbank, Zahlungsbilanzstatistik, Stand vom 11.10.2019, Table I.1. Wichtige Posten der Zahlungsbilanz (https://www.bundesbank.de/resource/blob/649646/d4735d41ebbae935fd90cf748bea19d3/mL/b30607-data.pdf).

The Federal Republic’s principal export goods are machinery of all kinds, motor vehicles, computer, electronic and optical products and chemical products. The principal import goods are machinery of all kinds, motor vehicles, computer, electronic and optical products, and chemical products. The Federal Republic has relatively few resources of industrial raw materials. As a result, it largely depends on imports to satisfy its demand for raw materials. This dependence on foreign supplies is particularly significant in the case of metals such as copper, tungsten, niobium, rare earth, rock phosphate, lithium carbonate, bauxite, manganese, titanium, and tin. The Federal Republic currently imports about 70% of its energy requirements, including virtually all of its oil and a significant portion of its natural gas requirements as well as all enriched uranium needed for nuclear energy.

Sources: Statistisches Bundesamt, Außenhandel Dezember 2018 (February 2019), Tables 3.1 and 3.2; Bundesanstalt für Geowissenschaften und Rohstoffe, Deutschland – Rohstoffsituation 2017 (https://www.bgr.bund.de/DE/Themen/Min_rohstoffe/Downloads/rohsit-2017.html;jsessionid=EB0364AFF9795F3081C3D4A493D47919.2_cid292?nn=1542388); Bundesministerium für Wirtschaft und Energie, Zahlen und Fakten Energiedaten, Tabelle 3 (https://www.bmwi.de/Redaktion/DE/Artikel/Energie/energiedaten-gesamtausgabe.html).

Germany’s Current Account Surplus and the Macroeconomic Imbalance Procedure

Within the framework of the MIP established in 2011, on November 21, 2018, the European Commission published the Alert Mechanism Report 2019, which, similar to the previous year’s report, inter alia noted the current account surplus observed in Germany. An in-depth review was conducted on Germany to scrutinize its external position and analyze internal developments, and to assess whether it is experiencing macroeconomic imbalances. According to the results of this review, Germany continues to experience macroeconomic imbalances that are not excessive. The Commission points out that the current account surplus has declined for the last three years, but is expected to remain high. The Federal Government supports the European Commission in the resolute implementation of the MIP. Together with the European partners, the Federal Government aims to reduce economic imbalances while complying with the rules of the reformed SGP. However, it points out that the competitiveness and the exporting strength of German companies are an important pillar of the entire European economy. The Federal Government is taking a comprehensive approach to strengthen both public and private sector investments and has already taken numerous measures to give a further boost to investment dynamics. Based on record-high employment, rising salaries, increasing private and public investment, domestic demand continues to be the main driver of growth in Germany. Furthermore, it should be noted that Germany’s current account surplus to a large extent may be explained by temporary factors, e.g., the development of exchange rates and fluctuations in the price of oil, as well as by fundamentals, e.g., demographic change. These factors usually remain unaffected by economic and financial policy measures.

Sources: European Commission, Report from the Commission to the European Parliament, the Council, the European Central Bank and the European Economic and Social Committee, Alert Mechanism Report 2019, dated November 21, 2018 (https://eur-lex.europa.eu/legal-content/EN/TXT/HTML/?uri=CELEX:52018DC0758&from=EN); European Commission, Commission Staff Working Document, Country Report Germany 2019, Including an In-Depth Review on the prevention and correction of macroeconomic imbalances (https://ec.europa.eu/info/sites/info/files/file_import/2019-european-semester-country-report-germany_en.pdf); European Commission, Communication from the Commission to the European Parliament, the Council, the European Central Bank and the Eurogroup, 2019 European Semester: Assessment of progress on structural reforms, prevention and correction of macroeconomic imbalances, and results of in-depth reviews under regulation (EU) No 1176/2011 (https://ec.europa.eu/info/sites/info/files/file_import/2019-european-semester-communication-country-reports_en_0.pdf); European Commission, Economic and Financial Affairs, EU Economic governance: monitoring, prevention, correction, Macroeconomic imbalance procedure (http://ec.europa.eu/economy_finance/economic_governance/macroeconomic_imbalance_procedure/mip_reports/index_en.htm); Bundesministerium für Wirtschaft und Energie, Nationales Reformprogramm 2019 (https://www.bmwi.de/Redaktion/DE/Publikationen/Europa/nationales-reformprogramm-2019.html); Bundesministerium der Finanzen, Monatsbericht des BMF März 2017, Analysen und Berichte, Der deutsche Leistungsbilanzsaldo – Entwicklung und wirtschaftspolitische Implikationen (http://www.bundesfinanzministerium.de/Monatsberichte/2017/03/Inhalte/Kapitel-3-Analysen/3-2-Der-deutsche-Leistungsbilanzsaldo.html).

COMPOSITION OF EXPORTED AND IMPORTED GOODS

	2018 (1)
	Imports	Exports
	(Percent of total)
Products of agriculture and hunting	2.8	0.7
Products of forestry	0.1	0.0
Fish and products of fishing	0.1	0.0
Coal and lignite	0.4	0.0
Crude petroleum and natural gas	6.0	0.7
Metal ores	0.7	0.0
Other mining and quarrying products	0.1	0.1
Food products	4.2	4.0
Beverages	0.6	0.4
Tobacco products	0.1	0.2
Textiles	1.0	0.9
Wearing apparel	3.0	1.5
Leather and related products	1.3	0.7
Wood and of products of wood and cork, except furniture; articles of straw and plaiting materials	0.6	0.6
Paper and paper products	1.4	1.6
Coke and refined petroleum products	2.2	1.0
Chemicals and chemical products	8.1	8.9
Basic pharmaceutical products and pharmaceutical preparations	5.3	6.3
Rubber and plastic products	2.9	3.5
Other non-metallic mineral products	1.0	1.2
Basic metals	5.6	4.3
Fabricated metal products, except machinery and equipment	2.8	3.4
Computer, electronic and optical products	10.8	8.8

	2018 (1)
	Imports	Exports
	(Percent of total)
Electrical equipment	5.9	6.7
Machinery and equipment not elsewhere classified	7.9	14.7
Motor vehicles, trailers and semi-trailers	10.7	17.4
Other transport equipment	3.1	4.6
Furniture	1.1	0.8
Energy	0.1	0.2
Other goods	10.0	6.6

Total	100.0	100.0

(1)	Preliminary data.

Source: Statistisches Bundesamt, Fachserie 7, Reihe 1 – 2017 (March 2019), Tables 1.11.1 and 1.11.2; calculation of percentages by KfW based on import and export values in EUR thousands, respectively; figures may not add up to total due to rounding.

FOREIGN TRADE (SPECIAL TRADE) BY GROUPS OF COUNTRIES AND COUNTRIES (1)

	2018	2017	2016
	(EUR in millions)
Exports to:
Total	1,317,702	1,278,958	1,203,833
of which:
United States	113,451	111,805	106,822
France	105,336	105,687	101,106
China (2)	93,127	86,141	76,046
The Netherlands	91,257	84,661	78,433
United Kingdom	82,006	85,440	85,939
Italy	69,980	65,422	61,265
Austria	64,827	62,656	59,778
New industrial countries and emerging markets of Asia (3)	54,981	53,425	51,921
Switzerland	54,054	53,913	50,161
Belgium/Luxembourg	50,395	50,071	46,931
Spain	44,302	43,067	40,497
Japan	20,447	19,546	18,307

Imports from:
Total	1,089,765	1,031,013	954,917

of which:
China (2)	106,171	101,837	94,172
The Netherlands	98,189	90,597	83,142
France	65,154	64,329	65,651
United States	64,569	61,902	57,968
Italy	60,219	55,342	51,737
New industrial countries and emerging markets of Asia (3)	52,919	50,873	42,966
Belgium/Luxembourg	49,573	43,689	40,960
Switzerland	45,880	45,689	43,896
Austria	43,091	40,686	38,543
United Kingdom	36,968	36,820	35,654
Spain	32,476	31,396	27,870
Japan	23,734	22,955	21,922

(1)

Exports (f.o.b.) by country of destination, imports (c.i.f.) by country of origin. Special trade consists mainly of goods that are imported into the Federal Republic for use, consumption, adaptation or processing, as well as goods that are produced, manufactured, adapted or processed in the Federal Republic and subsequently exported.

(2)	Excludes Hong Kong.
(3)	Includes Brunei Darussalam, Hong Kong, Indonesia, Malaysia, Philippines, Singapore, South Korea, Taiwan and Thailand.

Source: Deutsche Bundesbank, Monatsbericht März 2019, Table XII.3.

Foreign Direct Investment

The following table presents data with respect to foreign direct investment stocks at year-end 2016.

FOREIGN DIRECT INVESTMENT STOCKS AT YEAR-END 2016

	Outward (1)	Inward (2)
	(EUR in billions)
Total (3)	1,113.8	497.0
Selected countries and regions
European Union	449.0	378.3
of which: European Monetary Union	205.1	313.6
of which: United Kingdom	118.0	42.4
Switzerland	38.3	38.8
Russia	19.1	3.4
United States	320.3	28.9
Canada	18.2	0.8
Central America	17.7	3.0
South America	31.3	0.6
Asia	160.1	31.1
of which: China	76.3	2.2
of which: Japan	13.5	19.7
Australia	20.8	1.5
Africa	10.5	-0.1
Selected economic sectors of investment object
Manufacturing	400.1	117.5
of which: Chemicals and chemical products	81.9	12.6
of which: Machinery and equipment	39.0	16.9
of which: Motor vehicles, trailers and semi-trailers	106.0	-2.5
Electricity, gas, steam and air conditioning supply	39.4	18.5
Wholesale and retail trade; repair of motor vehicles and motor cycles	175.1	57.9
Information and communication	60.0	48.5
Financial and insurance activities	311.1	168.6
Real estate activities	31.4	35.1
Professional, scientific and technical activities	20.6	24.6

(1)	German foreign direct investment abroad.
(2)	Foreign direct investment in Germany.
(3)	Primary and secondary direct investment (consolidated).

Source: Deutsche Bundesbank, Bestandserhebung über Direktinvestitionen, Statistische Sonderveröffentlichung 10 (April 2018), Tables 1.2.a, I.2. c, II.2.a, II.2.b.

MONETARY AND FINANCIAL SYSTEM

The ESCB and the Eurosystem

The ESCB comprises the ECB and the national central banks of the Member States, while the Eurosystem consists of the ECB and the national central banks of the Euro Area Member States.

The Eurosystem is responsible for the single monetary policy for the euro area. Its decision-making bodies are the Governing Council and the Executive Board of the ECB. The national central banks of the Member States that are not part of the Eurosystem are represented in the General Council of the ECB, but have no voting right in the decision-making process, particularly with respect to monetary policy. The ESCB’s primary objective is to maintain price stability. Without prejudice to this objective, the ESCB supports the general economic policies of the EU.

The Deutsche Bundesbank – Germany’s national central bank within the ESCB – has the responsibility of implementing the single monetary policy in Germany and continues to perform various other tasks, including operating cashless payment systems, cash management and playing an important role in banking and financial market supervision, as further described below under the caption “—Financial System.”

Sources: European Central Bank, Annual Report 2016, pages 101-107 (http://www.ecb.europa.eu/pub/pdf/annrep/ar2016en.pdf); European Central Bank, About, Organisation: ECB, ESCB and the Eurosystem (https://www.ecb.europa.eu/ecb/orga/escb/html/index.en.html); Deutsche Bundesbank, Tasks (https://www.bundesbank.de/en/tasks).

Monetary Policy Instruments of the ESCB

To achieve its operational goals, the ESCB conducts open market operations, offers standing facilities and requires credit institutions to maintain minimum reserves in accounts with the ESCB. Open market operations play an important role in the ESCB’s monetary policy for the purposes of steering interest rates and managing the liquidity situation in the market. Available open market operations are reverse transactions, outright transactions, the issuance of debt certificates or foreign exchange swaps, and the collection of fixed-term deposits. Standing facilities are designed to provide or absorb overnight liquidity, and the imposition of minimum reserve requirements allows the ESCB to stabilize money market interest rates, create (or enlarge) a structural liquidity shortage and possibly contribute to the control of monetary expansion. The ESCB has employed a variety of non-standard policy instruments in response to the global economic and financial crisis and the European sovereign debt crisis. For further information, see “—Financial System—European Financial System—Recent Policy Responses to the Global Financial and Economic Crisis.”

Source: European Central Bank, Monetary Policy: The Eurosystem’s Instruments (https://www.ecb.europa.eu/mopo/implement/html/index.en.html).

Monetary Policy Strategy and Prices

The ECB’s primary goal is to maintain medium-term price stability, which is defined as a year-on-year increase in the harmonized index of consumer prices for the euro area of less than 2%. However, the ECB has clarified that, within this definition, it aims at an inflation rate close to 2%. This goal indicates the commitment to provide an adequate margin to avoid the risk of deflation. The stability-oriented monetary policy strategy of the Eurosystem used by the ECB to achieve this goal is based on two pillars: (1) analysis and assessment of short- to medium-term risks to price stability (economic analysis); and (2) assessment of medium- to long-term monetary developments (monetary analysis).

Source: European Central Bank, Monetary Policy: Strategy (https://www.ecb.europa.eu/mopo/strategy/html/index.en.html).

The following table shows price trends in Germany for the periods indicated.

PRICE TRENDS

	2018	2017	2016	2015	2014
	(change from previous year in %)
Harmonized index of consumer prices (HICP)	1.9	1.7	0.4	0.1	0.8
Consumer price index (CPI) (1)	1.8	1.5	0.5	—	—
Index of producer prices of industrial products sold on the domestic market (2)	2.6	2.7	-1.6	-1.9	-1.0

(1)	The consumer price index for Germany was officially revised in February 2019 and recalculated from 2015 onwards with 2015 as new base year (2015 = 100).
(2)	Excluding value-added tax.

Sources: Statistisches Bundesamt, Preise, Verbraucherpreisindizes, Harmonisierter Verbraucherpreisindex, Jahresdurchschnitte, Veränderung zum Vorjahr (https://www.destatis.de/DE/Themen/Wirtschaft/Preise/Verbraucherpreisindex/Tabellen/Harmonisierter-Verbraucherpreisindex.html); Statistisches Bundesamt, Preise, Verbraucherpreisindizes, Verbraucherpreise, Jahresdurchschnitte, Veränderung zum Vorjahr (https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Preise/Verbraucherpreisindizes/Tabellen_/VerbraucherpreiseKategorien.html?cms_gtp=145114_list%253D2%2526145110_slot%253D2); Deutsche Bundesbank, Monatsbericht Februar 2019, Table XI.7.

Official Foreign Exchange Reserves

The following table shows the breakdown of the Federal Republic’s official foreign exchange reserves as of the end of the years indicated.

OFFICIAL FOREIGN EXCHANGE RESERVES OF THE FEDERAL REPUBLIC (1)

	As of December 31
	2018	2017	2016	2015	2014
	(EUR in millions)
Gold	121,445	117,347	119,253	105,792	107,475
Foreign currency balances	31,796	31,215	34,993	33,423	30,646
Special drawing rights	14,378	13,987	14,938	15,185	14,261
Reserve position in the IMF	5,518	4,294	6,581	5,132	6,364

Total	173,138	166,842	175,765	159,532	158,745

(1)	External position of the Deutsche Bundesbank in the EMU. Assets and liabilities vis-à-vis all EMU member countries and non-EMU member countries.

Source: Deutsche Bundesbank, Monatsbericht Februar 2019, Table XII.8.

The Federal Republic’s foreign reserve assets are managed by the Deutsche Bundesbank. The Euro Area Member States have transferred foreign reserve assets to the ECB in an aggregate amount equivalent to approximately EUR 40.8 billion, consisting of foreign currency reserves and gold. The ECB manages the foreign reserve assets transferred to it. The foreign reserve assets not transferred to the ECB continue to be held and managed by the national central banks of the Euro Area Member States. In order to ensure consistency within the single monetary and foreign exchange policies of the EMU, the ECB monitors and coordinates market transactions conducted with those assets.

Sources: European Central Bank, Annual Report 1998, page 74 (http://www.ecb.int/pub/pdf/annrep/ar1998en.pdf); European Central Bank, Annual Accounts 2018, page A 23 (https://www.ecb.europa.eu/pub/pdf/annrep/ecb.annualaccounts2018~cd3eabaa40.en.pdf).

External Positions of Banks

The following table shows the external assets and liabilities of the Deutsche Bundesbank and the banks (monetary financial institutions) of the Federal Republic as of the end of each of the years indicated.

EXTERNAL FINANCIAL ASSETS AND LIABILITIES BY SECTOR

	2018	2017	2016	2015	2014
	(EUR in billions)
Deutsche Bundesbank
Assets	1,210.0	1,142.8	990.5	800.7	678.8
of which: clearing accounts within ESCB (1)	966.2	906.9	754.3	584.2	460.8
Liabilities (2)	765.8	668.7	592.7	481.8	396.3

Net position	444.2	474.2	397.7	318.9	282.5

Banks
Loans to foreign banks	1,014.1	963.8	1,055.9	1,066.9	1,125.2

	2018	2017	2016	2015	2014
	(EUR in billions)
Loans to foreign non-banks	762.0	723.9	756.2	751.5	735.1
Loans from foreign banks	643.1	659.0	696.1	611.9	609.2
Loans from foreign non-banks	231.5	241.2	206.2	201.1	221.0

(1)	Consists mainly of net claims from the interbank payment system for the real-time processing of cross-border transfers throughout the EMU (TARGET2).
(2)	Including estimates of currency in circulation abroad.

Source: Deutsche Bundesbank, Monatsbericht März 2019, Tables IV.4 and XII.8.

Foreign Exchange Rates and Controls

The euro is a freely convertible currency. Since its introduction in 1999, the euro has become the second most widely used currency internationally. Currency transactions do not require licenses or other permissions. Capital market transactions are not subject to any license or similar requirements. Gold may be imported and exported freely, subject only to the levy of VAT on some transactions.

Sources: International Monetary Fund, Selected Decisions and Selected Documents of the IMF, Thirty-Ninth Issue—Freely Usable Currencies, Prepared by the Legal Department of the IMF, As updated as of March 31, 2017 (https://www.imf.org/external/pubs/ft/sd/index.asp?decision=11857-(98/130)); Bank for International Settlements, Triennial Central Bank Survey, Foreign exchange turnover in April 2016, September 2016, Annex tables revised on 11 December 2016 (http://www.bis.org/publ/rpfx16fx.pdf).

The following table shows the annual average exchange rates for selected currencies in relation to the euro for the years indicated.

ANNUAL AVERAGE EXCHANGE RATES OF THE EURO (1)

	2018	2017	2016	2015	2014
U.S. dollars per euro	1.1810	1.1297	1.1069	1.1095	1.3285
Pound sterling per euro	0.88471	0.87667	0.81948	0.72584	0.80612
Japanese yen per euro	130.40	126.71	120.20	134.31	140.31
Swiss franc per euro	1.1550	1.1117	1.0902	1.0679	1.2146
Chinese yuan per euro	7.8081	7.6290	7.3522	6.9733	8.1857

(1)	Calculated from daily values.

Source: Deutsche Bundesbank, Monatsbericht Februar 2019, Table XII.10.

Financial System

German Financial System

Overview. As of January 31, 2019, 1,578 monetary financial institutions in Germany reported an aggregate balance sheet total of EUR 7,949.9 billion to the Deutsche Bundesbank. According to the Deutsche Bundesbank’s classification, these institutions included:

•	263 commercial banks, with an aggregate balance sheet total of EUR 3,225.2 billion;

•	385 savings banks, with an aggregate balance sheet total of EUR 1,284.3 billion;

•

the six regional institutions of those savings banks, including DekaBank Deutsche Girozentrale (the central asset managing institution of the German savings banks) and five Landesbanken (German public law financial institutions traditionally focusing on the banking business for and in the Land in which they operate), with an aggregate balance sheet total of EUR 782.7 billion;

•

18 special-purpose credit institutions, including KfW, KfW IPEX-Bank, promotional banks of the federal states (Landesförderinstitute), and, since July 2016, DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main (DZ Bank), the only remaining central institution of German credit cooperatives, with an aggregate balance sheet total of EUR 1,260.3 billion;

•	875 credit cooperatives, with an aggregate balance sheet total of EUR 932.1 billion;

•	11 mortgage banks, with an aggregate balance sheet total of EUR 231.6 billion;

•	20 building and loan associations, with an aggregate balance sheet total of EUR 233.6 billion; and

•

143 subsidiaries and branches of foreign banks located in the Federal Republic with an aggregate balance sheet total of EUR 1,117.2 billion. These institutions, which are majority-owned by foreign banks, are also included in the totals of the other categories of banks listed above.

Source: Deutsche Bundesbank, Monatsbericht März 2019, Table IV.2.

The German Banking Act (Kreditwesengesetz, or “KWG”) currently regulates all banks except for the Deutsche Bundesbank and KfW (although it does regulate KfW IPEX-Bank). Many important provisions of the KWG have become applicable by analogy to KfW with effect from January 1, 2016. German commercial banking institutions operate as “universal” banks and are not restricted by law or otherwise from offering a complete range of diverse financial services.

Supervision. The Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) is responsible for the integrated supervision of financial services. Its primary objective is to ensure the proper functioning, stability and integrity of Germany as a financial center in the context of European integration and international cooperation, as well as to strengthen collective consumer protection through its regulatory actions. The BaFin, which is subject to the legal and technical oversight of the Federal Ministry of Finance, operates exclusively in the public interest. It helps to ensure the ability of banks, financial services institutions and insurance companies to meet their payment obligations (solvency supervision), and it also enforces standards of professional conduct aimed at preserving investors’ trust in the financial markets (market supervision). In addition, the BaFin has an investor protection role in that it seeks to prevent unauthorized financial business from being carried out.

The Deutsche Bundesbank is closely involved in the ongoing supervision of credit institutions by the BaFin and has been assigned a substantial number of the ongoing operational tasks in banking supervision. Furthermore, the German Federal Agency for Financial Market Stabilization (Bundesanstalt für Finanzmarktstabilisierung, or “FMSA”) supervises two wind-up institutions, Erste Abwicklungsanstalt and FMS Wertmanagement, as well as Portigon AG (the legal successor of former Landesbank West LB which is in the process of being wound-up), all of which were founded under its auspices in order to stabilize the financial market (see “—Wind-up Institutions”).

In November 2014, the Single Supervisory Mechanism (“SSM”) – as one of the pillars of the European banking union – became operational. Under the SSM, the ECB is the central prudential supervisor of financial institutions in the euro area as well as in non-euro EU countries that choose to join the SSM. The ECB directly supervises the largest banks, while the national supervisors continue to monitor the remaining banks. The ECB and the national supervisors work closely together to ensure the banks’ compliance with EU banking regulations and to be able to address issues early on.

In order to facilitate the timely identification of risks to financial stability, the Financial Stability Commission (Ausschuss für Finanzstabilität), which consists of representatives of the Federal Ministry of Finance, the Deutsche Bundesbank, and BaFin, was established in March 2013. Due to its macroeconomic and financial market expertise, the Deutsche Bundesbank is responsible for contributing towards safeguarding financial stability and tasked with analyzing all relevant factors in order to identify threats to financial stability. Warnings or recommendations for corrective measures are submitted to the Financial Stability Commission, which may pass resolutions with respect thereto. In addition, the Financial Stability Commission is tasked with defining concerted reactions to emerging threats to financial stability by issuing warnings and recommendations and publishing them if appropriate. The recipients of such warnings or recommendations are obliged to report on the implementation of corrective measures.

Sources: Bundesministerium der Justiz, Gesetz über das Kreditwesen (http://www.gesetze-im-internet.de/kredwg/index.html); Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin, Functions & history (https://www.bafin.de/EN/DieBaFin/AufgabenGeschichte/aufgabengeschichte_node_en.html); Deutsche Bundesbank, Tasks, Banking supervision (https://www.bundesbank.de/en/tasks/banking-supervision); Bundesanstalt für Finanzdienstleistungsaufsicht, Aufsichtsrichtlinie—Richtlinie zur Durchführung und Qualitätssicherung der laufenden Überwachung der Kredit- und Finanzdienstleistungsinstitute durch die Deutsche Bundesbank (Aufsichtsrichtlinie), May 21, 2013, revised on December 19, 2016 (https://www.bafin.de/SharedDocs/Veroeffentlichungen/DE/Aufsichtsrecht/Richtlinie/rl_130521_aufsichtsrichtlinie.html); BaFin, Act on the Strengthening of German Financial Supervision, January 18, 2013 (https://www.bafin.de/SharedDocs/Veroeffentlichungen/EN/Fachartikel/2013/fa_bj_2013_01_finstabg_en.html); Bundesanstalt für Finanzmarktstabilisierung (FMSA): Federal Agency for Financial Market Stabilisation (https://www.fmsa.de/en/); Portigon AG: Unternehmensinformationen (http://www.portigon-ag.de/acm/cm/content/portigon/i/de/portigon-ag/unternehmensinformationen.html); Bundesbank, German macroprudential oversight strengthened, press release of March 18, 2013 (https://www.bundesbank.de/en/press/press-releases/german-macroprudential-oversight-strengthened-666090); European Commission: Single supervisory mechanism (https://ec.europa.eu/info/business-economy-euro/banking-and-finance/banking-union/single-supervisory-mechanism_en#documents).

Bank Recovery and Resolution. Between January 1, 2015, and December 31, 2017, the FMSA (see “—Supervision”) acted as the German national resolution authority for banks. The FMSA was thus responsible for the recovery and resolution of all banks in Germany under the European Bank Recovery and Resolution Directive (“BRRD”) which were not directly supervised by the ECB within the framework of the Single Supervisory Mechanism (“SSM,” see

“—European Financial System—European System of Financial Supervision and European Banking Union”). The BRRD was adopted in May 2014 to provide authorities with comprehensive and effective arrangements to deal with failing banks at the national level and with cooperation arrangements to tackle cross-border banking failures. The BRRD includes rules to set up national resolution funds, which must be established by each EU Member State, and it requires banks to prepare recovery plans to overcome financial distress.

On January 1, 2018, FMSA’s duties deriving from its role as the national resolution authority were integrated into the Federal Financial Supervisory Authority (BaFin) as a new and independently operating division. At the same time, FMSA’s responsibilities of administering and managing the Financial Market Stabilization Fund (“Sondervermögen Finanzmarktstabilisierungsfonds,” or “FMS”) were incorporated into the Federal Republic of Germany – Finance Agency (Bundesrepublik Deutschland – Finanzagentur GmbH). The FMS was originally created during the financial crisis on October 17, 2008. Until the Single Resolution Mechanism (“SRM”) became fully operational on January 1, 2016, and functionally replaced the FMS, the latter was responsible for stabilizing German banks by extending guarantees covering the banks’ securities and by granting loans. The stabilization measures provided by the FMS amounted to a maximum in 2010 of EUR 29.3 billion in capital injections. Loss compensation payments made to FMS Wertmanagement totaled cumulatively EUR 9.3 billion in 2018.

For more information on the SRM, see “—European Financial System—European System of Financial Supervision and European Banking Union.”

Sources: Deutsche Bundesbank, Glossary: Restructuring Act (https://www.bundesbank.de/dynamic/action/en/homepage/glossary/729724/glossary?firstLetter=R&contentId=653352#anchor-653352); European Commission: Bank recovery and resolution (https://ec.europa.eu/info/business-economy-euro/banking-and-finance/financial-supervision-and-risk-management/managing-risks-banks-and-financial-institutions/bank-recovery-and-resolution_en); Bundesministerium der Finanzen, Wirtschaft und Verwaltung, Was macht die Bundesanstalt für Finanzmarktstabilisierung? Neue Aufgaben der FMSA zur Stabilisierung des Finanzsektors, September 20, 2010 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Internationales_Finanzmarkt/Finanzmarktpolitik/Bankenabgabe/2010-09-17-FMSA.html); Bundesministerium der Finanzen, Verordnung über die Erhebung der Beiträge zum Restrukturierungsfonds für Kreditinstitute (Restrukturierungsfonds-Verordnung—RStruktFV) (http://www.bundesfinanzministerium.de/Content/DE/Gesetzestexte/Gesetze_Verordnungen/2015-07-22-RStruktFV.html); Gesetz zur Neuordnung der Aufgaben der Bundesanstalt für Finanzmarktstabilisierung (FMSA-Neuordnungsgesetz—FMSANeuOG) (http://www.bundesfinanzministerium.de/Content/DE/Gesetzestexte/Gesetze_Verordnungen/2016-12-28-FMSANeuOG.html); Federal Agency for Financial Market Stabilisation: History (https://www.fmsa.de/en/history/); Bundesrepublik Deutschland – Finanzagentur GmbH, Financial Market Stabilisation, Financial Market Stabilisation Fund (FMS) (https://www.deutsche-finanzagentur.de/en/financialmarketstabilisation/);Federal Financial Supervisory Authority (BaFin): Recovery and resolution (https://www.bafin.de/EN/Aufsicht/BankenFinanzdienstleister/Massnahmen/SanierungAbwicklung/sanierung_abwicklung_node_en.html).

Wind-up Institutions. In the wake of the global financial crisis, two wind-up institutions (Abwicklungsanstalten) for troubled German banks were established. The first wind-up institution, Erste Abwicklungsanstalt, was established in December 2009 to liquidate a portfolio of EUR 77.5 billion assumed from WestLB. It assumed a second portfolio consisting of an asset portfolio worth EUR 72.3 billion and a trading portfolio with a market value of around EUR 52.1 billion following the restructuring of WestLB. As of December 31, 2018, the combined asset portfolios had been reduced to approximately EUR 33.6 billion.

The second wind-up institution, FMS Wertmanagement, assumed a portfolio of EUR 175.7 billion from Hypo Real Estate Group in October 2010 to support restructuring efforts. In December 2014, FMS Wertmanagement acquired DEPFA Bank plc, which, as of December 31, 2013, had consolidated total assets amounting to EUR 49.1 billion from Hypo Real Estate Holding AG. DEPFA will have to be wound up in accordance with an EU state aid decision of July 18, 2011. As of December 31, 2018, FMS Wertmanagement’s portfolio had been reduced to EUR 69.0 billion.

Sources: Erste Abwicklungsanstalt, Annual Report 2018 (https://www.aa1.de/fileadmin/content/downloads/2_Finanzen/GB-2018_en.pdf ); FMS Wertmanagement AöR, FMS Wertmanagement makes progress in winding up the portfolio and the DEPFA Group, press release of April 9, 2019 (https://www.fms-wm.de/en/press/377-fms-wertmanagement-makes-progress-in-winding-up-the-portfolio-and-the-depfa-group); Bundesanstalt für Finanzmarktstabilisierung, Gemeinsame Pressemitteilung von FMSA und HRE, press release of May 13, 2014 (https://www.fmsa.de/fileadmin/user_upload_fmsa/Pressemitteilungen/deutsch/20140513_FMS-WM.pdf); FMS Wertmanagement, Joint Press Release of FMS- WM and HRE: FMS Wertmanagement closes acquisition of DEPFA Bank plc from HRE, press release of December 19, 2014 (http://www.fms-wm.de/en/press/245-joint-press- release-of-fms-wm-and-hre-fms-wertmanagement-closes-acquisition-of-depfa-bank-plc-from-hre); European Commission, Commission Decision of 18 July 2011 on State Aid C 15/2009 (ex N 196/2009), which Germany implemented and is planning to implement for Hypo Real Estate (http://eur-lex.europa.eu/legal-content/EN/TXT/?qid=1490275422217&uri=CELEX:32012D0118).

European Financial System

European System of Financial Supervision and European Banking Union. The European system of financial supervisors became operational on January 1, 2011. At the macro-financial level, a European Systemic Risk Board (“ESRB”) was established, which provides macro-prudential oversight of the financial system. The ESRB’s role is to monitor and assess potential risks to the stability of the financial system. If necessary, it will issue risk warnings and recommendations for remedial action and will monitor their implementation. The ESRB is currently chaired by the President of the ECB.

At the micro-financial level, three supervisory authorities were established:

•	the European Banking Authority (“EBA”);

•	the European Insurance and Occupational Pensions Authority; and

•	the European Securities and Markets Authority.

The three European Supervisory Authorities (“ESAs”) cooperate with the supervisory authorities of the Member States. National authorities are responsible for the day-to-day supervision of individual financial institutions, whereas the ESAs are responsible for ensuring that a single set of harmonized rules and consistent supervisory practices are applied by supervisory authorities of the Member States. The ESAs have, for example, the power to settle disputes among national financial supervisors by imposing legally binding mediation and to impose temporary bans on risky financial products or activities.

One of the key elements of Europe’s banking union, which was established in the wake of the European sovereign debt crisis, is the SSM composed of the ECB and the national supervisory authorities of participating Member States. The SSM’s main aims are to contribute to the safety and soundness of credit institutions and the stability of the European financial system and to ensure consistent supervision. The SSM became operational in November 2014. In its role within the SSM, the ECB directly supervises 117 significant banks and banking groups, which represent almost 82% of the total assets on the aggregated balance sheets of all credit institutions under its supervision. For the remaining banks, the ECB is responsible for setting and monitoring the supervisory standards and for working closely with the national competent authorities in the supervision of these banks.

Another key element of Europe’s banking union is the SRM which was established by a regulation adopted in July 2014 and has become fully operational starting January 1, 2016 with the purpose of ensuring the orderly resolution of failing banks. The SRM consists of a single resolution board (“SRB”), which has broad powers in cases of bank resolution, and the Single Resolution Fund (“SRF”). The SRB is responsible for the planning and resolution phases of cross-border banks and those directly supervised by the ECB, while since January 1, 2015 national resolution authorities are responsible for all other banks under the BRRD. However, the SRB will always be responsible if the resolution of a bank requires access to the SRF. The SRF is being built up over a period of eight years from 2016 to 2023 to reach a target level of at least 1% of the amount of covered deposits of all credit institutions authorized in all the participating Member States (estimated in 2014 to be approximately EUR 55 billion by the end of 2023). Banks will have to make annual contributions to the SRF calculated on the basis of their liabilities, excluding own funds and covered deposits, and adjusted for risk. Companies defined in article 2 paragraph 5 of the EU Capital Requirements Directive IV (“CRD IV”) are not required to contribute to the fund. In the aggregate, the European Commission estimated in 2014 that the German banking sector will contribute around EUR 15.5 billion to the SRF by 2023. During the transitional period each participating Member State is providing an individual national credit line to the SRB to back its banks’ contributions to the SRF in the event of possible funding shortfalls following resolution cases of its banks. All 19 participating Member States have signed the Loan Facility Agreements with the SRB which are the basis for the bridge financing in the form of national credit lines to the SRB. The maximum aggregate amount of the credit lines of the participating Member States will amount to around EUR 55 billion according to estimates from 2014. The repartition key among Member States corresponds to the contributions to the SRF, which will be made by banks in each Member State by 2023.

In November 2015, and as amended on October 11, 2017, the European Commission proposed a European Deposit Insurance Scheme (“EDIS”) as an additional element of the European banking union. Since then, work on a technical level has been ongoing. In December 2018, the Euro Summit, the meeting format of EMU heads of state or government, created a high-level working group to work on a roadmap for beginning political negotiations on EDIS. Negotiations on a political level will start as soon as sufficient further progress has been made on the measures on risk reduction, as mentioned in the Roadmap, adopted by the Council on June 17, 2016. To date, the EU has agreed on common rules to harmonize the national deposit insurance schemes.

In response to the global economic and financial crisis, regulatory authorities and central banks launched a comprehensive regulatory reform program. As a result, in December 2010, the Basel Committee on Banking Supervision launched a first package, typically referred to as Basel III, of new standards on bank capital adequacy and liquidity to enhance the banking regulatory framework. In order to implement Basel III into EU law, previous EU capital requirement directives were replaced by the Capital Requirements Regulation (“CRR”), a regulation establishing prudential requirements, and CRD IV, a directive governing access to deposit-taking activities, both of which entered into force on January 1, 2014 and have since been gradually implemented in the Member States. Further measures will be implemented by changes to CRR and CRD adopted by the European legislators in 2019 (see following paragraph). A second reform package was endorsed by the Basel Committee on Banking Supervision in December 2017 to finalize the post-crisis reforms. It aims to reduce excessive variability in the calculation of risk-weighted assets. These new Basel regulations, typically referred to as Basel III reforms or Basel IV, will enter into force gradually from January 1, 2022 onwards until full implementation in January 2027.

In April 2019, the Council and the Parliament formally passed a set of revised rules aimed at reducing risks in the EU banking sector. The package agreed comprises two regulations and two directives, relating to bank capital requirements (Regulation (EU) 2019/876 amending Regulation (EU) 575/2013 (CRR) and Directive (EU) 2019/878 amending Directive 2013/36/EU (CRD)) and the recovery and resolution of banks in difficulty (Directive (EU) 2019/879 amending Directive 2014/59/EU and Regulation (EU) 2019/877 amending Regulation (EU) 806/2014). The decision concludes a negotiating process which began in November 2016. A first agreement was achieved on the main elements of the banking package and confirmed by the Council on December 4, 2018. The package was ultimately adopted by the European Parliament on 16 April 2019 and the Council on 14 May 2019 after first reading. The final act was published in the Official Journal of the European Union (OJ) on 7 June 2019 (L 150/1) and entered into force 20 days later. The risk reduction package is intended to implement reforms agreed at the international level following the 2007-2008 financial crisis to strengthen the banking sector and to address outstanding challenges to financial stability. Presented in November 2016, they include elements agreed by the Basel Committee on Banking Supervision and by the Financial Stability Board (FSB). Among the core measures agreed to reduce risk in the banking system, the package enhances the framework for bank resolution. It requires global-systemically important institutions (‘G-SIIs’) to have more loss-absorbing and recapitalization capacity by setting the requirements with respect to the amount and quality of own funds and eligible liabilities (MREL) to ensure an effective and orderly “bail-in” process. It also provides provisional safeguards and possible additional actions for resolution authorities. Additionally, the package strengthens bank capital requirements to reduce incentives for excessive risk taking, by including a binding leverage ratio, a binding net stable funding ratio, and setting risk sensitive rules for trading in securities and derivatives. Moreover, the banking package contains measures to improve banks’ lending capacity and to facilitate a greater role for banks in the capital markets, such as reducing the administrative burden for smaller and less complex banks, linked in particular to reporting and disclosure requirements and enhancing the capacity of banks to lend to SMEs and to fund infrastructure projects. The banking package also contains a framework for the cooperation and information sharing among the various authorities involved in the supervision and resolution of cross-border banking groups. The agreed measures preserve the balance achieved by the Council between the powers of home and host supervisors in order to facilitate cross-border flows of capital and liquidity, while ensuring an adequate level of protection for depositors and creditors as well as financial stability in all member states. The agreement also introduces amendments to improve cooperation between competent authorities on matters related to the supervision of anti-money laundering activities.

Sources: European Commission, European system of financial supervision (https://ec.europa.eu/info/business-economy-euro/banking-and-finance/financial-supervision-and-risk-management/european-system-financial-supervision_en); European Commission, Banking Union (https://ec.europa.eu/info/business-economy-euro/banking-and-finance/banking-union_en); Council of the European Union, Banking Union (http://www.consilium.europa.eu/en/policies/banking-union/); Deutsche Bundesbank, Service, Schule und Bildung, Schülerbuch Geld und Geldpolitik digital, Das Banken und Finanzsystem: Sicherung der Stabilität des Finanzsystems (https://www.bundesbank.de/de/service/schule-und-bildung/schuelerbuch-geld-und-geldpolitik-digital/sicherung-der-stabilitaet-des-finanzsystems-614562); European Central Bank, ECB assumes responsibility for euro area banking supervision, press release of November 4, 2014 (http://www.ecb.europa.eu/press/pr/date/2014/html/pr141104.en.html); European Central Bank, Banking Supervision, Single Supervisory Mechanism (https://www.bankingsupervision.europa.eu/about/thessm/html/index.en.html); European Commission, Single Resolution Mechanism to come into effect for the Banking Union, press release of December 31, 2015 (http://europa.eu/rapid/press-release_IP-15-6397_en.htm); Single Resolution Board, Single Resolution Fund: What is the Single Resolution Fund? (https://srb.europa.eu/en/content/single-resolution-fund); Banking Union – Single Resolution Board completes signature of Loan Facility Agreements with all 19 participating Member States, February 8, 2017 (https://srb.europa.eu/en/node/196); European Banking Authority, Implementing Basel III in Europe: CRD IV Package (http://www.eba.europa.eu/regulation-and-policy/implementing-basel-iii-europe); Bank for International Settlements, Basel Committee on Banking Supervision, Basel II: Finalising Post-Crisis Reforms (https://www.bis.org/bcbs/publ/d424.htm);European Commission, Communication from the Commission: Completing the banking union, first published on October 11, 2017 (https://ec.europa.eu/info/publications/171011-communication-banking-union_en); Council of the European Union, Banking Union, Amendments to the banking union rules (http://www.consilium.europa.eu/en/policies/banking-union/2016-amendments); European Council, Banking Union: EU ambassadors endorse full package of risk reduction measures (https://www.consilium.europa.eu/en/press/press-releases/2019/02/15/banking-union-eu-ambassadors-endorse-full-package-of-risk-reduction-measures/); European Council, Euro Summit, 14/12/2018 (https://www.consilium.europa.eu/en/meetings/euro-summit/2018/12/14/); European Commission, press release of 16 April 2019, Adoption of the banking package: revised rules on capital requirements (CRR II/CRD V) and resolution (BRRD/SRM) (https://europa.eu/rapid/press-release_MEMO-19-2129_en.htm); Official Journal of the European Union, L 150/1, published on 7 June 2019 (https://eur-lex.europa.eu/legal-content/EN/TXT/?uri=OJ%3AL%3A2019%3A150%3ATOC).

Policy Responses to the Global Financial and Economic Crisis. In response to the tensions in the financial markets and the loss of confidence in the financial sector in the wake of the global financial and economic crisis, a number of measures were taken at the EU level in recent years to restore confidence in the financial sector and prevent market disruptions. These measures were, or continue to be, mainly directed at preserving adequate capitalization of financial institutions, at enhancing credit support measures to improve bank lending and liquidity in the euro area money market, at safeguarding the flow of credit from financial institutions to the real economy and, most recently, at addressing the risk of a prolonged period of low inflation. A central role was, and continues to be, played by the ECB, which introduced a number of non-standard monetary policy measures, including, among others, asset purchase programs, long-term refinancing operations and measures aimed at increasing collateral availability. These measures are unprecedented in nature, scope and magnitude and aim to safeguard the primary objective of price stability and ensure an appropriate monetary policy transmission mechanism.

In September 2012, the ECB announced Outright Monetary Transactions in secondary markets for euro-denominated sovereign bonds in the euro area aimed at enabling the ECB to address severe distortions in government bond markets. In June 2014, the ECB announced several measures designed to enhance the functioning of the monetary policy transmission mechanism by supporting lending to the real economy. In particular, the ECB decided to conduct a series of eight targeted longer-term refinancing operations (“TLTROs”) between September 2014 and June 2016. These TLTROs were aimed at improving bank lending to the euro-area non-financial private sector (defined as euro-area households and non-financial corporations), excluding loans to households for house purchases. The last operation of this series of TLTROs was successfully conducted and settled in June 2016. All these TLTROs matured in September 2018.

In addition, at that time the ECB sought to provide monetary stimulus to the economy through its asset purchase program (“APP”) which was launched in October 2014 and significantly expanded in March 2015. The APP was conducted to further ease monetary and financial conditions in a context where key ECB interest rates were at their lower bound. Since mid-2016, it consisted of four elements: a covered bond purchase program, an asset-backed securities purchase program, a public sector purchase program and a corporate sector purchase program. Monthly purchases varied over time. In total, the ECB bought securities for an amount of around EUR 2.57 trillion via the APP. Net purchases ended in December 2018; but, the ECB currently reinvests principal payments from maturing securities purchased under the APP.

Furthermore, the ECB conducted four additional TLTROs with four-year maturities (“TLTRO-II”) on a quarterly basis from June 2016 to March 2017. Counterparties exceeding an ECB-defined lending benchmark until January 2018 were entitled to borrow at an interest rate as low as the interest rate on the deposit facility prevailing at the time of allotment. Since the interest rate on the deposit facility stood below zero at the time of the allotments of all TLTROs II, this means that counterparties were, in fact, paid for their lending efforts if they exceeded their benchmarks. Like the previous TLTROs, the TLTROs II intended to promote bank lending to the euro-area non-financial private sector and again excluded mortgage loans. Banks were able to borrow larger amounts through TLTROs II compared to the previous TLTROs. The last operation of the TLTRO II series was successfully conducted and settled in March 2017, and will mature in March 2021.

In March 2019, the ECB announced the launch of another new series of quarterly targeted longer-term refinancing operations (“TLTRO III”), starting in September 2019 and ending in March 2021, each with a maturity of two years. The TLTROs III are intended to help to preserve favorable bank lending conditions and the smooth transmissions of monetary policy. Details are still forthcoming.

Sources: European Central Bank, The Eurosystem’s instruments (https://www.ecb.europa.eu/mopo/implement/html/index.en.html); European Central Bank, Monetary policy decisions: Non-standard measures (https://www.ecb.europa.eu/mopo/decisions/html/index.en.html); European Central Bank, Technical features of Outright Monetary Transactions, press release of September 6, 2012 (http://www.ecb.int/press/pr/date/2012/html/pr120906_1.en.html); European Central Bank, ECB announces further details of the targeted long-term refinancing operations, press release of July 3, 2014 (https://www.ecb.europa.eu/press/pr/date/2014/html/pr140703_2.en.html); European Central Bank, ECB announces new series of targeted longer-term refinancing operations (TLTRO II), press release of March 10, 2016 (http://www.ecb.europa.eu/press/pr/date/2016/html/pr160310_1.en.html); European Central Bank, Consolidated financial statement of the Eurosystem as at 1 July 2016 (https://www.ecb.europa.eu/press/pr/wfs/2016/html/fs160706.en.html); Bundesbank, Gezielte längerfristige Refinanzierungsgeschäfte I (https://www.bundesbank.de/de/aufgaben/geldpolitik/offenmarktgeschaefte/gezielte-laengerfristige-refinanzierungs-geschaefte-i); European Central Bank, Consolidated financial statement of the Eurosystem as at 31 March 2017 (https://www.ecb.europa.eu/press/pr/wfs/2017/html/fs170405.en.html); Bundesbank, Gezielte längerfristige Refinanzierungsgeschäfte II (https://www.bundesbank.de/de/aufgaben/geldpolitik/offenmarktgeschaefte/gezielte-laengerfristige-refinanzierungs-geschaefte-ii/gezielte-laengerfristige-refinanzierungs-geschaefte-ii-755400); European Central Bank, Asset purchase programmes (https://www.ecb.europa.eu/mopo/implement/omt/html/index.en.html); European Central Bank, Introductory Statement to the press conference (with Q&A), Mario Draghi, President of the ECB, Frankfurt am Main, January 22, 2015 (https://www.ecb.europa.eu/press/pressconf/2015/html/is150122.en.html); European Central Bank, ECB announces expanded asset purchase programme, press release of January 22, 2015 (https://www.ecb.europa.eu/press/pr/date/2015/html/pr150122_1.en.html); European Central Bank, ECB adds corporate sector purchase programme (CSPP) to the asset purchase programme (APP) and announces changes to APP, press release of March 10, 2016 (http://www.ecb.europa.eu/press/pr/date/2016/html/pr160310_2.en.html); European Central Bank, Monetary policy decisions, press release of March 8, 2018 (https://www.ecb.europa.eu/press/pressconf/2018/html/ecb.is180308.en.html); European Central Bank, Asset purchase programmes (https://www.ecb.europa.eu/mopo/implement/omt/html/index.en.html); European Central Bank, Monetary policy decisions, press release of March 7, 2019 (https://www.ecb.europa.eu/press/pr/date/2019/html/ecb.mp190307~7d8a9d2665.en.html).

Securities Market

The Federal Republic’s securities market is among Europe’s largest. Trading in listed securities is not legally or otherwise confined to the stock exchanges. It is estimated, however, that most transactions in equity securities are executed through stock exchanges. By contrast, debt securities, although typically listed, are predominantly traded over-the-counter.

Highly developed secondary markets, combined with the distribution capabilities of an extensive network of financial institutions, provide the basis for the Federal Republic’s position in the world’s capital markets. Equity and debt issues are generally underwritten and distributed through banking syndicates, which typically include commercial banks as well as certain regional and specialized institutions. The regulated securities markets in Berlin, Dusseldorf, Frankfurt am Main, Hamburg, Hanover, Munich and Stuttgart and the European Energy Exchange are recognized as regulated markets of the EU according to Article 56 of Directive 2014/65/EU on Markets in Financial Instruments and comply with globally accepted regulatory standards.

Based on total turnover on German securities exchanges, the Frankfurt Stock Exchange, operated by Deutsche Börse AG, is by far the most important stock exchange in the Federal Republic.

In January 2013, the Heads of State or Government of the European Union adopted a decision authorizing a number of Member States to proceed with the introduction of a financial transaction tax (“FTT”) through “enhanced cooperation.” As of January 2019, these Member States support the introduction of an FTT based on the French model, which primarily taxes transactions involving domestically issued shares. Revenues could be used to finance EU spending. The proposal is still subject to discussion.

Source: Council of the European Union, Financial transaction tax: Council agrees to enhanced cooperation, press release of January 22, 2013 (https://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/134949.pdf).

PUBLIC FINANCE

Receipts and Expenditures

The Federal Government, each of the Länder governments and each of the municipalities (Gemeinden) have separate budgets. The federal budget is the largest single public budget.

The fiscal year of the Federal Republic is the calendar year. The annual federal budget is passed by an act of Parliament. On the basis of a proposal prepared by the Ministry of Finance, the Federal Government introduces the federal budget bill to the Parliament, generally in the summer of each year. The proposal has to pass through three Bundestag sessions, the budget committee of the Bundestag, and the Bundesrat, which deliberates on the proposal twice. The final vote on the proposal is taken by the Bundestag in its third session.

In addition to the federal, Länder and municipal budgets, there are separate budgets for the social security funds and various special funds (Sondervermögen) of the federal administration and the Länder, as well as other off-budgetary entities at all levels of government that are created for specific public purposes. General government, as defined in the national accounts, comprises all these different levels of government activity.

In 2018, total consolidated general government revenue, as presented in the national accounts, amounted to EUR 1,543.6 billion, with tax revenue of EUR 801.0 billion and net social contributions of EUR 571.7 billion.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2018 (March 2019), Table 3.4.3.2.

In 2018, VAT and the taxes on income and wealth, as presented in the national accounts, amounted to EUR 235.1 billion and EUR 445.1 billion, respectively. These joint taxes are distributed among the Federal Government, the Länder governments and municipal authorities, according to predetermined formulae. In addition to joint taxes, the Federal Government, the Länder governments and the municipal authorities each levied special taxes, for example, on tobacco and beer.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2018 (March 2019), Table 3.4.3.16.

Consolidated general government expenditure in 2018, as presented in the national accounts, amounted to a total of EUR 1,485.5 billion. The most significant consolidated general government expenditures were monetary social benefits (EUR 520.3 billion), social benefits in kind (EUR 286.1 billion) and employee compensation (EUR 256.3 billion). Other significant consolidated general government expenditures included intermediate consumption (EUR 161.8 billion), interest on public debt (EUR 31.0 billion) and gross capital formation (EUR 78.1 billion).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2018 (March 2019), Table 3.4.3.2.

GENERAL GOVERNMENT ACCOUNTS (1)

	2018	2017	2016	2015	2014
	(EUR in billions)
Federal Government, Länder governments and municipalities
Revenue	1,001.7	954.2	919.8	882.3	853.7
of which: Taxes (2)	801.0	766.4	731.7	697.9	668.1
Expenditure	958.6	930.3	899.2	861.1	840.1

Balance	43.1	23.9	20.5	21.2	13.6
Social security funds
Revenue	661.4	635.9	607.1	579.9	557.8
Expenditure	646.4	625.8	598.9	577.2	554.6

Balance	14.9	10.1	8.2	2.7	3.1
General government
Revenue	1,543.6	1,473.8	1,415.5	1,356.5	1,308.5
Expenditure	1,485.5	1,439.8	1,386.8	1,332.6	1,291.8

Balance	58.0	34.0	28.7	23.9	16.7

(1)	Definition according to the national accounts.
(2)	Excluding capital taxes and taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2018 (March 2019), Tables 3.4.3.2, 3.4.3.3 and 3.4.3.7.

FEDERAL GOVERNMENT ACCOUNTS (1)

	2018	2017	2016	2015	2014
	(EUR in billions)
Revenue	435.3	416.9	401.0	391.8	384.9
of which: Taxes (2)	385.0	372.2	353.3	346.0	336.1
Expenditure	417.4	410.7	389.5	377.1	371.2

Balance	17.9	6.1	11.5	14.7	13.7

(1)	Definition according to the national accounts.
(2)	Excluding taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2018 (March 2019), Table 3.4.3.4.

GENERAL GOVERNMENT EXPENDITURE: BREAKDOWN BY FUNCTIONS (1)

	2018	2017	2016	2015	2014
	(EUR in billions)
General public services	184.2	184.3	178.5	176.2	180.9
Defense	35.8	34.4	31.7	29.6	29.4
Public order and safety	52.3	50.3	48.8	47.1	46.2
Economic affairs	108.9	102.8	100.3	95.1	91.4
Environmental protection	22.0	20.7	19.3	17.8	17.7
Housing and community amenities	13.7	12.5	11.6	11.2	11.3
Health	241.9	232.7	225.1	217.0	209.7
Recreation, culture and religion	35.0	33.3	32.3	31.1	30.5
Education	140.4	134.6	130.3	127.0	124.4
Social protection	651.4	634.3	608.9	580.5	550.3

Total expenditure	1,485.5	1,439.8	1,386.8	1,332.6	1,291.8

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2018 (March 2019), Table 3.4.3.11.

Germany’s General Government Deficit/Surplus and General Government Gross Debt

For purposes of the Member States’ reports to the European Commission under the EDP, the general government or “Maastricht” deficit/surplus refers to the difference between consolidated public sector revenue and consolidated public sector expenditure and is the balancing item “net borrowing/net lending” of the general government (central government, state government, local government and social security funds) as defined in ESA 2010. In 2018, Germany’s general government surplus amounted to EUR 58.0 billion, or 1.7% of nominal GDP. The German general government gross debt-to-GDP ratio decreased from 64.5% in 2017 to 60.9% in 2018, which is above the EU’s 60% reference value.

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2018 (February 2019), Table 1.10; Council of the European Union, Consolidated versions of the Treaty on European Union and the Treaty on the Functioning of the European Union and the Charter of Fundamental Rights of the European Union (http://data.consilium.europa.eu/doc/document/ST-6655-2008-REV-8/en/pdf); Deutsche Bundesbank, German general government debt down in 2018 by €52 billion to €2.06 trillion – debt ratio down from 64.5 % to 60.9%, press release of March 29, 2019

(https://www.bundesbank.de/en/press/press-releases/german-government-debt-783600).

The following table shows historical information on the Federal Republic’s general government deficit/surplus and debt as a percentage of GDP.

THE FEDERAL REPUBLIC’S FISCAL MAASTRICHT CRITERIA

	2018	2017	2016	2015	2014
	(% of GDP)
General government deficit (-) / surplus (+)	1.7	1.0	0.9	0.8	0.6
General government gross debt	60.9	64.5	68.5	71.6	75.3

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2018 (February 2019), Table 1.10; Deutsche Bundesbank, German general government debt down in 2018 by €52 billion to €2.06 trillion – debt ratio down from 64.5 % to 60.9%, press release of March 29, 2019

(https://www.bundesbank.de/en/press/press-releases/german-government-debt-783600).

Fiscal Outlook

The April 2019 update of the German stability program forecasts the general government budget to remain in surplus until 2023, the end of the forecasting period. The medium-term objective of a structural deficit not exceeding 0.5% of GDP is expected to be met with a safety margin during the entire forecasting period (2019 to 2023).

According to the April 2019 update of the German stability program, Germany’s general government gross debt-to-GDP ratio is projected to decrease to 58¾% of nominal GDP in 2019 and thus below the EU’s reference value of 60% of nominal GDP. It is expected to decrease further to 51¼% of nominal GDP by 2023, the end of the forecast horizon. The reference values for the upper limit of the debt ratio according to the 1/20th-rule of the enhanced SGP are expected to be undershot significantly in all years of the forecasting period. One reason for the decrease is expected to be the liquidation of parts of the wind-up institutions’ portfolios, which is expected to continue over the coming years. In addition to the liquidation effect, the consolidation efforts in the federal, Länder and municipal authorities’ budgets are expected to contribute to the decline in the debt-to-GDP ratio during the forecasting period.

Source: Bundesministerium der Finanzen, Deutsches Stabilitätsprogramm 2019 (https://www.bundesfinanzministerium.de/Content/DE/Downloads/Broschueren_Bestellservice/2019-04-17-stabilitaetsprogramm-2019.pdf?__blob=publicationFile&v=5), Tables 13 and 16.

GENERAL GOVERNMENT BUDGETARY PROSPECTS (1)

	2023	2022	2021	2020	2019	2018
Revenue	45 1⁄4	45	45	45 1⁄4	45 1⁄2	45.6
Total taxes	23 3⁄4	23 1⁄2	23 1⁄2	23 3⁄4	23 3⁄4	23.7
Social contributions	17 1⁄4	17	17	17	17	16.9
Property income	1⁄2	1⁄2	1⁄2	1⁄2	1⁄2	0.5
Other	4	4	4	4 1⁄4	4 1⁄4	4.5
Expenditure (2)	44 1⁄2	44 1⁄2	44 1⁄2	44 1⁄2	44 1⁄2	43.9
Compensation of employees and intermediate consumption	12	12 1⁄4	12 1⁄4	12 1⁄2	12 1⁄2	12.3
Social payments	25	24 3⁄4	24 1⁄2	24 1⁄4	24 1⁄4	23.8
Interest expenditure	3⁄4	3⁄4	3⁄4	3⁄4	3⁄4	0.9
Subsidies	1	1	1	1	1	0.9
Gross fixed capital formation	2 1⁄2	2 1⁄2	2 1⁄2	2 1⁄2	2 1⁄2	2.3
Capital transfers	1	1	1 1⁄4	1 1⁄4	1 1⁄4	1.2
Other	2 1⁄2	2 1⁄2	2 1⁄2	2 1⁄2	2 1⁄2	2.4

General government deficit (–) / surplus (+)	1⁄2	1⁄2	1⁄2	3⁄4	3⁄4	1.7
Federal Government	1⁄4	0	0	0	0	0.5
Länder governments	1⁄4	1⁄4	1⁄4	1⁄2	1⁄2	0.3
Municipalities	0	0	0	1⁄4	1⁄4	0.4
Social security funds	0	0	0	1⁄4	1⁄4	0.4
General government gross debt	51 1⁄4	53	54 3⁄4	56 1⁄2	58 3⁄4	60.9

(1)	Forecast figures are rounded to one-quarter of a percent of GDP.
(2)	Adjusted by the net amount of payments in connection with swaps.

Source: Bundesministerium der Finanzen, Deutsches Stabilitätsprogramm 2019 (https://www.bundesfinanzministerium.de/Content/DE/Downloads/Broschueren_Bestellservice/2019-04-17-stabilitaetsprogramm-2019.pdf?__blob=publicationFile&v=5), Tables 13 and 16.

Tax Structure

Income Tax

Significant sources of revenue for the general government are the various types of income taxes. Income taxation for employees and self-employed persons is based on a progressive tax scale ranging from 14% to 45% subject to the amount of taxable income. Employees pay taxes on their income from employment in the form of wage taxes. Self-employed persons typically pay estimated taxes during the year before filing their annual income tax return. Income generated by partnerships (Personengesellschaften) is not subject to tax at the partnership level, but at the level of the partners. The partners pay tax on this income according to their individual income tax brackets.

Income generated by corporations is subject to corporate income tax (Körperschaftsteuer) at a flat rate of 15%.

Capital income received by domestic taxpayers (all types of income from capital as well as private shareholders’ net gains from sales of shares in corporations) is subject to a final uniform tax rate of 25% (Abgeltungssteuer), taking into consideration an allowance (Sparerpauschbetrag) of EUR 801 (EUR 1,602 for married couples).

In addition to the various types of income tax, a solidarity surcharge of 5.5% is imposed on the applicable income tax liability.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Einkommensteuergesetz (http://www.gesetze-im-internet.de/estg/index.html); Bundesministerium der Justiz und für Verbraucherschutz, Solidaritätszuschlaggesetz 1995, § 4 Zuschlagssatz (http://www.gesetze-im-internet.de/solzg_1995/__4.html); Bundesministerium der Justiz und für Verbraucherschutz, Körperschaftsteuergesetz (http://www.gesetze-im-internet.de/kstg_1977/index.html).

VAT and Consumption Taxes

VAT serves as a significant source of revenue. VAT is a general consumption tax that is imposed on the value of most goods and services. The standard rate applicable to most goods and services is 19%. Certain items that are classified as basic necessities, such as food (except food and beverages in restaurants) and books, are subject to a reduced rate of 7%.

In addition to the VAT, there are specific consumption taxes. The most significant specific consumption taxes relate to energy and tobacco.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Umsatzsteuergesetz (http://www.gesetze-im-internet.de/ustg_1980/index.html); Bundesministerium der Justiz und für Verbraucherschutz, Umsatzsteuergesetz, § 12 Steuersätze (http://www.gesetze-im-internet.de/ustg_1980/__12.html); Bundesministerium der Justiz und für Verbraucherschutz, Energiesteuergesetz (http://www.gesetze-im-internet.de/energiestg/); Bundesministerium der Justiz und für Verbraucherschutz, Tabaksteuergesetz (http://www.gesetze-im-internet.de/tabstg_2009/index.html).

Environmental Tax

The environmental tax regime aims to encourage energy conservation and to allocate the burden of taxes and contributions more equally among labor, capital and natural resources. Key points of the environmental tax regime are an electricity tax imposed on the consumption of electricity and an energy tax on mineral oil and coal. The electricity tax rate is EUR 20.50 per megawatt-hour. The rates of the energy tax are assessed in accordance with certain environmental criteria.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Stromsteuergesetz (http://www.gesetze-im-internet.de/stromstg/index.html); Bundesministerium der Justiz und für Verbraucherschutz, Stromsteuergesetz, § 3 Steuertarif (http://www.gesetze-im-internet.de/stromstg/__3.html).

Trade Tax

Trade tax (Gewerbesteuer) is levied at the municipal level and is imposed on businesses and their objective earning power. The trade tax rate varies and depends on the municipality that levies the tax. Basis of assessment are the profits of a business enterprise as determined under income tax law or corporation tax law, increased or decreased by certain adjustments. The result is multiplied by the basic federal rate (Gewerbesteuermesszahl) to achieve the base amount for the trade tax (Steuermessbetrag), which is then multiplied by the municipal multiplier (Hebesatz). Beyond a required minimum level of 200%, municipalities have discretion to fix the municipal tax collection rate.

Source: Bundesministerium der Justiz und für Verbraucherschutz, Gewerbesteuergesetz (http://www.gesetze-im-internet.de/gewstg/index.html).

The following table provides an overview of the annual tax revenues of the general government divided by categories for each of the years indicated, as presented in the national accounts.

TAXES (1)

	2018	2017	2016	2015	2014
	(EUR in billions)
Current taxes	801.0	766.4	731.7	697.9	668.1
Taxes on production and imports	355.9	345.1	334.6	325.8	314.4
of which: VAT	235.1	226.6	218.8	211.6	203.1
Current taxes on income and wealth	445.1	421.3	397.1	372.1	353.8
of which: Wage tax	248.0	234.1	223.2	215.0	203.9
Assessed income tax	59.1	57.8	51.9	46.8	43.9
Non-assessed taxes on earnings	31.0	29.8	26.6	27.5	25.6
Corporate tax	36.0	31.6	29.2	21.6	21.6

	2018	2017	2016	2015	2014
	(EUR in billions)
Capital taxes	6.8	6.1	7.0	6.3	5.5

Tax revenue of general government	807.8	772.5	738.7	704.2	673.6
Taxes of domestic sectors to EU	5.1	5.1	5.2	5.5	4.6

Taxes	812.9	777.5	743.8	709.7	678.2

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2018 (March 2019), Table 3.4.3.16.

Government Participations

The Federal Republic and its various special funds held direct participations in 109 public and private enterprises as of December 31, 2017.

The following table shows information on the Federal Republic’s significant direct participations (including those held through special funds) as of December 31, 2017.

PARTICIPATIONS OF THE FEDERAL REPUBLIC

Enterprises	Total nominal capital of enterprise	Participation of the Federal Republic
	(EUR in millions)	(%)
Significant majority participations:
Deutsche Bahn AG	2,150	100.0
KfW Kreditanstalt für Wiederaufbau	3,750	80.0
Hypo Real Estate Holding GmbH (1)	909	100.0
Significant minority participations exceeding 25%:
Flughafen München GmbH	307	26.0

(1)	Participations held by a special fund.

Direct Debt of the Federal Government

As of December 31, 2018, the Federal Government’s direct debt totaled EUR 1,070.2 billion, compared to EUR 1,086.3 billion as of December 31, 2017.

Source: Bundesrepublik Deutschland Finanzagentur GmbH, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland (https://www.deutsche-finanzagentur.de/fileadmin/user_upload/finanzagentur/pdf/schuldenstand_jahresarchiv.pdf).

The Federal Government raises funds primarily through the issuance of bonds and notes. Euro-denominated bonds and notes issued by the Federal Republic are evidenced by book entry and no certificates are issued.

In addition to its own direct debt obligations, the Federal Government and its special funds had outstanding guarantees in an aggregate amount of EUR 478.9 billion as of December 31, 2017. Of this amount, EUR 121.0 billion were outstanding in the form of export credit insurance, which is handled by Euler Hermes on behalf of and for the account of the Federal Government. Furthermore, EUR 22.4 billion of the aggregate amount were outstanding in the form of a guarantee for a loan to Greece according to the German Financial Stability Act, and EUR 93.0 billion of the aggregate amount were outstanding in the form of a guarantee for the European Financial Stability Facility.

Source: Bundesministerium der Finanzen, Finanzbericht 2019 (https://www.bundesfinanzministerium.de/Content/DE/Standardartikel/

Themen/Oeffentliche_Finanzen/Wirtschafts_und_Finanzdaten/Finanzberichte/Finanzbericht-2019-anl.pdf;jsessionid=72405BEC0B3E3F6153D39D839CFE9E9E?__blob=publicationFile&v=2), Overview 3, page 290.

For more detailed information regarding the Federal Government’s debt and guarantees, see “—Tables and Supplementary Information.”

For information on the Federal Government’s liability as of December 31, 2018 for capital subscriptions to various international financial organizations, see the table entitled “Tables and Supplementary Information—III. Liabilities to International Financial Organizations.”

TABLES AND SUPPLEMENTARY INFORMATION

I. DIRECT DEBT OF THE FEDERAL GOVERNMENT

SUMMARY

Principal amount outstanding as of December 31, 2018
(EUR in millions)
Federal Bonds (Bundesanleihen)	747,500
Bonds of the Federal Republic and the Länder (Bund-Länder-Anleihe)	405
Inflation-linked Securities (inflationsindexierte Bundeswertpapiere)	66,500
Five-year Federal Notes (Bundesobligationen)	194,000
Federal Treasury Notes (Bundesschatzanweisungen)	96,000
Federal Savings Notes (Bundesschatzbriefe)	48
Treasury Discount Paper (Unverzinsliche Schatzanweisungen)	14,046
German Government Day-Bonds (Tagesanleihe des Bundes)	921
Borrowers’ note loans (Schuldscheindarlehen)	7,745
of which:
– From residents	7,707
– From non-residents	38
Old debt (1)	4,475
of which:
– Equalization claims	4,155
Repurchased debt	61,485

Total	1,070,154

(1)	Mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.

Source: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 30. Juni 2018 und zum 31. Dezember 2018 in Euro, Bundesanzeiger of February 04, 2019.

DEBT TABLES

1. FEDERAL BONDS (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2018
	(% per annum)			(EUR in millions)
6.25% Bonds of the Federal Republic of 1994	6.25	1994	2024	10,250
6.5% Bonds of the Federal Republic of 1997	6.5	1997	2027	11,250
5.625% Bonds of the Federal Republic of 1998	5.625	1998	2028	14,500
4.75% Bonds of the Federal Republic of 1998 (II)	4.75	1998	2028	11,250
6.25% Bonds of the Federal Republic of 2000	6.25	2000	2030	9,250
5.5% Bonds of the Federal Republic of 2000	5.5	2000	2031	17,000
4.75% Bonds of the Federal Republic of 2003	4.75	2003	2034	20,000
4% Bonds of the Federal Republic of 2005	4	2005	2037	23,000
4.25% Bonds of the Federal Republic of 2007 (I)	4.25	2007	2039	14,000
3.75% Bonds of the Federal Republic of 2008	3.75	2008	2019	24,000
4.75% Bonds of the Federal Republic of 2008	4.75	2008	2040	16,000
3.5% Bonds of the Federal Republic of 2009	3.5	2009	2019	24,000

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2018
	(% per annum)			(EUR in millions)
3.25% Bonds of the Federal Republic of 2009	3.25	2009	2020	22,000
3.25% Bonds of the Federal Republic of 2010	3.25	2010	2042	15,000
3% Bonds of the Federal Republic of 2010	3	2010	2020	22,000
2.25% Bonds of the Federal Republic of 2010	2.25	2010	2020	16,000
2.5% Bonds of the Federal Republic of 2010	2.5	2010	2021	19,000
3.25% Bonds of the Federal Republic of 2011	3.25	2011	2021	19,000
2.25% Bonds of the Federal Republic of 2011	2.25	2011	2021	16,000
2% Bonds of the Federal Republic of 2011	2	2011	2022	20,000
1.75% Bonds of the Federal Republic of 2012	1.75	2012	2022	24,000
1.5% Bonds of the Federal Republic of 2012	1.50	2012	2022	18,000
2.5% Bonds of the Federal Republic of 2012	2.50	2012	2044	26,500
1.5% Bonds of the Federal Republic of 2013	1.50	2013	2023	18,000
1.5% Bonds of the Federal Republic of 2013 (II)	1.50	2013	2023	18,000
2% Bonds of the Federal Republic of 2013	2	2013	2023	18,000
1.5% Bonds of the Federal Republic and the Länder of 2013	1.50	2013	2020	405
1.75% Bonds of the Federal Republic of 2014	1.75	2014	2024	18,000
2.5% Bonds of the Federal Republic of 2014	2.50	2014	2046	25,500
1.5% Bonds of the Federal Republic of 2014	1.50	2014	2024	18,000
1% Bonds of the Federal Republic of 2014	1	2014	2024	18,000
0.5% Bonds of the Federal Republic of 2015	0.5	2015	2025	23,000
1% Bonds of the Federal Republic of 2015	1	2015	2025	23,000
0.5% Bonds of the Federal Republic of 2016	0.5	2016	2026	26,000
0% Bonds of the Federal Republic of 2016	0	2016	2026	25,000
0.25% Bonds of the Federal Republic of 2017	0.25	2017	2027	26,000
0.5% Bonds of the Federal Republic of 2017	0.5	2017	2027	25,000
1.25% Bonds of the Federal Republic of 2017	1.25	2017	2048	12,000
0.5% Bonds of the Federal Republic of 2018	0.5	2018	2028	21,000
0.25% Bonds of the Federal Republic of 2018	0.25	2018	2028	21,000

Total Federal Bonds				747,905

(1)	Federal Bonds (Bundesanleihen) are evidenced by book entry, and no certificates are issued. Maturities are 10 to 30 years. No redemption prior to maturity; including principal strips.

2. INFLATION-LINKED SECURITIES (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2018
	(% per annum)			(EUR in millions)
1.75% Inflation-linked Bonds of the Federal Republic of 2009	1.75	2009	2020	16,000
0.10% Inflation-linked Bonds of the Federal Republic of 2012	0.10	2012	2023	16,000
0.50% Inflation-linked Bonds of the Federal Republic of 2014	0.50	2014	2030	12,050
0.10% Inflation-linked Bonds of the Federal Republic of 2015	0.10	2015	2026	14,500
0.10% Inflation-linked Bonds of the Federal Republic of 2015	0.10	2015	2046	7,950

Total Inflation-linked Securities				66,500

(1)	Inflation-linked Securities (Inflationsindexierte Bundeswertpapiere) are evidenced by book entry, and no certificates are issued. Maturities are five to ten years. No redemption prior to maturity.

3. FEDERAL NOTES (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2018
	(% per annum)			(EUR in millions)
1.00% Bonds of 2014-Series 168	1.0	2014	2019	16,000
0.50% Bonds of 2014-Series 169	0.50	2014	2019	16,000
0.25% Bonds of 2014-Series 170	0.25	2014	2019	16,000
0.00% Bonds of 2015-Series 171	0.00	2015	2020	20,000
0.25% Bonds of 2015-Series 172	0.25	2015	2020	19,000
0.00% Bonds of 2016-Series 173	0.00	2016	2021	21,000
0.00% Bonds of 2016-Series 174	0.00	2016	2021	19,000
0.00% Bonds of 2017-Series 175	0.00	2017	2022	18,000
0.00% Bonds of 2017-Series 176	0.00	2017	2022	17,000
0.00% Bonds of 2018-Series 177	0.00	2018	2023	16,000
0.00% Bonds of 2018-Series 178	0.00	2018	2023	16,000

Total Federal Notes				194,000

(1)	Federal Notes (Bundesobligationen) are evidenced by book entry, and no certificates are issued. Maturities are approximately five years. No redemption prior to maturity.

4. FEDERAL TREASURY NOTES (1)

Title	Interest Rate	Year of Issue	Maturity	Aggregate principal amount outstanding as of December 31, 2018
	(% per annum)			(EUR in millions)
0.00% Notes of 2017	0.00	2017	2019	13,000
0.00% Notes of 2017 (II)	0.00	2017	2019	13,000
0.00% Notes of 2017 (III)	0.00	2017	2019	13,000
0.00% Notes of 2017 (IV)	0.00	2017	2019	13,000
0.00% Notes of 2018	0.00	2018	2020	13,000
0.00% Notes of 2018 (II)	0.00	2018	2020	12,000
0.00% Notes of 2018 (III)	0.00	2018	2020	12,000
0.00% Notes of 2018 (IV)	0.00	2018	2020	7,000

Total Federal Treasury Notes				96,000

(1)	Federal Treasury Notes (Bundesschatzanweisungen) are evidenced by book-entry, and no certificates are issued. Maturities are two years. No redemption prior to maturity.

5. FEDERAL SAVINGS NOTES (1)

	Interest Rate	Year of Issue	Maturity	Aggregate principal amount outstanding as of December 31, 2018
	(% per annum)			(EUR in millions)

Federal Savings Notes	0.0001% to 2.2500%	2012	2019	48

6. TREASURY DISCOUNT PAPER (2)

	Interest Rate(3)	Year of Issue	Maturity	Aggregate principal amount outstanding as of December 31, 2018
	(% per annum)			(EUR in millions)
Treasury Discount Paper	-0.66 to -0.63	2018	2019	14,000

7. GERMAN GOVERNMENT DAY-BONDS

	Interest Rate	Year of Issue	Maturity	Aggregate principal amount outstanding as of December 31, 2018
	(% per annum)			(EUR in millions)

German Government Day-Bonds	variable, tied to EONIA	2008	unlimited	921

8. BORROWERS’ NOTE LOANS (4)

	Interest Rate	Year of Issue	Maturity	Aggregate principal amount outstanding as of December 31, 2018
	(% per annum)			(EUR in millions)

Borrowers’ note loans
(Schuldscheindarlehen)	2.91% to 5.05%	2003 to 2011	2019 to 2037	7,745

(1)

Federal Savings Notes (Bundesschatzbriefe) are evidenced by book entry and no certificates are issued. Maturities are six or seven years. The terms of the Federal Savings Notes provide for interest rates that increase during the term of the bonds. In addition, the seven-year Federal Savings Notes provide for payment of compounded interest at maturity or upon redemption prior to maturity. No redemption is permitted prior to maturity. Since January 1, 2013 the Federal Republic of Germany stopped offering new Federal savings notes and Federal Treasury financing papers.

(2)

Treasury Discount Papers (Unverzinsliche Schatzanweisungen) are issued at a discount and repaid at par value on the maturity date. No interest payments are made during the term of the paper. The papers are auctioned and intended for institutional investors. Maturities range from six months to twelve months. No redemption is permitted prior to maturity.

(3)	Reflects annual interest rate paid to the holder by way of the initial issue discount. No redemption is permitted prior to maturity.
(4)

Borrowers’ note loans (Schuldscheindarlehen) are an instrument of the German capital market where the lending entity, generally an institutional investor, receives a certificate evidencing its loan to the borrower and the term of such loans. The certificate generally authorizes at least three assignments. No redemption is permitted prior to maturity.

9. OTHER LIABILITIES

Title	Interest Rate	Year of incurrence	Maturity	Aggregate principal amount outstanding as of December 31, 2018
	(% per annum)			(EUR in millions)
Old debt (1)	0% to 3%	Various	Various	4,475
Other debt (2)	Various	Various	Various	40

(1)	Includes mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.
(2)

Includes liabilities of the Federal Government to repay amounts received from the Investitionshilfeabgabe, a special duty levied on income, the proceeds of which were to be used to promote investments.

Source: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 30. Juni 2018 und zum 31. Dezember 2018 in Euro, Bundesanzeiger of February 04, 2019.

II. GUARANTEES BY THE FEDERAL GOVERNMENT (1)

	Aggregate principal amount outstanding as of December 31,
Purpose of Guarantees	2017	2016
	(EUR in millions)
Export finance loans (including rescheduled loans) (2)	121,012	128,630
Untied loans; direct foreign investments by German companies; Loans of the European Investment Bank to non-EU borrowers	44,275	44,918
Loans in connection with EU agricultural policy measures	0	0
Loans to domestic corporations and for projects in areas of agriculture, fishing and housing construction	97,510	96,961
Contributions to international financing institutions	60,067	60,067
Co-financing of bilateral projects of German financial co-operation	19,587	17,556
Successor agencies to Treuhandanstalt	1,009	1,009
Interest compensation guarantees	15,000	10,000

Total guarantees pursuant to the 2010 German Budget Act	358,461	359,142

Guarantee for a loan to Greece according to the German Financial Stability Act	22,400	22,400

Loan guarantees under the Act on Guarantees pertaining to the European Financial Stability Facility	93,006	85,932
Total guarantees	473,867	467,474

(1)	Does not include guarantees under the KfW Law with respect to money borrowed, bonds issued and derivative transactions entered into by KfW.
(2)	Includes export finance loans extended by KfW IPEX-Bank guaranteed by the Federal Republic through Euler Hermes Aktiengesellschaft (“HERMES”), the official German export credit insurer.

Source: Bundesministerium der Finanzen, Finanzbericht 2019 (https://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Wirtschafts_und_Finanzdaten/Finanzberichte/Finanzbericht-2019.html), Overview 3, page 290.

III. LIABILITIES TO INTERNATIONAL FINANCIAL ORGANIZATIONS

The Federal Republic is obligated to contribute to the capital subscriptions and, in some cases, to additional financing, according to the requirements of each respective membership. Such contributions were in many cases stated initially in 1944 with one U.S. dollar being an equivalent to 0.888671 grams of gold, and later – with the creation of the Special Drawing Right (“SDR”) – being an equivalent to the SDR at the same value. The SDR was established by an amendment to the Articles of Agreement of the IMF in July 1969. From July 1, 1974 to June 1978 the exchange rate between world currencies and the SDR was determined on the basis of a basket of 18 currencies, including the U.S. dollar, which accounted for approximately one-third of the value of the basket. From July 1978 to December 31, 1980, the exchange rate was determined on the basis of a basket of 15 currencies. From 1981 to 2000, the basket was further reduced to the five key currencies, including the U.S. dollar. The value of the SDR, the possible inclusion of new currencies in the basket, the weight of each of these currencies in the basket, and the financial instruments used in determining the interest rate on the SDR, are reviewed every five years. During the last review in November 2015, it was decided that from October 2016 onwards the Chinese currency renminbi will be part of the SDR basket. With effect from October 1, 2016, the SDR basket consists of five currencies with the following weights: U.S. dollar (42%), euro (31%), Chinese renminbi (11%), Japanese yen (8%) and pound sterling (8%).

SUBSCRIPTIONS OR COMMITMENTS BY THE FEDERAL REPUBLIC

TO INTERNATIONAL FINANCIAL ORGANIZATIONS

AS OF END OF DECEMBER 2018

Name of organization	Subscription or commitment by the Federal Republic (1)	Amount paid in
	(USD in millions)
IMF (2)	37,930.8	37,930.8
International Bank for Reconstruction and Development (IBRD) (3)	11,650.2	717.9
International Development Association (IDA) (3)(4)	27,526.5	23,683.4
International Finance Corporation (IFC) (3)(4)	128.9	128.9
European Investment Bank (EIB) (5)	41,315.5	3,685
African Development Bank (AfDB) (3)	3,764.1	258.2
African Development Fund (AfDF) (3)	4,316.74	4,127.3
Asian Development Bank (AsDB) (3)	6,386.6	319.4
Asian Development Fund (AsDF) (3)	1,933.0	1,770.0
Inter-American Development Bank (IDB) (3)	3,368.7	242.3
Inter-American Investment Corporation (IIC) (3)	14.3	14.3
Fund for Special Operations (FSO) (3)	—	—
International Fund for Agricultural Development (IFAD) (3)	594.1	521.8
Caribbean Development Bank (CDB) (3)	106.6	23.5
Special Development Fund of the Caribbean Development Bank (SDF) (3)	110.0	103.4
European Bank for Reconstruction and Development (EBRD) (5)	3,066.0	639.5
Council of Europe Development Bank (CEB) (5)	1,098.3	121.9
Asian Infrastructure Investment Bank (AIIB) (3)	4,484.2	717,4

(1)

Subscriptions are in part committed in USD, SDR or EUR. SDR or EUR commitments are converted to USD at year-end exchange rates, except that certain SDR commitments are converted at the fixed conversion rate of SDR 1 = USD 1.4241

(2)

Source: computation provided by the Ministry of Finance based on data provided by the IMF; the subscription (quota) is fully paid in by the Deutsche Bundesbank. The foreign currency part of the quota (25% of the subscription) and the Deutsche Bundesbank’s further contributions to Fund’s financing are part of the foreign currency reserves of the Deutsche Bundesbank. The government does not provide any guarantees or provisions for risks of IMF loans.

(3)	Source: computation provided by the Ministry of Finance and the Ministry for Economic Cooperation and Development.
(4)	Source: IFC and IDA: World Bank Corporate Secretariat, April 2018.
(5)	Source: computation provided by the Ministry of Finance based on euro exchange rate of the European Central Bank at year-end 2017 of EUR 1 per USD 1.1993.